Registration Statement No. 333-148178
811-09137

As Filed with the Securities and Exchange Commission on March 11, 2008

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION UNDER THE SECURITIES ACT OF 1933          [ X ]

Pre-Effective Amendment No.   1            [X  ]

Post-Effective Amendment No.              [  ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940         [ X ]

Amendment No.   50               [ X ]

Sun Life of Canada (U.S.) Variable Account I
Registrant

Sun Life Assurance Company of Canada (U.S.)
Depositor

One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
Depositor's Address

1-800-700-6554
Depositor's Telephone Number

Bruce Teichner
Assistant Vice President and Senior Counsel
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
Name and Address of Agent For Service

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of its Flexible Premium Combination Fixed and Variable Life Insurance Policies
is being registered under the Securities Act of 1933.
Title and Amount of Securities Being Registered

As soon as practicable after the effective date of this Registration Statement
Approximate Date of Proposed Public Offering

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART A

Sun Prime Survivorship Variable Universal Life Insurance
Sun Life of Canada (U.S.) Variable Account I
A Flexible Premium Combination Fixed and Variable Universal Life Insurance Policy
Prospectus
March 31, 2008

This prospectus describes a last survivor combination fixed and variable universal life insurance policy (the "Policy") issued by Sun Life Assurance Company of Canada (U.S.) ("we", "us" or "Company"), a member of the Sun Life Financial group of companies, through Sun Life of Canada (U.S.) Variable Account I, one of our separate accounts.  The Policy is being offered as an individual policy.    This prospectus contains important information You should understand before purchasing a Policy.  We use certain special terms which are defined in Appendix A.  You should read this prospectus carefully and keep it for future reference.

You may choose among a number of Variable Sub-Accounts and a Fixed Account.  The Variable Sub-Accounts invest in shares of the following Funds:
ASSET ALLOCATION	LARGE CAP EQUITY
Franklin Income Securities Fund (Class 2)	AIM V.I. Core Equity Fund (Series I)
MFS Total Return Portfolio (S Class)	Columbia Marsico 21st Century Fund, Variable Series – Class B
EMERGING MARKETS BOND	Fidelity VIP Contrafund® Portfolio (Service Class 2)
PIMCO VIT Emerging Markets Bond Portfolio (Administrative Class)	Fidelity VIP Index 500 Portfolio (Service Class 2)
EMERGING MARKETS EQUITY	Franklin Mutual Shares Securities Fund (Class 2)
MFS Emerging Markets Equity Portfolio (S Class)	Goldman Sachs VIT Structured U.S. Equity Fund (S Shares)
HIGH YIELD BOND	SCSM Lord Abbett Growth and Income Fund (Initial Class)
SC PIMCO High Yield Fund (Initial Class)	M Funds – Business Opportunity Value
INFLATION-PROTECTED BOND	M Funds – Turner Core Growth
PIMCO VIT Real Return Portfolio (Administrative Class)	MFS Value Portfolio (S Class)
INTERMEDIATE TERM BOND	Oppenheimer Capital Appreciation Fund/VA (Service Shares)
Franklin U.S. Government Fund (Class 2)	Oppenheimer Main Street Fund/VA (Service Shares)
MFS Bond Portfolio (S Class)	SCSM Davis Venture Value Fund (I Class)
PIMCO VIT Total Return Portfolio (Administrative Class)	SCSM FI Large Cap Growth Fund (I Class)
Sun Capital Investment Grade Bond Fund (I Class)	Van Kampen LIT Comstock Portfolio (Class 2 Shares)
INTERNATIONAL/GLOBAL EQUITY	REAL ESTATE EQUITY
AIM V.I. International Growth Fund (Series I)	Sun Capital Real Estate Fund® (I Class)
AllianceBernstein VPS International Value Portfolio (Class B)	SHORT TERM BOND
M Funds – Brandes International Equity	SCSM Goldman Sachs Short Duration Fund (Initial Class)
MFS Research International Portfolio (S Class)	SMALL CAP EQUITY
Oppenheimer Global Securities Fund/VA (Service Shares)	DWS Small Cap Index VIP (Class B)
INTERNATIONAL/GLOBAL SMALL/MID CAP EQUITY	Franklin Small Cap Value Securities Fund (Class 2)
First Eagle Overseas Variable Fund	M Funds – Frontier Capital Appreciation
MID CAP EQUITY	SCSM Oppenheimer Main Street Small Cap Fund (I Class)
Fidelity VIP Mid Cap Portfolio (Service Class 2)	Wanger U.S. Smaller Companies
SCSM Goldman Sachs Mid-Cap Value Fund (Initial Class)	SPECIALTY/SECTOR EQUITY
SCSM Blue Chip Mid Cap Fund (I Class)	MFS Utilities Portfolio (S Class)
MONEY MARKET	SPECIALTY/SECTOR COMMODITY
Sun Capital Money Market Fund (I Class)	PIMCO VIT Commodity RealReturn Strategy Portfolio (Administrative Class)
MULTI SECTOR BOND	TARGET DATE
Franklin Strategic Income Securities Fund (Class 2)	Fidelity VIP Freedom 2015 Portfolio (Service Class 2)
Fidelity VIP Freedom 2020 Portfolio (Service Class 2)
Fidelity VIP Freedom 2030 Portfolio (Service Class 2)

Invesco Aim Advisors, Inc. advises the AIM Funds and advisory entities affiliated with Invesco Aim Advisors, Inc. subadvise the AIM Funds.  AllianceBernstein L.P. advises the AllianceBernstein VPS International Value Portfolio.  Columbia Management Advisors, LLC advises the Columbia Marsico 21st Century Fund and Marsico Capital Management, LLC is the subadviser.  Deutsche Investment Management Americas, Inc. advises the DWS Small Cap Index VIP.  Fidelity Management & Research Company advises the Fidelity Portfolios. Arnhold and S. Bleichroeder Advisers, LLC advises the First Eagle Overseas Variable Fund.  Franklin Advisers, Inc. advises the Franklin Income Securities Fund, Franklin Strategic Income Securities Fund and Franklin U.S. Government Fund.  Franklin Advisory Services, LLC advises the Franklin Mutual Shares Securities Fund and the Franklin Small Cap Value Securities Fund.  Goldman Sachs Asset Management, L.P. advises the Goldman Sachs VIT Structured U.S. Equity Fund.  M Financial Investment Advisers, Inc. advises the M Funds.  Massachusetts Financial Services Company, our affiliate, advises the MFS  Portfolio.    OppenheimerFunds, Inc. advises the Oppenheimer Fund/VAs and is subadviser of the SC Oppenheimer Main Street Small Cap Fund.  Pacific Investment Management Company LLC advises the PIMCO Portfolios.  Sun Capital Advisers, LLC, our affiliate, advises the Sun Capital Funds.  Davis Advisors is the subadviser of the SC Davis Venture Value Fund.  Goldman Sachs Asset Management, L.P. is the subadviser of the SC Goldman Sachs Mid-Cap Value Fund and the SC Goldman Sachs Short Duration Fund.  Lord, Abbett & Co. LLC is the subadviser of the SC Lord Abbett Growth and Income Fund.  Pacific Investment Management Company LLC is the subadviser of the SC PIMCO High Yield Fund.  Pyramis Global Advisors, LLC is the subadviser of the SC FI Large Cap Growth Fund.  Van Kampen Asset Management advises the Van Kampen LIT Comstock Portfolio.  Columbia Wanger Asset Management, LP advises the Wanger U.S. Smaller Companies.

Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
(800) 838-9673

Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

This prospectus does not constitute an offering in any jurisdiction where the offering would not be lawful.  You should rely only on the information contained in this prospectus or in the prospectus or statement of additional information of the Funds.  We have not authorized anyone to provide You with information that is different.

Risk/Benefit Summary of Policy

Right of Return Period

You may return the Policy within 10 days from the date of receipt of the Policy and receive a refund.  A longer period may apply in some states.

Premium Payments

-	Generally, You must make a minimum Initial Premium payment equal to two Minimum Monthly Premiums. The minimum Initial Premium is shown in the illustration for the Policy and is shown in the Policy.

-	You choose the amount and timing of subsequent premium payments, within certain limits.

-	You may allocate your net premium payments among the Policy's available Sub-Accounts.

CONTRACT BENEFITS

Account Value

Account Value is the sum of the amounts in each Sub-Account with respect to the Policy.

The Policy's Account Value will reflect-

-	the premiums You pay;

-	the investment performance of the Variable Sub-Accounts You select, and/or the interest credited to the Fixed Account;

-	any loans or partial withdrawals;

-	the charges we deduct under the Policy.

Accessing the Policy’s Account Value

-	You may borrow from us using your Account Value as collateral.

-
You may surrender the Policy for its Cash Surrender Value.  Cash Surrender Value is Account Value minus any surrender charges and the amount of any Policy Debt.  The surrender charge period ends 10 years after You purchase the Policy or increase the Specified Face Amount of the Policy.

-
You may make a partial withdrawal of some of the Policy’s Cash Surrender Value after the Policy has been in force for one year.  A partial withdrawal will cause a decrease in the Specified Face Amount of the Policy if your death benefit option is the Specified Face Amount.  Reducing the Cash Surrender Value with a partial withdrawal may increase the risk of Policy lapse.

Death Benefit Compliance Test

-	For favorable federal tax treatment, the Policy must meet one of the following standards-

	-	the Guideline Premium Test, or

	-	the Cash Value Accumulation Test.

-	You choose the applicable test. You may not change your election

-	Please see the Death Benefit Compliance Test paragraph in the About the Policy section of the prospectus for the Guideline Premium Test and Cash Value Accumulation Test definitions.

Death Benefit

If the Policy is in force at the time we receive due proof of the Surviving Insured's death, we will pay the beneficiary an amount based on the death benefit option in effect, plus any supplemental benefits added to the Policy, less Policy Debt and any overdue monthly deductions.

Specified Face Amount is the minimum amount of life insurance in the Policy.

-	You have a choice of three death benefit options-

	-	the Specified Face Amount (Option A); or

	-	the Specified Face Amount plus Account Value (Option B); or

	-	the Specified Face Amount plus the sum of premiums paid (Option C).

-	After the first Policy Year, You may change the Specified Face Amount.

-	After the Policy Date, You may change the death benefit option.

Investment Options

-	You may allocate your net premium payments among the Variable Sub-Accounts and the Fixed Account.

-	You may transfer amounts from one Variable Sub-Account to another, subject to any limits that we or the Funds may impose. We will notify You in writing of any such limitations.

-	You may transfer amounts to and from the Fixed Account, subject to our transfer rules in effect at time of transfer.

Reinstatement

If the Policy terminates due to insufficient value, we will reinstate it within three years at your request, subject to certain conditions.

Supplemental Benefits

-	You may supplement the Policy with the following benefits where available-

-	estate preservation
-	policy split option without evidence of insurability
-	supplemental term insurance
-	enhanced cash surrender value
-	loan lapse protection
-	long term accumulation (“LTA”)
-	charitable giving
-	travel assistance

-	We will deduct the cost, if any, of the rider(s) from the Policy's Account Value on a monthly basis.

CONTRACT RISKS

The Variable Account

-	The assets attributable to the Policies are held in a variable separate account.

-	The assets of the variable separate account are free from our general creditor's claims.

-	The variable separate account is divided into Variable Sub-Accounts.

-	Each Variable Sub-Account invests exclusively in shares of a corresponding mutual fund.

-
When You choose Variable Sub-Accounts in the Variable Account, your benefits will fluctuate because the benefits reflect the impact of certain economic conditions on the mutual funds underlying the Variable Sub-Accounts You have elected.  These conditions include, but are not limited to

-	inflationary forces,

-	changes in rates of return available from different types of investments,

-	changes in employment rates and

-	the presence of international conflict.

-	With such Variable Sub-Accounts, You assume all investment risk. Investment risk is the risk of poor investment performance.

-	Poor investment performance can result in a loss of all or some of your investment.

-	A comprehensive discussion of the risks of such Variable Sub-Accounts may be found in the underlying Fund's prospectus.

-
It is unsuitable to purchase a life insurance policy as a short-term savings vehicle because surrender charges are highest in the early Policy Years.  Cost of insurance and other insurance-related charges are appropriate to a life insurance policy and not to a short-term savings vehicle.  Moreover, survivorship policies are structured on the assumption of long-term coverage.

What If Charges and Deductions Exceed Account Value less Policy Debt?

-	Unless the No-Lapse Guarantee applies, the Policy will terminate if the Account Value less Policy Debt at the beginning of any Policy Month is less than the charges and deductions then due.

-	We will send You notice and allow You a 61 day Grace Period.

-	If, within the Grace Period, You do not make a premium payment sufficient to cover all charges and deductions due, the Policy will terminate at the end of the Grace Period.

-	If the Policy terminates, all coverage ceases and no benefits are payable.

No-Lapse Guarantee

The Policy will not terminate during the No-Lapse Guarantee Period if the premiums paid less partial withdrawals less Policy Debt exceed the sum of Minimum Monthly Premiums from the Policy Date to the Valuation Date.  The No-Lapse Guarantee Period is based on the age of the younger  Insured and the amount of planned periodic premium You pay.  It may vary in length by state but may not exceed 20 years.

Federal Tax Considerations

Purchase of, and transactions under, the Policy may have adverse or unfavorable tax consequences that You should consider.  You may wish to consult a qualified tax professional prior to purchase regarding tax treatment of death benefits, loans and surrenders.

The following tables describe the fees and expenses that You will pay when buying, owning and surrendering the Policy.  The first table describes the fees and expenses that You will pay at the time that You buy the Policy, surrender the Policy or transfer amounts between Investment Options.

TRANSACTION FEES
Charge	When Charge is Deducted	Amount Deducted	Amount Deducted if LTA Rider in Effect
Premium Expense Charge[1] (3.25% of this Charge is used for state and federal tax obligations) Maximum Charge: Current Charge:	Upon premium receipt	(as a % of premium) 8.25% 8.00%	(as a % of premium) 15.00% 11.50%
Surrender Charge Maximum Charge: Minimum Charge: Representative Owner Charge[4]: (male, preferred, non-tobacco, Issue Age 55/female, preferred, non-tobacco, Issue Age 55, Policy Year 1)	Upon policy surrender before the eleventh Policy Year and upon surrender of a Policy increase before ten years have elapsed from the increase effective date	(Per $1000 of Specified Face Amount “SFA”) $58.22[2,3] $0.13[2,3] $11.52[3]	(Per $1000 of Specified Face Amount “SFA”) None[3]
Loan Lapse Protection Rider[5] Maximum Charge:	On the Rider Exercise Date	(of Account Value) 3.5%	(of Account Value) 3.5%
Transfer Fee Maximum Charge: Current Charge:	Upon each transfer in excess of 12 in a Policy Year	$15.00 $0.00	$15.00 $0.00

The next table describes the fees and expenses that You will pay periodically during the time You own the Policy, not including Fund fees and expenses.

PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES
Charge	When Charge is Deducted	Amount Deducted	Amount Deducted if LTA Rider in Effect
Cost of Insurance Maximum Charge: Minimum Charge: Representative Owner Charge[4]: (male, preferred, non-tobacco, Issue Age 55/female, preferred, non-tobacco, Issue Age 55)	At the beginning of each Policy Month	(Per $1000 of Policy Net Amount at Risk “PNAR”) $83.33[6] $0.01[6] $0.01	(Per $1000 of Policy Net Amount at Risk “PNAR”) $83.33[6] $0.01[6] $0.01
Mortality and Expense Risk Charge[7] Maximum Charge: Current Charge:	At the beginning of each Policy Month	(On the assets allocated to the Variable Sub-Accounts)	(On the assets allocated to the Variable Sub-Accounts)
		0.60% per year 0.60% per year	0.25% per year 0.00% per year
Monthly Expense Charge[8] Maximum Charge: Minimum Charge: Representative Owner Charge[4]: (male, preferred, non-tobacco, Issue Age 55/female, preferred, non-tobacco, Issue Age 55)	At the beginning of each Policy Month	$8.00 + $1.11 per $1000 of SFA $8.00 + $0.03 per $1000 of SFA $8.00 + $0.30 per $1000 of SFA	$8.00 + $4.00 per $1000 of SFA $8.00 + $0.08 per $1000 of SFA $8.00 + $0.22 per $1000 of SFA

Charge	When Charge is Deducted	Amount Deducted	Amount Deducted if LTA Rider in Effect
Loan Interest[9]	At the end of each Policy Year	(as a % of Policy Debt) 4.0%	(as a % of Policy Debt) 4.0%
Flat Extra Charge	At the end of each Policy Month	(Per $1000 of SFA and Supplemental Insurance Rider Face Amount”SIRFA”)	(Per $1000 of SFA and Supplemental Insurance Rider Face Amount “SIRFA”)
Maximum Charge:		$20.00	$20.00

The next table describes the charges You will pay periodically during the time You own any riders attached to the Policy.

OPTIONAL CHARGES
Charge	When Charge is Deducted	Amount Deducted	Amount Deducted if LTA Rider in Effect
Policy Split Option Rider Maximum Charge: Minimum Charge: Representative Owner Charge[4]: (male, preferred, non-tobacco, Issue Age 55/female, preferred, non-tobacco, Issue Age 55)	At the beginning of each Policy Month	(Per $1000 of SFA and SIRFA)	(Per $1000 of SFA and SIRFA)
		$0.30[10] $0.02[10] $0.06	$0.30[10] $0.02[10] $0.06
Estate Preservation Rider Maximum Charge: Minimum Charge: Representative Owner Charge[4]: (male, preferred, non-tobacco, Issue Age 55/female, preferred,non-tobacco, Issue Age 55)	At the beginning of each Policy Month	(Per $1000 of SFA and SIRFA)	(Per $1000 of SFA and SIRFA)
		$0.54[11] $0.01[11] $0.01	$0.54[11] $0.01[11] $0.01
Supplemental Insurance Rider Maximum Charge: Minimum Charge: Representative Owner Charge[4]: (male, preferred, non-tobacco, Issue Age 55/female, preferred,non-tobacco, Issue Age 55)	At the beginning of each Policy Month	(Per $1000 of Rider Net Amount at Risk)	(Per $1000 of Rider Net Amount at Risk)
		$83.33[6] $0.01[6] $0.01	$83.33[6] $0.01[6] $0.01
Enhanced Cash Surrender Value Rider Maximum Charge: Minimum Charge: Representative Owner Charge[4]: (male, preferred, non-tobacco, Issue Age 55/female, preferred,non-tobacco, Issue Age 55)	At the beginning of each Policy Month	(Per $1000 of SFA) $0.95[12] $0.02[12] $0.12	Not available

The next item shows the minimum and maximum total operating expenses charged by the Funds that You may pay periodically during the time that You own the Policy.  More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

TOTAL ANNUAL FUND OPERATING EXPENSES (deducted by each Fund on the average daily net asset value of each Fund)	Minimum	Maximum
Total Annual Fund Expenses (expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	0.35%	1.78%

1The elements making up the Premium Expense Charge are discussed on page 26.  The Charge is deducted from premium received.
2The maximum charge is the charge for a male, standard, tobacco, Issue Age 85, Policy Year 1/female, standard, tobacco, Issue Age 85, Policy Year 1.  The minimum charge is the charge for a male, non-tobacco, Issue Age 18, Policy Year 10/female, non-tobacco, Issue Age 18, Policy Year 10.  The charge varies based on the SFA, the length of time the Policy has been in force, the Insureds’ Issue Age, sex and rating class.  The charges shown may not be representative of the charge You may pay.  Please contact your financial adviser for the particular charge applicable to You.
3There are no surrender charges applicable if the Enhanced Cash Surrender Value Rider is attached.  The Enhanced Cash Surrender Value Rider may not be elected if the LTA Rider has been elected.
4It is assumed the Owners and the Insureds are the same persons.
5 The rider charge equals 99.5% of the excess of the Account Value over the Policy Debt.   For additional detail for the Loan Lapse Protection Rider, please see pages 28-29.
6The maximum charge is the charge for a male, standard, tobacco, Issue Age 85, Policy Year 36/female, standard, tobacco, Issue Age 85, Policy Year 36.  The minimum charge is the charge for a male, preferred, non-tobacco, Issue Age 18, Policy Year 1/female, preferred, non-tobacco, Issue Age 18, Policy Year 1.  The charges vary based on the length of time the Policy or rider has been in force and the Insureds’ Issue Age, sex and rating class. The charges shown may not be representative of the charge You may pay.  Please contact your financial adviser for the particular charge applicable to You.  For substandard risk classifications, the Company reserves the right to charge up to 500% of the charges shown in the Fee Table.  Please see page 27 of the prospectus for additional detail.
7The annual rate is shown in the table. The charge is deducted on a monthly basis.
8The per $1000 of SFA charge applies for the first 5 Policy Years following the date of issue and for the first 5 Policy Years following the date of any increase in SFA.   For a Policy without the LTA Rider, the maximum per $1000 of SFA charge is the charge for a male, standard, tobacco, Issue Age 85/female, standard, tobacco, Issue Age 85.  The minimum per $1000 of SFA charge is the charge for a male, preferred, non-tobacco, Issue Age 18/female, preferred, non-tobacco, Issue Age 18.  For a Policy with the LTA Rider, the maximum per $1000 of SFA charge is the charge for a male, standard, tobacco, Issue Age 85/female, standard, tobacco, Issue Age 85.  The minimum per $1000 of SFA charge is the charge for a male, preferred, non-tobacco, Issue Age 18/ female, preferred, non-tobacco, Issue Age 18. The charge varies based on the Insureds’ Issue Age, sex and rating class. The charges shown may not be representative of the charge You may pay.  Please contact your financial adviser for the particular charge applicable to You.
9Loan Interest is charged as a percentage of Policy Debt and is added to Policy Debt.  For Policy Years 10 and thereafter, a Policy with the LTA Rider has a loan interest rate of 3.0%.  A Policy without the LTA Rider has a loan interest rate of 3.5%.  See pages 20-21 for additional detail regarding Loan Interest.
10The maximum charge is the charge for a male, standard, tobacco, Issue Age 85/female, standard, tobacco, Issue Age 85.  The minimum charge is the charge for a male, preferred, non-tobacco, Issue Age 18/female, preferred, non-tobacco, Issue Age 18.  Charges vary based on the Insureds’ Issue Age, sex and rating class. The charges shown may not be representative of the charge You may pay.  Please contact your financial adviser for the particular charge applicable to You.
11The maximum charge is the charge for a male, standard, tobacco, Issue Age 85/female, standard, tobacco, Issue Age 85.  The minimum charge is the charge for a male, preferred, non-tobacco, Issue Age 18/female, preferred, non-tobacco, Issue Age 18.  Charges vary based on the Insureds’ Issue Age, sex and rating class. The charges shown may not be representative of the charge You may pay.  Please contact your financial adviser for the particular charge applicable to You.
12The per $1000 of SFA charge applies for the first 10 Policy Years following the Issue Date and for the first 10 Policy Years following the date of any increase in SFA.   The maximum charge is the charge for a male, standard, tobacco, Issue Age 85/female, standard, tobacco, Issue Age 85.  The minimum charge is the charge for a male, preferred, non-tobacco, Issue Age 18/female, preferred, non-tobacco, Issue Age 18.  The Enhanced Cash Surrender Value Rider charge varies based on the Insureds’ Issue Age, sex and rating class. The charges shown may not be representative of the charge You may pay.  Please contact your financial adviser for the particular charge applicable to You.

Sun Life Assurance Company of Canada (U.S.)

We are a stock life insurance company incorporated under the laws of Delaware on January 12, 1970.  We do business in 49 states, the District of Columbia and the Virgin Islands.  We have an insurance company subsidiary that does business in New York.  Our executive office mailing address is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. We are ultimately controlled by Sun Life Financial Inc. ("Sun Life Financial").  Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York and Philippine stock exchanges.

The Variable Account

We established Sun Life of Canada (U.S.) Variable Account I in accordance with Delaware law on December 1, 1998.  The Variable Account may also be used to fund benefits payable under other life insurance policies issued by us.  We are obligated to pay all benefits payable under the Policy.

We own the assets of the Variable Account.  The income, gains or losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to our other income, gains or losses.

We will at all times maintain assets in the Variable Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all policies participating in the Variable Account and the Variable Account is fully funded for the purpose of Federal securities laws.  The assets of the Variable Account are insulated from our general liabilities and may not be charged with our liabilities from our other business.  Our obligations for the fixed account allocation and death benefits payable under the policies are, however, our general corporate obligations.

The Variable Account is registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust.  Registration under the 1940 Act does not involve any supervision by the SEC of the management or investment practices or policies of the Variable Account.

The Variable Account is divided into Variable Sub-Accounts.  Each Variable Sub-Account invests exclusively in shares of a corresponding investment portfolio of a registered investment company (commonly known as a mutual fund).  We may in the future add new or delete existing Variable Sub-Accounts.  The income, gains or losses, realized or unrealized, from assets allocated to each Variable Sub-Account are credited to or charged against that Variable Sub-Account without regard to the other income, gains or losses of the other Variable Sub-Accounts.  All amounts allocated to a Variable Sub-Account will be used to purchase shares of the corresponding mutual fund.  The Variable Sub-Accounts will at all times be fully invested in mutual fund shares.  The Variable Account may contain certain variable sub-accounts which are not available under the Policy.

The Funds

The Policy offers a number of Fund options shown on page 1.  Each Fund is a mutual fund registered under the Investment Company Act of 1940, or a separate series of shares of such a mutual fund.  More comprehensive information, including a discussion of potential risks, is found in the current prospectuses for the Funds (the "Fund Prospectuses").  The Fund Prospectuses should be read in connection with this prospectus.  A copy of each Fund Prospectus may be obtained without charge by calling (800) 838-9673, or writing to Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

Although the investment objectives and policies of the Funds may be similar to those of other mutual funds managed by the Funds' investment advisers, the investment results of the Funds can differ significantly from those of such other mutual funds.  Some of the Funds' investment advisers may compensate us for administering the Funds as investment options under the Policy.  Such compensation is paid from advisers' assets.

The Funds may also be available to separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as our other separate accounts.  Although we do not anticipate any disadvantages in this, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts participating in the Funds.  A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of policyowners and those of other companies, or some other reason.  In the event of conflict, we will take any steps necessary to protect policyowners, including withdrawal of the Variable Account from participation in the Funds which are involved in the conflict or substitution of shares of other Funds.

Fees and Expenses of the Funds

Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and certain other expenses.  The management fees are charged by each Fund's investment adviser for managing the Fund and selecting its portfolio of securities.  Other Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians and other companies that provide services to the Fund.

The Fund expenses are assessed at the Fund level and are not direct charges against Variable Account assets or reductions from Cash Values.  These expenses are taken into consideration in computing each Fund's net asset value, which is the share price used to calculate the Unit Values of the Variable Account.  Thus, You indirectly bear the fees and expenses of the Funds You select.  The table presented earlier shows annual expenses paid by the Funds as a percentage on the average daily net asset value of each Fund.

The management fees and other expenses of the Funds are more fully described in the Fund Prospectuses.  The information relating to the Fund expenses was provided by the Fund and was not independently verified by us.

Our General Account

Our general account consists of all of our assets other than those in our variable separate accounts.  Subject to applicable law, we have sole discretion over the investment of our general account assets.

The Fixed Account is not a security and the general account is not an investment company.  Interests in our general account offered through the Fixed Account have not been registered under the Securities Act of 1933 and our general account has not been registered as an investment company under the Investment Company Act of 1940.

You may allocate net premiums to the Fixed Account and may transfer a portion of your investments in the Variable Sub-Accounts to the Fixed Account.  You may also transfer a portion of your investment in the Fixed Account to any of the Variable Sub-Accounts.  Transfers may be subject to certain restrictions.  Please see pages 21-23 for more detail regarding transfer restrictions.

An investment in the Fixed Account does not entitle You to share in the investment experience of our general account.  Instead, we guarantee that your fixed account investment will accrue interest daily at an effective annual rate of at least 3%, without regard to the actual investment experience of our general account.  We may, at our sole discretion, credit a higher rate of interest, but are not obligated to do so.

Investment Programs

Dollar Cost Averaging.  You may select, at no extra charge, a dollar cost averaging program by allocating a minimum of $5,000 to a Sub-Account designated by us.  Each month or quarter, a level amount will be transferred automatically, at no cost, to one or more Variable Sub-Accounts chosen by You, up to a maximum of twelve.  The program continues until your Account Value allocated to the program is depleted or You elect to stop the program.

The main objective of a dollar cost averaging program is to minimize the impact of short-term price fluctuations.  Since the same dollar amount is transferred to other available Variable Sub-Accounts at set intervals, dollar cost averaging allows You to purchase more Units (and, indirectly, more Fund shares) when prices are low and fewer Units (and, indirectly, fewer Fund shares) when prices are high.  Therefore, a lower average cost per Unit may be achieved over the long-term.  A dollar cost averaging program allows You to take advantage of market fluctuations.  However, it is important to understand that a dollar cost averaging program does not assure a profit or protect against loss in a declining market.

Asset Rebalancing.  Once your money has been allocated among the Sub-Accounts, the earnings may cause the percentage invested in each Sub-Account to differ from your allocation instructions.  You can direct us to automatically rebalance the policy among your Sub-Accounts to return to your allocation percentages by selecting our asset rebalancing program.  The rebalancing will be on a calendar quarter, semi-annual or annual basis, depending on your instructions.  Rebalancing will not occur if the total Sub-Account allocations are less than $1,000.

There is no charge for asset rebalancing.  In addition, rebalancing will not be counted against any limit we may place on your number of transfers in a Policy Year.  You may not select dollar cost averaging and asset rebalancing at the same time.  We reserve the right to modify, suspend or terminate this program at any time.  We also reserve the right to waive the $1,000 minimum amount for asset rebalancing.

Asset Allocation.  One or more asset allocation programs may be made available in connection with the Policy, at no extra charge.  Asset allocation is the process of investing in different asset classes -- such as equity funds, fixed income funds and money market funds -- depending on your personal investment goals, tolerance for risk, and investment time horizon.  By spreading your money among a variety of asset classes, You may be able to reduce the risk and volatility of investing, although there are no guarantees, and asset allocation does not insure a profit or protect against loss in a declining market.  Currently, You may select one of the asset allocation models, each of which represents a combination of Variable Sub-Accounts with a different level of risk.  These asset allocation models, as well as the terms and conditions of the asset allocation program, are fully described in a separate brochure.  We may add or delete such programs in the future.  If You elect an asset allocation program, we automatically rebalance your premium payments among the Variable Sub-Accounts represented in the model You choose.  We rebalance your premium payments on a quarterly basis, without further instruction from You.  Our asset allocation programs are “static” programs.  We do not change the original percentage allocations among the Variable Sub-Accounts that are used for rebalancing purposes in your chosen model.  We may, however, terminate the program or choose a different model.  Also, the asset allocation models are reviewed and, as a result, may be substituted for new models and existing models may be terminated.   If so, the new models will be offered only to Policies issued on or after the date the new model goes into effect or to owners who elect an asset allocation program on or after that date.  Owners of any existing asset allocation programs may make an independent decision to change their asset allocations at any time during the duration of an asset allocation model or after the asset allocation model has terminated.  If an existing model is terminated, we will rebalance your Variable Sub-Accounts to the percentage allocations of the terminated model, unless You advise us otherwise.  We will also allocate new premium to the percentage allocations of the terminated model unless otherwise instructed by You.  You should consult your financial adviser periodically to consider whether the model You have selected is still appropriate for You or whether You wish to change your percentage allocations.

About the Policy

This prospectus describes the standard features of the Policy.  The Policy, as issued, may differ in some respects due to the insurance laws and regulations of the state where the Policy is issued.

Policy Application, Issuance and Initial Premium

To purchase a Policy, You must first submit an application to our Principal Office.  We may then follow certain underwriting procedures designed to determine the insurability of the proposed Insureds.  We offer the Policy on a regular (medical) underwriting basis and simplified underwriting basis.  We may require medical examinations and further information before the proposed application is approved.  Simplified underwriting is available to certain groups of Insureds, with all Insureds meeting certain other underwriting requirements.  We must pre-approve any simplified underwriting arrangement.  The cost of insurance rates are higher for healthy individuals when simplified underwriting is used instead of regular underwriting.  Proposed Insureds must be acceptable risks based on our underwriting limits and standards.  A Policy cannot be issued until the underwriting process has been completed to our satisfaction.  We reserve the right to reject an application that does not meet our underwriting requirements or to increase by no more than 500% the cost of insurance charges applicable to the Insureds to cover the cost of the increased mortality risk borne by the Company.

You must specify certain information in the application, including the Specified Face Amount, the death benefit option and supplemental benefits, if any.  The Specified Face Amount generally may not be decreased below $250,000-the “Minimum Specified Face Amount.”

While your application is being reviewed, we may make available to You temporary life insurance coverage if You have signed a Policy Application and, at that same time, submitted a separate signed application for temporary coverage and made an advance payment.  The temporary coverage, if available, begins on the date that separate application for it is signed, has a maximum amount and is subject to other conditions.

Pending approval of your application, any advance payments will be held in our general account.  Upon approval of the application, we will issue to You a Policy on the lives of the Insureds.  The Issue Date is the date we produce the Policy on our system and is specified in the Policy. The Investment Start Date is the date the first premium is applied, which will be the later of-

-	the Issue Date,

-	the Policy Date or

-	the date a premium is paid equal to or in excess of the specified Initial Premium.

If an application is not approved, we will promptly return all advance payments to You.

Death Benefit Compliance Test.  The Policy must, at all times, satisfy one of two legal standards for it to qualify as life insurance and thus be entitled to receive favorable tax treatment under applicable federal tax law.  We will refer to these standards as the “Cash Value Accumulation Test” and the “Guideline Premium Test.”  Under both tests, the Death Benefit must effectively always equal or exceed your Account Value multiplied by a certain percentage (the “Death Benefit Percentage”).  The Death Benefit Percentages for the Guideline Premium Test vary by age, whereas those for the Cash Value Accumulation Test vary by age and sex.  The Death Benefit Percentages for the Cash Value Accumulation Test, in general, are greater than those for the Guideline Premium Test.  The Guideline Premium Test imposes limits on the amount of premium You may pay under the Policy, where the Cash Value Accumulation Test does not.  You must specify in the Policy application which of these tests will apply to the Policy.  You may not change your selection once the Policy has been issued.  In general, if your primary objective is maximum accumulation of Account Value during the initial Policy Years, then the Cash Value Accumulation Test would be the more appropriate choice.  If your primary objective is the most economically efficient method of obtaining a specified amount of coverage, then the Guideline Premium Test is generally more appropriate.  Because your choice of tests depends on complex factors and may not be changed, You should consult with a qualified tax adviser before deciding.

Right of Return Period

If You are not satisfied with the Policy, it may be returned by delivering or post-marking it to our Principal Office or to the representative from whom the Policy was purchased within 10 days from the date of receipt of the Policy (the "Right of Return Period").  A longer period may apply in some states.

A Policy returned under this provision will be deemed void.  You will receive a refund equal to the sum of all premium payments made with interest at the then rate paid by the Company on comparable fixed life insurance policies, if the Policy indicates this is your right; otherwise, your refund will equal the sum of-

-	the difference between any premium payments made, including fees and charges, and the amounts allocated to the Variable Account;

-	the value of the amounts allocated to the Variable Account on the date the cancellation request is received by us at our Principal Office; and

-	any fees or charges imposed on amounts allocated to the Variable Account.

Unless the Policy indicates You are entitled to receive a full refund of premiums paid, we will allocate net premium payments to the Sub-Accounts in accordance with your allocation instructions.  You bear all of the investment risk during the Right of Return Period.

If the Policy indicates You are entitled to receive a full refund of premiums paid, we will allocate the net premium payments to the Fixed Account.  Upon expiration of the number of days in the Right of Return Period, as measured from the Issue Date, plus five days, the Account Value in the Fixed Account will be transferred to the Sub-Accounts in accordance with your allocation instructions.

Policies delivered in Connecticut, Maryland and North Carolina only.  During the first eighteen months (twenty-four months in North Carolina) the Policy is in force, You may exchange it for a flexible premium adjustable life insurance policy issued by Us or an affiliate, the benefits of which do not vary with the investment performance of a separate account.  The Account Value of the Policy will be transferred to the new policy.  We will not require evidence of insurability for the exchange.  To effect an exchange, You must give Us written notice at Our Principal Office within this eighteen-month (or twenty-four month) period.

Premium Payments

All premium payments must be made payable to Sun Life Assurance Company of Canada (U.S.) and mailed to our Principal Office.  The Initial Premium will be due and payable as of the Policy's Issue Date.  The minimum Initial Premium is, generally, two Minimum Monthly Premiums.  The amount of Minimum Monthly Premium is determined by the Specified Face Amount, death benefit option election, optional rider election and risk and underwriting classification of the Insureds.  Additional premium payments may be paid to us subject to the limitations described below.   We will not reject any premium payment necessary to maintain coverage and will provide You notice if additional premium is required to maintain coverage.

Premium.  We reserve the right to limit the number of premium payments we accept in a year.  No premium payment may be less than $50 without our consent, although we will accept a smaller premium payment if necessary to keep the Policy in force.  We reserve the right to reject a premium payment that, if accepted, would cause the Policy, at its current death benefit, to no longer meet the definition of “life insurance” under the Internal Revenue Code.  If You provide satisfactory evidence of insurability, we can retain the premium and increase the death benefit while maintaining the Policy’s “life insurance” status under the Internal Revenue Code.

We will not accept premium payments that would, in our opinion, cause the Policy to fail to qualify as life insurance under applicable federal tax law.  If a premium payment is made in excess of these limits, we will accept only that portion of the premium within those limits, and will refund the remainder to You.

Specified Face Amount increases and decreases will impact the level of premium You need to pay to maintain coverage.  Your financial adviser can provide an illustration showing the effects on premium funding of Specified Face Amount changes.

After the policy anniversary on which the younger Insured is Attained Age 121, we will not accept any more premium payments for the Policy.

Guideline Premium Test Limitations.  The Guideline Premium Test limits the amount of premium You may pay per year.  We will not accept premium payments that would, in our opinion, exceed these limits, if You have chosen this test as the applicable Death Benefit Compliance Test, unless You have expressly directed us to do so.  We may require satisfactory evidence of insurability before we accept such a premium.  We will inform You of the applicable maximum premium limitations for the coming years in our annual report to You.  In contrast, the Cash Value Accumulation Test does not impose any additional limitations on the amount of premium You may pay.

Net Premiums.  The net premium is the amount You pay as the premium less the Premium Expense Charge. The Premium Expense Charge is a sales load and covers Federal and State tax liabilities related to premium.

Allocation of Net Premium.  Except as otherwise described herein, net premium will be allocated in accordance with your allocation percentages.  You must allocate at least 1% of net premium to any Sub-Account You choose. Percentages must be in whole numbers.  We reserve the right to limit the number of Sub-Accounts to which You may allocate your Account Value to not more than 20 Sub-Accounts.  You may change your allocation percentages at any time by telephone or written request to our Principal Office.  Telephone requests will be honored only if we have a properly completed telephone authorization form for You on file.  We, our affiliates and the representative from whom You purchased the Policy will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine.  We will use reasonable procedures to confirm that instructions communicated by telephone are genuine.  You will be required to identify yourself by name and a personal identification number for transactions initiated by telephone.  An allocation change will be effective as of the date we receive notice of that change.

Planned Periodic Premiums.  While You are not required to make additional premium payments according to a fixed schedule, You may select a planned periodic premium schedule and corresponding billing period, subject to our limits.  We will send You reminder notices for the planned periodic premium at each billing period as specified in the Policy, unless reminder notices have been suspended as described below.  You are not required, however, to pay the planned periodic premium; You may increase or decrease the planned periodic premium subject to our limits, and You may skip a planned payment or make unscheduled payments.  You may change your planned payment schedule or the billing period, subject to our approval.  Depending on the investment performance of the Sub-Accounts you select, the planned periodic premium may not be sufficient to keep the Policy in force, and You may need to change your planned payment schedule or make additional payments in order to prevent termination of the Policy.  We will suspend reminder notices at your written request, and we reserve the right to suspend reminder notices if premiums are not being paid (except for notices in connection with the grace period).  We will notify You prior to suspending reminder notices.

Death Benefit

If the Policy is in force at the time of the Surviving Insured's death, we will pay the beneficiary an amount based on the death benefit option in effect once we have received Due Proof of the death of both Insureds.  The amount payable will be:

-	the amount of the selected death benefit option, plus
-	any amounts payable under any supplemental benefits added to the Policy, minus
-	the value of any Policy Debt on the date of the Surviving Insured's death, minus
-	any overdue monthly deductions if death occurs during a grace period.

We will pay this amount to the beneficiary in one lump sum, unless we and the beneficiary agree on another form of settlement.  You may select between three death benefit options.  You may change the death benefit option at any time.

Death Benefit Options.  The Policy has three death benefit options. You will be required to select one of them in the Policy application.  A Policy will not be issued unless a death benefit option election is made.

 Option A-Specified Face Amount.  Under this option, the death benefit is the greater of-

-	the Policy’s Specified Face Amount on the date of the Surviving Insured’s death, or

-	the Account Value on the date of the Surviving Insured’s death multiplied by the applicable death benefit percentage shown in the Policy.

Option B-Specified Face Amount Plus Account Value. Under this option, the death benefit is the greater of-

-	the Specified Face Amount plus the Account Value on the date of the Surviving Insured’s death, or

-	the Account Value on the date of the Surviving Insured’s death multiplied by the applicable death benefit percentage shown in the Policy.

Option C-Specified Face Amount Plus Sum of Premiums Paid. Under this option, the death benefit is the greater of-

-	the Specified Face Amount plus the sum of all premiums paid, or

-	the Account Value multiplied by the applicable death benefit percentage shown in the Policy.

Option A provides a level amount of death benefit.  Option B provides an increasing amount of death benefit due to the inclusion of the Account Value.  While Option B provides a higher death benefit than Option A, the monthly deduction for cost of insurance charges will be higher based on the Specified Face Amount Net Amount at Risk.  Option C also provides a higher death benefit than Option A and may result in a higher monthly deduction for cost of insurance charges depending upon actual premium payments made.  Ask your financial adviser for an illustration to compare costs between Option B and Option C.

Changes in the Death Benefit Option.  You may request a change in the death benefit option.  Changes in the death benefit option are subject to Our underwriting rules in effect at the time of change.  Requests for a change must be made in writing to Us.  The effective date of the change will be the Anniversary on or next following the date We approve your request.

If You change from Option A to Option B, the Specified Face Amount will be decreased by an amount equal to the Policy's Account Value on the effective date of the change. If You change from Option B to Option A, the Specified Face Amount will be increased by an amount equal to the Policy's Account Value on the effective date of change.

Option C can only be changed to Option A.  Neither Option A or B can be changed to Option C.  The amount of the death benefit on the effective date of the change will not be altered but the change in death benefit option will affect the determination of the death benefit from that point on.

Changes in Specified Face Amount

You may increase or decrease the Specified Face Amount of the Policy within certain limits.

Minimum Changes.  Each increase in the Specified Face Amount must be at least $50,000.  We reserve the right to change the minimum amount by which You may change the Specified Face Amount.

Increases.  After the first policy anniversary, You may request an increase in the Specified Face Amount provided that both Insureds are living at the time of the request.  You must provide satisfactory evidence of insurability for both Insureds.  The cost of insurance charges applicable to an increase in Specified Face Amount may be higher or lower than those charged on the original sums if an Insured’s health has changed to a degree that qualifies that Insured for a different risk classification.  Additional policy specification pages will be provided to show the applicable guaranteed maximum cost of insurance charges applicable to any increase.  Once requested, an increase will become effective at the next policy anniversary following our approval of your request. The Policy does not allow for an increase if the younger Insured's Attained Age is greater than 80 on the effective date of the increase.  Your financial adviser can provide an illustration to show the level of premium funding necessary to maintain coverage at the increased Specified Face Amount.

Decreases.  The Specified Face Amount can be decreased after the first policy anniversary.  A decrease will become effective at the beginning of the next Policy Month following our approval of your request.  The Specified Face Amount after the decrease must be at least $250,000.  Surrender charges will apply to decreases in the Specified Face Amount during the surrender charge period except for decreases in the Specified Face Amount resulting from a change in the death benefit option or a partial withdrawal.  For purposes of determining surrender charges and later cost of insurance charges, we will apply a decrease in Specified Face Amount in the following order-

-	first, to the most recent increase;

-	second, to the next most recent increases, in reverse chronological order; and

-	finally, to the initial Specified Face Amount.

If the Supplemental Insurance Rider is in effect, the Supplemental Insurance Rider Face Amount will be reduced prior to any reductions in the Specified Face Amount.

Accessing Your Account Value

Surrenders and Surrender Charges

You may surrender the Policy for its Cash Surrender Value at any time while an Insured is living.  If You do, the insurance coverage and all other benefits under the Policy will terminate.  If You surrender the Policy and receive its Cash Surrender Value, You may incur surrender charges, taxes and tax penalties.

Cash Surrender Value is the Policy's Account Value less the sum of-

-	the outstanding balance of any Policy Debt; and
-	any surrender charges.

We will deduct surrender charges from your Account Value if You surrender the Policy or request a decrease in the Specified Face Amount during the surrender charge period.  There are separate surrender charges for the initial Specified Face Amount and any increase in the Specified Face Amount You request.  The surrender charge period will start on the Policy's Issue Date and on the effective date for the increase, respectively.  We will determine your Cash Surrender Value at the next close of business on the New York Stock Exchange after we receive your written request for surrender at our Principal Office.

If You surrender the Policy in the first 10 years or within the first 10 years after an increase in the Specified Face Amount, we will apply a surrender charge to the initial Specified Face Amount and to each increase in the Specified Face Amount other than an increase resulting from a change in the death benefit option.   The surrender charge will be calculated separately for the initial Specified Face Amount and each increase in the Specified Face Amount.  The surrender charge will be an amount based on certain factors, including the Policy's Specified Face Amount and both Insured's age, sex and rating class.  The following are examples of surrender charges at representative Issue Ages.

First Year Surrender Charges Per $1,000 of Specified Face Amount (Male, Female Insured Pair, Non-tobacco)
Issue Age 35-35 $5.00	Issue Age 45-45 $8.15	Issue Age 55-55 $13.94
Issue Age 65-65 $25.40	Issue Age 75-75 $36.73	Issue Age 85-85 $42.34

The surrender charge will be calculated based on the surrender charge percentages for the initial Specified Face Amount and each increase in the Specified Face Amount as shown in the table below.

Year	Surrender Charge (as a Percentage of the First Year Surrender Charge)

1	100.0
2	100.0
3	90.0
4	75.0
5	70.0
6	60.0
7	45.0
8	35.0
9	20.0
10	7.0
11+	0.0

A surrender charge will be applied for each decrease in the Specified Face Amount except for decreases in the Specified Face Amount resulting from a change in death benefit option or partial withdrawal.  These surrender charges will be applied in the following order:

-	first, to the most recent increase;

-	second, to the next most recent increases, in reverse chronological order; and

-	third, to the initial Specified Face Amount.

On a decrease in the initial Specified Face Amount, You will pay a proportion of the full surrender charge based on the ratio of the face amount decrease to the initial Specified Face Amount.  The surrender charge You pay on a decrease that is less than the full amount of an increase in Specified Face Amount will be calculated on the same basis.  Future surrender charges will be reduced by any incurred for a decrease in the Specified Face Amount.  Surrender charges will be allocated proportionally among the Sub-Accounts.

Partial Withdrawals

You may make a partial withdrawal of the Policy once each Policy Month after the first Policy Year by written request to us.  Each partial withdrawal must be for at least $500.

If the applicable death benefit option is Options A and C, the Specified Face Amount will be decreased by the amount of the partial withdrawal.  We will apply the decrease to the initial Specified Face Amount and to each increase in Specified Face Amount in the following order-

-	first, to the initial Specified Face Amount, up to the $250,000 minimum;

-	second, to the oldest increases in Specified Face Amount, in chronological order; and

-	third, to the most recent increase in Specified Face Amount.

If the Supplemental Insurance Rider is in effect, the Supplemental Insurance Rider Face Amount will be reduced prior to any reductions in the Specified Face Amount.

Unless You specify otherwise, the partial withdrawal will be allocated proportionally among the Sub-Accounts.  We will not accept requests for a partial withdrawal if the Specified Face Amount remaining in force after the partial withdrawal would be less than the minimum Specified Face Amount.  A partial withdrawal will be allocated to a Variable Sub-Account at the Unit Value of that Variable Sub-Account next determined after receipt of the partial withdrawal request.  A partial withdrawal may result in taxes and tax penalties.

Policy Loans

Using the Policy as collateral, You may request a policy loan of up to 90% of the Policy's Cash Value, decreased by the amount of any outstanding Policy Debt on the date the policy loan is made.  The Policy will terminate for no value subject to a grace period if the Policy Debt exceeds the Cash Value.  During the No-Lapse Guarantee Period, however, the Policy will not terminate if it satisfies the minimum premium test.  The Loan Lapse Protection Rider may also prevent Policy termination.  Although the No-Lapse Guarantee and the Loan Lapse Protection Rider may prevent Policy termination, the conditions under which they apply differ widely, including the length of time the Policy has been in force and the age of the policyowner.  Please see the No-Lapse Guarantee section and the Loan Lapse Protection Rider section for additional detail.

You may allocate the policy loan among the Sub-Accounts.  If You do not specify the allocation, then the policy loan will be allocated proportionally among the Sub-Accounts.  Loan amounts allocated to the Variable Sub-Accounts will be transferred to the Fixed Account.  We will periodically credit interest at an effective annual rate of 3% on the loaned values of the Fixed Account.

Interest on the policy loan will accrue daily at 4% annually during Policy Years 1 through 10.  If the LTA Rider is attached to the Policy, loan interest is 3.0% in Policy Year 11 and thereafter.  If the LTA Rider is not attached to the Policy, loan interest is 3.5% in Policy Year 11 and thereafter.  This interest will be due and payable to us in arrears on each policy anniversary.  Any unpaid interest will be added to the principal amount as an additional policy loan and will bear interest at the same rate and will be assessed in the same manner as the prior policy loan.

The Cash Surrender Value and the Policy Proceeds are reduced by the amount of any outstanding Policy Debt.

All funds we receive from You will be credited to the Policy as premium unless we have received written notice, in a form satisfactory to us, that the funds are for loan repayment.  In the event You have a loan against the Policy, it is generally advantageous to repay the loan rather than make a premium payment because premium payments incur expense charges whereas loan repayments do not.  Loan repayments will first reduce the outstanding balance of the policy loan and then accrued but unpaid interest on such loans.

A policy loan, whether or not repaid, will affect the Policy Proceeds payable upon the Surviving Insured's death and the Account Value because the investment results of the Sub-Accounts will apply only to the non-loaned portion of the Account Value.  The longer a loan is outstanding, the greater the effect is likely to be and, depending on the investment results of the Sub-Accounts while the loan is outstanding, the effect could be favorable or unfavorable.

Policy Split

You may exchange this Policy for any two Sun Prime individual variable universal life insurance policies issued by the Company or its affiliate, each insuring one of the lives insured under this Policy if:

1.  In the case of divorce, a final divorce decree issued by a court of competent jurisdiction in the United States on the Insureds’ marriage must be in effect for at least six months, but not more than one year before the exchange date; or
2.  In the case of a change in Federal Tax Law, the change in law must result in either (i) a reduction in the Unlimited Federal Estate Tax marital deduction; or (ii) a reduction in the maximum Federal Estate Tax bracket to a rate below 25%.

Your financial adviser can provide a current prospectus for Sun Prime VUL which describes that policy’s benefits, features and charges.

You must provide satisfactory evidence of insurability for each Insured at the time of request for a Policy split.  The Sun Prime VUL will have a Policy Date equal to the date of exchange.  Also See Supplemental Benefits:  Policy Split Option Rider.

Short-Term Trading

The Policy is not designed for short-term trading.  If You wish to employ such strategies, do not purchase a Policy.  Transfer limits and other restrictions, described below, are subject to our ability to monitor transfer activity.  Some Owners and their third party intermediaries engaging in short-term trading may employ a variety of strategies to avoid detection.  Despite our efforts to prevent short-term trading, there is no assurance that we will be able to identify such Owners or intermediaries or curtail their trading.  A failure to detect and curtail short-term trading could result in adverse consequences to Owners.  Short-term trading can increase costs for all Owners as a result of excessive portfolio transaction fees.  In addition, short-term trading can adversely affect a Fund's performance.  If large amounts of money are suddenly transferred out of a Fund, the Fund's investment adviser cannot effectively invest in accordance with the Fund's investment objectives and policies.

The Variable Account has policies and procedures to discourage frequent transfers of Account Value.  As described below under "Transfer Privileges," the Policy includes limiting the number and timing of certain transfers, subject to exceptions described in that section and exceptions designed to protect the interest of individual Owners.  The Company also reserves the right to charge a fee for transfers.

Short-term trading activities whether by an individual, a firm or a third party authorized to initiate transfer requests on behalf of Owner(s) may be subject to other restrictions as well (including transfers to and from the Fixed Account).  For example, we reserve the right to take actions against short-term trading which restrict your transfer privileges more narrowly than the policies described under "Transfer Privileges", such as requiring transfer requests to be submitted in writing through regular first-class U.S. mail (e.g., no overnight, priority or courier delivery allowed), and refusing any and all transfer instructions into a Fund.

If we determine that a third party acting on your behalf is engaging (alone or in combination with transfers effected by You directly) in a pattern of short-term trading, we may refuse to process certain transfers requested by such a third party.  In particular, we will treat as short-term trading activity and refuse to process any transfer that is requested by an authorized third party within 30 days of a previous transfer (whether the earlier transfer was requested by You or a third party acting on your behalf).  We may also impose special restrictions on third parties that engage in reallocations of Policy values.  We may limit the frequency of the transfer and prohibit exchanges into a Fund.

Should transfer instructions provide for a redemption out of a Fund with purchase into a Fund that is restricted, the policyholder’s transfer instructions will be considered a request that is not in good order.  Therefore, neither side of the requested transaction will be honored.  We will provide You notice that the transfer instructions were not executed.

We reserve the right to waive short-term trading restrictions, where permitted by law and not adverse to the interests of the relevant underlying Fund and other of the Company’s contract owners and Owners, in the following instances:

-	when a new broker of record is designated for the Policy;
-	when the Owner changes;
-	when control of the Policy passes to the designated beneficiary upon the death of the Surviving Insured;
-	when necessary in our view to avoid hardship to an Owner;
-	when underlying Funds are dissolved, merged or substituted.

If short-term trading results as a consequence of waiving the restrictions against short-term trading, it could expose Owners to certain risks.  The short-term trading could increase costs for all Owners as a result of excessive portfolio transaction fees.  In addition, the short-term trading could adversely affect a Fund's performance.  If large amounts of money are suddenly transferred out of a Fund, the Fund's investment adviser cannot effectively invest in accordance with the Fund's investment objectives and policies.  Unless the short-term trading policy and the permitted waivers of that policy are applied uniformly, some Owners may experience a different application of the policy and therefore may experience some of these risks.  Too much discretion on our part in allowing the waivers of short-term trading policy could result in an unequal treatment of short-term traders by permitting some short-term traders to engage in short-term trading while prohibiting others from doing the same.

The Funds’ Harmful Trading Policies.  In addition to the restrictions that we impose (as described above under Short-Term Trading and below under Transfer Privileges), most of the Funds have adopted restrictions or other policies about transfers or other purchases and sales of the Funds’ shares.  These policies (the “Funds’ Harmful Trading Policies”) are intended to protect the Fund from short-term trading or other trading practices that are potentially harmful to the Fund.  The Funds’ Harmful Trading Policies may be more restrictive in some respects than the restrictions that we otherwise would impose, and the Funds may modify their Harmful Trading Policies from time to time.

We are legally obligated to provide (at the Funds’ request) information about each amount You cause to be deposited into a Fund (including by way of premium payments and transfers under your Policy) or removed from the Fund (including by way of withdrawals and transfers).  If a Fund identifies You as having violated the Fund’s Harmful Trading Policies, we are obligated, if the Fund requests, to restrict or prohibit any further deposits or exchanges by You (or a third party acting on your behalf) into that Fund.  Any such restriction or prohibition may remain in place indefinitely.

Accordingly, if You do not comply with any Fund’s Harmful Trading Policies, You (or a third party acting on your behalf) may be prohibited from directing any additional amounts into that Fund.  You should review and comply with each Fund’s Harmful Trading Policies, which are disclosed in the Funds’ current prospectuses.

Funds may differ significantly as to such matters as:  (a) the amount, format and frequency of information that the Funds request from us about transactions that our customers make; and (b) the extent and nature of any limits or restrictions that the Funds request us to impose upon such transactions.  As a result of these differences, the costs borne by us and (directly or indirectly) by our customers may be significantly increased.   Any such additional costs may outweigh any additional protection that would be provided to our customers, particularly in view of the protections already afforded by the trading restrictions that we impose as described above under Short-Term Trading and below under Transfer Privileges.  Also, if a Fund imposes more strict trading restrictions than are reasonably necessary under the circumstances, You could be deprived of potentially valuable flexibility to make transactions with respect to that Fund.  For these and other reasons, we may disagree with the timing or substance of a Fund’s requests for information from us or with any transaction limits or restrictions that the Fund requests us to impose upon our customers.  If any such disagreement with respect to a Fund cannot be satisfactorily resolved, the Fund might be restricted or, subject to obtaining any required regulatory approval, replaced as an investment option.

Transfer Privileges

Subject to the above special restrictions and to our rules as they may exist from time to time and to any limits that may be imposed by the Funds, You may at any time transfer to another Sub-Account all or a portion of the Account Value allocated to a Sub-Account.  There is usually no charge imposed on transfers; however, we reserve the right to impose a transfer charge of $15 for each transfer above 12 transfers in any Policy Year.  We will make transfers pursuant to an authorized written or telephone request to us.  Telephone requests will be honored only if we have a properly completed telephone authorization form for You on file.  We, our affiliates and the representative from whom You purchased the Policy will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine.  We will use reasonable procedures to confirm that instructions communicated by telephone are genuine.  For transactions initiated by telephone, You will be required to identify yourself by name and a personal identification number.

Transfers may be requested by indicating the transfer of either a specified dollar amount or a specified percentage of the Fixed Account or the Variable Sub-Account's value from which the transfer will be made.  If You request a transfer based on a specified percentage of the Fixed Account or the Variable Sub-Account's value, that percentage will be converted into a request for the transfer of a specified dollar amount based on application of the specified percentage to the Fixed Account or the Variable Sub-Account's value at the time the request is received.  We reserve the right to limit the number of Sub-Accounts to which You may allocate your Account Value to not more than 20.

An acceptable transfer request will be executed as of the date our Principal Office receives your request provided that it is received on a Valuation Date before the close of the NYSE.  An “acceptable transfer request” is one that is authorized by a person with proper authority, provides clear instruction to the Company, as administrator of the Variable Account, and is for a transaction that is not restricted by policies and procedures of the Variable Account, the Fund or us.  If an acceptable transfer request is received on a day that is not a Valuation Date or after the close of the NYSE on a Valuation Date, it will be executed effective on the next Valuation Date.  The Unit Value of Variable Sub-Accounts affected by a transfer request will be that next determined after receipt of such transfer request.

Transfer privileges are subject to our consent.  We reserve the right to impose limitations on transfers, including, but not limited to: (1) the minimum amount that may be transferred; (2) the frequency of transfers; and (3) the minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account.  We will notify You in writing of any such limitations.  If your Policy so states in its text or via endorsement, thirty days must elapse between each transfer.

Transfers from the Fixed Account to the Variable Sub-Accounts are limited to one transfer annually equaling 25% of the value of the Fixed Account at the end of the prior Policy Year or $5,000, whichever is greater.  We reserve the right to restrict amounts transferred to the Fixed Account from the Variable Sub-Accounts.

Account Value

Your Account Value is the sum of the values of each Variable Sub-Account plus the value of the Fixed Account.  The Account Value varies depending upon the Premiums paid, Premium Expense Charges, Mortality and Expense Risk Charges, Monthly Expense Charges, Monthly Cost of Insurance charges, partial withdrawals, fees, policy loans and the net investment factor (described below).

The minimum guaranteed interest rate applicable to the values in the Fixed Account is 3% annually.  Interest in excess of the guaranteed rate may be applied in such a manner as we may determine, based on our expectations of future interest, mortality costs, persistency, expenses and taxes. Interest credited will be computed on a compound interest basis.

Account Value of the Variable Sub-Accounts.  We measure the amounts in the Variable Sub-Accounts in terms of Units and Unit Values.  On any given date, the amount You have in a Variable Sub-Account is equal to the Unit Value multiplied by the number of Units credited to You in that Variable Sub-Account.  Amounts allocated to a Variable Sub-Account will be used to purchase Units of that Variable Sub-Account.  Units are redeemed when You make partial withdrawals, undertake policy loans or transfer amounts from a Variable Sub-Account, and for the payment of Monthly Expense Charges, Monthly Cost of Insurance charges, Mortality and Expense Risk Charges and other fees.  The number of Units of each Variable Sub-Account purchased or redeemed is determined by dividing the dollar amount of the transaction by the Unit Value for the Variable Sub-Account.  A Valuation Date is any day on which the NYSE are open for business and valuation will occur at the close of the NYSE. The NYSE historically closes on weekends and the following holidays:  New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.  For the first Valuation Date of each Variable Sub-Account, the Unit Value is established at $10.00.  The Unit Value for any subsequent Valuation Date is equal to the Unit Value for the preceding Valuation Date multiplied by the net investment factor (determined as provided below).  The Unit Value of a Variable Sub-Account for any Valuation Date is determined as of the close of the Valuation Period ending on that Valuation Date.  The Valuation Period is the period of time from one determination of Unit Values to the next.

If accompanied by proper allocation instructions, a premium received at our Principal Office is credited to the Policy on the same date it is received unless that date is not a Valuation Date or receipt is after the close of the NYSE on a Valuation Date.  In those instances, the premium will be credited on the next Valuation Date. If premium is to be allocated to a Variable Sub-Account, the Unit Value of the Variable Sub-Account will be that next determined after receipt of such premium.  The Investment Start Date is the date we apply your first premium payment, which will be the later of the Issue Date, the Policy Date or the Valuation Date we receive a premium equal to or in excess of the Initial Premium.

The Account Value on the Investment Start Date equals:

-	the net premium received, minus

-	the monthly deductions due on the Policy Date and subsequent Monthly Anniversary Days through the Investment Start Date charged to the Variable Sub-Accounts and the Fixed Account.

The Account Value on subsequent Valuation Dates is equal to:

-	the Account Value attributable to the Variable Sub-Account on the preceding Valuation Date, multiplied by that Sub-Account’s Net Investment Factor, plus

-	the value of the Fixed Account on the preceding Valuation Date, accrued at interest, plus

-	that portion of Net Premium received and allocated to a Sub-Account during the current Valuation Period, plus

-	any amounts transferred by You to a Sub-Account from another Sub-Account during the current Valuation Period, minus

-	any amounts transferred by You from a Sub-Account to another Sub-Account during the current Valuation Period, minus

-	that portion of any Partial Withdrawals deducted from a Sub-Account during the current Valuation Period, plus

-	any amounts transferred among the Sub-Accounts for a Policy loan, minus

-	that portion of any surrender charges associated with a decrease in the Specified Face Amount charged to a Sub-Account during the current Valuation Period, minus

-	if a Processing Date, that portion of the Monthly Deductions charged to the a Sub-Account for the Policy Month.
Net Investment Factor.  The net investment factor for each Variable Sub-Account for any Valuation Period is the quotient of (1) divided by (2) where:

(1) is the net result of-

-	the net asset value of a Fund share held in the Variable Sub-Account determined as of the end of the Valuation Period, plus

-	the per share amount of any dividend or other distribution declared on Fund shares held in the Variable Sub-Account if the "ex-dividend" date occurs during the Valuation Period, plus or minus

-
a per share credit or charge with respect to any taxes reserved for by us, or paid by us if not previously reserved for, during the Valuation Period which are determined by us to be attributable to the operation of the Variable Sub-Account; and

(2) is the net asset value of a Fund share held in the Variable Sub-Account determined as of the end of the preceding Valuation Period.

The “ex-dividend date” is the date after which a Fund share begins trading without the dividend.

The net investment factor may be greater or less than one.

Splitting Units.  We reserve the right to split or combine the value of Units.  In effecting any such change, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of the Policy.

Insufficient Value.  The Policy will terminate for no value, subject to a grace period described below if, on a Processing Date, the Policy’s Account Value less Policy Debt is less than or equal to zero.

Policy termination will not occur if:

1.  You pay premium sufficient to keep the Policy in force prior to the end of the grace period;

2.  You are within the No-Lapse Guarantee Period and you have paid sufficient premium to satisfy the “minimum premium test” described below; or

3.  The Loan Lapse Protection Rider is in effect and all conditions thereunder have been met.

Grace Period.  If, on a Valuation Date, the Policy will terminate by reason of insufficient value, we will allow a grace period.  This grace period will allow 61 days from that Valuation Date for the payment of a premium sufficient to keep the Policy in force.  Notice of premium due will be mailed to your last known address and the last known address of any assignee of record.  We will assume that your last known address is the address shown on the Policy Application (or notice of assignment), unless we receive written notice of a change in address in a form satisfactory to us.  If the premium due is not paid within 61 days after the beginning of the grace period, then the Policy and all rights to benefits will terminate without value at the end of the 61 day period.  The Policy will continue to remain in force during this grace period.  If the Policy Proceeds become payable by us during the grace period, then any overdue monthly deductions will be deducted from the amount payable by us.

No-Lapse Guarantee.   A No-Lapse Guarantee will eliminate the impact of poor investment performance and risk of Policy termination because the Account Value is not used to determine if lapse has occurred.  If You pay sufficient premiums to satisfy the minimum premium test described below the Policy will not lapse.  The length of time your  No-Lapse Guarantee is in effect is called the No-Lapse Guarantee Period and is determined by the Insureds’ Issue Age and the planned periodic premium You pay.  The No-Lapse Guarantee Period can be as long as 20 years (depending on your state) or until the younger Insured attains age 80, whichever occurs first.

The annual report You receive will advise whether the premiums paid meet the minimum premium test, and, if no further premium is received, how long the No-Lapse Guarantee will last.

Minimum Premium Test.  A Policy satisfies the minimum premium test if the premiums paid less any partial withdrawals less any Policy Debt exceed the sum of the "Minimum Monthly Premiums" which applied to the Policy in each Policy Month from the Policy Date to the Valuation Date.

The applicable Minimum Monthly Premiums are specified in the Policy and are determined based on the length of time of the No-Lapse Guarantee Period elected and each Insured’s Issue Age.

If a Policy does not satisfy the minimum premium test, additional premium is required to keep the Policy in force.

Ask your financial adviser for illustrations to show how different premium funding levels for your Policy will determine the length of the No-Lapse Guarantee Period.

Charges and Deductions

The monthly deductions described below are the Premium Expense Charges, Mortality and Expense Risk Charges, Monthly Expense Charges, Monthly Costs of Insurance and the charges for any supplemental benefits.

There are no monthly deductions after the policy anniversary on which the younger Insured is Attained Age 121.

Premium Expense Charge.  We will deduct a Premium Expense Charge from each premium payment upon receipt.  We use 3.25% of the charge to pay federal, state and local tax obligations and does not vary by state.  The remainder of the Premium Expense Charge is a sales load used for agent compensation and other at issue costs.  If the LTA Rider is not attached to the Policy, the current Premium Expense Charge is 8.00% in all Policy Years and will not exceed 8.25%.  If the LTA Rider is attached to the Policy, the Premium Expense Charge is currently 11.50% in all Policy Years and is guaranteed not to exceed 15.00% in any Policy Year.

Mortality and Expense Risk Charge.  This charge is for the mortality and expense risks we assume with respect to the Policy.  It is a percentage of the Account Value of the Variable Sub-Accounts and, unless You direct otherwise, is deducted proportionally from the Account Value of the Sub-Accounts each month.  We may realize a profit from this charge.

If the LTA Rider is not attached to the Policy, the current Mortality and Expense Risk Charge percentage is 0.60% annually for Policy Years 1 through 5 and 0.12% annually thereafter.  The Charge is guaranteed not to exceed those levels for Policies without the LTA Rider.

If the LTA Rider is attached to the Policy, the current Mortality and Expense Risk Charge is 0.00%.  Should a Mortality and Expense Charge be imposed, it will not exceed 0.25% annually.

The mortality risk we assume is that the group of lives insured under the Policies may, on average, live for shorter periods of time than we estimated.  The expense risk we assume is that our costs of issuing and administering Policies may be more than we estimated.

Monthly Expense Charge.  We will deduct from your Account Value monthly a charge of $8.00 in all years and a monthly charge based on the Specified Face Amount for the first 5 Policy Years following the issuance of the Policy and the first 5 Policy Years following the effective date of each increase in the Specified Face Amount, if any, based on the amount of the increase.  Minimum and maximum Monthly Expense Charges are shown in the Fee Table.  The Monthly Expense Charge is based on the Issue Age, sex and rating class of each Insured and is higher if the LTA Rider is attached to the Policy.  Unless You direct otherwise, the Monthly Expense Charges will be deducted proportionally from the amounts in the Sub-Accounts and covers administration expenses and issuance costs.  The illustration provided at time of application will show your specific Monthly Expense Charge.

Monthly Cost of Insurance.  We deduct a Monthly Cost of Insurance charge from your Account Value to cover anticipated costs of providing insurance coverage.  We may realize a profit from this charge.  Unless You direct otherwise, the Monthly Cost of Insurance deduction will be charged proportionally to the amounts in the Sub-Accounts.

The Monthly Cost of Insurance equals the sum of (1), (2) and (3) where:

(1)	is the Monthly Cost of Insurance rate times the Total Net Amount at Risk divided by 1,000*;

(2)	is the monthly rider cost for any riders which are a part of the Policy (i.e. Estate Preservation, Policy Split Option, Supplemental Insurance, Enhanced Cash Surrender Value); and

(3)	is any additional insurance charge calculated, as specified in the Policy, for substandard risk classifications, which can be up to 500% of the charge shown in the Fee Table.

*Item (1) above is expressed algebraically as:  the Monthly Cost of Insurance Rate[Total Net Amount at Risk ÷ 1000].  Please see Appendix A, Glossary of Terms, for definitions of the Total Net Amount at Risk and its components.

The Total Net Amount at Risk equals:

-	the death benefit divided by 1.00247; minus

-	your Account Value on the Processing Date prior to assessing the monthly deductions.

The net amount at risk is affected by the performance of the Sub-Accounts to which premium is allocated, the cumulative premium paid, any Policy Debt, any partial withdrawals, transaction fees and periodic charges.

If there are increases in the Specified Face Amount other than increases caused by changes in the death benefit option, the cost of insurance charge described above is determined separately for the initial Specified Face Amount and each increase in the Specified Face Amount.  In calculating the net amount at risk, your Account Value will first be allocated to the initial death benefit and then to each increase in the Specified Face Amount in the order in which the increases were made. It is necessary to allocate Account Value in this manner as different Monthly Cost of Insurance Charges may apply to the initial death benefit and each increase in Specified Face Amount.  By way of example, assume the initial death benefit is $500,000, there is a later increase in Specified Face Amount of $400,000 and the Account Value is $600,000.  The net amount at risk of the initial death benefit is $500,000 divided by 1.00247 less $500,000 of Account Value divided by 1.00247. The Account Value must be divided at this stage by 1.00247 because it is incorrect to assign more Account Value than there is initial death benefit.  To determine the net amount at risk of the $400,000 Specified Face Amount increase, we take the $400,000 and divide by 1.00247 then subtract the remaining Account Value of $112,052 (which is the result of $500,000 divided by 1.00247 from the initial death benefit net amount at risk calculation).  So the net amount at risk of the initial death benefit is zero and the net amount at risk of the Specified Face Amount increase is $286,964.

Monthly Cost of Insurance Rates.  The Monthly Cost of Insurance rates (except for any such rate applicable to an increase in the Specified Face Amount) are based on the length of time the Policy has been in force and each Insured's sex (in the case of non-unisex Policies), Issue Age and rating class.  The Monthly Cost of Insurance rates applicable to each increase in the Specified Face Amount are based on the length of time the increase has been in force and each Insured's sex (in the case of non-unisex Policies), Issue Age and rating class.  The Monthly Cost of Insurance rates will be determined by us from time to time based on our expectations of future experience with respect to mortality costs, persistency, interest rates, expenses and taxes.  The rates for the Policy will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 2001 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Tables.   The rates for the Policy if the LTA Rider is attached will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 2001 Commissioner's Standard Ordinary Aggregate Mortality Tables.  The 2001 Commissioner's Standard Ordinary Aggregate Mortality Tables blend smoker and nonsmoker mortality and are generally higher than the rates under the 2001 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Tables. The 2001 Commissioner's Standard Ordinary Aggregate Mortality Tables permit greater Policy funding without violating the Guideline Premium Test so a policyowner who wishes to heavily fund their Policy, as with the LTA Rider, would prefer application of these Tables.

Other Charges and Deductions.  Interest charged on outstanding loans as well as the interest credited to loaned values of the Fixed Account is more fully described at pages 20-21.  Additionally, a flat extra charge may apply if an Insured is a substandard risk.  The flat extra charge is determined by our underwriting guidelines and varies proportional to the degree of additional mortality risk borne by the Company.  A flat extra charge will not exceed $20.00 per $1000 of Specified Face Amount and Supplemental Insurance Rider Face Amount.  It is deducted from the Account Value on a monthly basis and covers the additional mortality risk of the Insureds borne by the Company.  A definition of “flat extra” is provided in the Glossary.

Reduced Charges

We reserve the right to reduce the Premium Expense Charge, Monthly Expense Charge and Mortality and Expense Risk Charge.  We will provide You prompt notice of any reduction.  Reductions will be based on uniformly applied criteria that do not discriminate unfairly against any person.

Supplemental Benefits

The following supplemental benefit riders may be available in your state. Each rider is subject to certain limitations and termination provisions.  Any rider charges imposed are necessary to cover the expenses borne by the Company for providing the additional benefits provided by the riders.  For additional information on the riders, please ask your financial adviser.

Estate Preservation Rider.  This rider provides term insurance coverage for potential estate taxes should both Insureds die within four years of the Policy Date.  You elect the amount of term insurance coverage.  The amount elected may not exceed 122% of the Specified Face Amount and Supplemental Insurance Rider Face Amount.  The rider charge is deducted monthly from the Account Value and varies based on the younger Insured’s Issue Age, sex and rating classification.  This rider must be elected at issue and may be discontinued upon written request to the Company.  Should this rider be discontinued, the rider charge will cease.

Charitable Giving Benefit Rider.  Under this rider, when Policy Proceeds are payable, we will pay a Charitable Gift Amount of up to $100,000 to the named Charitable Beneficiary.  The Charitable Gift Amount is 1% of the Specified Face Amount and is an additional payment that does not diminish the Policy Proceeds paid to your beneficiary.  The Charitable Beneficiary may be any organization considered exempt from federal taxation under Section 501(c) of the Internal Revenue Code and is listed in Section 170(c) of the Internal Revenue Code as an authorized recipient of charitable contributions. The Charitable Gift Amount and the Charitable Beneficiary in effect on the Issue Date are shown in the Policy.  The rider must be elected at issue and can be discontinued upon written request to the Company.  There is no charge for this rider.

Policy Split Option Rider.  This rider waives the requirement that satisfactory evidence of insurability be provided for each Insured for a Policy split.  The charge for this rider is deducted monthly from the Account Value.  We use a Company-developed proprietary pricing table to determine the factor that corresponds with the younger Insured’s Issue Age and multiply this factor by each $1000 of Specified Face Amount and $1000 of Supplemental Insurance Rider Face Amount.  This rider must be elected as issue and may be discontinued upon written request to the Company.  If this rider is discontinued, the rider charge will cease.

Enhanced Cash Surrender Value Rider.  This rider provides a waiver of surrender charges and thus is appropriate for policyowners who seek to preserve the ability to access cash surrender values during the surrender charge period.  If this rider is attached to the Policy, there are no surrender charges applicable to partial withdrawals, full surrenders or Specified Face Amount decreases.   Surrender charges will not be waived if the surrender is part of an exchange under Section 1035 of the Internal Revenue Code.

We use a Company-developed proprietary pricing table to determine the factor that corresponds with the younger Insured’s Issue Age, sex and rating class and multiply that factor by each $1000 of Specified Face Amount to determine the applicable charge for this rider.    The rider must be elected at issue and may not be discontinued.  The Enhanced Cash Surrender Value Rider may not be elected if the LTA Rider has been elected as surrender charges would already be waived by the LTA Rider.

Loan Lapse Protection Rider.  This rider is designed to protect the Policy from lapse should Policy Debt become the near equivalent of the Account Value.  Under this rider, the Policy will not terminate for insufficient value on and after the Rider Exercise Date.  The Rider Exercise Date is the earliest date on which all the following have occurred:

-	the younger Insured is 75 or older;

-	the Policy has been in force at least 15 years;

-	the outstanding Policy Debt is greater than the Specified Face Amount;

-	the outstanding Policy Debt equals or exceeds 96% of the Account Value;

-	not more than 30% of the Policy Debt has been a result of loan activity in the 36 months immediately preceding the Rider Exercise Date;

-	the sum of withdrawals made equals the sum of premiums paid; and

-	we have received your request to exercise the rider.

The rider charge is an administrative charge that applies on the Rider Exercise Date and equals 99.5% of the excess of the Account Value over the Policy Debt.  By way of example, if the Account Value is $1,000,000 and the Policy Debt is $970,000, the charge is $25,000 which is 99.5% of the difference between the Account Value and the Policy Debt.

On the Rider Exercise Date, after deduction of the rider charge from the Account Value, the following will occur:

-	The Account Value in the Variable Sub-Accounts will be irrevocably transferred to the Fixed Account;

-	The death benefit will be changed to equal 105% of the Account Value;

-	Monthly Deductions will cease;

-	No further premium will be accepted;

-	Specified face amount increases and decreases will no longer be permitted; and

-	All supplemental riders will terminate.

The rider automatically attaches to every Policy and may be discontinued upon written request to the Company.

Long Term Accumulation Rider (“LTA” Rider).  This rider is designed for policyowners who desire high Account Values throughout the long-term life of the Policy.  Consistent with that goal, they seek to heavily fund the Policy in the early Policy Years.  Heavily funding the Policy in the early years provides an opportunity for longer term growth of a larger asset base.  A Policy with this rider will be less costly over the longer term than a Policy without this rider because Account Values should be higher and there is currently no Mortality and Expense Risk Charge.  The maximum Mortality and Expense Risk Charge is also less than the maximum Mortality and Expense Risk Charge for a Policy without this rider.  The absence or reduction in the Mortality and Expense Risk Charge partially offsets the other higher charges, described below, which is expected but not guaranteed to be positive or to far exceed the costs of this rider.

Under this rider, surrender charges under the Policy will be waived and an asset credit will be paid on the Asset Credit Date and each policy anniversary thereafter.  The Asset Credit Date is the 16th Policy Anniversary.  The Asset Credit Date is shown in the Policy.

The asset credit will be paid if the Policy’s persistency, mortality experience and expense assumptions are at least as favorable as that assumed by the Company on the Issue Date.  It is calculated as a percentage of Account Value less Policy Debt.  There is no guaranteed minimum asset credit.  There is no separate charge for this rider but attachment of the rider to the Policy changes the Premium Expense Charge, Monthly Cost of Insurance Charge, Monthly Mortality and Expense Risk Charge and the Monthly Expense Charge.

The Premium Expense Charge and Monthly Expense Charge are significantly higher for a Policy with this rider.  Although this rider contemplates a long-term investment, it also provides less costly access to cash surrender values in the early Policy Years by virtue of the net effect of the waiver of the surrender charge outweighing the higher Premium Expense Charge and Monthly Expense Charge.  In the first three Policy Years, the impact to net premium and Account Value is less than the reduction to Cash Surrender Value should a surrender occur during the surrender charge period and surrender charges were not waived.  Thereafter, the Premium Expense Charge and Monthly Expense Charge impact to net premium and Account Value is greater than any reduction to Cash Surrender Value due to an imposition of surrender charges.

Please see the Fee Table to determine how charges vary with rider attachment. The rider must be elected at issue and may not be discontinued.  If You elect the rider, You may not elect the Enhanced Cash Surrender Value Rider.

Although both the Enhanced Cash Surrender Value Rider and the LTA Rider waive surrender charges, they differ in core benefit provided.  The LTA Rider’s core benefit is on the potential asset credit that may be paid in Policy Years 16 and thereafter.  Thus, the Enhanced Cash Surrender Value Rider is for policyowners who may wish to access cash surrender values in the early Policy Years and the LTA Rider is for policyowners who anticipate retaining assets under the Policy over the long term.  In addition, a policyowner should not elect the LTA Rider if his/her focus is more on death benefit protection and there is anticipation of minimally funding the Policy over several years.  In that instance, the Enhanced Cash Surrender Value Rider would be a better rider election.
Supplemental Insurance Rider.  This rider provides for additional insurance on the lives of the Insureds by combining term coverage with the underlying variable universal life ("base policy") coverage.  The rider charge covers the cost of  insurance charges we incur for the insurance coverage provided by this rider.  Those cost of insurance charges are generally lower than the cost of insurance charges that apply to insurance coverage under the base policy, as are our selling costs, including commissions.

By combining coverage under this rider with base policy coverage, You may be able to buy the same amount of death benefit for less premium than if You had purchased an all base policy.  If this rider is combined with base policy coverage, the same amount of premium paid for the combined coverage as for an all base policy will generate faster cash value accumulation within the base policy.  Additional underwriting requirements may be imposed at the time of rider election, which may occur after issue.

If You elected a No-Lapse Guarantee, that No-Lapse Guarantee will apply to this rider for five years and not for the No-Lapse Guarantee Period on the base policy, if longer..  This rider will terminate at the policy anniversary on which the younger Insured reaches Attained Age 121.  Base policy coverage will continue beyond the younger Insured’s Attained Age 121 provided there is cash value in the Policy when the younger Insured reaches Attained Age 121.  If a key objective is application of the No-Lapse Guarantee to insurance coverage under both the base Policy and this rider for a long period of time, supplementing the Policy with this rider may therefore not be appropriate.

The Cost of Insurance rates used to determine the monthly rider charge deduction from the Account Value are based on the length of time the rider has been in force and each Insured's sex (in the case of non-unisex Policies), Issue Age and rating class.  The rates will be determined by us from time to time based on our expectations of future experience with respect to mortality costs, persistency, interest rates, expenses and taxes.  The rates for the rider will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 2001 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Tables.   The rates for the rider if the LTA Rider also attaches to the Policy will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 2001 Commissioner's Standard Ordinary Aggregate Mortality Tables.  The 2001 Commissioner's Standard Ordinary Aggregate Mortality Tables blend smoker and nonsmoker mortality and are generally higher than the rates under the 2001 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Tables.  The 2001 Commissioner's Standard Ordinary Aggregate Mortality Tables permit greater Policy funding without violating the Guideline Premium Test so a policyowner who wishes to heavily fund their Policy, as with the LTA Rider, would prefer application of these Tables.

You may discontinue this rider upon written request to the Company.  If discontinued, the rider charge will cease.

Travel Assistance Endorsement.  This endorsement permits Covered Persons to avail themselves of some or all of the following services provided by a third party we designate when the Covered Person is 100 miles or more away from home:

-	Medical Consultation and Evaluation
-	Hospital Admission Guarantee
-	Emergency Evacuation
-	Critical Care Monitoring
-	Medically Supervised Repatriation
-	Prescription Assistance
-	Emergency Message Transmission
-	Emergency Trauma Counseling
-	Transportation to Join Patient
-	Care for Minor Children
-	Legal and Interpreter Referrals
-	Return Mortal Remains

“Covered Persons” are defined as:

(a) For a Policy which is not trust-owned, the Insureds and their dependents.
(b) For a Policy which is trust-owned, the Insureds and their dependents only if the trustee, in his/her sole and exclusive discretion, elects to make the Covered Services available.

The endorsement automatically attaches to every Policy and is provided at no charge.  Ask your financial adviser for the brochure that provides additional detail about the Endorsement.

Termination of Policy

The Policy will terminate on the earlier of the date we receive your request to surrender, the expiration date of the Grace Period without payment of premium due or the date of death of the Surviving Insured.

Reinstatement

Before the Surviving Insured's death, we may reinstate the Policy provided that the Policy has not been surrendered and You-

-	make a request for reinstatement within three years from the date of termination;

-	submit satisfactory evidence of insurability to us for all living Insureds; and

-	pay an amount, as determined by us, sufficient to put the Policy in force.

An amount sufficient to put the Policy in force is not less than:

-	the monthly deductions overdue at the end of the grace period; plus

-	any excess of Policy Debt over Cash Value at the end of the grace period; plus

-	three times the monthly cost of insurance charges applicable at the date of reinstatement; plus

-	three times the monthly expense charges applicable at the date of reinstatement.

During the No-Lapse Guarantee Period, an amount sufficient to put the Policy in force is the amount necessary to meet the minimum premium test.  Any Policy Debt at the time the Policy terminated must be repaid at time of reinstatement or carried over to the reinstated Policy.

Deferral of Payment

We will usually pay any amount due from the Variable Account within seven days after the Valuation Date following our receipt of written notice satisfactory to us giving rise to such payment or, in the case of death of the Surviving Insured, Due Proof of both Insured’s deaths. Payment is subject to our rights under the Policy's incontestability and suicide provisions. Payment of any amount payable from the Variable Account on death, surrender, partial withdrawal or policy loan may be postponed whenever:

-	the New York Stock Exchange is closed other than customary weekend and holiday closing, or trading on the NYSE is otherwise restricted, as determined by the Securities and Exchange Commission;

-	the Securities and Exchange Commission, by order, permits postponement for the protection of policyowners; or

-
an emergency exists as determined by the Securities and Exchange Commission, as a result of which disposal of securities is not reasonably practicable, or it is not reasonably practicable to determine the value of the assets of the Variable Account.

We may defer payment from the Fixed Account for a period up to six months.

Rights of Owner

While an Insured is alive, unless You have assigned any of these rights, You may:

-	transfer ownership to a new owner;

-	name a contingent owner who will automatically become the owner of the Policy if You die before the Surviving Insured;

-	change or revoke a contingent owner;

-	change or revoke a beneficiary;

-	exercise all other rights in the Policy;

-	increase or decrease the Specified Face Amount, subject to the other provisions of the Policy;

-	change the death benefit option, subject to the other provisions of the Policy.

When You transfer your rights to a new owner, You automatically revoke any prior contingent owner designation.  When You want to change or revoke a prior beneficiary designation, You have to specify that action.  You do not affect a prior beneficiary when You merely transfer ownership, or change or revoke a contingent owner designation.

You do not need the consent of a beneficiary or a contingent owner in order to exercise any of your rights.  However, You must give us written notice satisfactory to us of the requested action.  Your request will then, except as otherwise specified herein, be effective as of the date You signed the form, subject to any action taken before we received it.

Rights of Beneficiary

The beneficiary has no rights in the Policy until the death of the Surviving Insured.  If a beneficiary is alive at that time, the beneficiary will be entitled to payment of the Policy Proceeds as they become due.

Other Policy Provisions

Addition, Deletion or Substitution of Investments.  We may decide to add new Variable Sub-Accounts at any time.  Also, shares of any or all of the Funds may not always be available for purchase by the Variable Account, or we may decide that further investment in any such shares is no longer appropriate.  In either event, shares of other registered open-end investment companies or unit investment trusts may be substituted both for Fund shares already purchased by the Variable Account and/or as the security to be purchased in the future, provided that these substitutions have been approved by the Securities and Exchange Commission, to the extent necessary.  In addition, the investment policies of the Variable Sub-Accounts will not be changed without the approval of the Insurance Commissioner of the State of Delaware.  We also reserve the right to eliminate or combine existing Variable Sub-Accounts or to transfer assets between Variable Sub-Accounts, subject to the approval of the Securities and Exchange Commission.  In the event of any substitution or other act described in this paragraph, we will notify You and make any appropriate endorsements to the Policy to reflect the substitution.

Entire Contract.  Your entire contract with us consists solely of the Policy, including the attached copy of the Policy Application and any attached copies of supplemental applications and any riders and endorsements.

Alteration.  Financial advisers do not have any authority to either alter or modify the Policy or to waive any of its provisions.  The only persons with this authority are our president, actuary, secretary or one of our vice presidents.

Modification.  Upon notice to You, we may modify the Policy if such a modification-

-	is necessary to make the Policy or the Variable Account comply with any law or regulation issued by a governmental agency to which we are or the Variable Account is subject;

-	is necessary to assure continued qualification of the Policy under the Internal Revenue Code or other federal or state laws as a life insurance policy;

-	is necessary to reflect a change in the operation of the Variable Account or the Sub-Accounts; or

-	adds, deletes or otherwise changes Variable Sub-Account options.

When required, approval of the Securities and Exchange Commission will be obtained.

We also reserve the right to modify certain provisions of the Policy as stated in those provisions.  In the event of any such modification, we may make appropriate endorsements to the Policy to reflect such modification.

Assignments.  During the lifetime of the Surviving Insured, You may assign all or some of your rights under the Policy.  All assignments must be filed at our Principal Office and must be in written form satisfactory to us.  The assignment will then be effective as of the date You signed the form, subject to any action taken before we acknowledge receipt. We are not responsible for the validity or legal effect of any assignment.

Nonparticipating.  The Policy does not pay dividends.  The Policy does not share in our profits or surplus earnings.

Misstatement of Age or Sex (Non-Unisex Policy).  If the age or sex (in the case of a non-unisex Policy) of anInsured is stated incorrectly, the amounts payable by us will be adjusted as follows:

     Misstatement discovered at death-The death benefit will be recalculated to that which would be purchased by the most recently charged Monthly Cost of Insurance rate for the correct age or sex (for a non-unisex Policy).

     Misstatement discovered prior to death-Your Account Value will be recalculated from the Policy Date using the Monthly Cost of Insurance Rates based on the correct age or sex (for a non-unisex Policy).

Suicide.  If the Surviving Insured, whether sane or insane, commits suicide within two years after the Policy's Issue Date, we will not pay any part of the Policy Proceeds.  We will refund the premiums paid, less the amount of any Policy Debt and any partial withdrawals.

If the Surviving Insured, whether sane or insane, commits suicide within two years after the effective date of an increase in the Specified Face Amount, then our liability as to that increase will be the cost of insurance for that increase.

Incontestability.  All statements made in the application or in a supplemental application are representations and not warranties.  We relied and will rely on those statements when approving the issuance, increase in face amount, increase in death benefit over premium paid, change in death benefit option or reinstatement of the Policy.  No statement can be used by us in defense of a claim unless the statement was made in the application or in a supplemental application.  In the absence of fraud, after the Policy has been in force during the lifetime of both Insureds for a period of two years from its Issue Date, we cannot contest it except for non-payment of premiums.  However, any increase in the face amount which is effective after the Issue Date will be incontestable only after such increase has been in force during the lifetime of any Insured who provided evidence of insurability for two years from the effective date of such increase.  Any increase in death benefit over premium paid or increase in death benefit due to a death benefit option change will be incontestable only after such increase has been in force during the lifetime of any Insured who provided evidence of insurability for two years from the date of the increase.  Any reinstatement will be incontestable after the reinstated Policy has been in force during the lifetime of any Insured who provided evidence of insurability for two years from the effective date of the reinstatement.

Report to Owner.  We will send You a report at least once each Policy Year.  The report will show current policy values, premiums paid and deductions made since the last report.  It will also show the balance of any outstanding policy loans and accrued interest on such loans.  There is no charge for this report.  Additionally, confirmations of individual transactions (e.g. premium payments, allocations, transfers) in the Policy will be sent at the time of the transaction.

Performance Information

We may sometimes publish performance information related to the Fund, the Variable Account or the Policy in advertising, sales literature and other promotional materials.  This information is based on past investment results and is not an indication of future performance.

Portfolio Performance

We may publish a mutual fund portfolio's total return or average annual total return. Total return is the change in value of an investment over a given period, assuming reinvestment of any dividends and capital gains.  Average annual total return is a hypothetical rate of return that, if achieved annually, would have produced the same total return over a stated period if performance had been constant over the entire period.  Average annual total returns smooth variations in performance, and are not the same as actual year-by-year results.

We may also publish a mutual fund portfolio's yield.  Yield refers to the income generated by an investment in a portfolio over a given period of time, expressed as an annual percentage rate.  When a yield assumes that income earned is reinvested, it is called an effective yield.  Seven-day yield illustrates the income earned by an investment in a money market fund over a recent seven-day period.

Total returns and yields quoted for a mutual fund portfolio include the investment management fees and other expenses of the portfolio, but do not include charges and deductions attributable to the Policy.  These expenses would reduce the performance quoted.

Adjusted Non-Standardized Portfolio Performance

We may publish a mutual fund portfolio's total return and yields adjusted for charges against the assets of the Variable Account.

We may publish total return and yield quotations based on the period of time that a mutual fund portfolio has been in existence.  The results for any period prior to any Policy being offered will be calculated as if the Policy had been offered during that period of time, with all charges assumed to be those applicable to the Policy.

Other Information

Performance information may be compared, in reports and promotional literature, to:

-
the S&P 500, Dow Jones Industrial Average, Lehman Brothers Aggregate Bond Index or other unmanaged indices so that investors may compare the Variable Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general;

-
other groups of variable life variable accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, such as Morningstar, Inc., who rank such investment products on overall performance or other criteria; or

-
the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Variable Sub-Account.  Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management expenses.

We may provide Policy information on various topics of interest to You and other prospective policyowners.  These topics may include:

-	the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets;

-	investment strategies and techniques (such as value investing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing);

-	the advantages and disadvantages of investing in tax-deferred and taxable investments;

-	customer profiles and hypothetical purchase and investment scenarios;

-	financial management and tax and retirement planning; and

-	investment alternatives to certificates of deposit and other financial instruments, including comparisons between a Policy and the characteristics of, and market for, such financial instruments.

Federal Income Tax Considerations

The following is a summary of our understanding of current federal income tax laws and is not intended as tax advice.  You should be aware that Congress has the power to enact legislation affecting the tax treatment of life insurance contracts which could be applied retroactively.  New judicial or administrative interpretation of federal income tax law may also affect the tax treatment of life insurance contracts.  The Internal Revenue Code of 1986, as amended (the “Code”), is not in force in the Commonwealth of Puerto Rico.  Accordingly, some references in this summary will not apply to Policies issued in Puerto Rico.  However, due to IRS Rev. Rul. 2004-75, as amplified by Rev. Rul. 2004-97, we will treat Puerto Rico Policy distributions and withdrawals occurring on and after January 1, 2005 as U.S.-source income that is subject to U.S. income tax withholding and reporting. Any person contemplating the purchase of a Policy or any transaction involving a Policy should consult a qualified tax adviser.  We do not make any representation or provide any guarantee regarding the federal, state or local tax treatment of any Policy or any transaction involving a Policy.

Our Tax Status

We are taxed as a life insurance company under Subchapter L of the Code.  Although we account for the operations of the Variable Account separately from our other operations for purposes of federal income taxation, the Variable Account currently is not separately taxable as a regulated investment company or other taxable entity.

Taxes we pay, or reserve for, that are attributable to the earnings of the Variable Account could affect the Net Investment Factor, which in turn affects your Account Value.  Under existing federal income tax law, however, the income (consisting primarily of interest, dividends and net capital gains) of the Variable Account, to the extent applied to increase reserves under the Policy, is not taxable to us.  Similarly, no state or local income taxes are currently attributable to the earnings of the Variable Account.  Therefore, we do not take any federal, state or local taxes into account when determining the Net Investment Factor.  We may take taxes into account when determining the Net Investment Factor in future years if, due to a change in law, our tax status or otherwise, such taxes are attributable to the earnings of the Variable Account.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law.  These benefits, which reduce our overall corporate income tax liability, may include dividends received deductions and foreign tax credits which can be material.  We do not pass these benefits through to the Variable Account, principally because:  (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the Variable Account receives and (ii) under applicable income tax law, policyowners are not the owners of the assets generating the benefits.

Taxation of Policy Proceeds

Section 7702 of the Code provides certain tests for whether a policy will be treated as a “life insurance contract” for tax purposes.  Provided that the policyowner of the Policy has an insurable interest in the Insureds, we believe that the Policy meets these tests, and thus should receive the same federal income tax treatment as a fixed life insurance contract.  As such, the Death Benefit under the Policy will generally be eligible for exclusion from the gross income of the beneficiary under Section 101 of the Code, and the policyowner will not be deemed to be in constructive receipt of the increases in Cash Surrender Values, including additions attributable to interest, dividends, appreciation or gains realized upon transfers among the Variable Sub-Accounts and the Fixed Account, until actual receipt thereof.

However, You may be taxed on all of the accumulated income under the Policy on its maturity date and there can be no assurance that an election to extend the maturity date of the Policy will avoid that result.  In addition, a corporate owner may be subject to alternative minimum tax on the annual increases in Cash Surrender Values and on the portion of the death benefit under the Policy that exceeds its Cash Surrender Value.

To qualify as a life insurance contract under Section 7702, the Policy must satisfy certain actuarial requirements.  Section 7702 requires that actuarial calculations be based on mortality charges that meet the “reasonable mortality charge” requirements set forth in the Code, and other charges reasonably expected to be actually paid that are specified in the Policy.  The law relating to reasonableness standards for mortality and other charges is based on statutory language and certain IRS pronouncements that do not address all relevant issues.  Accordingly, although we believe that the mortality and other charges that are used in the calculations (including those used with respect to Policies issued to so-called “substandard risks”) meet the applicable requirements, we cannot be certain.  It is possible that future regulations will contain standards that would require us to modify the mortality and other charges used in the calculations, and we reserve the right to make any such modifications.

For a variable contract like the Policy to qualify as life insurance for federal income tax purposes, it also must comply with the investment diversification rules found in Section 817 of the Code.  We believe that the Variable Account complies with the diversification requirements prescribed by Section 1.817-5 of the Treasury Regulations.  The IRS has stated that satisfaction of the diversification requirements described above by itself does not prevent a contract owner from being treated as the owner of separate account assets under an “owner control” test.  If a contract owner is treated as the owner of separate account assets for tax purposes, the contract owner would be subject to taxation on the income and gains from the separate account assets.  In published revenue rulings through 1982 and then again in 2003, the IRS has stated that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise control over the investment of the assets.  In Rev. Rul. 2003-91, the IRS considered certain variable annuity and variable life insurance contracts and concluded that the owners of the variable contracts would not be considered the owners of the contracts underlying assets for federal income tax purposes.

Rev. Rul. 2003-91 states that the determination of whether the owner of a variable contract possesses sufficient incidents of ownership over the assets underlying the variable contract so as to be deemed the owner of those assets for federal income tax purposes will depend on all the facts and circumstances.  We do not believe that the differences between the Policy and the contracts described in Rev. Rul. 2003-91 with respect to the number of investment choices and the ability to transfer among investment choices should prevent the holding in Rev. Rul. 2003-91 from applying.  Nevertheless, You should consult with a competent tax adviser on the potential impact of the investor control rules of the IRS as they relate to the investment decisions and activities You may undertake with respect to the Policy.

The guidelines in Rev. Rul. 2003-91 do not address the treatment of a policyholder which is, or which is affiliated with, an investment manager.  Any investment manager or affiliate who purchases a Policy assumes the risk that it may be treated as the owner of the investments underlying the Policy under the “owner control” rules because of the investment manager’s control over assets held under the Policy.  However, because the diversification rules would permit an investment manager (or its affiliate) to hold a direct investment in an investment option under the Policy, we do not believe that the application of the “owner control” rules to an investment manager (or its affiliate) should affect You.

In the future, the IRS and/or the Treasury Department may issue new rulings, interpretations or regulations on this subject.  Accordingly, we reserve the right to modify the Policy as necessary to attempt to prevent You from being considered the owner, for tax purposes, of the underlying assets.  We also reserve the right to notify You if we determine that it is no longer practicable to maintain the Policy in a manner that was designed to prevent You from being considered the owner of the assets of the Variable Account.  You bear the risk that You may be treated as the owner of Variable Account assets and taxed accordingly.

The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a Modified Endowment Contract under Section 7702A of the Code.  Due to the flexibility of the payment of premiums and other rights You have under the Policy, classification of the Policy as a Modified Endowment Contract will depend upon the individual operation of each Policy.  A Policy is a Modified Endowment Contract if the aggregate amount paid under the Policy at any time during the first seven Policy Years exceeds the sum of the net level premiums that would have been paid on or before such time if the Policy provided for paid up future benefits after the payment of seven level annual premiums.  If there is a reduction in benefits during the first seven Policy Years, the foregoing computation is made as if the Policy originally had been issued at the reduced benefit level.  If there is a “material change” to the Policy, the seven year testing period for Modified Endowment Contract status is restarted.  A life insurance contract received in exchange for a Modified Endowment Contract also will be treated as a Modified Endowment Contract.

We have undertaken measures to prevent payment of a premium from inadvertently causing the Policy to become a Modified Endowment Contract.  In general, You should consult a qualified tax adviser before undertaking any transaction involving the Policy to determine whether such a transaction would cause the Policy to become a Modified Endowment Contract.

If a Policy is not a Modified Endowment Contract, cash distributions from the Policy are treated first as a nontaxable return of the owner’s “Investment in the Policy” and then as a distribution of the income earned under the Policy, which is subject to ordinary income tax.  (An exception to this general rule occurs when a cash distribution is made in connection with certain reductions in the death benefit under the Policy in the first fifteen contract years.  Such a cash distribution is taxed in whole or in part as ordinary income.)  Loans from, or secured by, a Policy that is not a Modified Endowment Contract generally are treated as bona fide indebtedness, and thus are not included in the owner’s gross income.

If a Policy is a Modified Endowment Contract, distributions from the Policy are treated as ordinary income subject to ordinary income tax up to the amount equal to the excess of the Account Value (which includes unpaid policy loans) immediately before the distribution over the Investment in the Policy (as defined below).  Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are taxed in the same manner as distributions from the Policy.  A 10 percent additional tax is imposed on the portion of any distribution from, or loan taken from or secured by, a Modified Endowment Contract that is included in income except when the distribution or loan is made on or after the owner attains age 59 ½, is attributable to the policyowner’s becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies ) of the policyowner and the policyowner’s beneficiary.  These exceptions are not likely to apply where the Policy is not owned by an individual (or held in trust for an individual).  For purposes of the computations described in this paragraph, all Modified Endowment Contracts issued by us to the same policyowner during any calendar year are treated as one Modified Endowment Contract.

There are substantial limits on the deductibility of policy loan interest.  You should consult a qualified tax adviser regarding such deductions.

Upon the complete maturity, surrender or lapse of the Policy, the amount by which the sum of the Policy’s Cash Surrender Value and any unpaid Policy Debt exceeds the policyowner’s “Investment in the Policy” (as defined below) is treated as ordinary income subject to tax and the 10% additional tax discussed above may apply also.  Any loss incurred upon surrender generally is not deductible.  Any corporation that is subject to the alternative minimum tax will also have to make a separate computation of the Investment in the Policy and the gain resulting from the maturity of the Policy, or a surrender or lapse of the Policy for purposes of that tax.

The term “Investment in the Policy” means-

-	the aggregate amount of any premiums or other consideration paid for a Policy, minus

-	the aggregate amount received under the Policy which is excluded from the policyowner’s gross income (other than loan amounts), plus

-	the amount of any loan from, or secured by, the Policy that is a Modified Endowment Contract (as defined above) to the extent that such amount is included in the policyowner’s gross income.

The “Investment in the Policy” is increased by any unpaid Policy Debt on a Policy that is a Modified Endowment Contract in order to prevent double taxation of income.  Since the Policy Debt was treated as a taxable distribution at the time the Policy Debt was incurred, the failure to increase the “Investment in the Policy” by the Policy Debt would cause such amount to be taxed again upon a Policy surrender or lapse.

The amount realized that is taken into account in computing the gain on the complete surrender or lapse of a Policy will include any unpaid Policy Debt on a Policy that is a Modified Endowment Contract even though that amount has already been treated as a taxable distribution.

If a Policy is not a Modified Endowment Contract, then the Investment in the Policy is not affected by the receipt of a loan from, or secured by a Policy.

Whether or not the Policy is a Modified Endowment Contract, however, no payment of the principal of, or the interest due under, any loan from or secured by a Policy will affect the amount of the Investment in the Policy.

A policyowner generally will not recognize gain upon the exchange of the Policy for another life insurance policy issued by us or another insurance company, except to the extent that the policyowner receives cash in the exchange or is relieved of policy indebtedness as a result of the exchange.  In no event will the gain recognized exceed the amount by which the Policy’s Account Value (which includes unpaid policy loans) exceeds the policyowner’s Investment in the Policy.

A transfer of the Policy, a change in the policyowner, a change in the beneficiary, certain other changes to the Policy and particular uses of the Policy (including use in a so called “split-dollar” arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser.  For instance, if You transfer the Policy or designate a new policyowner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the death benefit payable upon the death of the Surviving Insured may in certain circumstances be includible in your taxable income to the extent that the death benefit exceeds the prior consideration paid for the transfer and any premiums and other amounts paid later by the transferee.  Further, in such a case, if the consideration received exceeds your Investment in the Policy, the difference will be taxed to You as ordinary income.

The Pension Protection Act of 2006 added a new section to the Code that denies the tax-free treatment of death benefits payable under an employer-owned life insurance contract unless certain notice and consent requirements are met and either (1) certain rules relating to the insured employee’s status are satisfied or (2) certain rules relating to the payment of the “amount received under the contract” to, or for the benefit of, certain beneficiaries or successors of the insured employee are satisfied.  The new rules apply to life insurance contracts owned by corporations (including S corporations), individual sole proprietors, estates and trusts and partnerships that are engaged in a trade or business.  Any business contemplating the purchase of a Policy on the life of an employee should consult with its legal and tax advisors regarding the applicability of the new legislation to the proposed purchase.

A tax adviser should also be consulted with respect to the 2003 split dollar regulations if You have purchased or are considering the purchase of a Policy for a split dollar insurance plan.  Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax adviser.  There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policyowner is subject to that tax.
Federal, as well as state and local, estate, inheritance and other tax consequences of ownership or receipt of Policy Proceeds will depend on your individual circumstances and those of the beneficiary.

Withholding

We will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, the Owner provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold.  The Owner may credit against his or her federal income tax liability for the year of distribution any amounts that we withhold.

Tax Return Disclosure

We believe that the purchase of a Policy is not currently subject to the tax return disclosure requirements of IRC Section 6011 and Treasury Regulation Section 1.6011-4.  However, it is your responsibility, in consultation with your tax and legal counsel and advisers, to make your own determination as to the applicability of the disclosure requirements of IRC Section 6011 and Treasury Regulation Section 1.6011-4 to your federal tax return.

Under IRC Section 6111 and Temporary Treasury Regulation Section 301.6111-1T, we are required to register with the IRS any offerings or sales of Policies that are considered tax shelters.  We believe that registration would not be required under current regulations with respect to sales of the offering or sale of a Policy.

We believe that the customer list requirements of IRC Section 6112 and Treasury Regulation Section 301.6112-1 are not currently applicable to such offerings and sales.

Distribution of Policy

The Policy is offered on a continuous basis.  The Policy is sold by licensed insurance agents ("Selling Agents") in those states where the Policy may be lawfully sold.  Such Selling Agents will be registered representatives of affiliated and unaffiliated broker-dealer firms ("Selling Broker-Dealers") registered under the Securities Exchange Act of 1934 who are members of the Financial Industry Regulatory Authority and who have entered into selling agreements with the Company and our general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.  Clarendon is a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

The Company (or its affiliates, for the purposes of this section only, collectively, "the Company") pays the Selling Broker-Dealers compensation for the promotion and sale of the Policy.  The Selling Agents who solicit sales of the Policy typically receive a portion of the compensation paid by the Company to the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and their Selling Agent.  This compensation is not paid directly by the policyowner or the Variable Account.  The Company intends to recoup this compensation through fees and charges imposed under the Policy, and from profits on payments received by the Company for providing administrative, marketing, and other support and services to the Funds.

The amount and timing of commissions the Company may pay to Selling Broker-Dealers may vary depending on the selling agreement but is not expected to be more than 105% of the first Target Premium.  Target Premium varies based on each Insured's Issue Age, sex and rating class.  Commissions will not exceed 30% of the second Target Premium received and 7.5% of Target Premiums three through ten.  Commissions will not exceed 3% on premiums received in excess of ten Target Premiums.  Commissions will not exceed 2% on premiums received in Policy Years 11 and thereafter.

If an LTA Rider is attached to the Policy, commissions will not exceed more than 95% of the first Target Premium.  Commissions will not exceed 10% of Target Premiums two through five, 5% of Target Premiums six through eight, 1% of Target Premiums nine and ten, 3% of premiums received in excess of ten Target Premiums and 1% of premium received in Policy Years 11 and thereafter.

If an Enhanced Cash Surrender Value Rider is attached to the Policy, commissions will not exceed 20% of premiums received up to ten Target Premiums, 2% of premiums received in excess of ten Target Premiums and 2% of any premium received in Policy Years 11 and thereafter.

The Company may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations.

The Company also pays compensation to wholesaling broker-dealers or other firms or intermediaries, including, in some cases, payments to affiliates of the Company such as Sun Life Financial Distributors, Inc., in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Selling Agents of the Selling Broker-Dealers.  These allowances may be based on a percentage of premium, a percentage of Account Value and/or may be a fixed dollar amount.

In addition to the compensation described above, the Company may make additional cash payments (in certain circumstances referred to as “override” compensation) or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support.  These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level of and type of marketing and distribution support provided.  Marketing and distribution support services may include, among other services, placement of the Company's products on the Selling Broker-Dealer's preferred or recommended list, access to the Selling Broker-Dealer's registered representatives for purposes of promoting sales of the Company's products, assistance in training and education for the Selling Agents, and opportunities for the Company to participate in sales conferences and educational seminars.  The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer’s actual aggregate sales of our variable policies (including the Policy), in most cases not to exceed 3% of aggregate sales attributable to the Selling Broker-Dealer and/or may be a fixed dollar amount.  Broker-dealers receiving these additional payments may pass on some or all of the payments to the Selling Agent.

In addition to selling our variable policies (including the Policy), some Selling Broker-Dealers or their affiliates may have other business relationships with the Company.  Those other business relationships may include, for example, reinsurance agreements pursuant to which an affiliate of the Selling Broker-Dealer provides reinsurance to the Company relative to some or all of the Policies or other variable policies issued by the Company or its affiliates.  The potential profits for a Selling Broker-Dealer or its affiliate associated with such reinsurance arrangements could indirectly provide incentives to the Selling Broker-Dealer and its Selling Agents to recommend products for which they provide reinsurance over similar products which do not result in potential reinsurance profits to the Selling Broker-Dealer or its affiliate.  The operation of an individual policy is not impacted by whether the policy is subject to a reinsurance arrangement between the Company and an affiliate of the Selling Broker-Dealer.

You should ask your Selling Agent for further information about what commissions or other compensation he or she, or the Selling Broker-Dealer for which he or she works, may receive in connection with your purchase of the Policy.

Voting Rights

We are the legal owner of all shares of the Funds held in the Sub-Accounts of the Variable Account, and as such have the right to vote upon matters that are required by the Investment Company Act of 1940 to be approved or ratified by the shareholders of the Funds and to vote upon any other matters that may be voted upon at a shareholders' meeting.  We will, however, vote shares held in the Sub-Accounts of the Variable Account in accordance with instructions received from policyowners who have an interest in those respective Sub-Accounts. As a result of proportional voting, the instructions of a small number of policyowners could determine the outcome of a proposal subject to shareholder vote.

We will vote shares held in each Variable Sub-Account for which no timely instructions from policyowners are received, together with shares not attributable to a Policy, in the same proportion as those shares in that Variable Sub-Account for which instructions are received.  Should the applicable federal securities laws change so as to permit us to vote shares held in the Variable Account in our own right, we may elect to do so.

The number of shares in each Variable Sub-Account for which a policyowner may give instructions is determined by dividing the portion of the Account Value derived from participation in that Variable Sub-Account, if any, by the value of one share of the corresponding Fund.  We will determine the number as of a date we choose, but not more than 90 days before the shareholders' meeting.  Fractional votes are counted.  Voting instructions will be solicited in writing at least 14 days prior to the shareholders' meeting.

We may, if required by state insurance regulators, disregard voting instructions if those instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Funds, or to approve or disapprove an investment management contract.  In addition, we may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that we reasonably disapprove of those changes in accordance with applicable federal regulations.  If we disregard voting instructions, we will advise You of that action and our reasons for it in our next communication to policyowners.

Other Information

State Regulation

We are subject to the laws of Delaware governing life insurance companies and to regulation by Delaware's Commissioner of Insurance, whose agents periodically conduct an examination of our financial condition and business operations.  We are also subject to the insurance laws and regulations of the jurisdictions in which we are authorized to do business.

We are required to file an annual statement with the insurance regulatory authority of those jurisdictions where we are authorized to do business relating to our business operations and financial condition as of December 31st of the preceding year.

Legal Proceedings

There are no pending legal proceedings which would have a material adverse effect on the Variable Account.  We are engaged in various kinds of routine litigation which, in our judgment, is not material to the Variable Account.

Experts

Actuarial matters concerning the Policy have been examined by Isabelle Morin, FSA, MAAA, Associate Product Officer.

Registration Statements

This prospectus is part of a registration statement that has been filed with the Securities and Exchange Commission under the Securities Act of 1933 with respect to the Policy.  It does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement.  You should refer to the registration statement for further information concerning the Variable Account, Sun Life Assurance Company of Canada (U.S.), the mutual fund investment options and the Policy.

Financial Statements

Our financial statements, provided in the Statement of Additional Information, should be considered only as bearing on our ability to meet our obligations with respect to the death benefit and our assumption of the mortality and expense risks.  They should not be considered as bearing on the investment performance of the Fund shares held in the Variable Account.  Instructions on how to obtain the Statement of Additional Information are provided on the last page of this prospectus.

Appendix A
Glossary of Terms
Account Value-The sum of the amounts in each Variable Sub-Account and the Fixed Account with respect to a Policy.  Account Value does not include Policy Debt.  Policy Debt, which includes the amount of loans and interest charged, is not deducted from Account Value.  It is reflected in the amounts received upon surrender or payment of Policy Proceeds.  It is also reflected in the amount of total Account Value that may be borrowed against.

Anniversary-The same day in each succeeding year as the day of the year corresponding to the Policy Date.

Attained Age-Each Insured's Issue Age plus the number of completed Policy Years.

Business Day-Any day that we are open for business.

Cash Value-Account Value less any surrender charges.

Cash Surrender Value-The Cash Value decreased by the balance of any outstanding Policy Debt.

Class-The risk and underwriting classification of each Insured.

Due Proof-Such evidence as we may reasonably require in order to establish that a benefit is due and payable.  Generally, evidence will consist of the both Insured’s death certificates.

Fixed Account-The portion of the Account Value funded by assets invested in our general account.

Flat Extra-An additional charge imposed if an Insured is a substandard risk. It is a flat dollar charge per $1000 of Specified Face Amount and any Supplemental Insurance Rider Face Amount.

Fund-A mutual fund portfolio in which a Variable Sub-Account invests.

Initial Premium-The amount necessary to put the coverage in force.  Generally, this is two Minimum Monthly Premiums. The Initial Premium is shown in the Policy.

Insured-Persons on whose life a Policy is issued.

Investment Start Date-The date the first premium is applied, which will be the later of the Issue Date, the Policy Date or the Valuation Date we receive a premium equal to or in excess of the specified Initial Premium.

Issue Age-An Insured's age as of that Insured's birthday nearest the Policy Date.

Issue Date-The date we produce a Policy from our system as specified in the Policy.

Minimum Monthly Premium- The initial premium is two Minimum Monthly Premiums.  The Minimum Monthly Premium is determined by the Specified Face Amount, death benefit option election, optional rider election and risk and underwriting classification of the Insureds.

Monthly Anniversary Day-The same day in each succeeding month as the day of the month corresponding to the Policy Date.

Monthly Cost of Insurance-A deduction made on a monthly basis for the Specified Face Amount provided by the Policy and for the Estate Preservation rider, Policy Split Option rider, Supplemental Insurance rider and Enhanced Cash Surrender Value rider.

Monthly Expense Charge-A per Policy deduction made on a monthly basis for administration and other expenses.

Mortality and Expense Risk Charge-The annual rate deducted monthly from the Account Value for the mortality and expense risk we assume by issuing the Policy.

No-Lapse Guarantee Period- The term when the Policy will not terminate if the premiums paid less partial withdrawals less Policy Debt exceed the sum of Minimum Monthly Premiums from the Policy Date to the Valuation Date.  The No-Lapse Guarantee Period is based on the age of the younger Insured.  It may vary in length by state but may not exceed 20 years.

Policy-The form issued by Sun Life Assurance Company of Canada (U.S.) and is a contract between the policyowner and the Company.

Policy Application-The application for a Policy, a copy of which is attached to and incorporated in the Policy.

Policy Date-The date shown in the Policy Specifications from which each Insured’s Issue Age is established and from which Monthly Deductions reduce the Account Value.

Policy Debt-The principal amount of any outstanding loan against the Policy, plus accrued but unpaid interest on such loan.

Policy Month-A Policy Month is a one-month period commencing on the Policy Date or any Monthly Anniversary Day and ending on the next Monthly Anniversary Day.

Policy Net Amount at Risk-The Policy Net Amount at Risk is based on the insurance coverage provided by the base Policy and does not include any insurance coverage provided by rider.

Policy Proceeds-The amount determined in accordance with the terms of the Policy which is payable at the death of the Surviving Insured.  This amount is the death benefit, decreased by the amount of any outstanding Policy Debt and any unpaid charges and deductions, and increased by the amounts payable under any supplemental benefits.

Policy Year-A Policy Year is a one-year period commencing on the Policy Date or any Anniversary and ending on the next Anniversary.

Premium Expense Charge-A percentage charge deducted from each premium payment.

Principal Office-Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts, 02481, or such other address as we may hereafter specify to You by written notice.

Processing Date-The first Valuation Date on or next following a Monthly Anniversary Day.

Rider Net Amount at Risk-The Rider Net Amount at Risk is based on the insurance coverage provided by the Supplemental Insurance Rider.

Specified Face Amount-The amount of life insurance coverage You request as specified in the Policy.

Sub-Accounts-Sub-accounts into which the assets of the Variable Account are divided, and the Fixed Account.

Surviving Insured-Of the two Insureds under the Policy, the Insured who dies last.

Target Premium-An amount of premium specified as such in the Policy, used to determine the amount of commissions paid by the Company to the Selling Broker-Dealer.

Total Net Amount at Risk – The Policy Net Amount at Risk plus the Rider Net Amount at Risk.

Unit-A unit of measurement that we use to calculate the value of each Variable Sub-Account.

Unit Value-The value of each Unit of assets in a Variable Sub-Account.

Valuation Date-Any day that the New York Stock Exchange is open for business.  We will determine Unit Values for each Valuation Date as of the close of the New York Stock Exchange on a Valuation Date.

Valuation Period-The period of time from one Valuation Date to the next Valuation Date.

Variable Account-Sun Life of Canada (U.S.) Variable Account I.

Variable Sub-Accounts- Sub-accounts into which the assets of the Variable Account are divided, each of which corresponds to an investment choice available to You.

You-is the owner of the Policy.

Appendix B

Table of Death Benefit Percentages

Age	Applicable Percentage	Age	Applicable Percentage
20	250%	60	130%
21	250%	61	128%
22	250%	62	126%
23	250%	63	124%
24	250%	64	122%
25	250%	65	120%
26	250%	66	119%
27	250%	67	118%
28	250%	68	117%
29	250%	69	116%
30	250%	70	115%
31	250%	71	113%
32	250%	72	111%
33	250%	73	109%
34	250%	74	107%
35	250%	75	105%
36	250%	76	105%
37	250%	77	105%
38	250%	78	105%
39	250%	79	105%
40	250%	80	105%
41	243%	81	105%
42	236%	82	105%
43	229%	83	105%
44	222%	84	105%
45	215%	85	105%
46	209%	86	105%
47	203%	87	105%
48	197%	88	105%
49	191%	89	105%
50	185%	90	105%
51	178%	91	104%
52	171%	92	103%
53	164%	93	102%
54	157%	94	101%
55	150%	95+	100%
56	146%
57	142%
58	138%
59	134%

Appendix C

PRIVACY POLICY

Introduction

At the Sun Life Financial group of companies,1 protecting your privacy is important to us.  Whether you are an existing customer or considering a relationship with us, we recognize that you have an interest in how we may collect, use and share information about you.

Sun Life Financial has a long tradition of safeguarding the privacy of its customers’ information. We understand and appreciate the trust and confidence you place in us, and we take seriously our obligation to maintain the confidentiality and security of your personal information.

We invite you to review this Privacy Policy which outlines how we use and protect that information.

Collection of Nonpublic Personal Information by Sun Life Financial

Collecting personal information from you is essential to our ability to offer you high-quality investment, retirement and insurance products.  When you apply for a product or service from us, we need to obtain information from you to determine whether we can provide it to you.  As part of that process, we may collect information about you, known as nonpublic personal information, from the following sources:

• Information we receive from you on applications or other forms, such as your name, address, social security number and date of birth;

• Information about your transactions with us, our affiliates or others, such as other life insurance policies or annuities that you may own; and

• Information we receive from a consumer reporting agency, such as a credit report.

Limited Use and Sharing of Nonpublic Personal Information by Sun Life Financial

We use the nonpublic personal information we collect to help us provide the products and services you have requested and to maintain and service your accounts.  Once we obtain nonpublic personal information from you, we do not disclose it to any third party except as permitted or required by law.

We may share your nonpublic personal information within Sun Life Financial to help us develop innovative financial products and services and to allow our member companies to inform you about them.  The Sun Life Financial group of companies provides a wide variety of financial products and services including individual life insurance, individual fixed and variable annuities and group life, disability, and medical stop-loss insurance.

We also may disclose your nonpublic personal information to companies that help in conducting our business or perform services on our behalf, or to other financial institutions with which we have joint marketing agreements.  Sun Life Financial is highly selective in choosing these companies, and we require them to comply with strict standards regarding the security and confidentiality of our customers’ nonpublic personal information.  These companies may use and disclose the information provided to them only for the purpose for which it is provided, as permitted by law.

There also may be times when Sun Life Financial is required to disclose its customers’ nonpublic personal information, such as when complying with federal, state or local laws, when responding to a subpoena, or when complying with an inquiry by a governmental agency or regulator.

Our Treatment of Information About Former Customers

Our protection of your nonpublic personal information extends beyond the period of your customer relationship with us.  If your customer relationship with us ends, we will not disclose your information to nonaffiliated third parties other than as permitted or required by law.

Security of Your Nonpublic Personal Information

We maintain physical, electronic and procedural safeguards that comply with federal and state regulations to safeguard your nonpublic personal information from unauthorized use or improper access.

Employee Access to Your Nonpublic Personal Information

We restrict access to your nonpublic personal information to those employees who have a business need to know that information in order to provide products or services to you or to maintain your accounts.  Our employees are governed by a strict code of conduct and are required to maintain the confidentiality of customer information.

The following Sun Life Financial companies have adopted this Notice.  Other Sun Life Financial affiliated companies have adopted their own privacy policies.  Please check their websites for details.

Insurance Companies	Distributors/Broker-Dealers/Underwriters

Sun Life Assurance Company of Canada (U.S. operations)	Clarendon Insurance Agency, Inc.
Sun Life Assurance Company of Canada (U.S.)	Sun Life Financial Distributors, Inc.
Sun Life Insurance and Annuity Company of New York
Independence Life and Annuity Company

1 For a complete list of the Sun Life Financial member companies that have adopted this Privacy Policy, please see the reverse side of this Notice.

The SAI includes additional information about Sun Life of Canada (U.S.) Variable Account I and is incorporated herein by reference.  The SAI and personalized illustrations of death benefits, cash surrender values and cash values are available upon request, at no charge.  You may make inquiries about the Policy, request an SAI and request a personalized illustration by calling 1-800-838-9673.

You can review and copy the complete registration statement (including the SAI) which contains additional information about us, the Policy and the Variable Account at the SEC's Public Reference Room in Washington, D.C.  To find out more about this public service, call the Securities and Exchange Commission at 202-551-8090.  Reports and other information about the Policy and its mutual fund investment options are also available on the SEC's website (www.sec.gov), or you can receive copies of this information, for a duplication fee, by writing the Public Reference Section, Securities and Exchange Commission, 901 E Street, NE, Washington, D.C.  20549.

Securities Act of 1933 File No. 333-148178                                                                                                                                XMSD 44/673
Investment Company Act. File No. 811-09137

PART B

STATEMENT OF ADDITIONAL INFORMATION

SUN PRIME SURVIVORSHIP VUL

VARIABLE UNIVERSAL LIFE POLICY

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT I

March 31, 2008

This Statement of Additional Information (SAI) is not a prospectus but it relates to, and should be read in conjunction with, the Sun Prime Survivorship Variable Universal Life Insurance prospectus, dated March 31, 2008.  The prospectus is available, at no charge, by writing Sun Life Assurance Company of Canada (U.S.)("the Company") at One Sun Life Executive Park, Wellesley Hills, MA  02481 or calling 1-800-838-9673.

TABLE OF CONTENTS

THE COMPANY AND THE VARIABLE ACCOUNT	2
CUSTODIAN	2
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2
DISTRIBUTION AND UNDERWRITING OF POLICY	2
THE POLICY	4
FINANCIAL STATEMENTS OF SEPARATE ACCOUNT I	5
FINANCIAL STATEMENTS OF THE COMPANY	70

THE COMPANY AND THE VARIABLE ACCOUNT

Sun Life Financial Inc. ("Sun Life Financial"), a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York and Philippine stock exchanges, is the ultimate corporate parent of Sun Life Assurance Company of Canada (U.S.). Sun Life Financial ultimately controls Sun Life Assurance Company of Canada (U.S.) through the following intervening companies:  Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Financial (U.S.) Investments LLC, Sun Life Financial (U.S.) Holdings, Inc., Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., and Sun Life Financial Corp.  Sun Life Assurance Company of Canada (U.S) is a stock life insurance company incorporated under the laws of Delaware on January 12, 1970.

Sun Life of Canada (U.S.) Variable Account I was established in accordance with Delaware law on December 1, 1998 and is registered as a unit investment trust.

CUSTODIAN

We are the Custodian of the assets of the Variable Account.  We will purchase Fund shares at net asset value in connection with amounts allocated to the Variable Sub-Accounts in accordance with your instructions, and we will redeem Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account and paying charges relative to the Variable Account. The Variable Account will be fully funded at all times for purposes of Federal securities laws.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The December 31, 2006 consolidated financial statements of Sun Life Assurance Company of Canada (U.S.) included in the Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing therein  (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph relating to the adoption of the American Institute of Certified Public Accountants' Statement of Position 03-01, Accounting and Reporting by Insurance Enterprises of Certain Nontraditional Long-Duration Contracts and for Separate Accounts, effective January 1, 2004, as described in Note 1), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The December 31, 2006 financial statements of Sun Life of Canada (U.S.) Variable Account I included in the Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing therein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP is located at 200 Berkeley Street, Boston, MA 02116.

DISTRIBUTION AND UNDERWRITING OF THE POLICY
The Policy is offered on a continuous basis.  The Policy is sold by licensed insurance agents ("Selling Agents") in those states where the Policy may be lawfully sold.  Such Selling Agents will be registered representatives of affiliated and unaffiliated broker-dealer firms ("Selling Broker-Dealers") registered under the Securities Exchange Act of 1934 who are members of the Financial Industry Regulatory Authority (“FINRA”) and who have entered into selling agreements with the Company and our general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.  Clarendon is a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 and is a member of FINRA.

The Company (or its affiliates, for the purposes of this section only, collectively, "the Company"), pays the Selling Broker-Dealers compensation for the promotion and sale of the Policy.  The Selling Agents who solicit sales of the Policy typically receive a portion of the compensation paid by the Company to the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and their Selling Agent.  This compensation is not paid directly by the policyowner or the Variable Account.  The Company intends to recoup this compensation through fees and charges imposed under the Policy, and from profits on payments received by the Company for providing administrative, marketing, and other support and services to the Funds.

The amount and timing of commissions the Company may pay to Selling Broker-Dealers may vary depending on the selling agreement but is not expected to be more than 105% of the first target premium.  Target Premium varies based on each Insured's age, sex and rating class.  Commissions will not exceed 30% of the second Target Premium received and 7.5% of Target Premiums three through ten.  Commissions will not exceed 3% on premiums received in excess of ten Target Premiums.  Commissions will not exceed 2% on premiums received in Policy Years 11 and thereafter.

If an LTA Rider is attached to the Policy, commissions will not exceed more than 95% of the first Target Premium.  Commissions will not exceed 10% of Target Premiums two through five, 5% of Target Premiums six through eight, 1% of Target Premiums nine and ten, 3% of premiums received in excess of ten Target Premiums and 1% of premium received in Policy Years 11 and thereafter.

If an Enhanced Cash Surrender Value Rider is attached to the Policy, commissions will not exceed 20% of premiums received up to ten Target Premiums, 2% of premiums received in excess of ten Target Premiums and 2% of any premium received in Policy Years 11 and thereafter.

The Company may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations.

The Company also pays compensation to wholesaling broker-dealers or other firms or intermediaries, including, in some cases, payments to affiliates of the Company such as Sun Life Financial Distributors, Inc., in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Selling Agents of the Selling Broker-Dealers.  These allowances may be based on a percentage of premium, a percentage of Account Value and/or may be a fixed dollar amount.

In addition to the compensation described above, the Company may make additional cash payments (in certain circumstances referred to as “override” compensation) or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support.  These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level of and type of marketing and distribution support provided.  Marketing and distribution support services may include, among other services, placement of the Company's products on the Selling Broker-Dealer's preferred or recommended list, access to the Selling Broker-Dealer's registered representatives for purposes of promoting sales of the Company's products, assistance in training and education for the Selling Agents, and opportunities for the Company to participate in sales conferences and educational seminars.  The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer’s actual aggregate sales of our variable policies (including the Policy), in most cases not to exceed 3% of aggregate sales attributable to the Selling Broker-Dealer and/or may be a fixed dollar amount.  Broker-dealers receiving these additional payments may pass on some or all of the payments to the Selling Agent.

In addition to selling our variable policies (including the Policy), some Selling Broker-Dealers or their affiliates may have other business relationships with the Company.  Those other business relationships may include, for example, reinsurance agreements pursuant to which an affiliate of the Selling Broker-Dealer provides reinsurance to the Company relative to some or all of the Policies or other variable policies issued by the Company or its affiliates.  The potential profits for a Selling Broker-Dealer or its affiliate associated with such reinsurance arrangements could indirectly provide incentives to the Selling Broker-Dealer and its Selling Agents to recommend products for which they provide reinsurance over similar products which do not result in potential reinsurance profits to the Selling Broker-Dealer or its affiliate.  The operation of an individual policy is not impacted by whether the policy is subject to a reinsurance arrangement between the Company and an affiliate of the Selling Broker-Dealer.

You should ask your Selling Agent for further information about what commissions or other compensation he or she, or the Selling Broker-Dealer for which he or she works, may receive in connection with our purchase of the Policy.

THE POLICY

To apply for a Policy, you must submit an application to our Principal Office.  We will then follow underwriting procedures designed to determine the insurability of the proposed Insureds.  We offer the Policy on a regular (or medical) underwriting and simplified underwriting basis.  We may require medical examinations and further information before the proposed application is approved.  Simplified underwriting is available to certain groups of insureds, with all Insureds meeting certain other underwriting requirements.  We must pre-approve any simplified underwriting arrangements.  Proposed Insureds must be acceptable risks based on our underwriting limits and standards.  A Policy cannot be issued until the underwriting process has been completed to our satisfaction.  We reserve the right to reject an application that does not meet our underwriting requirements or to increase by no more than 500% the cost of insurance charges applicable to an Insured to cover the cost of the increased mortality risk borne by the Company.

The rates for the Policy will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 2001 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Tables.   The rates for the Policy if the Long Term Accumulation Rider is attached will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 2001 Commissioner's Standard Ordinary Aggregate Mortality Tables.

Premium Expense Charge.   We will deduct a charge from each premium payment upon receipt.  Three and one quarter percent of the charge is used to pay federal, state and local tax obligations and does not vary by state. The remainder of the Premium Expense Charge is a sales load used for agent compensation and other at issue costs.  If the Long Term Accumulation Rider is not attached to the Policy, the current Premium Expense Charge is 8.00% in all Policy Years and will not exceed 8.25%.  If the Long Term Accumulation Rider is attached to the Policy, the Premium Expense Charge is currently 11.50% in all Policy Years and is guaranteed not to exceed 15.00% in any Policy Year.

Increase in Face Amount.  After the first policy anniversary, you may request an increase in the Specified Face Amount.  You must provide satisfactory evidence of insurability for both Insureds.  Once requested, an increase will become effective at the next policy anniversary following our approval of your request.  The Policy does not allow for an increase if the younger Insured's Attained Age is greater than 80 on the effective date of the increase.

If there are increases in the Specified Face Amount other than increases caused by changes in the death benefit option, the cost of insurance charge and monthly expense charge is determined separately for the initial Specified Face Amount and each increase in the Specified Face Amount.  In calculating the net amount at risk, your Account Value will first be allocated to the initial death benefit and then to each increase in the Specified Face Amount in the order in which the increases were made.

FINANCIAL STATEMENTS

The financial statements of the Variable Account and Sun Life Assurance Company of Canada (U.S.) are included in this Statement of Additional Information.  The consolidated financial statements of Sun Life Assurance Company of Canada (U.S.) will be provided as relevant to its ability to meet its financial obligations under the Policies and should not be considered as bearing on the investment performance of the assets held in the Variable Account.

Sun Life of Canada (U.S.) Variable Account I

Statements of Condition - September 30, 2007	UNAUDITED

Assets:	Shares	Cost	Value
Investments in:
AIM Variable Insurance Funds, Inc.:
V.I. Capital Appreciation Fund Sub-Account ("AIM1")	100,241	$2,544,607	$3,005,237
V.I. Growth Fund Sub-Account ("AIM2") [c]	-	-	-
V.I. Core Equity Fund Sub-Account ("AIM3") [a]	41,947	1,002,005	1,258,838
V.I. International Growth Fund Sub-Account ("AIM4")	244,732	6,536,485	8,435,904
V.I. Premier Equity Fund Sub-Account ("AIM5") [c]	-	-	-
V.I. Dynamics Fund Sub-Account ("IV1") [a]	16,909	187,322	334,463
V.I. Small Cap Growth Fund Sub-Account ("IV2") [a] [d]	-	-	-
V.I. Small Cap Equity Fund Sub-Account ("ASC") [d]	21,352	341,916	352,514
The Alger American Fund:
Growth Portfolio Sub-Account ("AL1")	-	-	-
Income and Growth Portfolio Sub-Account ("AL2")	22,536	217,767	280,124
Small Capitalization Portfolio Sub-Account ("AL3")	4,729	78,213	157,371
Mid Cap Growth Portfolio Sub-Account ("AL4")	23,914	490,137	547,162
Goldman Sachs Variable Insurance Trust:
CORE Small Cap Equity Fund Sub-Account ("GS2")	28,007	396,964	364,094
Structured US Equity Fund Sub-Account ("GS3")	245,424	3,341,155	3,735,356
Growth and Income Fund Sub-Account ("GS4")	42,072	539,231	618,881
International Equity Fund Sub-Account ("GS5")	89,603	937,019	1,424,685
Mid Cap Value Fund Sub-Account ("GS8") [b]	60,315	979,104	1,033,194
MFS/Sun Life Series Trust:
Capital Appreciation Series Sub-Account ("CAS") [a]	11,560	183,499	263,107
Blended Research Core Equity Series Sub-Account ("CGS") [e]	53,940	1,525,503	1,958,557
Emerging Growth Series Sub-Account ("EGS") [a]	23,204	287,398	509,321
Government Securities Series Sub-Account ("GSS")	345,683	4,384,625	4,324,490
High Yield Series Sub-Account ("HYS")	383,987	2,594,180	2,545,834
Massachusetts Investors Growth Stock Series Sub-Account ("MIS")	139,063	1,304,843	1,627,033
New Discovery Series Sub-Account ("NWD")	97,189	1,411,656	1,669,707
Total Return Series Sub-Account ("TRS")	271,625	4,898,112	5,372,749
Utilities Series Sub-Account ("UTS")	71,890	1,438,965	2,021,543
Value Series Sub-Account ("EIS")	166,682	2,987,693	3,180,294
OCC Accumulation Trust:
Equity Portfolio Sub-Account ("OP1")	10,199	353,891	390,925
Mid Cap Portfolio Sub-Account ("OP2")	6,760	95,297	112,009
Small Cap Portfolio Sub-Account ("OP3")	12,951	383,193	391,771
Managed Portfolio Sub-Account ("OP4")	588	22,989	23,844
Sun Capital Advisers Trust:
Sun Capital Money Market Fund Sub-Account ("SCA1")	1,968,412	1,968,414	1,968,412
Sun Capital Investment Grade Bond Fund Sub-Account ("SCA2")	407,899	3,994,461	3,875,043
Sun Capital Real Estate Fund Sub-Account ("SCA3")	207,342	3,976,270	4,252,592
Sun Capital Blue Chip Mid-Cap Fund Sub-Account ("SCA5")	232,400	4,207,266	4,262,219
Sun Capital Davis Venture Value Fund Sub-Account ("SCA7")	348,106	3,965,920	4,845,632
Sun Capital Oppenheimer Main Street Small Cap Fund Sub-Account ("SCB")	149,103	2,078,759	2,044,198
Sun Capital All Cap Fund Sub-Account ("SCM")	15,654	192,512	200,219
AllianceBernstein Variable Product Series Fund, Inc.:
VP Global Technology Portfolio Sub-Account ("AN2") [a]	9,719	134,198	198,658
VP Growth and Income Portfolio Sub-Account ("AN3")	149,452	3,523,959	4,074,052
Fidelity Variable Insurance Products Fund:
Fidelity VIP Index 500 Portfolio Sub-Account ("FL4")	85,635	11,882,189	14,776,371
Fidelity VIP Money Market Portfolio Sub-Account ("FL5")	9,983,948	9,983,948	9,983,947
Fidelity VIP ContrafundTM Portfolio Sub-Account ("FL6")	257,314	7,620,421	9,289,050
Fidelity VIP Overseas Portfolio Sub-Account ("FL7")	279,998	5,336,795	7,139,941
Fidelity VIP Growth Portfolio Sub-Account ("FL8")	66,005	2,262,433	2,924,021
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton Growth Securities Fund Sub-Account ("FTG")	142,674	2,031,625	2,259,952
Franklin Templeton Foreign Securities Fund Sub-Account ("FTI")	345,129	5,278,937	6,830,094
PIMCO Variable Insurance Trust:
PIMCO High Yield Portfolio Sub-Account ("PHY")	245,930	2,029,612	2,009,246
PIMCO Emerging Markets Bond Portfolio Sub-Account ("PMB")	192,953	2,614,686	2,689,761
PIMCO Real Return Portfolio Sub-Account ("PRR")	150,761	1,894,377	1,831,752
PIMCO Total Return Portfolio Sub-Account ("PTR")	554,216	5,668,273	5,669,627
PIMCO Low Duration Fund Sub-Account ("PLD")	644,951	6,565,330	6,565,602

UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Condition - September 30, 2007 - continued		UNAUDITED

Assets:	Shares	Cost	Value
Sun Capital Advisors Trust
SC FI Large Cap Growth I Class Sub-Account ("LCG")	26,918	280,756	287,486
Scudder VIT Funds:
Scudder VIT Small Cap Index Fund Sub-Account ("SSC")	263,117	3,811,596	4,054,637
Scudder Variable Series II:
SVS Dreman Small Cap Value Portfolio Sub-Account ("SCV")	135,337	2,794,099	2,838,026
Delaware Variable Insurance Products Trust:
VIP Growth Opportunities Series Sub-Account ("DGO")	6,514	125,409	144,740
Dreyfus Investment Portfolios:
MidCap Stock Portfolio Sub-Account ("DMC")	210,735	3,622,968	3,424,440
Lord Abbett Series Fund, Inc.:
Growth and Income Portfolio Sub-Account ("LA1")	85,143	2,470,679	2,682,008
Mid-Cap Value Portfolio Sub-Account ("LA2")	131,424	2,955,656	3,066,132
Oppenheimer Variable Account Funds:
Capital Appreciation Fund Sub-Account ("OCF")	15,453	616,743	749,931
Van Kampen Life Insurance Trust:
LIT Growth & Income Portfolio Sub-Account ("VGI")	44,565	912,733	980,884
T. Rowe Price Equity Series, Inc.:
T.Rowe Price Blue Chip Growth Portfolio Sub-Account ("TBC")	323,113	3,027,864	3,899,979
Total Assets:		$147,292,656	$165,757,659

(a)	This investment option is closed to new premiums or transfers.
(b)	Effective May 1, 2006, this investment option is closed to new premiums or transfers.
(c)
Effective April 30, 2006, AIM V.I. Premium Equity Fund [AIM5] was merged into AIM V.I. Core Equity Fund [AIM3] and AIM V.I. Growth Fund [AIM2] was merged into AIM V.I. Capital Appreciation Fund [AIM1].

(d)	On May 1, 2007, AIM V.I. Small Cap Growther Fund [IV2] was reorganized into AIM V.I. Small Cap Equity Fund [ASC].
(e)	Effective June 22, 2007, MFS/Sun Life Massachusetts Investors Trust Series changed to MFS/Sun Life Blended Research Core Equity Series.

UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Condition - September 30, 2007 - continued	UNA	U	DITED

Net Assets Applicable to Contract Owners:	Units		Net Assets value
AIM Variable Insurance Funds, Inc.:
V.I. Capital Appreciation Fund Sub-Account ("AIM1")	263,037		$3,005,237
V.I. Growth Fund Sub-Account ("AIM2") [c]	-		-
V.I. Core Equity Fund Sub-Account ("AIM3") [a]	107,779		1,258,838
V.I. International Growth Fund Sub-Account ("AIM4")	427,595		8,435,904
V.I. Premier Equity Fund Sub-Account ("AIM5') [c]	-		-
V.I. Dynamics Fund Sub-Account ("IV1") [a]	27,528		334,463
V.I. Small Cap Growth Fund Sub-Account ("IV2") [a] [d]	-		-
V.I. Small Cap Equity Fund Sub-Account ("ASC") [d]	34,902		352,514
The Alger American Fund:
Growth Portfolio Sub-Account ("AL1")	-		-
Income and Growth Portfolio Sub-Account ("AL2")	24,131		280,124
Small Capitalization Portfolio Sub-Account ("AL3")	10,565		157,371
Mid Cap Growth Portfolio Sub-Account ("AL4")	28,175		547,162
Goldman Sachs Variable Insurance Trust:
CORE Small Cap Equity Fund Sub-Account ("GS2")	20,508		364,094
Structured US Equity Fund Sub-Account ("GS3")	301,170		3,735,356
Growth and Income Fund Sub-Account ("GS4")	41,795		618,881
International Equity Fund Sub-Account ("GS5")	101,459		1,424,685
Mid Cap Value Fund Sub-Account ("GS8") [b]	61,742		1,033,194
MFS/Sun Life Series Trust:
Capital Appreciation Series Sub-Account ("CAS") [a]	28,697		263,107
Blended Research Core Equity Series Sub-Account ("CGS") [e]	158,830		1,958,557
Emerging Growth Series Sub-Account ("EGS") [a]	48,722		509,321
Government Securities Series Sub-Account ("GSS")	317,513		4,324,490
High Yield Series Sub-Account ("HYS")	166,655		2,545,834
Massachusetts Investors Growth Stock Series Sub-Account ("MIS")	164,138		1,627,033
New Discovery Series Sub-Account ("NWD")	141,306		1,669,707
Total Return Series Sub-Account ("TRS")	347,315		5,372,749
Utilities Series Sub-Account ("UTS")	98,264		2,021,543
Value Series Sub-Account ("EIS")	194,460		3,180,294
OCC Accumulation Trust:
Equity Portfolio Sub-Account ("OP1")	24,572		390,925
Mid Cap Portfolio Sub-Account ("OP2")	3,643		112,009
Small Cap Portfolio Sub-Account ("OP3")	15,590		391,771
Managed Portfolio Sub-Account ("OP4")	1,704		23,844
Sun Capital Advisers Trust:
Sun Capital Money Market Fund Sub-Account ("SCA1")	163,147		1,968,412
Sun Capital Investment Grade Bond Fund Sub-Account ("SCA2")	270,576		3,875,043
Sun Capital Real Estate Fund Sub-Account ("SCA3")	133,675		4,252,592
Sun Capital Blue Chip Mid-Cap Fund Sub-Account ("SCA5")	207,100		4,262,219
Sun Capital Davis Venture Value Fund Sub-Account ("SCA7")	328,073		4,845,632
Sun Capital Oppenheimer Main Street Small Cap Fund Sub-Account ("SCB")	124,768		2,044,198
Sun Capital All Cap Fund Sub-Account ("SCM")	11,675		200,219
AllianceBernstein Variable Product Series Fund, Inc.:
VP Global Technology Portfolio Sub-Account ("AN2") [a]	21,783		198,658
VP Growth and Income Portfolio Sub-Account ("AN3")	300,004		4,074,052
Fidelity Variable Insurance Products Fund:
Fidelity VIP Index 500 Portfolio Sub-Account ("FL4")	1,155,307		14,776,371
Fidelity VIP Money Market Portfolio Sub-Account ("FL5")	843,952		9,983,947
Fidelity VIP ContrafundTM Portfolio Sub-Account ("FL6")	490,446		9,289,050
Fidelity VIP Overseas Portfolio Sub-Account ("FL7")	416,566		7,139,941
Fidelity VIP Growth Portfolio Sub-Account ("FL8")	257,850		2,924,021
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton Growth Securities Fund Sub-Account ("FTG")	99,601		2,259,952
Franklin Templeton Foreign Securities Fund Sub-Account ("FTI")	275,185		6,830,094
PIMCO Variable Insurance Trust:
PIMCO High Yield Portfolio Sub-Account ("PHY")	117,089		2,009,246
PIMCO Emerging Markets Bond Portfolio Sub-Account ("PMB")	123,724		2,689,761
PIMCO Real Return Portfolio Sub-Account ("PRR")	140,796		1,831,752
PIMCO Total Return Portfolio Sub-Account ("PTR")	450,122		5,669,627
PIMCO Low Duration Fund Sub-Account ("PLD")	594,441		6,565,602

UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Condition - September 30, 20007 - continued		UNAUDITED

Net Assets Applicable to Contract Owners:	Units	Net Assets value
Sun Capital Advisors Trust
SC FI Large Cap Growth I Class Sub-Account ("LCG")	28,285	287,486
Scudder VIT Funds:
Scudder VIT Small Cap Index Fund Sub-Account ("SSC")	178,147	4,054,637
Scudder Variable Series II:
SVS Dreman Small Cap Value Portfolio Sub-Account ("SCV")	157,144	2,838,026
Delaware Variable Insurance Products Trust:
VIP Growth Opportunities Series Sub-Account ("DGO")	8,333	144,740
Dreyfus Investment Portfolios:
MidCap Stock Portfolio Sub-Account ("DMC")	227,067	3,424,440
Lord Abbett Series Fund, Inc.:
Growth and Income Portfolio Sub-Account ("LA1")	176,564	2,682,008
Mid-Cap Value Portfolio Sub-Account ("LA2")	194,552	3,066,132
Oppenheimer Variable Account Funds:
Capital Appreciation Fund Sub-Account ("OCF")	49,862	749,931
Van Kampen Life Insurance Trust:
LIT Growth & Income Portfolio Sub-Account ("VGI")	62,397	980,884
T. Rowe Price Equity Series, Inc.:
T.Rowe Price Blue Chip Growth Portfolio Sub-Account ("TBC")	252,263	3,899,979
Total Assets:		$165,757,659

(a)	This investment option is closed to new premiums or transfers.
(b)	Effective May 1, 2006, this investment option is closed to new premiums or transfers.
(c)
Effective April 30, 2006, AIM V.I. Premium Equity Fund [AIM5] was merged into AIM V.I. Core Equity Fund [AIM3] and AIM V.I. Growth Fund [AIM2] was merged into AIM V.I. Capital Appreciation Fund [AIM1].

(d)	On May 1, 2007, AIM V.I. Small Cap Growther Fund [IV2] was reorganized into AIM V.I. Small Cap Equity Fund [ASC].
(e)	Effective June 22, 2007, MFS/Sun Life Massachusetts Investors Trust Series changed to MFS/Sun Life Blended Research Core Equity Series.

UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Operations - For the Nine Months ended September 30, 2007                                                                                                                                UNAUDITED

	AIM1 [c]	AIM3 [a] [c]	AIM4
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$-	$-	$-

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	83,120	37,894	593,100
Realized gain distributions	-	-
Net realized gains (losses)	83,120	37,894	593,100

Change in unrealized appreciation (depreciation) during year	280,511	83,144	473,699

Increase (Decrease) in Net Assets from Operations	$363,631	$121,038	$1,066,799

	IV1 [a]	IV2 [a] [d]	ASC [d]
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$-	$-	$-

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	18,572	64,924	470
Realized gain distributions	-	61,892	-
Net realized gains (losses)	18,572	126,816	470

Change in unrealized appreciation (depreciation) during year	29,009	(103,947)	10,598

Increase (Decrease) in Net Assets from Operations	$47,581	$22,869	$11,068

	AL1	AL2	AL3
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$-	$2,122	$-

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	59,749	2,518	4,211
Realized gain distributions	-	-	-
Net realized gains (losses)	59,749	2,518	4,211

Change in unrealized appreciation (depreciation) during year	(37,969)	28,414	19,492

Increase (Decrease) in Net Assets from Operations	$21,780	$33,054	$23,703

	AL4	GS2	GS3
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$-	$-	$-

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	3,735	6,156	54,649
Realized gain distributions	61,022	-	-
Net realized gains (losses)	64,757	6,156	54,649

Change in unrealized appreciation (depreciation) during year	47,983	(46,464)	71,710

Increase (Decrease) in Net Assets from Operations	$112,740	$(40,308)	$126,359

(a)	This investment option is closed to new premiums or transfers.
(c)
Effective April 30, 2006, AIM V.I. Premium Equity Fund [AIM5] was merged into AIM V.I. Core Equity Fund [AIM3] and AIM V.I. Growth Fund [AIM2] was  merged into AIM V.I. Capital Appreciation Fund [AIM1].

(d)	On May 1, 2007, AIM V.I. Small Cap Growther Fund [IV2] was reorganized into AIM V.I. Small Cap Equity Fund [ASC].

UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Operations - For the Nine Months ended September 30, 2007                                                                                                                                UNAUDITED

	GS4	GS5	GS8 [b]
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$-	$-	$-

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	17,163	55,371	13,059
Realized gain distributions	-	-	-
Net realized gains (losses)	17,163	55,371	13,059

Change in unrealized appreciation (depreciation) during year	15,001	71,172	57,319

Increase (Decrease) in Net Assets from Operations	$32,164	$126,543	$70,378

	CAS [a]	CGS	EGS [a]
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$510	$21,254	$-

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	9,369	66,599	24,424
Realized gain distributions	-	-	-
Net realized gains (losses)	9,369	66,599	24,424

Change in unrealized appreciation (depreciation) during year	17,971	62,062	60,307

Increase (Decrease) in Net Assets from Operations	$27,850	$149,915	$84,731

	GSS	HYS	MIS
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$192,035	$186,144	$5,797

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	(41,749)	35,424	41,068
Realized gain distributions	-	-	-
Net realized gains (losses)	(41,749)	35,424	41,068

Change in unrealized appreciation (depreciation) during year	7,640	(123,880)	122,557

Increase (Decrease) in Net Assets from Operations	$157,926	$97,688	$169,422

	NWD	TRS	UTS
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$-	$148,846	$25,405

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	40,854	53,920	137,402
Realized gain distributions	42,120	200,643	-
Net realized gains (losses)	82,974	254,563	137,402

Change in unrealized appreciation (depreciation) during year	34,583	(113,706)	213,169

Increase (Decrease) in Net Assets from Operations	$117,557	$289,703	$375,976

(a)	This investment option is closed to new premiums or transfers.
(b)	Effective May 1, 2006, this investment option was closed to new premiums or transfers.

UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Operations - For the Nine Months ended September 30, 2007                                                                                                                                 UNAUDITED

	EIS	OP1	OP2
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$44,451	$2,314	$197

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	34,030	954	2,882
Realized gain distributions	161,458	59,174	3,637
Net realized gains (losses)	195,488	60,128	6,519

Change in unrealized appreciation (depreciation) during year	(17,783)	(26,303)	4,171

Increase (Decrease) in Net Assets from Operations	$222,156	$36,139	$10,887

	OP3	OP4	SCA1
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$-	$510	$73,142

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	558	7	-
Realized gain distributions	89,244	1,719	-
Net realized gains (losses)	89,802	1,726	-

Change in unrealized appreciation (depreciation) during year	(73,129)	(439)	-

Increase (Decrease) in Net Assets from Operations	$16,673	$1,797	$73,142

	SCA2	SCA3	SCA5
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$137,391	$64,780	$46,747

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	(20,217)	273,670	169,252
Realized gain distributions	-	539,471	707,198
Net realized gains (losses)	(20,217)	813,141	876,450

Change in unrealized appreciation (depreciation) during year	(25,626)	(991,437)	(291,714)

Increase (Decrease) in Net Assets from Operations	$91,548	$(113,516)	$631,483

	SCA7	SCB	SCM
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$26,401	$-	$-

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	103,020	4,709	15,950
Realized gain distributions	-	246,612	-
Net realized gains (losses)	103,020	251,321	15,950

Change in unrealized appreciation (depreciation) during year	125,095	(167,686)	(3,270)

Increase (Decrease) in Net Assets from Operations	$254,516	$83,635	$12,680

UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Operations - For the Nine Months ended September 30, 2007                                                                                                                                 UNAUDITED

	AN2 [a]	AN3	FL4
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$-	$48,413	$240,897

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	2,068	246,489	759,145
Realized gain distributions	-	199,144	-
Net realized gains (losses)	2,068	445,633	759,145

Change in unrealized appreciation (depreciation) during year	32,287	(190,690)	208,993

Increase (Decrease) in Net Assets from Operations	$34,355	$303,356	$1,209,035

	FL5	FL6	FL7
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$357,586	$2,146	$94,470

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	-	239,561	410,395
Realized gain distributions	-	85,860	438,044
Net realized gains (losses)	-	325,421	848,439

Change in unrealized appreciation (depreciation) during year	-	918,008	78,243

Increase (Decrease) in Net Assets from Operations	$357,586	$1,245,575	$1,021,152

	FL8	FTG	FTI
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$12,502	$29,488	$130,793

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	55,695	30,435	379,652
Realized gain distributions	-	94,086	298,324
Net realized gains (losses)	55,695	124,521	677,976

Change in unrealized appreciation (depreciation) during year	494,660	(65,188)	(16,390)

Increase (Decrease) in Net Assets from Operations	$562,857	$88,821	$792,379

	PHY	PMB	PRR
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$85,465	$105,306	$60,672

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	554	25,912	(13,661)
Realized gain distributions	-	-	-
Net realized gains (losses)	554	25,912	(13,661)

Change in unrealized appreciation (depreciation) during year	(42,655)	(25,534)	44,319

Increase (Decrease) in Net Assets from Operations	$43,364	$105,684	$91,330

(a)	This investment option is closed to new premiums or transfers.

UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Operations - For the Nine Months ended September 30, 2007                                                                                                                             UNAUDITED

	PTR	PLD	LCG
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$188,114	$213,494	$-

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	(35,893)	(12,714)	(171)
Realized gain distributions	-	-	-
Net realized gains (losses)	(35,893)	(12,714)	(171)

Change in unrealized appreciation (depreciation) during year	99,986	88,775	6,730

Increase (Decrease) in Net Assets from Operations	$252,207	$289,555	$6,559

	SSC	SCV	DGO
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$22,028	$20,985	$-

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	95,502	16,367	1,132
Realized gain distributions	230,481	303,356	-
Net realized gains (losses)	325,983	319,723	1,132

Change in unrealized appreciation (depreciation) during year	(279,305)	(184,350)	17,617

Increase (Decrease) in Net Assets from Operations	$68,706	$156,358	$18,749

	DMC	LA1	LA2
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$16,140	$-	$-

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	143,745	32,605	31,893
Realized gain distributions	458,561	-	-
Net realized gains (losses)	602,306	32,605	31,893

Change in unrealized appreciation (depreciation) during year	(366,740)	139,267	75,055

Increase (Decrease) in Net Assets from Operations	$251,706	$171,872	$106,948

	OCF	VGI	TBC
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$1,494	$12,617	$-

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	14,024	6,313	127,334
Realized gain distributions	-	29,500	-
Net realized gains (losses)	14,024	35,813	127,334

Change in unrealized appreciation (depreciation) during year	91,780	(778)	352,358

Increase (Decrease) in Net Assets from Operations	$107,298	$47,652	$479,692

UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets	UNAUDITED

	AIM1		AIM2
	Sub-Account		Sub-Account

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006 [c]
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$-	$1,082	$-	$-
Net realized gains (losses)	83,120	101,957	-	236,959
Net unrealized gains (losses)	280,511	(39,505)	-	(186,579)
Net Increase (Decrease) in net assets from operations	363,631	63,534	-	50,380
Contract Owner Transactions:
Purchase payments received	144,921	183,658	-	-
Net transfers between sub-accounts and fixed account	847,592	611,233	-	(716,162)
Withdrawals and surrenders	(60,322)	(9,787)	-	(15,750)
Mortality and expense risk charges	(12,139)	(9,469)	-	(2,149)
Charges for life insurance protection and monthly administration charge	(152,164)	(149,818)	-	(17,407)
Net increase (decrease) in net assets from contract owner activity	767,888	625,817	-	(751,468)
Total increase (decrease) in net assets	1,131,519	689,351	-	(701,088)
Net Assets
Beginning of year	1,873,718	1,184,367	-	701,088
End of year	$3,005,237	$1,873,718	$-	$-

Unit Transactions:
Units Outstanding Beginning of Year	186,833	124,767	-	96,843
Units purchased	14,384	18,214	-	-
Units transferred between sub-accounts	84,114	60,620	-	(92,293)
Units withdrawn, surrendered, and redeemed for contract charges	(22,294)	(16,768)	-	(4,550)
Units Outstanding End of Year	263,037	186,833	-	-

	AIM3		AIM4
	Sub-Account [a]		Sub-Account

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$-	$9,602	$-	$55,085
Net realized gains (losses)	37,894	228,557	593,100	497,710
Net unrealized gains (losses)	83,144	(18,548)	473,699	569,093
Net Increase (Decrease) in net assets from operations	121,038	219,611	1,066,799	1,121,888
Contract Owner Transactions:
Purchase payments received	-	-	1,491,786	604,788
Net transfers between sub-accounts and fixed account	(33,731)	489,481	505,130	1,388,016
Withdrawals and surrenders	(20,724)	(363,889)	(171,215)	(27,858)
Mortality and expense risk charges	(7,256)	(9,538)	(32,796)	(22,642)
Charges for life insurance protection and monthly administration charge	(49,781)	(92,424)	(316,390)	(280,302)
Net increase (decrease) in net assets from contract owner activity	(111,492)	23,630	1,476,515	1,662,002
Total increase (decrease) in net assets	9,546	243,241	2,543,314	2,783,890
Net Assets
Beginning of year	1,249,292	1,006,051	5,892,590	3,108,700
End of year	$1,258,838	$1,249,292	$8,435,904	$5,892,590

Unit Transactions:
Units Outstanding Beginning of Year	116,873	115,293	351,267	240,420
Units purchased	-	-	77,117	40,336
Units transferred between sub-accounts	(2,751)	32,730	26,113	92,573
Units withdrawn, surrendered, and redeemed for contract charge	(6,343)	(31,150)	(26,902)	(22,062)
Units Outstanding End of Year	107,779	116,873	427,595	351,267
(a)				This fund is closed to new premiums or transfers.
(c)
Effective April 30, 2006, AIM V.I. Premium Equity Fund [AIM5] was merged into AIM V.I. Core Equity Fund [AIM3] and AIM V.I. Growth Fund [AIM2] was merged I AIM V.I. Capital Appreciation Fund [AIM1].

UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued	UNAUDITED

	AIM5		IV1
	Sub-Account		Sub-Account [a]

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006 [c]	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$-	$7,820	$-	$-
Net realized gains (losses)	-	163,995	18,572	15,773
Net unrealized gains (losses)	-	(131,024)	29,009	30,885
Net Increase (Decrease) in net assets from operations	-	40,791	47,581	46,658
Contract Owner Transactions:
Purchase payments received	-	-	-	-
Net transfers between sub-accounts and fixed account	-	(755,801)	(1,779)	(11,190))
Withdrawals and surrenders	-	(4,616)	(15,617)	(892))
Mortality and expense risk charges	-	(1,665)	(2,030)	(1,772))
Charges for life insurance protection and monthly administration charge	-	(19,792)	(14,627)	(20,844))
Net increase (decrease) in net assets from contract owner activity	-	(781,874)	(34,053)	(34,698))
Total increase (decrease) in net assets	-	(741,083)	13,528	11,960
Net Assets
Beginning of year	-	741,083	320,935	308,975
End of year	$-	$-	$334,463	$320,935

Unit Transactions:
Units Outstanding Beginning of Year	-	87,260	30,465	34,056
Units purchased	-	-	-	-
Units transferred between sub-accounts	-	(84,350)	(153)	(1,158))
Units withdrawn, surrendered, and redeemed for contract charges	-	(2,910)	(2,784)	(2,433))
Units Outstanding End of Year	-	-	27,528	30,465

	IV2		ASC
	Sub-Account [a]		Sub-Account

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007 [d]	2006	2007 [d]	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$61,892	$-	$-	$-
Net realized gains (losses)	64,924	27,017	470	-
Net unrealized gains (losses)	(103,947)	21,829	10,598	-
Net Increase (Decrease) in net assets from operations	22,869	48,846	11,068	-
Contract Owner Transactions:
Purchase payments received	-		-	-
Net transfers between sub-accounts and fixed account	(370,741)	(32,173)	367,883	-
Withdrawals and surrenders	(1,695)	(5,101)	(17,331)	-
Mortality and expense risk charges	(790)	(2,273)	(1,151)	-
Charges for life insurance protection and monthly administration charge	(6,902)	(26,183)	(7,955)	-
Net increase (decrease) in net assets from contract owner activity	(380,128)	(65,730)	341,446	-
Total increase (decrease) in net assets	(357,259)	(16,884)	352,514	-
Net Assets
Beginning of year	357,259	374,143	-	-
End of year	$-	$357,259	$352,514	$-

Unit Transactions:
Units Outstanding Beginning of Year	34,509	41,152	-	-
Units purchased	-		-	-
Units transferred between sub-accounts	(33,657)	(3,252)	37,604	-
Units withdrawn, surrendered, and redeemed for contract charges	(852)	(3,391)	(2,702)	-
Units Outstanding End of Year	-	34,509	34,902	-

(a)	This fund is closed to new premiums or transfers.
(c)	Effective April 30, 2006, AIM V.I. Premium Equity Fund [AIM5] was merged into AIM V.I. Core Equity Fund [AIM3] and AIM V.I. Growth Fund [AIM2] was merged I AIM V.I. Capital Appreciation Fund [AIM1].
(d)	On May 1, 2007, AIM V.I. Small Cap Growth Fund [IV2] was reorganized into AIM V.I. Small Cap Equity Fund [ASC].

UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued	UNAUDITED

	AL1		AL2
	Sub-Account		Sub-Account

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$-	$512	$2,122	$4,614
Net realized gains (losses)	59,749	24,830	2,518	13,621
Net unrealized gains (losses)	(37,969)	(4,451)	28,414	13,467
Net Increase (Decrease) in net assets from operations	21,780	20,891	33,054	31,702
Contract Owner Transactions:
Purchase payments received	-	-	-	234
Net transfers between sub-accounts and fixed account	(305,493)	(132,796)	(6,028)	(4,625)
Withdrawals and surrenders	(44)	(1,011)	(65)	(126,974)
Mortality and expense risk charges	(819)	(2,409)	(2,562)	(2,893)
Charges for life insurance protection and monthly administration charge	(6,000)	(23,268)	(11,479)	(27,820)
Net increase (decrease) in net assets from contract owner activity	(312,356)	(159,484)	(20,134)	(162,078)
Total increase (decrease) in net assets	(290,576)	(138,593)	12,920	(130,376)
Net Assets
Beginning of year	290,576	429,169	267,204	397,580
End of year	$0	$290,576	$280,124	$267,204

Unit Transactions:
Units Outstanding Beginning of Year	32,329	51,150	25,907	43,301
Units purchased	-	-	-	25
Units transferred between sub-accounts	(31,619)	(15,671)	(532)	(496)
Units withdrawn, surrendered, and redeemed for contract charges	(710)	(3,150)	(1,244)	(16,923)
Units Outstanding End of Year	-	32,329	24,131	25,907

	AL3		AL4
	Sub-Account		Sub-Account

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$-	$-	$61,022	$-
Net realized gains (losses)	4,211	5,293	3,735	39,617
Net unrealized gains (losses)	19,492	19,824	47,983	(8,037)
Net Increase (Decrease) in net assets from operations	23,703	25,117	112,740	31,580
Contract Owner Transactions:
Purchase payments receive	-	-	39,538	66,200
Net transfers between sub-accounts and fixed account	(423)	(2,192)	73,960	(18,755)
Withdrawals and surrenders	-	(147)	(12,358)	(128)
Mortality and expense risk charges	(1,080)	(734)	(2,443)	(2,033)
Charges for life insurance protection and monthly administration charge	(7,511)	(10,624)	(20,141)	(24,094)
Net increase (decrease) in net assets from contract owner activity	(9,014)	(13,697)	78,556	21,190
Total increase (decrease) in net assets	14,689	11,420	191,296	52,770
Net Assets
Beginning of year	142,682	131,262	355,866	303,096
End of year	$157,371	$142,682	$547,162	$355,866

Unit Transactions:
Units Outstanding Beginning of Year	11,152	12,298	23,352	21,906
Units purchased	-	-	2,428	4,517
Units transferred between sub-accounts	(28)	(183)	4,541	(1,280)
Units withdrawn, surrendered, and redeemed for contract charges	(559)	(963)	(2,146)	(1,791)
Units Outstanding End of Year	10,565	11,152	28,175	23,352

UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued	UNAUDITED

	GS2		GS3
	Sub-Account		Sub-Account

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$-	$2,581	$-	$18,075
Net realized gains (losses)	6,156	34,425	54,649	66,451
Net unrealized gains (losses)	(46,464)	5,023	71,710	113,264
Net Increase (Decrease) in net assets from operations	(40,308)	42,029	126,359	197,790
Contract Owner Transactions:
Purchase payments received	24,899	35,575	218,656	209,275
Net transfers between sub-accounts and fixed account	25,723	(15,119)	1,880,959	(14,788)
Withdrawals and surrenders	(14,992)	(855)	(65,658)	(97,221)
Mortality and expense risk charges	(1,624)	(2,039)	(20,074)	(9,262)
Charges for life insurance protection and monthly administration charge	(16,164)	(21,170)	(109,542)	(94,875)
Net increase (decrease) in net assets from contract owner activity	17,842	(3,608)	1,904,341	(6,871)
Total increase (decrease) in net assets	(22,466)	38,421	2,030,700	190,919
Net Assets
Beginning of year	386,560	348,139	1,704,656	1,513,737
End of year	$364,094	$386,560	$3,735,356	$1,704,656

Unit Transactions:
Units Outstanding Beginning of Year	19,409	19,634	144,902	145,363
Units purchased	1,533	2,219	17,189	14,037
Units transferred between sub-accounts	1,584	(943)	154,705	(992)
Units withdrawn, surrendered, and redeemed for contract charges	(2,018)	(1,501)	(15,626)	(13,506)
Units Outstanding End of Year	20,508	19,409	301,170	144,902

	GS4		GS5
	Sub-Account		Sub-Account

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$-	$8,877	$-	$20,926
Net realized gains (losses)	17,163	72,798	55,371	89,015
Net unrealized gains (losses)	15,001	25,855	71,172	142,007
Net Increase (Decrease) in net assets from operations	32,164	107,530	126,543	251,948
Contract Owner Transactions:
Purchase payments received	63,282	67,049	71,306	103,797
Net transfers between sub-accounts and fixed account	(465)	(13,293)	22,239	(107,874)
Withdrawals and surrenders	21	(11,274)	(51,335)	(4,491)
Mortality and expense risk charges	(2,445)	(2,847)	(5,581)	(6,846)
Charges for life insurance protection and monthly administration charge	(30,683)	(38,568)	(65,923)	(80,726)
Net increase (decrease) in net assets from contract owner activity	29,710	1,067	(29,294)	(96,140)
Total increase (decrease) in net asset	61,874	108,597	97,249	155,808
Net Assets
Beginning of year	557,007	448,410	1,327,436	1,171,628
End of year	$618,881	$557,007	$1,424,685	$1,327,436

Unit Transactions:
Units Outstanding Beginning of Year	39,319	39,112	102,983	110,987
Units purchased	5,274	13,008	3,709	8,641
Units transferred between sub-accounts	(39)	(2,579)	1,157	(8,981)
Units withdrawn, surrendered, and redeemed for contract charges	(2,759)	(10,222)	(6,390)	(7,664)
Units Outstanding End of Year	41,795	39,319	101,459	102,983
UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued	UNAUDITED

	GS8		CAS
	Sub-Account		Sub-Account [a]

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006 [b]	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$-	$9,855	$510	$592
Net realized gains (losses)	13,059	151,392	9,369	10,996
Net unrealized gains (losses)	57,319	17,399.00	17,971	3,253
Net Increase (Decrease) in net assets from operations	70,378	178,646.00	27,850	14,841
Contract Owner Transactions:
Purchase payments received	-	104,286	-	-
Net transfers between sub-accounts and fixed account	(68,426)	(487,649)	(4,721)	(27,565)
Withdrawals and surrenders	(2,994)	2,149	-	(4,999)
Mortality and expense risk charges	(5,443)	(7,356)	(1,524)	(1,756)
Charges for life insurance protection and monthly administration charge	(46,750)	(78,757)	(20,166)	(28,061)
Net increase (decrease) in net assets from contract owner activity	(123,613)	(467,327)	(26,411)	(62,381)
Total increase (decrease) in net assets	(53,235)	(288,681)	1,439	(47,540)
Net Assets
Beginning of year	1,086,429	1,375,110	261,668	309,208
End of year	$1,033,194	$1,086,429	$263,107	$261,668

Unit Transactions:
Units Outstanding Beginning of Year	68,934	101,376	31,485	39,568
Units purchased	-	7,240	-	-
Units transferred between sub-accounts	(3,956)	(33,853)	(498)	(3,572)
Units withdrawn, surrendered, and redeemed for contract charges	(3,236)	(5,829)	(2,290)	(4,511)
Units Outstanding End of Year	61,742	68,934	28,697	31,485

	CGS		EGS
	Sub-Account		Sub-Account [a]

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$21,254	$13,775	$-	$-
Net realized gains (losses)	66,599	93,067	24,424	25,167
Net unrealized gains (losses)	62,062	111,496	60,307	11,799
Net Increase (Decrease) in net assets from operations	149,915	218,338	84,731	36,966
Contract Owner Transactions:
Purchase payments received	175,803	184,085	-	-
Net transfers between sub-accounts and fixed account	(181)	(65,235)	(14,504)	(20,219)
Withdrawals and surrenders	(61,523)	(4,103)	(8,379)	(5,264)
Mortality and expense risk charges	(9,712)	(9,843)	(3,597)	(3,049)
Charges for life insurance protection and monthly administration charge	(96,968)	(130,585)	(24,701)	(35,840)
Net increase (decrease) in net assets from contract owner activity	7,419	(25,681)	(51,181)	(64,372)
Total increase (decrease) in net assets	157,334	192,657	33,550	(27,406)
Net Assets
Beginning of year	1,801,223	1,608,566	475,771	503,177
End of year	$1,958,557	$1,801,223	$509,321	$475,771

Unit Transactions:
Units Outstanding Beginning of Year	158,329	160,325	53,802	61,332
Units purchased	11,870	14,307	-	-
Units transferred between sub-accounts	(12)	(5,070)	(1,440)	(2,365)
Units withdrawn, surrendered, and redeemed for contract charges	(11,357)	(11,233)	(3,640)	(5,165)
Units Outstanding End of Year	158,830	158,329	48,722	53,802

(a)	This fund is closed to new premiums or transfers.
(b)	Effective May 1, 2006, Goldman Sachs Mid Cap Value Fund was closed to new premiums or transfers.

UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued	UNAUDITED

	GSS		HYS
	Sub-Account		Sub-Account

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$192,035	$141,847	$186,144	$226,131
Net realized gains (losses)	(41,749)	(39,397)	35,424	8,713
Net unrealized gains (losses)	7,640	14,282	(123,880)	62,695
Net Increase (Decrease) in net assets from operations	157,926	116,732	97,688	297,539
Contract Owner Transactions:
Purchase payments received	671,976	413,057	278,131	391,738
Net transfers between sub-accounts and fixed account	420,922	224,203	(865,746)	263,493
Withdrawals and surrenders	(74,662)	(33,920)	(53,163)	(129,958)
Mortality and expense risk charges	(26,651)	(22,140)	(15,940)	(18,587)
Charges for life insurance protection and monthly administration charge	(197,670)	(230,013)	(162,957)	(240,437)
Net increase (decrease) in net assets from contract owner activity	793,915	351,187	(819,675)	266,249
Total increase (decrease) in net assets	951,841	467,919	(721,987)	563,788
Net Assets
Beginning of year	3,372,649	2,904,730	3,267,821	2,704,033
End of year	$4,324,490	$3,372,649	$2,545,834	$3,267,821

Unit Transactions:
Units Outstanding Beginning of Year	256,685	228,634	219,625	200,681
Units purchased	51,485	32,993	17,984	27,873
Units transferred between sub-accounts	32,250	17,908	(55,947)	18,748
Units withdrawn, surrendered, and redeemed for contract charges	(22,907)	(22,850)	(15,007)	(27,677)
Units Outstanding End of Year	317,513	256,685	166,655	219,625

	MIS		NWD
	Sub-Account		Sub-Account

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$5,797	$1,219	$42,120	$-
Net realized gains (losses)	41,068	29,143	40,854	101,356
Net unrealized gains (losses)	122,557	71,858	34,583	49,317
Net Increase (Decrease) in net assets from operations	169,422	102,220	117,557	150,673
Contract Owner Transactions:
Purchase payments received	126,176	222,168	116,544	202,082
Net transfers between sub-accounts and fixed accounts	(49,423)	40,062	135,269	(51,642)
Withdrawals and surrenders	(4,498)	(18,004)	(17,029)	21,213
Mortality and expense risk charges	(8,355)	(8,533)	(7,961)	(7,940)
Charges for life insurance protection and monthly administration charge	(73,651)	(100,517)	(86,264)	(113,343)
Net increase (decrease) in net assets from contract owner activity	(9,751)	135,176	140,559	50,370
Total increase (decrease) in net assets	159,671	237,396	258,116	201,043
Net Assets
Beginning of year	1,467,362	1,229,966	1,411,591	1,210,548
End of year	$1,627,033	$1,467,362	$1,669,707	$1,411,591

Unit Transactions:
Units Outstanding Beginning of Year	164,036	148,002	127,257	123,740
Units purchased	1,524	26,353	11,644	14,110
Units transferred between sub-accounts	(517)	4,752	13,520	(3,606)
Units withdrawn, surrendered, and redeemed for contract charges	(905)	(15,071)	(11,115)	(6,987)
Units Outstanding End of Year	164,138	164,036	141,306	127,257

UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued	UNAUDITED

	TRS		UTS
	Sub-Account		Sub-Account

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$349,489	$130,720	$25,405	$30,506
Net realized gains (losses)	53,920	302,717	137,402	163,209
Net unrealized gains (losses)	(113,706)	128,930	213,169	143,184
Net Increase (Decrease) in net assets from operations	289,703	562,367	375,976	336,899
Contract Owner Transactions:
Purchase payments received	326,587	407,600	117,272	168,241
Net transfers between sub-accounts and fixed account	113,489	30,876	(7,442)	211,688
Withdrawals and surrenders	(56,084)	(280,733)	(53,986)	(8,863)
Mortality and expense risk charges	(29,056)	(29,227)	(7,750)	(6,035)
Charges for life insurance protection and monthly administration charge	(214,384)	(310,013)	(88,237)	(85,925)
Net increase (decrease) in net assets from contract owner activity	140,552	(181,497)	(40,143)	279,106
Total increase (decrease) in net assets	430,255	380,870	335,833	616,005
Net Assets
Beginning of year	4,942,494	4,561,624	1,685,710	1,069,705
End of year	$5,372,749	$4,942,494	$2,021,543	$1,685,710

Unit Transactions:
Units Outstanding Beginning of Year	336,951	350,371	99,015	82,133
Units purchased	24,080	30,138	2,195	10,176
Units transferred between sub-accounts	8,368	2,283	(139)	12,804
Units withdrawn, surrendered, and redeemed for contract charges	(22,084)	(45,841)	(2,807)	(6,098)
Units Outstanding End of Year	347,315	336,951	98,264	99,015

	EIS		OP1
	Sub-Account		Sub-Account

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$205,909	$19,958	$61,488	$2,888
Net realized gains (losses)	34,030	132,123	954	80,432
Net unrealized gains (losses)	(17,783)	143,511	(26,303)	11,453
Net Increase (Decrease) in net assets from operations	222,156	295,592	36,139	94,773
Contract Owner Transactions:
Purchase payments received	385,225	196,021	-	-
Net transfers between sub-accounts and fixed account	732,776	257,268	5	(332,567)
Withdrawals and surrenders	(38,365)	1,137	-	-
Mortality and expense risk charges	(11,726)	(8,917)	(1,427)	(3,231)
Charges for life insurance protection and monthly administration charge	(100,587)	(72,722)	(10,856)	(21,560)
Net increase (decrease) in net assets from contract owner activity	967,323	372,787	(12,278)	(357,358)
Total increase (decrease) in net assets	1,189,479	668,379	23,861	(262,585)
Net Assets
Beginning of year	1,990,815	1,322,436	367,064	629,649
End of year	$3,180,294	$1,990,815	$390,925	$367,064

Unit Transactions:
Units Outstanding Beginning of Year	133,384	107,101	25,041	49,614
Units purchased	24,329	13,820	-	-
Units transferred between sub-accounts	46,267	18,138	-	(22,868)
Units withdrawn, surrendered, and redeemed for contract charges	(9,520)	(5,675)	(469)	(1,705)
Units Outstanding End of Year	194,460	133,384	24,572	25,041

UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued	UNAUDITED

	OP2		OP3
	Sub-Account		Sub-Account

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$3,834	$-	$89,244	$-
Net realized gains (losses)	2,882	17,505	558	21,223
Net unrealized gains (losses)	4,171	(2,632)	(73,129)	59,138
Net Increase (Decrease) in net assets from operations	10,887	14,873	16,673	80,361
Contract Owner Transactions:
Purchase payments received	-	-	-	-
Net transfers between sub-accounts and fixed account	(14,135)	(215)	(11,752)	-
Withdrawals and surrenders	(92)	(209)	(5)	(225)
Mortality and expense risk charges	(533)	(687)	(1,595)	(1,934)
Charges for life insurance protection and monthly administration charge	(7,268)	(10,121)	(14,420)	(16,668)
Net increase (decrease) in net assets from contract owner activity	(22,028)	(11,232)	(27,772)	(18,827)
Total increase (decrease) in net assets	(11,141)	3,641	(11,099)	61,534
Net Assets
Beginning of year	123,150	119,509	402,870	341,336
End of year	$112,009	$123,150	$391,771	$402,870

Unit Transactions:
Units Outstanding Beginning of Year	4,314	4,728	16,571	17,428
Units purchased	-	-	-	-
Units transferred between sub-accounts	(431)	(8)	(415)	-
Units withdrawn, surrendered, and redeemed for contract charges	(240)	(406)	(566)	(857)
Units Outstanding End of Year	3,643	4,314	15,590	16,571

	OP4		SCA1
	Sub-Account		Sub-Account

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$2,229	$415	$73,142	$87,711
Net realized gains (losses)	7	2,421	-	-
Net unrealized gains (losses)	(439)	(619)	-	2
Net Increase (Decrease) in net assets from operations	1,797	2,217	73,142	87,713
Contract Owner Transactions:
Purchase payments received	-	-	215,434	323,141
Net transfers between sub-accounts and fixed account	-	-	(182,276)	287,834
Withdrawals and surrenders	-	-	(3,044)	(374,901)
Mortality and expense risk charges	(105)	(140)	(8,519)	(10,961)
Charges for life insurance protection and monthly administration charge	(1,796)	(2,409)	(90,053)	(123,395)
Net increase (decrease) in net assets from contract owner activity	(1,901)	(2,549)	(68,458)	101,718
Total increase (decrease) in net assets	(104)	(332)	4,684	189,431
Net Assets
Beginning of year	23,948	24,280	1,963,728	1,774,297
End of year	$23,844	$23,948	$1,968,412	$1,963,728

Unit Transactions:
Units Outstanding Beginning of Year	1,829	2,037	167,099	157,841
Units purchased	-	-	12,437	29,411
Units transferred between sub-accounts	-	-	(10,523)	26,197
Units withdrawn, surrendered, and redeemed for contract charges	(125)	(208)	(5,866)	(46,350)
Units Outstanding End of Year	1,704	1,829	163,147	167,099

UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued	UNAUDITED
	SCA2		SCA3
	Sub-Account		Sub-Account

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$137,391	$152,320	$604,251	$65,701
Net realized gains (losses)	(20,217)	22,032	273,670	514,008
Net unrealized gains (losses)	(25,626)	(18,394)	(991,437)	708,923
Net Increase (Decrease) in net assets from operations	91,548	155,958	(113,516)	1,288,632
Contract Owner Transactions:
Purchase payments received	463,142	395,447	302,713	517,295
Net transfers between sub-accounts and fixed account	308,006	16,758	(35,588)	(291,580)
Withdrawals and surrenders	(10,156)	(18,289)	(179,786)	(60,381)
Mortality and expense risk charges	(24,648)	(20,121)	(17,158)	(19,175)
Charges for life insurance protection and monthly administration charge	(154,614)	(177,519)	(184,009)	(249,279)
Net increase (decrease) in net assets from contract owner activity	581,730	196,276	(113,828)	(103,120)
Total increase (decrease) in net assets	673,278	352,234	(227,344)	1,185,512
Net Assets
Beginning of year	3,201,765	2,849,531	4,479,936	3,294,424
End of year	$3,875,043	$3,201,765	$4,252,592	$4,479,936

Unit Transactions:
Units Outstanding Beginning of Year	228,845	215,554	137,110	139,612
Units purchased	33,214	26,778	9,115	12,551
Units transferred between sub-accounts	22,095	1,135	(1,074)	(7,075)
Units withdrawn, surrendered, and redeemed for contract charges	(13,578)	(14,622)	(11,476)	(7,978)
Units Outstanding End of Year	270,576	228,845	133,675	137,110

	SCA5		SCA7
	Sub-Account		Sub-Account

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$753,945	$-	$26,401	$26,675
Net realized gains (losses)	169,252	623,576	103,020	215,480
Net unrealized gains (losses)	(291,714)	(282,840)	125,095	247,581
Net Increase (Decrease) in net assets from operations	631,483	340,736	254,516	489,736
Contract Owner Transactions:
Purchase payments received	228,179	292,817	392,784	631,432
Net transfers between sub-accounts and fixed account	40,489	461,355	510,535	241,669
Withdrawals and surrenders	(81,545)	(49,533)	(55,266)	(76,200)
Mortality and expense risk charges	(18,277)	(18,136)	(20,778)	(20,322)
Charges for life insurance protection and monthly administration charge	(147,767)	(182,448)	(191,006)	(235,393)
Net increase (decrease) in net assets from contract owner activity	21,079	504,055	636,269	541,186
Total increase (decrease) in net assets	652,562	844,791	890,785	1,030,922
Net Assets
Beginning of year	3,609,657	2,764,866	3,954,847	2,923,925
End of year	$4,262,219	$3,609,657	$4,845,632	$3,954,847

Unit Transactions:
Units Outstanding Beginning of Year	203,455	171,043	284,851	241,536
Units purchased	39,452	18,829	26,685	50,538
Units transferred between sub-accounts	7,001	29,666	34,681	19,343
Units withdrawn, surrendered, and redeemed for contract charges	(42,808)	(16,083)	(18,144)	(26,566)
Units Outstanding End of Year	207,100	203,455	328,073	284,851
UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued	UNAUDITED

	SCB		SCM
	Sub-Account		Sub-Account

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$246,612	$-	$-	$3,716
Net realized gains (losses)	4,709	85,243	15,950	(246)
Net unrealized gains (losses)	(167,686)	165,189	(3,270)	23,471
Net Increase (Decrease) in net assets from operations	83,635	250,432	12,680	26,941
Contract Owner Transactions:
Purchase payments received	152,685	194,479	44,740	20,733
Net transfers between sub-accounts and fixed account	(136,235)	27,498	(131,061)	154,585
Withdrawals and surrenders	(19,055)	(80,720)	619	-
Mortality and expense risk charges	(12,381)	(11,962)	(1,467)	(1,045)
Charges for life insurance protection and monthly administration charge	(95,687)	(141,021)	(11,941)	(11,110)
Net increase (decrease) in net assets from contract owner activity	(110,673)	(11,726)	(99,110)	163,163
Total increase (decrease) in net assets	(27,038)	238,706	(86,430)	190,104
Net Assets
Beginning of year	2,071,236	1,832,530	286,649	96,545
End of year	$2,044,198	$2,071,236	$200,219	$286,649

Unit Transactions:
Units Outstanding Beginning of Year	131,940	132,167	17,353	7,018
Units purchased	9,894	3,765	2,498	1,313
Units transferred between sub-accounts	(8,828)	532	(7,495)	9,792
Units withdrawn, surrendered, and redeemed for contract charges	(8,238)	(4,524)	(681)	(770)
Units Outstanding End of Year	124,768	131,940	11,675	17,353

	AN2		AN3
	Sub-Account [a]		Sub-Account

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$-	$-	$247,557	$44,926
Net realized gains (losses)	2,068	4,398	246,489	345,723
Net unrealized gains (losses)	32,287	9,080	(190,690)	253,959
Net Increase (Decrease) in net assets from operations	34,355	13,478	303,356	644,608
Contract Owner Transactions:
Purchase payments received	-	-	440,151	693,503
Net transfers between sub-accounts and fixed account	-	(5,656)	(687,064)	71,212
Withdrawals and surrenders	(5)	(587)	(235,687)	(159,715)
Mortality and expense risk charges	(907)	(1,082)	(26,282)	(25,296)
Charges for life insurance protection and monthly administration charge	(5,672)	(7,998)	(223,600)	(324,665)
Net increase (decrease) in net assets from contract owner activity	(6,584)	(15,323)	(732,482)	255,039
Total increase (decrease) in net assets	27,771	(1,845)	(429,126)	899,647
Net Assets
Beginning of year	170,887	172,732	4,503,178	3,603,531
End of year	$198,658	$170,887	$4,074,052	$4,503,178

Unit Transactions:
Units Outstanding Beginning of Year	22,621	24,780	356,895	334,161
Units purchased	-	-	34,188	61,818
Units transferred between sub-accounts	-	(797)	(53,363)	6,348
Units withdrawn, surrendered, and redeemed for contract charges	(838)	(1,362)	(37,716)	(45,432)
Units Outstanding End of Year	21,783	22,621	300,004	356,895
(a) This fund is closed to new premiums or transfers.

UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued	UNAUDITED

	FL4		FL5
	Sub-Account		Sub-Account

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$240,897	$177,169	$357,586	$503,943
Net realized gains (losses)	759,145	338,057	-	-
Net unrealized gains (losses)	208,993	1,256,936	-	-
Net Increase (Decrease) in net assets from operations	1,209,035	1,772,162	357,586	503,943
Contract Owner Transactions:
Purchase payments received	1,166,241	1,991,011	1,611,902	3,763,662
Net transfers between sub-accounts and fixed account	(790,193)	1,327,435	(1,252,337)	(4,567,367)
Withdrawals and surrenders	(456,779)	65,394	(167,138)	(334,800)
Mortality and expense risk charges	(78,197)	(74,137)	(68,568)	(78,452)
Charges for life insurance protection and monthly administration charge	(776,949)	(1,033,557)	(648,045)	(1,020,767)
Net increase (decrease) in net assets from contract owner activity	(935,877)	2,276,146	(524,186)	(2,237,724)
Total increase (decrease) in net assets	273,158	4,048,308	(166,600)	(1,733,781)
Net Assets
Beginning of year	14,503,213	10,454,905	10,150,547	11,884,328
End of year	$14,776,371	$14,503,213	$9,983,947	$10,150,547

Unit Transactions:
Units Outstanding Beginning of Year	1,235,790	1,030,028	890,859	1,092,670
Units purchased	100,335	179,986	144,154	339,429
Units transferred between sub-accounts	(67,955)	119,999	(112,066)	(411,912)
Units withdrawn, surrendered, and redeemed for contract charges	(112,863)	(94,223)	(78,995)	(129,328)
Units Outstanding End of Year	1,155,307	1,235,790	843,952	890,859

	FL6		FL7
	Sub-Account		Sub-Account

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$88,006	$65,733	$532,514	$38,151
Net realized gains (losses)	239,561	840,432	410,395	394,128
Net unrealized gains (losses)	918,008	(284,768)	78,243	480,507
Net Increase (Decrease) in net assets from operations	1,245,575	621,397	1,021,152	912,786
Contract Owner Transactions:
Purchase payments received	1,244,659	763,234	567,112	787,072
Net transfers between sub-accounts and fixed account	486,509	1,130,313	120,136	398,645
Withdrawals and surrenders	(51,000)	(190,127)	(418,230)	(80,920)
Mortality and expense risk charges	(39,015)	(31,691)	(30,474)	(30,345)
Charges for life insurance protection and monthly administration charge	(328,177)	(322,526)	(326,606)	(405,690)
Net increase (decrease) in net assets from contract owner activity	1,312,976	1,349,203	(88,062)	668,762
Total increase (decrease) in net assets	2,558,551	1,970,600	933,090	1,581,548
Net Assets
Beginning of year	6,730,499	4,759,899	6,206,851	4,625,303
End of year	$9,289,050	$6,730,499	$7,139,941	$6,206,851

Unit Transactions:
Units Outstanding Beginning of Year	414,771	326,818	421,594	370,882
Units purchased	71,748	49,754	32,280	59,683
Units transferred between sub-accounts	28,041	73,684	6,838	30,229
Units withdrawn, surrendered, and redeemed for contract charges	(24,114)	(35,485)	(44,146)	(39,200)
Units Outstanding End of Year	490,446	414,771	416,566	421,594

UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued	UNAUDITED

	FL8		FTG
	Sub-Account		Sub-Account

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$12,502	$3,093	$123,574	$17,958
Net realized gains (losses)	55,695	55,687	30,435	97,463
Net unrealized gains (losses)	494,660	37,383	(65,188)	150,939
Net Increase (Decrease) in net assets from operations	562,857	96,163	88,821	266,360
Contract Owner Transactions:
Purchase payments received	313,276	182,659	152,148	155,623
Net transfers between sub-accounts and fixed account	91,524	823,374	327,199	534,089
Withdrawals and surrenders	(21,154)	(22,121)	(52,461)	(35,694)
Mortality and expense risk charges	(11,758)	(10,221)	(9,651)	(8,221)
Charges for life insurance protection and monthly administration charge	(104,054)	(110,156)	(82,655)	(82,981)
Net increase (decrease) in net assets from contract owner activity	267,834	863,535	334,580	562,816
Total increase (decrease) in net assets	830,691	959,698	423,401	829,176
Net Assets
Beginning of year	2,093,330	1,133,632	1,836,551	1,007,375
End of year	$2,924,021	$2,093,330	$2,259,952	$1,836,551

Unit Transactions:
Units Outstanding Beginning of Year	228,802	133,080	84,981	56,779
Units purchased	33,845	20,248	6,648	7,798
Units transferred between sub-accounts	9,926	91,270	14,297	26,762
Units withdrawn, surrendered, and redeemed for contract charges	(14,723)	(15,796)	(6,325)	(6,358)
Units Outstanding End of Year	257,850	228,802	99,601	84,981

	FTI		PHY
	Sub-Account		Sub-Account

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$429,117	$69,424	$85,465	$76,869
Net realized gains (losses)	379,652	154,141	554	1,108
Net unrealized gains (losses)	(16,390)	843,727	(42,655)	20,826
Net Increase (Decrease) in net assets from operations	792,379	1,067,292	43,364	98,803
Contract Owner Transactions:
Purchase payments received	581,926	884,819	265,782	145,026
Net transfers between sub-accounts and fixed account	(579,170)	694,348	434,632	233,027
Withdrawals and surrenders	(225,509)	(63,997)	(29,529)	(5,087)
Mortality and expense risk charges	(29,575)	(31,024)	(10,301)	(6,995)
Charges for life insurance protection and monthly administration charge	(288,018)	(361,394)	(66,619)	(68,749)
Net increase (decrease) in net assets from contract owner activity	(540,346)	1,122,752	593,965	297,222
Total increase (decrease) in net assets	252,033	2,190,044	637,329	396,025
Net Assets
Beginning of year	6,578,061	4,388,017	1,371,917	975,892
End of year	$6,830,094	$6,578,061	$2,009,246	$1,371,917

Unit Transactions:
Units Outstanding Beginning of Year	299,049	242,295	82,498	64,013
Units purchased	25,706	44,727	15,458	9,020
Units transferred between sub-accounts	(25,579)	35,099	25,312	14,492
Units withdrawn, surrendered, and redeemed for contract charges	(23,991)	(23,072)	(6,179)	(5,027)
Units Outstanding End of Year	275,185	299,049	117,089	82,498

UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Asset – continued                                                                                                              UNAUDITED

	PMB		PRR
	Sub-Account		Sub-Account
	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$105,306	$103,122	$60,672	$65,820
Net realized gains (losses)	25,912	46,543	(13,661)	39,468
Net unrealized gains (losses)	(25,534)	33,556	44,319	(95,405)
Net Increase (Decrease) in net assets from operations	105,684	183,221	91,330	9,883
Contract Owner Transactions:
Purchase payments received	371,136	361,446	147,284	280,429
Net transfers between sub-accounts and fixed account	105,622	332,714	77,435	(75,983)
Withdrawals and surrenders	(91,960)	(20,833)	(27,133)	52,987
Mortality and expense risk charges	(14,932)	(11,912)	(9,844)	(10,468)
Charges for life insurance protection and monthly administration charge	(129,531)	(156,388)	(96,694)	(127,779)
Net increase (decrease) in net assets from contract owner activity	240,335	505,027	91,048	119,186
Total increase (decrease) in net assets	346,019	688,248	182,378	129,069
Net Assets
Beginning of year	2,343,742	1,655,494	1,649,374	1,520,305
End of year	$2,689,761	$2,343,742	$1,831,752	$1,649,374

Unit Transactions:
Units Outstanding Beginning of Year	112,396	86,740	133,728	124,133
Units purchased	17,470	18,362	11,430	22,576
Units transferred between sub-accounts	4,978	16,902	6,011	(6,117)
Units withdrawn, surrendered, and redeemed for contract charges	(11,120)	(9,608)	(10,373)	(6,864)
Units Outstanding End of Year	123,724	112,396	140,796	133,728

	PTR		PLD
	Sub-Account		Sub-Account
	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$188,114	$186,683	$213,494	$207,377
Net realized gains (losses)	(35,893)	14,596	(12,714)	(15,204)
Net unrealized gains (losses)	99,986	(27,320)	88,775	2,767
Net Increase (Decrease) in net assets from operations	252,207	173,959	289,555	194,940
Contract Owner Transactions:
Purchase payments received	487,416	791,166	594,820	863,670
Net transfers between sub-accounts and fixed account	(57,733)	1,446,317	950,181	105,714
Withdrawals and surrenders	(160,225)	25,559	(146,057)	(83,515)
Mortality and expense risk charges	(34,838)	(29,240)	(54,534)	(35,631)
Charges for life insurance protection and monthly administration charge	(288,551)	(363,449)	(302,866)	(398,312)
Net increase (decrease) in net assets from contract owner activity	(53,931)	1,870,353	1,041,544	451,926
Total increase (decrease) in net assets	198,276	2,044,312	1,331,099	646,866
Net Assets
Beginning of year	5,471,351	3,427,039	5,234,503	4,587,637
End of year	$5,669,627	$5,471,351	$6,565,602	$5,234,503

Unit Transactions:
Units Outstanding Beginning of Year	455,277	296,124	496,216	452,259
Units purchased	46,593	67,322	56,007	84,006
Units transferred between sub-accounts	(5,518)	123,071	89,609	10,282
Units withdrawn, surrendered, and redeemed for contract charges	(46,230)	(31,240)	(47,391)	(50,331)
Units Outstanding End of Year	450,122	455,277	594,441	496,216

UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Asset - continued                                                                                                             UNAUDITED

	LCG		SSC
	Sub-Account		Sub-Account
	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$-	$-	$252,509	$9,027
Net realized gains (losses)	(171)	-	95,502	180,522
Net unrealized gains (losses)	6,730	-	(279,305)	240,135
Net Increase (Decrease) in net assets from operations	6,559	-	68,706	429,684
Contract Owner Transactions:
Purchase payments received	-	-	391,495	382,164
Net transfers between sub-accounts and fixed account	289,216	-	602,293	532,308
Withdrawals and surrenders	-	-	(169,860)	5,439
Mortality and expense risk charges	(787)	-	(19,213)	(16,875)
Charges for life insurance protection and monthly administration charge	(7,502)	-	(184,245)	(210,350)
Net increase (decrease) in net assets from contract owner activity	280,927	-	620,470	692,686
Total increase (decrease) in net assets	287,486	-	689,176	1,122,370
Net Assets
Beginning of year	-	-	3,365,461	2,243,091
End of year	$287,486	$-	$4,054,637	$3,365,461

Unit Transactions:
Units Outstanding Beginning of Year	-	-	151,365	118,476
Units purchased	-	-	16,888	18,145
Units transferred between sub-accounts	29,120	-	25,997	25,274
Units withdrawn, surrendered, and redeemed for contract charges	(835)	-	(16,103)	(10,530)
Units Outstanding End of Year	28,285	-	178,147	151,365

	SCV		DGO
	Sub-Account		Sub-Account
	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$324,341	$7,965	$-	$-
Net realized gains (losses)	16,367	93,555	1,132	11,416
Net unrealized gains (losses)	(184,350)	165,346	17,617	(4,838)
Net Increase (Decrease) in net assets from operations	156,358	266,866	18,749	6,578
Contract Owner Transactions:
Purchase payments received	459,971	228,263	18,685	60,545
Net transfers between sub-accounts and fixed account	396,572	623,363	4,687	(69,639)
Withdrawals and surrenders	(23,324)	4,057	(674)	(633)
Mortality and expense risk charges	(11,106)	(6,813)	(1,023)	(1,162)
Charges for life insurance protection and monthly administration charge	(91,295)	(63,876)	(6,537)	(11,296)
Net increase (decrease) in net assets from contract owner activity	730,818	784,994	15,138	(22,185)
Total increase (decrease) in net assets	887,176	1,051,860	33,887	(15,607)
Net Assets
Beginning of year	1,950,850	898,990	110,853	126,460
End of year	$2,838,026	$1,950,850	$144,740	$110,853

Unit Transactions:
Units Outstanding Beginning of Year	116,029	66,869	7,498	9,097
Units purchased	25,884	14,295	1,031	4,364
Units transferred between sub-accounts	22,311	39,038	259	(5,019)
Units withdrawn, surrendered, and redeemed for contract charges	(7,080)	(4,173)	(455)	(944)
Units Outstanding End of Year	157,144	116,029	8,333	7,498

UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued	UNAUDITED

	DMC		LA1
	Sub-Account		Sub-Account
	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$474,701	$12,279	$-	$18,011
Net realized gains (losses)	143,745	582,192	32,605	54,911
Net unrealized gains (losses)	(366,740)	(318,759)	139,267	92,467
Net Increase (Decrease) in net assets from operations	251,706	275,712	171,872	165,389
Contract Owner Transactions:
Purchase payments received	385,696	605,814	224,946	167,969
Net transfers between sub-accounts and fixed account	(792,401)	490,047	866,579	595,338
Withdrawals and surrenders	(326,857)	(48,169)	(10,627)	1,474
Mortality and expense risk charges	(20,426)	(22,020)	(15,738)	(6,866)
Charges for life insurance protection and monthly administration charge	(195,197)	(269,069)	(96,842)	(69,627)
Net increase (decrease) in net assets from contract owner activity	(949,185)	756,603	968,318	688,288
Total increase (decrease) in net assets	(697,479)	1,032,315	1,140,190	853,677
Net Assets
Beginning of year	4,121,919	3,089,604	1,541,818	688,141
End of year	$3,424,440	$4,121,919	$2,682,008	$1,541,818

Unit Transactions:
Units Outstanding Beginning of Year	289,998	234,302	108,969	57,041
Units purchased	25,575	44,596	15,679	12,672
Units transferred between sub-accounts	(52,536)	36,074	60,493	44,915
Units withdrawn, surrendered, and redeemed for contract charges	(35,970)	(24,974)	(8,577)	(5,659)
Units Outstanding End of Year	227,067	289,998	176,564	108,969

	LA2		OCF
	Sub-Account		Sub-Account

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$-	$7,398	$1,494	$1,177
Net realized gains (losses)	31,893	143,021	14,024	2,490
Net unrealized gains (losses)	75,055	5,790	91,780	27,364
Net Increase (Decrease) in net assets from operations	106,948	156,209	107,298	31,031
Contract Owner Transactions:
Purchase payments received	273,377	299,084	64,444	84,364
Net transfers between sub-accounts and fixed account	1,356,921	37,514	14,212	243,540
Withdrawals and surrenders	(73,372)	(41,902)	(16,787)	(599)
Mortality and expense risk charges	(14,726)	(8,000)	(3,209)	(2,396)
Charges for life insurance protection and monthly administration charge	(112,179)	(100,437)	(27,272)	(25,722)
Net increase (decrease) in net assets from contract owner activity	1,430,021	186,259	31,388	299,187
Total increase (decrease) in net assets	1,536,969	342,468	138,686	330,218
Net Assets
Beginning of year	1,529,163	1,186,695	611,245	281,027
End of year	$3,066,132	$1,529,163	$749,931	$611,245

Unit Transactions:
Units Outstanding Beginning of Year	103,941	90,528	47,715	23,682
Units purchased	17,249	21,538	4,408	6,777
Units transferred between sub-accounts	85,979	2,701	972	19,563
Units withdrawn, surrendered, and redeemed for contract charges	(12,617)	(10,826)	(3,233)	(2,307)
Units Outstanding End of Year	194,552	103,941	49,862	47,715

UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued	UNAUDITED

	VGI		TBC
	Sub-Account		Sub-Account

	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$42,117	$5,224	$-	$8,690
Net realized gains (losses)	6,313	39,112	127,334	49,847
Net unrealized gains (losses)	(778)	47,125	352,358	206,373
Net Increase (Decrease) in net assets from operations	47,652	91,461	479,692	264,910
Contract Owner Transactions:
Purchase payments received	88,277	104,231	317,830	455,787
Net transfers between sub-accounts and fixed account	144,538	203,538	444,044	178,865
Withdrawals and surrenders	1,585	(152)	(211,501)	(37,627)
Mortality and expense risk charges	(4,438)	(3,365)	(20,548)	(17,912)
Charges for life insurance protection and monthly administration charge	(33,185)	(35,769)	(163,855)	(206,662)
Net increase (decrease) in net assets from contract owner activity	196,777	268,483	365,970	372,451
Total increase (decrease) in net assets	244,429	359,944	845,662	637,361
Net Assets
Beginning of year	736,455	376,511	3,054,317	2,416,956
End of year	$980,884	$736,455	$3,899,979	$3,054,317
Unit Transactions:
Units Outstanding Beginning of Year	49,615	29,484	226,597	196,686
Units purchased	5,731	7,815	22,230	36,603
Units transferred between sub-accounts	9,389	15,261	31,141	14,364
Units withdrawn, surrendered, and redeemed for contract charges	(2,338)	(2,945)	(27,705)	(21,056)
Units Outstanding End of Year	62,397	49,615	252,263	226,597

UNAUDITED

Sun Life of Canada (U.S.) Variable Account I

Statements of Condition - December 31, 2006

Assets:
Investments in:	Shares	Cost	Value
AIM Variable Insurance Funds, Inc.:
V.I. Capital Appreciation Fund Sub-Account (“AIM1”)	71,461	$1,693,600	$1,873,718
V.I. Growth Fund Sub-Account (“AIM2”)	-	-	-
V.I. Core Equity Fund Sub-Account (“AIM3”) [a]	45,896	1,075,603	1,249,292
V.I. International Growth Fund Sub-Account (“AIM4”)	200,224	4,466,870	5,892,590
V.I. Premier Equity Fund Sub-Account (“AIM5”)	-	-	-
V.I. Dynamics Fund Sub-Account (“IV1”) [a]	18,713	202,802	320,935
V.I. Small Cap Growth Fund Sub-Account (“IV2”) [a]	19,311	253,312	357,259
The Alger American Fund:
Growth Portfolio Sub-Account (“AL1”)	7,049	252,607	290,576
Income and Growth Portfolio Sub-Account (“AL2”)	24,094	233,261	267,204
Small Capitalization Portfolio Sub-Account (“AL3”)	5,020	83,016	142,682
Mid Cap Growth Portfolio Sub-Account (“AL4”)	17,150	346,823	355,866
Goldman Sachs Variable Insurance Trust:
CORE Small Cap Equity Fund Sub-Account (“GS2”)	26,770	372,965	386,560
Structured US Equity Fund Sub-Account (“GS3”)	116,200	1,382,165	1,704,656
Growth and Income Fund Sub-Account (“GS4”)	40,044	492,358	557,007
International Equity Fund Sub-Account (“GS5”)	91,611	910,943	1,327,436
Mid Cap Value Fund Sub-Account (“GS8”) [b]	67,522	1,089,658	1,086,429
MFS/Sun Life Series Trust:
Capital Appreciation Series Sub-Account (“CAS”) [a]	12,764	200,030	261,668
Massachusetts Investors Trust Series Sub-Account (“CGS”)	53,149	1,430,231	1,801,223
Emerging Growth Series Sub-Account (“EGS”) [a]	25,787	314,155	475,771
Government Securities Series Sub-Account (“GSS”)	266,613	3,440,424	3,372,649
High Yield Series Sub-Account (“HYS”)	471,547	3,192,288	3,267,820
Massachusetts Investors Growth Stock Series Sub-Account (“MIS”)	139,483	1,267,728	1,467,362
New Discovery Series Sub-Account (“NWD”)	86,921	1,188,123	1,411,591
Total Return Series Sub-Account (“TRS”)	246,878	4,354,151	4,942,494
Utilities Series Sub-Account (“UTS”)	72,504	1,316,301	1,685,709
Value Series Sub-Account (“EIS”)	106,461	1,780,431	1,990,815
OCC Accumulation Trust:
Equity Portfolio Sub-Account (“OP1”)	8,849	303,727	367,064
Mid Cap Portfolio Sub-Account (“OP2”)	7,904	110,609	123,150
Small Cap Portfolio Sub-Account (“OP3”)	10,965	321,163	402,870
Managed Portfolio Sub-Account (“OP4”)	577	22,654	23,948
Sun Capital Advisers Trust:
Sun Capital Money Market Fund Sub-Account (“SCA1”)	1,963,728	1,963,728	1,963,728
Sun Capital Investment Grade Bond Fund Sub-Account (“SCA2”)	332,824	3,295,557	3,201,765
Sun Capital Real Estate Fund Sub-Account (“SCA3”)	182,111	3,212,177	4,479,936
Sun Capital Blue Chip Mid-Cap Fund Sub-Account (“SCA5”)	189,583	3,262,989	3,609,657
Sun Capital Davis Venture Value Fund Sub-Account (“SCA7”)	300,292	3,200,230	3,954,847
Sun Capital Oppenheimer Main Street Small Cap Fund Sub-Account (“SCB”)	137,899	1,938,113	2,071,236
Sun Capital All Cap Fund Sub-Account (“SCM”)	23,173	275,673	286,649
AllianceBernstein Variable Product Series Fund, Inc.:
VP Global Technology Portfolio Sub-Account (“AN2”) [a]	10,088	138,714	170,887
VP Growth and Income Portfolio Sub-Account (“AN3”)	167,218	3,762,394	4,503,178
Fidelity Variable Insurance Products Fund:
Fidelity VIP Index 500 Portfolio Sub-Account (“FL4”)	90,149	11,818,024	14,503,213
Fidelity VIP Money Market Portfolio Sub-Account (“FL5”)	10,150,547	10,150,547	10,150,547
Fidelity VIP ContrafundTM Portfolio Sub-Account (“FL6”)	214,484	5,979,879	6,730,499
Fidelity VIP Overseas Portfolio Sub-Account (“FL7”)	260,136	4,481,949	6,206,851
Fidelity VIP Growth Portfolio Sub-Account (“FL8”)	58,604	1,926,402	2,093,330
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton Growth Securities Fund Sub-Account (“FTG”)	115,289	1,543,036	1,836,551
Franklin Templeton Foreign Securities Fund Sub-Account (“FTI”)	351,392	5,010,515	6,578,061
PIMCO Variable Insurance Trust:
PIMCO High Yield Portfolio Sub-Account (“PHY”)	164,498	1,349,628	1,371,917
PIMCO Emerging Markets Bond Portfolio Sub-Account (“PMB”)	167,890	2,243,133	2,343,742
PIMCO Real Return Portfolio Sub-Account (“PRR”)	138,254	1,756,319	1,649,374
PIMCO Total Return Portfolio Sub-Account (“PTR”)	540,647	5,569,983	5,471,351
PIMCO Low Duration Fund Sub-Account (“PLD”)	520,328	5,323,006	5,234,503
See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Condition - December 31, 2006 - continued

Assets:
	Shares	Cost	Value
Scudder VIT Funds:
Scudder VIT Small Cap Index Fund Sub-Account (“SSC”)	208,905	$2,843,115	$3,365,461
Scudder Variable Series II:
SVS Dreman Small Cap Value Portfolio Sub-Account (“SCV”)	85,078	1,722,573	1,950,850
Delaware Variable Insurance Products Trust:
VIP Growth Opportunities Series Sub-Account (“DGO”)	5,862	109,140	110,853
Dreyfus Investment Portfolios:
MidCap Stock Portfolio Sub-Account (“DMC”)	237,028	3,953,707	4,121,919
Lord Abbett Series Fund, Inc.:
Growth and Income Portfolio Sub-Account (“LA1”)	52,550	1,469,755	1,541,818
Mid-Cap Value Portfolio Sub-Account (“LA2”)	70,210	1,493,742	1,529,163
Oppenheimer Variable Account Funds:
Capital Appreciation Fund Sub-Account (“OCF”)	14,754	569,837	611,245
Van Kampen Life Insurance Trust:
LIT Growth & Income Portfolio Sub-Account (“VGI”)	33,475	667,526	736,455
T. Rowe Price Equity Series, Inc.:
T.Rowe Price Blue Chip Growth Portfolio Sub-Account (“TBC”)	290,334	2,534,560	3,054,317
Total Assets:		$125,663,947	$142,840,249

(a) This investment option is closed to new premiums or transfers.
(b) Effective May 1, 2006, this investment option is closed to new premiums or transfers.

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Condition - December 31, 2006 – continued

Net Assets Applicable to Contract Owners:	Units	Net Assets Value
AIM Variable Insurance Funds, Inc.:
V.I. Capital Appreciation Fund Sub-Account (“AIM1”)	186,833	$1,873,718
V.I. Growth Fund Sub-Account (“AIM2”)	-	-
V.I. Core Equity Fund Sub-Account (“AIM3”) [a]	116,873	1,249,292
V.I. International Growth Fund Sub-Account (“AIM4”)	351,267	5,892,590
V.I. Premier Equity Fund Sub-Account (“AIM5”)	-	-
V.I. Dynamics Fund Sub-Account (“IV1”) [a]	30,465	320,935
V.I. Small Cap Growth Fund Sub-Account (“IV2”) [a]	34,509	357,259
The Alger American Fund:
Growth Portfolio Sub-Account (“AL1”)	32,329	290,576
Income and Growth Portfolio Sub-Account (“AL2”)	25,907	267,204
Small Capitalization Portfolio Sub-Account (“AL3”)	11,152	142,682
Mid Cap Growth Portfolio Sub-Account (“AL4”)	23,352	355,866
Goldman Sachs Variable Insurance Trust:
CORE Small Cap Equity Fund Sub-Account (“GS2”)	19,409	386,560
Structured US Equity Fund Sub-Account (“GS3”)	144,902	1,704,656
Growth and Income Fund Sub-Account (“GS4”)	39,319	557,007
International Equity Fund Sub-Account (“GS5”)	102,983	1,327,436
Mid Cap Value Fund Sub-Account (“GS8”) [b]	68,934	1,086,429
MFS/Sun Life Series Trust:
Capital Appreciation Series Sub-Account (“CAS”) [a]	31,485	261,668
Massachusetts Investors Trust Series Sub-Account (“CGS”)	158,329	1,801,223
Emerging Growth Series Sub-Account (“EGS”) [a]	53,802	475,771
Government Securities Series Sub-Account (“GSS”)	256,685	3,372,649
High Yield Series Sub-Account (“HYS”)	219,625	3,267,820
Massachusetts Investors Growth Stock Series Sub-Account (“MIS”)	164,036	1,467,362
New Discovery Series Sub-Account (“NWD”)	127,257	1,411,591
Total Return Series Sub-Account (“TRS”)	336,951	4,942,494
Utilities Series Sub-Account (“UTS”)	99,015	1,685,709
Value Series Sub-Account (“EIS”)	133,384	1,990,815
OCC Accumulation Trust:
Equity Portfolio Sub-Account (“OP1”)	25,041	367,064
Mid Cap Portfolio Sub-Account (“OP2”)	4,314	123,150
Small Cap Portfolio Sub-Account (“OP3”)	16,571	402,870
Managed Portfolio Sub-Account (“OP4”)	1,829	23,948
Sun Capital Advisers Trust:
Sun Capital Money Market Fund Sub-Account (“SCA1”)	167,099	1,963,728
Sun Capital Investment Grade Bond Fund Sub-Account (“SCA2”)	228,845	3,201,765
Sun Capital Real Estate Fund Sub-Account (“SCA3”)	137,110	4,479,936
Sun Capital Blue Chip Mid-Cap Fund Sub-Account (“SCA5”)	203,455	3,609,657
Sun Capital Davis Venture Value Fund Sub-Account (“SCA7”)	284,851	3,954,847
Sun Capital Oppenheimer Main Street Small Cap Fund Sub-Account (“SCB”)	131,940	2,071,236
Sun Capital All Cap Fund Sub-Account (“SCM”)	17,353	286,649
AllianceBernstein Variable Product Series Fund, Inc.:
VP Global Technology Portfolio Sub-Account (“AN2”) [a]	22,621	170,887
VP Growth and Income Portfolio Sub-Account (“AN3”)	356,895	4,503,178
Fidelity Variable Insurance Products Fund:
Fidelity VIP Index 500 Portfolio Sub-Account (“FL4”)	1,235,790	14,503,213
Fidelity VIP Money Market Portfolio Sub-Account (“FL5”)	890,859	10,150,547
Fidelity VIP ContrafundTM Portfolio Sub-Account (“FL6”)	414,771	6,730,499
Fidelity VIP Overseas Portfolio Sub-Account (“FL7”)	421,594	6,206,851
Fidelity VIP Growth Portfolio Sub-Account (“FL8”)	228,802	2,093,330
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton Growth Securities Fund Sub-Account (“FTG”)	84,981	1,836,551
Franklin Templeton Foreign Securities Fund Sub-Account (“FTI”)	299,049	6,578,061
PIMCO Variable Insurance Trust:
PIMCO High Yield Portfolio Sub-Account (“PHY”)	82,498	1,371,917
PIMCO Emerging Markets Bond Portfolio Sub-Account (“PMB”)	112,396	2,343,742
PIMCO Real Return Portfolio Sub-Account (“PRR”)	133,728	1,649,374
PIMCO Total Return Portfolio Sub-Account (“PTR”)	455,277	5,471,351
PIMCO Low Duration Fund Sub-Account (“PLD”)	496,216	5,234,503

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Condition - December 31, 2006 – continued

Net Assets Applicable to Contract Owners:	Units	Net Assets value
Scudder VIT Funds:
Scudder VIT Small Cap Index Fund Sub-Account (“SSC”)	151,365	$3,365,461
Scudder Variable Series II:
SVS Dreman Small Cap Value Portfolio Sub-Account (“SCV”)	116,029	1,950,850
Delaware Variable Insurance Products Trust:
VIP Growth Opportunities Series Sub-Account (“DGO”)	7,498	110,853
Dreyfus Investment Portfolios:
MidCap Stock Portfolio Sub-Account (“DMC”)	289,998	4,121,919
Lord Abbett Series Fund, Inc.:
Growth and Income Portfolio Sub-Account (“LA1”)	108,969	1,541,818
Mid-Cap Value Portfolio Sub-Account (“LA2”)	103,941	1,529,163
Oppenheimer Variable Account Funds
Capital Appreciation Fund Sub-Account (“OCF”)	47,715	611,245
Van Kampen Life Insurance Trust:
LIT Growth & Income Portfolio Sub-Account (“VGI”)	49,615	736,455
T. Rowe Price Equity Series, Inc.:
T.Rowe Price Blue Chip Growth Portfolio Sub-Account (“TBC”)	226,597	3,054,317
Net Assets Applicable to Contract Holders		$142,840,249

(a) This investment option is closed to new premiums or transfers.
(b) Effective May 1, 2006, this investment option is closed to new premiums or transfers.

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Operations - For the Year Ended December 31, 2006

	AIM1	AIM2 [a] [c]	AIM3 [a]
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$1,082	$-	$9,602

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	101,957	236,959	228,557
Realized gain distributions	-	-	-
Net realized gains (losses)	101,957	236,959	228,557

Change in unrealized appreciation (depreciation) during year	(39,505)	(186,579)	(18,548)

Increase (Decrease) in Net Assets from Operations	$63,534	$50,380	$219,611

	AIM4	AIM5 [a] [c]	IV1 [a]
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$55,085	$7,820	$-

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	497,710	163,995	15,773
Realized gain distributions	-	-	-
Net realized gains (losses)	497,710	163,995	15,773

Change in unrealized appreciation (depreciation) during year	569,093	(131,024)	30,885

Increase (Decrease) in Net Assets from Operations	$1,121,888	$40,791	$46,658

	IV2 [a]	AL1	AL2
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$-	$512	$4,614

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	27,017	24,830	13,621
Realized gain distributions	-	-	-
Net realized gains (losses)	27,017	24,830	13,621

Change in unrealized appreciation (depreciation) during year	21,829	(4,451)	13,467

Increase (Decrease) in Net Assets from Operations	$48,846	$20,891	$31,702

	AL3	AL4	GS2
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$-	$-	$2,581

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	5,293	(7,309)	6,256
Realized gain distributions	-	46,926	28,169
Net realized gains (losses)	5,293	39,617	34,425

Change in unrealized appreciation (depreciation) during year	19,824	(8,037)	5,023

Increase (Decrease) in Net Assets from Operations	$25,117	$31,580	$42,029

(a) This fund is not open to new premiums or transfers.
(c) Effective April 30, 2006, AIM V.I. Premium Equity Fund [AIM5] was merged into AIM V.I. Core Equity Fund [AIM3] and AIM V.I. Growth Fund [AIM2] was merged into AIM V.I. Capital Appreciation Fund [AIM1].
See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Operations - For the Year Ended December 31, 2006 – continued

	GS3	GS4	GS5
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$18,075	$8,877	$20,926

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	66,451	51,463	89,015
Realized gain distributions	-	21,335	-
Net realized gains (losses)	66,451	72,798	89,015

Change in unrealized appreciation (depreciation) during year	113,264	25,855	142,007

Increase (Decrease) in Net Assets from Operations	$197,790	$107,530	$251,948

	GS8 [b]	CAS [a]	CGS
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$9,855	$592	$13,775

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	42,826	10,996	93,067
Realized gain distributions	108,566	-	-
Net realized gains (losses)	151,392	10,996	93,067

Change in unrealized appreciation (depreciation) during year	17,399	3,253	111,496

Increase (Decrease) in Net Assets from Operations	$178,646	$14,841	$218,338

	EGS [a]	GSS	HYS
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$-	$141,847	$226,131

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	25,167	(39,397)	8,713
Realized gain distributions	-	-	-
Net realized gains (losses)	25,167	(39,397)	8,713

Change in unrealized appreciation (depreciation) during year	11,799	14,282	62,695

Increase (Decrease) in Net Assets from Operations	$36,966	$116,732	$297,539

	MIS	NWD	TRS
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$1,219	$-	$130,720

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	29,143	101,356	118,368
Realized gain distributions	-	-	184,349
Net realized gains (losses)	29,143	101,356	302,717

Change in unrealized appreciation (depreciation) during year	71,858	49,317	128,930

Increase (Decrease) in Net Assets from Operations	$102,220	$150,673	$562,367

(a) This fund is not open to new premiums or transfers.
(b) Effective May 1, 2006, Goldman Sachs Mid Cap Value Fund is closed to new premiums or transfers.

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Operations - For the Year Ended December 31, 2006 - continued

	UTS	EIS	OP1
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$30,506	$19,958	$2,888

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	163,209	83,202	42,979
Realized gain distributions	-	48,921	37,453
Net realized gains (losses)	163,209	132,123	80,432

Change in unrealized appreciation (depreciation) during year	143,184	143,511	11,453

Increase (Decrease) in Net Assets from Operations	$336,899	$295,592	$94,773

	OP2	OP3	OP4
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$-	$-	$415

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	698	977	(144)
Realized gain distributions	16,807	20,246	2,565
Net realized gains (losses)	17,505	21,223	2,421

Change in unrealized appreciation (depreciation) during year	(2,632)	59,138	(619)

Increase (Decrease) in Net Assets from Operations	$14,873	$80,361	$2,217

	SCA1	SCA2	SCA3
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$87,711	$152,320	$65,701

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	-	(11,082)	336,140
Realized gain distributions	-	33,114	177,868
Net realized gains (losses)	-	22,032	514,008

Change in unrealized appreciation (depreciation) during year	2	(18,394)	708,923

Increase (Decrease) in Net Assets from Operations	$87,713	$155,958	$1,288,632

	SCA5	SCA7	SCB
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$-	$26,675	$-

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	89,321	215,480	6,399
Realized gain distributions	534,255	-	78,844
Net realized gains (losses)	623,576	215,480	85,243

Change in unrealized appreciation (depreciation) during year	(282,840)	247,581	165,189

Increase (Decrease) in Net Assets from Operations	$340,736	$489,736	$250,432

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Operations - For the Year Ended December 31, 2006 - continued

	SCM	AN2 [a]	AN3
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$3,716	$-	$44,926

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	(1,054)	4,398	144,010
Realized gain distributions	808	-	201,713
Net realized gains (losses)	(246)	4,398	345,723

Change in unrealized appreciation (depreciation) during year	23,471	9,080	253,959

Increase (Decrease) in Net Assets from Operations	$26,941	$13,478	$644,608

	FL4	FL5	FL6
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$177,169	$503,943	$65,733

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	338,057	-	318,385
Realized gain distributions	-	-	522,047
Net realized gains (losses)	338,057	-	840,432

Change in unrealized appreciation (depreciation) during year	1,256,936	-	(284,768)

Increase (Decrease) in Net Assets from Operations	$1,772,162	$503,943	$621,397

	FL7	FL8	FTG
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$38,151	$3,093	$17,958

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	364,429	55,687	47,434
Realized gain distributions	29,699	-	50,029
Net realized gains (losses)	394,128	55,687	97,463

Change in unrealized appreciation (depreciation) during year	480,507	37,383	150,939

Increase (Decrease) in Net Assets from Operations	$912,786	$96,163	$266,360

	FTI	PHY	PMB
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$69,424	$76,869	$103,122

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	154,141	1,108	15,351
Realized gain distributions	-	-	31,192
Net realized gains (losses)	154,141	1,108	46,543

Change in unrealized appreciation (depreciation) during year	843,727	20,826	33,556

Increase (Decrease) in Net Assets from Operations	$1,067,292	$98,803	$183,221

(a) This fund is not open to new premiums or transfers.
See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Operations - For the Year Ended December 31, 2006 - continued

	PRR	PTR	PLD
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$65,820	$186,683	$207,377

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	(2,455)	(14,049)	(15,204)
Realized gain distributions	41,923	28,645	-
Net realized gains (losses)	39,468	14,596	(15,204)

Change in unrealized appreciation (depreciation) during year	(95,405)	(27,320)	2,767

Increase (Decrease) in Net Assets from Operations	$9,883	$173,959	$194,940

	SSC	SCV	DGO
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$9,027	$7,965	$-

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	76,400	16,304	11,416
Realized gain distributions	104,122	77,251	-
Net realized gains (losses)	180,522	93,555	11,416

Change in unrealized appreciation (depreciation) during year	240,135	165,346	(4,838)

Increase (Decrease) in Net Assets from Operations	$429,684	$266,866	$6,578

	DMC	LA1	LA2
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$12,279	$18,011	$7,398

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	58,661	6,648	27,747
Realized gain distributions	523,531	48,263	115,274
Net realized gains (losses)	582,192	54,911	143,021

Change in unrealized appreciation (depreciation) during year	(318,759)	92,467	5,790

Increase (Decrease) in Net Assets from Operations	$275,712	$165,389	$156,209

	OCF	VGI	TBC
	Sub-Account	Sub-Account	Sub-Account
Income:
Dividend income	$1,177	$5,224	$8,690

Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	2,490	10,155	49,847
Realized gain distributions	-	28,957	-
Net realized gains (losses)	2,490	39,112	49,847

Change in unrealized appreciation (depreciation) during year	27,364	47,125	206,373

Increase (Decrease) in Net Assets from Operations	$31,031	$91,461	$264,910

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets

	AIM1 Sub-Account		AIM2 Sub-Account [a]

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006[c]	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$1,082	$722	$-	$-
Net realized gains (losses)	101,957	24,171	236,959	14,057
Net unrealized gains (losses)	(39,505)	73,371	(186,579)	35,086
Net Increase (Decrease) in net assets from operations	63,534	98,264	50,380	49,143
Contract Owner Transactions:
Purchase payments received	183,658	196,315	-	12,662
Net transfers between sub-accounts and fixed account	611,233	40,377	(716,162)	(18,822)
Withdrawals and surrenders	(9,787)	(25,897)	(15,750)	(25,525)
Mortality and expense risk charges	(9,469)	(6,060)	(2,149)	(4,897)
Charges for life insurance protection and monthly administration charge	(149,818)	(108,260)	(17,407)	(60,725)
Net increase (decrease) in net assets from contract owner activity	625,817	96,475	(751,468)	(97,307)
Total increase (decrease) in net assets	689,351	194,739	(701,088)	(48,164)
Net Assets
Beginning of year	1,184,367	989,628	701,088	749,252
End of year	$1,873,718	$1,184,367	$-	$701,088

Unit Transactions:
Units Outstanding Beginning of Year	124,767	111,629	96,843	112,323
Units purchased	18,214	26,734	-	2,014
Units transferred between sub-accounts	60,620	5,499	(92,293)	(2,994)
Units withdrawn, surrendered, and redeemed for contract charges	(16,768)	(19,095)	(4,550)	(14,500)
Units Outstanding End of Year	186,833	124,767	-	96,843

	AIM3 Sub-Account [a]		AIM4 Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$9,602	$15,192	$55,085	$18,574
Net realized gains (losses)	228,557	23,072	497,710	124,286
Net unrealized gains (losses)	(18,548)	12,644	569,093	305,177
Net Increase (Decrease) in net assets from operations	219,611	50,908	1,121,888	448,037
Contract Owner Transactions:
Purchase payments received	-	(580)	604,788	314,878
Net transfers between sub-accounts and fixed account	489,481	(172,246)	1,388,016	522,251
Withdrawals and surrenders	(363,889)	(88,643)	(27,858)	(48,591)
Mortality and expense risk charges	(9,538)	(6,547)	(22,642)	(14,170)
Charges for life insurance protection and monthly administration charge	(92,424)	(74,738)	(280,302)	(191,965)
Net increase (decrease) in net assets from contract owner activity	23,630	(342,754)	1,662,002	582,403
Total increase (decrease) in net assets	243,241	(291,846)	2,783,890	1,030,440
Net Assets
Beginning of year	1,006,051	1,297,897	3,108,700	2,078,260
End of year	$1,249,292	$1,006,051	$5,892,590	$3,108,700

Unit Transactions:
Units Outstanding Beginning of Year	115,293	153,704	240,420	191,021
Units purchased	-	(65)	40,336	26,708
Units transferred between sub-accounts	32,730	(19,303)	92,573	44,297
Units withdrawn, surrendered, and redeemed for contract charges	(31,150)	(19,043)	(22,062)	(21,606)
Units Outstanding End of Year	116,873	115,293	351,267	240,420

(a) This fund is closed to new premiums or transfers.
(c) Effective April 30, 2006, AIM V.I. Premium Equity Fund [AIM5] was merged into AIM V.I. Core Equity Fund [AIM3] and AIM V.I. Growth Fund [AIM2] was merged into AIM V.I. Capital Appreciation Fund [AIM1].

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued

	AIM5 Sub-Account [a]		IV1 Sub-Account [a]

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006[c]	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$7,820	$6,160	$-	$-
Net realized gains (losses)	163,995	15,735	15,773	13,308
Net unrealized gains (losses)	(131,024)	17,088	30,885	16,726
Net Increase (Decrease) in net assets from operations	40,791	38,983	46,658	30,034
Contract Owner Transactions:
Purchase payments received	-	(222)	-	-
Net transfers between sub-accounts and fixed account	(755,801)	(66,703)	(11,190)	(11,734)
Withdrawals and surrenders	(4,616)	(28,767)	(892)	(880)
Mortality and expense risk charges	(1,665)	(5,073)	(1,772)	(1,744)
Charges for life insurance protection and monthly administration charge	(19,792)	(66,403)	(20,844)	(21,987)
Net increase (decrease) in net assets from contract owner activity	(781,874)	(167,168)	(34,698)	(36,345)
Total increase (decrease) in net assets	(741,083)	(128,185)	11,960	(6,311)
Net Assets
Beginning of year	741,083	869,268	308,975	315,286
End of year	$-	$741,083	$320,935	$308,975

Unit Transactions:
Units Outstanding Beginning of Year	87,260	108,115	34,056	38,477
Units purchased	-	(28)	-	-
Units transferred between sub-accounts	(84,350)	(8,322)	(1,158)	(1,427)
Units withdrawn, surrendered, and redeemed for contract charges	(2,910)	(12,505)	(2,433)	(2,994)
Units Outstanding End of Year	-	87,260	30,465	34,056

	IV2 Sub-Account [a]		AL1 Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$-	$-	$512	$1,189
Net realized gains (losses)	27,017	27,766	24,830	(15,274)
Net unrealized gains (losses)	21,829	(11,177)	(4,451)	61,686
Net Increase (Decrease) in net assets from operations	48,846	16,589	20,891	47,601
Contract Owner Transactions:
Purchase payments received	-	41	-	(2,636)
Net transfers between sub-accounts and fixed account	(32,173)	(41,461)	(132,796)	(89,251)
Withdrawals and surrenders	(5,101)	(572)	(1,011)	(17,192)
Mortality and expense risk charges	(2,273)	(2,381)	(2,409)	(2,767)
Charges for life insurance protection and monthly administration charge	(26,183)	(33,334)	(23,268)	(24,991)
Net increase (decrease) in net assets from contract owner activity	(65,730)	(77,707)	(159,484)	(136,837)
Total increase (decrease) in net assets	(16,884)	(61,118)	(138,593)	(89,236)
Net Assets
Beginning of year	374,143	435,261	429,169	518,405
End of year	$357,259	$374,143	$290,576	$429,169

Unit Transactions:
Units Outstanding Beginning of Year	41,152	50,367	51,150	67,519
Units purchased	-	5	-	(315)
Units transferred between sub-accounts	(3,252)	(4,917)	(15,671)	(10,677)
Units withdrawn, surrendered, and redeemed for contract charges	(3,391)	(4,303)	(3,150)	(5,377)
Units Outstanding End of Year	34,509	41,152	32,329	51,150
(a) This fund is closed to new premiums or transfers.
(c) Effective April 30, 2006, AIM V.I. Premium Equity Fund [AIM5] was merged into AIM V.I. Core Equity Fund [AIM3] and AIM V.I. Growth Fund [AIM2] was merged into AIM V.I. Capital Appreciation Fund [AIM1].
See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued

	AL2 Sub-Account		AL3 Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$4,614	$4,786	$-	$-
Net realized gains (losses)	13,621	2,591	5,293	7,241
Net unrealized gains (losses)	13,467	6,274	19,824	12,458
Net Increase (Decrease) in net assets from operations	31,702	13,651	25,117	19,699
Contract Owner Transactions:
Purchase payments received	234	(963)	-	(812)
Net transfers between sub-accounts and fixed account	(4,625)	(34,389)	(2,192)	(6,888)
Withdrawals and surrenders	(126,974)	(2,519)	(147)	(10,384)
Mortality and expense risk charges	(2,893)	(3,043)	(734)	(762)
Charges for life insurance protection and monthly administration charge	(27,820)	(37,769)	(10,624)	(10,511)
Net increase (decrease) in net assets from contract owner activity	(162,078)	(78,683)	(13,697)	(29,357)
Total increase (decrease) in net assets	(130,376)	(65,032)	11,420	(9,658)
Net Assets
Beginning of year	397,580	462,612	131,262	140,920
End of year	$267,204	$397,580	$142,682	$131,262

Unit Transactions:
Units Outstanding Beginning of Year	43,301	51,380	12,298	15,537
Units purchased	25	(99)	-	(90)
Units transferred between sub-accounts	(496)	(3,531)	(183)	(760)
Units withdrawn, surrendered, and redeemed for contract charges	(16,923)	(4,449)	(963)	(2,389)
Units Outstanding End of Year	25,907	43,301	11,152	12,298

	AL4 Sub-Account		GS2 Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$-	$-	$2,581	$825
Net realized gains (losses)	39,617	10,785	34,425	50,320
Net unrealized gains (losses)	(8,037)	12,315	5,023	(32,174)
Net Increase (Decrease) in net assets from operations	31,580	23,100	42,029	18,971
Contract Owner Transactions:
Purchase payments received	66,200	28,084	35,575	43,055
Net transfers between sub-accounts and fixed account	(18,755)	220,775	(15,119)	12,679
Withdrawals and surrenders	(128)	-	(855)	(29,004)
Mortality and expense risk charges	(2,033)	(1,100)	(2,039)	(1,470)
Charges for life insurance protection and monthly administration charge	(24,094)	(15,255)	(21,170)	(19,583)
Net increase (decrease) in net assets from contract owner activity	21,190	232,504	(3,608)	5,677
Total increase (decrease) in net assets	52,770	255,604	38,421	24,648
Net Assets
Beginning of year	303,096	47,492	348,139	323,491
End of year	$355,866	$303,096	$386,560	$348,139

Unit Transactions:
Units Outstanding Beginning of Year	21,906	3,770	19,634	19,335
Units purchased	4,517	2,191	2,219	2,268
Units transferred between sub-accounts	(1,280)	17,221	(943)	668
Units withdrawn, surrendered, and redeemed for contract charges	(1,791)	(1,276)	(1,501)	(2,637)
Units Outstanding End of Year	23,352	21,906	19,409	19,634

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued

	GS3 Sub-Account		GS4 Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$18,075	$11,573	$8,877	$7,398
Net realized gains (losses)	66,451	60,289	72,798	22,834
Net unrealized gains (losses)	113,264	29,850	25,855	(14,875)
Net Increase (Decrease) in net assets from operations	197,790	101,712	107,530	15,357
Contract Owner Transactions:
Purchase payments received	209,275	184,141	67,049	74,077
Net transfers between sub-accounts and fixed account	(14,788)	105,573	(13,293)	8,120
Withdrawals and surrenders	(97,221)	(15,732)	(11,274)	(2,185)
Mortality and expense risk charges	(9,262)	(6,706)	(2,847)	(1,961)
Charges for life insurance protection and monthly administration charge	(94,875)	(86,573)	(38,568)	(36,200)
Net increase (decrease) in net assets from contract owner activity	(6,871)	180,703	1,067	41,851
Total increase (decrease) in net assets	190,919	282,415	108,597	57,208
Net Assets
Beginning of year	1,513,737	1,231,322	448,410	391,202
End of year	$1,704,656	$1,513,737	$557,007	$448,410

Unit Transactions:
Units Outstanding Beginning of Year	145,363	123,496	39,112	35,174
Units purchased	14,037	22,283	13,008	6,970
Units transferred between sub-accounts	(992)	12,775	(2,579)	764
Units withdrawn, surrendered, and redeemed for contract charges	(13,506)	(13,191)	(10,222)	(3,796)
Units Outstanding End of Year	144,902	145,363	39,319	39,112

	GS5 Sub-Account		GS8 Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006 [b]	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$20,926	$3,496	$9,855	$6,987
Net realized gains (losses)	89,015	45,667	151,392	130,479
Net unrealized gains (losses)	142,007	94,921	17,399	(26,409.00)
Net Increase (Decrease) in net assets from operations	251,948	144,084	178,646	111,057.00
Contract Owner Transactions:
Purchase payments received	103,797	154,279	104,286	98,505
Net transfers between sub-accounts and fixed account	(107,874)	(15,880)	(487,649)	769,025
Withdrawals and surrenders	(4,491)	(28,870)	2,149	(4,219)
Mortality and expense risk charges	(6,846)	(5,043)	(7,356)	(4,813)
Charges for life insurance protection and monthly administration charge	(80,726)	(70,595)	(78,757)	(63,263)
Net increase (decrease) in net assets from contract owner activity	(96,140)	33,891	(467,327)	795,235
Total increase (decrease) in net assets	155,808	177,975	(288,681)	906,292
Net Assets
Beginning of year	1,171,628	993,653	1,375,110	468,818
End of year	$1,327,436	$1,171,628	$1,086,429	$1,375,110

Unit Transactions:
Units Outstanding Beginning of Year	110,987	107,191	101,376	38,922
Units purchased	8,641	17,280	7,240	7,736
Units transferred between sub-accounts	(8,981)	(1,779)	(33,853)	60,396
Units withdrawn, surrendered, and redeemed for contract charges	(7,664)	(11,705)	(5,829)	(5,678)
Units Outstanding End of Year	102,983	110,987	68,934	101,376

(b) Effective May 1, 2006, Goldman Sachs Mid Cap Value Fund is closed to new premiums or transfers.

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued

	GAS Sub-Account [a]		CGS Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$592	$1,959	$13,775	$13,824
Net realized gains (losses)	10,996	(5,317)	93,067	156,623
Net unrealized gains (losses)	3,253	(968)	111,496	(47,497)
Net Increase (Decrease) in net assets from operations	14,841	(4,326)	218,338	122,950
Contract Owner Transactions:
Purchase payments received	-	(777)	184,085	237,545
Net transfers between sub-accounts and fixed account	(27,565)	(108,354)	(65,235)	(970,086)
Withdrawals and surrenders	(4,999)	(453)	(4,103)	(44,038)
Mortality and expense risk charges	(1,756)	(2,169)	(9,843)	(8,850)
Charges for life insurance protection and monthly administration charge	(28,061)	(31,904)	(130,585)	(125,892)
Net increase (decrease) in net assets from contract owner activity	(62,381)	(143,657)	(25,681)	(911,321)
Total increase (decrease) in net assets	(47,540)	(147,983)	192,657	(788,371)
Net Assets
Beginning of year	309,208	457,191	1,608,566	2,396,937
End of year	$261,668	$309,208	$1,801,223	$1,608,566

Unit Transactions:
Units Outstanding Beginning of Year	39,568	58,760	160,325	255,401
Units purchased	-	(104)	14,307	24,783
Units transferred between sub-accounts	(3,572)	(14,476)	(5,070)	(101,207)
Units withdrawn, surrendered, and redeemed for contract charges	(4,511)	(4,612)	(11,233)	(18,652)
Units Outstanding End of Year	31,485	39,568	158,329	160,325

	EGS Sub-Account [a]		GSS Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$-	$-	$141,847	$122,942
Net realized gains (losses)	25,167	58,615	(39,397)	(12,177)
Net unrealized gains (losses)	11,799	(16,651)	14,282	(49,891)
Net Increase (Decrease) in net assets from operations	36,966	41,964	116,732	60,874
Contract Owner Transactions:
Purchase payments received	-	(2,253)	413,057	325,361
Net transfers between sub-accounts and fixed account	(20,219)	(151,789)	224,203	196,092
Withdrawals and surrenders	(5,264)	(32,418)	(33,920)	(34,223)
Mortality and expense risk charges	(3,049)	(3,747)	(22,140)	(17,066)
Charges for life insurance protection and monthly administration charge	(35,840)	(46,179)	(230,013)	(217,462)
Net increase (decrease) in net assets from contract owner activity	(64,372)	(236,386)	351,187	252,702
Total increase (decrease) in net assets	(27,406)	(194,422)	467,919	313,576
Net Assets
Beginning of year	503,177	697,599	2,904,730	2,591,154
End of year	$475,771	$503,177	$3,372,649	$2,904,730

Unit Transactions:
Units Outstanding Beginning of Year	61,332	91,072	228,634	207,719
Units purchased	-	(283)	32,993	26,929
Units transferred between sub-accounts	(2,365)	(19,097)	17,908	16,230
Units withdrawn, surrendered, and redeemed for contract charges	(5,165)	(10,360)	(22,850)	(22,244)
Units Outstanding End of Year	53,802	61,332	256,685	228,634

(a) This fund is closed to new premiums or transfers.

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued

	HYS Sub-Account		MIS Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$226,131	$205,464	$1,219	$5,971
Net realized gains (losses)	8,713	19,842	29,143	86,870
Net unrealized gains (losses)	62,695	(170,323)	71,858	(42,513)
Net Increase (Decrease) in net assets from operations	297,539	54,983	102,220	50,328
Contract Owner Transactions:
Purchase payments received	391,738	315,513	222,168	251,243
Net transfers between sub-accounts and fixed account	263,493	312,639	40,062	(104,470)
Withdrawals and surrenders	(129,959)	(58,740)	(18,004)	(37,440)
Mortality and expense risk charges	(18,587)	(14,402)	(8,533)	(7,441)
Charges for life insurance protection and monthly administration charge	(240,437)	(190,773)	(100,517)	(101,196)
Net increase (decrease) in net assets from contract owner activity	266,248	364,237	135,176	696
Total increase (decrease) in net assets	563,787	419,220	237,396	51,024
Net Assets
Beginning of year	2,704,033	2,284,813	1,229,966	1,178,942
End of year	$3,267,820	$2,704,033	$1,467,362	$1,229,966

Unit Transactions:
Units Outstanding Beginning of Year	200,681	172,603	148,002	147,809
Units purchased	27,873	24,322	26,353	69,669
Units transferred between sub-accounts	18,748	24,100	4,752	(28,969)
Units withdrawn, surrendered, and redeemed for contract charges	(27,677)	(20,344)	(15,071)	(40,507)
Units Outstanding End of Year	219,625	200,681	164,036	148,002

	NWD Sub-Account		TRS Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$-	$-	$130,720	$111,567
Net realized gains (losses)	101,356	63,825	302,717	132,506
Net unrealized gains (losses)	49,317	(17,125)	128,930	(109,392)
Net Increase (Decrease) in net assets from operations	150,673	46,700	562,367	134,681
Contract Owner Transactions:
Purchase payments received	202,082	194,406	407,600	390,825
Net transfers between sub-accounts and fixed account	(51,642)	(71,291)	30,876	165,962
Withdrawals and surrenders	21,213	58,743	(280,733)	(94,762)
Mortality and expense risk charges	(7,940)	(6,523)	(29,227)	(25,529)
Charges for life insurance protection and monthly administration charge	(113,343)	(108,853)	(310,013)	(304,196)
Net increase (decrease) in net assets from contract owner activity	50,370	66,482	(181,497)	132,300
Total increase (decrease) in net assets	201,043	113,182	380,870	266,981
Net Assets
Beginning of year	1,210,548	1,097,366	4,561,624	4,294,643
End of year	$1,411,591	$1,210,548	$4,942,494	$4,561,624

Unit Transactions:
Units Outstanding Beginning of Year	123,740	114,708	350,371	338,880
Units purchased	14,110	26,411	30,138	33,945
Units transferred between sub-accounts	(3,606)	(9,685)	2,283	14,415
Units withdrawn, surrendered, and redeemed for contract charges	(6,987)	(7,694)	(45,841)	(36,869)
Units Outstanding End of Year	127,257	123,740	336,951	350,371

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued

	UTS Sub-Account		EIS Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$30,506	$8,481	$19,958	$13,339
Net realized gains (losses)	163,209	108,562	132,123	16,031
Net unrealized gains (losses)	143,184	8,804	143,511	37,060
Net Increase (Decrease) in net assets from operations	336,899	125,847	295,592	66,430
Contract Owner Transactions:
Purchase payments received	168,241	153,015	196,021	89,968
Net transfers between sub-accounts and fixed account	211,688	5,078	257,268	902,844
Withdrawals and surrenders	(8,864)	71,051	1,137	(4,058)
Mortality and expense risk charges	(6,035)	(4,541)	(8,917)	(5,523)
Charges for life insurance protection and monthly administration charge	(85,925)	(74,838)	(72,722)	(55,003)
Net increase (decrease) in net assets from contract owner activity	279,105	149,765	372,787	928,228
Total increase (decrease) in net assets	616,004	275,612	668,379	994,658
Net Assets
Beginning of year	1,069,705	794,093	1,322,436	327,778
End of year	$1,685,709	$1,069,705	$1,990,815	$1,322,436

Unit Transactions:
Units Outstanding Beginning of Year	82,133	70,699	107,101	28,237
Units purchased	10,176	11,682	13,820	7,644
Units transferred between sub-accounts	12,804	388	18,138	76,707
Units withdrawn, surrendered, and redeemed for contract charges	(6,098)	(636)	(5,675)	(5,487)
Units Outstanding End of Year	99,015	82,133	133,384	107,101

	OPI Sub-Account		OP2 Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$2,888	$2,504	$-	$-
Net realized gains (losses)	80,432	1,464	17,505	10,197
Net unrealized gains (losses)	11,453	37,819	(2,632)	9,179
Net Increase (Decrease) in net assets from operations	94,773	41,787	14,873	19,376
Contract Owner Transactions:
Purchase payments received	-	(97)	-	3,196
Net transfers between sub-accounts and fixed account	(332,567)	(531)	(215)	(15,331)
Withdrawals and surrenders	-	(1,045)	(209)	(13,154)
Mortality and expense risk charges	(3,231)	(3,336)	(687)	(703)
Charges for life insurance protection and monthly administration charge	(21,560)	(18,212)	(10,121)	(10,567)
Net increase (decrease) in net assets from contract owner activity	(357,358)	(23,221)	(11,232)	(36,559)
Total increase (decrease) in net assets	(262,585)	18,566	3,641	(17,183)
Net Assets
Beginning of year	629,649	611,083	119,509	136,692
End of year	$367,064	$629,649	$123,150	$119,509

Unit Transactions:
Units Outstanding Beginning of Year	49,614	51,267	4,728	6,314
Units purchased	-	(7)	-	139
Units transferred between sub-accounts	(22,868)	(38)	(8)	(665)
Units withdrawn, surrendered, and redeemed for contract charges	(1,705)	(1,608)	(406)	(1,060)
Units Outstanding End of Year	25,041	49,614	4,314	4,728

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued

	OP3 Sub-Account		OP4 Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$-	$-	$415	$309
Net realized gains (losses)	21,223	49,816	2,421	806
Net unrealized gains (losses)	59,138	(59,134)	(619)	172
Net Increase (Decrease) in net assets from operations	80,361	(9,318)	2,217	1,287
Contract Owner Transactions:
Purchase payments received	-	(2,827)	-	(1,148)
Net transfers between sub-accounts and fixed account	-	(69,770)	-	-
Withdrawals and surrenders	(225)	(3,316)	-	2
Mortality and expense risk charges	(1,934)	(2,051)	(140)	(173)
Charges for life insurance protection and monthly administration charge	(16,668)	(14,689)	(2,409)	(2,569)
Net increase (decrease) in net assets from contract owner activity	(18,827)	(92,653)	(2,549)	(3,888)
Total increase (decrease) in net assets	61,534	(101,971)	(332)	(2,601)
Net Assets
Beginning of year	341,336	443,307	24,280	26,881
End of year	$402,870	$341,336	$23,948	$24,280

Unit Transactions:
Units Outstanding Beginning of Year	17,428	22,473	2,037	2,258
Units purchased	-	(154)	-	(65)
Units transferred between sub-accounts	-	(3,799)	-	-
Units withdrawn, surrendered, and redeemed for contract charges	(857)	(1,092)	(208)	(156)
Units Outstanding End of Year	16,571	17,428	1,829	2,037

	SCA1 Sub-Account		SCA2 Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$87,711	$49,235	$152,320	$124,232
Net realized gains (losses)	-	2	22,032	24,223
Net unrealized gains (losses)	2	(2)	(18,394)	(97,024)
Net Increase (Decrease) in net assets from operations	87,713	49,235	155,958	51,431
Contract Owner Transactions:
Purchase payments received	323,141	432,549	395,447	304,889
Net transfers between sub-accounts and fixed account	287,834	(237,858)	16,758	907,626
Withdrawals and surrenders	(374,901)	(81,492)	(18,289)	(47,949)
Mortality and expense risk charges	(10,961)	(10,151)	(20,121)	(16,693)
Charges for life insurance protection and monthly administration charge	(123,395)	(120,906)	(177,519)	(168,726)
Net increase (decrease) in net assets from contract owner activity	101,718	(17,858)	196,276	979,147
Total increase (decrease) in net assets	189,431	31,377	352,234	1,030,578
Net Assets
Beginning of year	1,774,297	1,742,920	2,849,531	1,818,953
End of year	$1,963,728	$1,774,297	$3,201,765	$2,849,531

Unit Transactions:
Units Outstanding Beginning of Year	157,841	158,525	215,554	135,296
Units purchased	29,411	16,568	26,778	24,991
Units transferred between sub-accounts	26,197	(9,110)	1,135	74,396
Units withdrawn, surrendered, and redeemed for contract charges	(46,350)	(8,142)	(14,622)	(19,129)
Units Outstanding End of Year	167,099	157,841	228,845	215,554

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued

	SCA3 Sub-Account		SCA5 Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$65,701	$47,998	$-	$2,222
Net realized gains (losses)	514,008	378,712	623,576	161,482
Net unrealized gains (losses)	708,923	(141,735)	(282,840)	221,397
Net Increase (Decrease) in net assets from operations	1,288,632	284,975	340,736	385,101
Contract Owner Transactions:
Purchase payments received	517,295	357,989	292,817	257,301
Net transfers between sub-accounts and fixed account	(291,580)	261,240	461,355	165,873
Withdrawals and surrenders	(60,381)	(55,416)	(49,533)	(31,092)
Mortality and expense risk charges	(19,175)	(14,534)	(18,136)	(14,104)
Charges for life insurance protection and monthly administration charge	(249,279)	(203,580)	(182,448)	(167,388)
Net increase (decrease) in net assets from contract owner activity	(103,120)	345,699	504,055	210,590
Total increase (decrease) in net assets	1,185,512	630,674	844,791	595,691
Net Assets
Beginning of year	3,294,424	2,663,750	2,764,866	2,169,175
End of year	$4,479,936	$3,294,424	$3,609,657	$2,764,866

Unit Transactions:
Units Outstanding Beginning of Year	139,612	122,604	171,043	153,718
Units purchased	12,551	17,613	18,829	21,168
Units transferred between sub-accounts	(7,075)	12,853	29,666	13,646
Units withdrawn, surrendered, and redeemed for contract charges	(7,978)	(13,458)	(16,083)	(17,489)
Units Outstanding End of Year	137,110	139,612	203,455	171,043

	SCA7 Sub-Account		SCB Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$26,675	$18,621	$-	$-
Net realized gains (losses)	215,480	85,808	85,243	254,395
Net unrealized gains (losses)	247,581	141,691	165,189	(181,046)
Net Increase (Decrease) in net assets from operations	489,736	246,120	250,432	73,349
Contract Owner Transactions:
Purchase payments received	631,432	397,353	194,479	219,187
Net transfers between sub-accounts and fixed account	241,669	373,650	27,498	(119,194)
Withdrawals and surrenders	(76,200)	(13,246)	(80,720)	(13,090)
Mortality and expense risk charges	(20,322)	(14,015)	(11,962)	(10,230)
Charges for life insurance protection and monthly administration charge	(235,393)	(202,117)	(141,021)	(137,523)
Net increase (decrease) in net assets from contract owner activity	541,186	541,625	(11,726)	(60,850)
Total increase (decrease) in net assets	1,030,922	787,745	238,706	12,499
Net Assets
Beginning of year	2,923,925	2,136,180	1,832,530	1,820,031
End of year	$3,954,847	$2,923,925	$2,071,236	$1,832,530

Unit Transactions:
Units Outstanding Beginning of Year	241,536	193,725	132,167	136,275
Units purchased	50,538	35,076	3,765	14,797
Units transferred between sub-accounts	19,343	32,983	532	(8,047)
Units withdrawn, surrendered, and redeemed for contract charges	(26,566)	(20,248)	(4,524)	(10,858)
Units Outstanding End of Year	284,851	241,536	131,940	132,167
See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued

	SCM Sub-Account		AN2 Sub-Account [a]

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$3,716	$129	$-	$-
Net realized gains (losses)	(246)	14,177	4,398	12,471
Net unrealized gains (losses)	23,471	(14,795)	9,080	(9,520)
Net Increase (Decrease) in net assets from operations	26,941	(489)	13,478	2,951
Contract Owner Transactions:
Purchase payments received	20,733	18,243	-	(1)
Net transfers between sub-accounts and fixed account	154,585	5,303	(5,656)	(30,751)
Withdrawals and surrenders	-	(8,381)	(587)	(2,600)
Mortality and expense risk charges	(1,045)	(728)	(1,082)	(1,129)
Charges for life insurance protection and monthly administration charge	(11,110)	(9,387)	(7,998)	(9,670)
Net increase (decrease) in net assets from contract owner activity	163,163)	5,050	(15,323)	(44,151)
Total increase (decrease) in net assets	190,104	4,561	(1,845)	(41,200)
Net Assets
Beginning of year	96,545	91,984	172,732	213,932
End of year	$286,649	$96,545	$170,887	$172,732

Unit Transactions:
Units Outstanding Beginning of Year	7,018	6,521	24,780	31,810
Units purchased	1,313	1,795	-	(0)
Units transferred between sub-accounts	9,792	522	(797)	(4,896)
Units withdrawn, surrendered, and redeemed for contract charges	(770)	(1,820)	(1,362)	(2,134)
Units Outstanding End of Year	17,353	7,018	22,621	24,780

	AN3 Sub-Account		FL4 Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$44,926	$40,479	$177,169	$162,201
Net realized gains (losses)	345,723	88,127	338,057	407,301
Net unrealized gains (losses)	253,959	27,752	1,256,936	(101,784)
Net Increase (Decrease) in net assets from operations	644,608	156,358	1,772,162	467,718
Contract Owner Transactions:
Purchase payments received	693,503	545,938	1,991,011	1,744,790
Net transfers between sub-accounts and fixed account	71,212	211,691	1,327,435	(310,749)
Withdrawals and surrenders	(159,715)	(28,914)	65,394	(202,052)
Mortality and expense risk charges	(25,296)	(19,087)	(74,137)	(56,301)
Charges for life insurance protection and monthly administration charge	(324,665)	(304,754)	(1,033,557)	(899,432)
Net increase (decrease) in net assets from contract owner activity	255,039	404,874	2,276,146	276,256
Total increase (decrease) in net assets	899,647	561,232	4,048,308	743,974
Net Assets
Beginning of year	3,603,531	3,042,299	10,454,905	9,710,931
End of year	$4,503,178	$3,603,531	$14,503,213	$10,454,905

Unit Transactions:
Units Outstanding Beginning of Year	334,161	294,980	1,030,028	1,007,408
Units purchased	61,818	52,832	179,986	142,864
Units transferred between sub-accounts	6,348	20,486	119,999	(25,444)
Units withdrawn, surrendered, and redeemed for contract charges	(45,432)	(34,137)	(94,223)	(94,800)
Units Outstanding End of Year	356,895	334,161	1,235,790	1,030,028

(a) This fund is closed to new premiums or transfers.

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued

	FL5 Sub-Account		FL6 Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$503,943	$281,942	$65,733	$5,571
Net realized gains (losses)	-	-	840,432	137,995
Net unrealized gains (losses)	-	-	(284,768)	505,989
Net Increase (Decrease) in net assets from operations	503,943	281,942	621,397	649,555
Contract Owner Transactions:
Purchase payments received	3,763,662	2,616,700	763,234	506,343
Net transfers between sub-accounts and fixed account	(4,567,367)	28,480	1,130,313	1,190,772
Withdrawals and surrenders	(334,800)	198,196	(190,127)	(19,772)
Mortality and expense risk charges	(78,452)	(61,203)	(31,691)	(21,460)
Charges for life insurance protection and monthly administration charge	(1,020,767)	(922,445)	(322,526)	(260,155)
Net increase (decrease) in net assets from contract owner activity	(2,237,724)	1,859,728	1,349,203	1,395,728
Total increase (decrease) in net assets	(1,733,781)	2,141,670	1,970,600	2,045,283
Net Assets
Beginning of year	11,884,328	9,742,658	4,759,899	2,714,616
End of year	$10,150,547	$11,884,328	$6,730,499	$4,759,899

Unit Transactions:
Units Outstanding Beginning of Year	1,092,670	918,254	326,818	219,538
Units purchased	339,429	245,409	49,754	38,919
Units transferred between sub-accounts	(411,912)	2,671	73,684	91,526
Units withdrawn, surrendered, and redeemed for contract charges	(129,328)	(73,664)	(35,485)	(23,165)
Units Outstanding End of Year	890,859	1,092,670	414,771	326,818

	FL7 Sub-Account		FL8 Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$38,151	$20,393	$3,093	$3,750
Net realized gains (losses)	394,128	231,919	55,687	54,566
Net unrealized gains (losses)	480,507	502,265	37,383	(157)
Net Increase (Decrease) in net assets from operations	912,786	754,577	96,163	58,159
Contract Owner Transactions:
Purchase payments received	787,072	586,960	182,659	168,691
Net transfers between sub-accounts and fixed account	398,645	174,617	823,374	(45,395)
Withdrawals and surrenders	(80,920)	(39,309)	(22,121)	(29,035)
Mortality and expense risk charges	(30,345)	(22,176)	(10,221)	(6,572)
Charges for life insurance protection and monthly administration charge	(405,690)	(318,857)	(110,156)	(102,794)
Net increase (decrease) in net assets from contract owner activity	668,762	381,235	863,535	(15,105)
Total increase (decrease) in net assets	1,581,548	1,135,812	959,698	43,054
Net Assets
Beginning of year	4,625,303	3,489,491	1,133,632	1,090,578
End of year	$6,206,851	$4,625,303	$2,093,330	$1,133,632

Unit Transactions:
Units Outstanding Beginning of Year	370,882	331,343	133,080	135,289
Units purchased	59,683	60,875	20,248	24,670
Units transferred between sub-accounts	30,229	18,110	91,270	(6,639)
Units withdrawn, surrendered, and redeemed for contract charges	(39,200)	(39,446)	(15,796)	(20,240)
Units Outstanding End of Year	421,594	370,882	228,802	133,080

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued

	FTG Sub-Account		FTI Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$17,958	$9,197	$69,424	$42,109
Net realized gains (losses)	97,463	22,888	154,141	92,359
Net unrealized gains (losses)	150,939	45,813	843,727	251,136
Net Increase (Decrease) in net assets from operations	266,360	77,898	1,067,292	385,604
Contract Owner Transactions:
Purchase payments received	155,623	107,802	884,819	512,690
Net transfers between sub-accounts and fixed account	534,089	218,680	694,348	902,092
Withdrawals and surrenders	(35,694)	(1,201)	(63,997)	(20,928)
Mortality and expense risk charges	(8,221)	(5,230)	(31,024)	(19,880)
Charges for life insurance protection and monthly administration charge	(82,981)	(58,610)	(361,394)	(266,079)
Net increase (decrease) in net assets from contract owner activity	562,816	261,441	1,122,752	1,107,895
Total increase (decrease) in net assets	829,176	339,339	2,190,044	1,493,499
Net Assets
Beginning of year	1,007,375	668,036	4,388,017	2,894,518
End of year	$1,836,551	$1,007,375	$6,578,061	$4,388,017

Unit Transactions:
Units Outstanding Beginning of Year	56,779	40,990	242,295	176,214
Units purchased	7,798	6,510	44,727	30,580
Units transferred between sub-accounts	26,762	13,207	35,099	53,806
Units withdrawn, surrendered, and redeemed for contract charges	(6,358)	(3,928)	(23,072)	(18,305)
Units Outstanding End of Year	84,981	56,779	299,049	242,295

	PHY Sub-Account		PMB Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$76,869	$63,862	$103,122	$70,295
Net realized gains (losses)	1,108	9,310	46,543	32,535
Net unrealized gains (losses)	20,826	(36,789)	33,556	44,322
Net Increase (Decrease) in net assets from operations	98,803	36,383	183,221	147,152
Contract Owner Transactions:
Purchase payments received	145,026	119,842	361,446	225,392
Net transfers between sub-accounts and fixed account	233,027	(118,058)	332,714	292,589
Withdrawals and surrenders	(5,087)	(4,375)	(20,833)	(17,905)
Mortality and expense risk charges	(6,995)	(5,869)	(11,912)	(8,150)
Charges for life insurance protection and monthly administration charge	(68,749)	(63,699)	(156,388)	(115,427)
Net increase (decrease) in net assets from contract owner activity	297,222	(72,159)	505,027	376,499
Total increase (decrease) in net assets	396,025	(35,776)	688,248	523,651
Net Assets
Beginning of year	975,892	1,011,668	1,655,494	1,131,843
End of year	$1,371,917	$975,892	$2,343,742	$1,655,494

Unit Transactions:
Units Outstanding Beginning of Year	64,013	69,113	86,740	65,676
Units purchased	9,020	8,470	18,362	12,610
Units transferred between sub-accounts	14,492	(8,344)	16,902	16,369
Units withdrawn, surrendered, and redeemed for contract charges	(5,027)	(5,226)	(9,608)	(7,915)
Units Outstanding End of Year	82,498	64,013	112,396	86,740

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued

	PRR Sub-Account		PTR Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$65,820	$42,387	$186,683	$98,312
Net realized gains (losses)	39,468	27,084	14,596	55,495
Net unrealized gains (losses)	(95,405)	(39,858)	(27,320)	(86,373)
Net Increase (Decrease) in net assets from operations	9,883	29,613	173,959	67,434
Contract Owner Transactions:
Purchase payments received	280,429	172,967	791,166	433,729
Net transfers between sub-accounts and fixed account	(75,983)	22,770	1,446,317	941,916
Withdrawals and surrenders	52,987	(14,100)	25,559	(30,470)
Mortality and expense risk charges	(10,468)	(9,131)	(29,240)	(18,083)
Charges for life insurance protection and monthly administration charge	(127,779)	(119,323)	(363,449)	(269,009)
Net increase (decrease) in net assets from contract owner activity	119,186	53,183	1,870,353	1,058,083
Total increase (decrease) in net assets	129,069	82,796	2,044,312	1,125,517
Net Assets
Beginning of year	1,520,305	1,437,509	3,427,039	2,301,522
End of year	$1,649,374	$1,520,305	$5,471,351	$3,427,039

Unit Transactions:
Units Outstanding Beginning of Year	124,133	119,846	296,124	202,924
Units purchased	22,576	13,943	67,322	38,205
Units transferred between sub-accounts	(6,117)	1,835	123,071	82,968
Units withdrawn, surrendered, and redeemed for contract charges	(6,864)	(11,491)	(31,240)	(27,973)
Units Outstanding End of Year	133,728	124,133	455,277	296,124

	PLD Sub-Account		SSC Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$207,377	$111,730	$9,027	$7,973
Net realized gains (losses)	(15,204)	8,353	180,522	102,043
Net unrealized gains (losses)	2,767	(78,736)	240,135	(15,775)
Net Increase (Decrease) in net assets from operations	194,940	41,347	429,684	94,241
Contract Owner Transactions:
Purchase payments received	863,670	639,651	382,164	279,045
Net transfers between sub-accounts and fixed account	105,714	873,543	532,308	344,095
Withdrawals and surrenders	(83,515)	(60,129)	5,439	(22,042)
Mortality and expense risk charges	(35,631)	(24,168)	(16,875)	(11,496)
Charges for life insurance protection and monthly administration charge	(398,312)	(329,096)	(210,350)	(161,594)
Net increase (decrease) in net assets from contract owner activity	451,926	1,099,801	692,686	428,008
Total increase (decrease) in net assets	646,866	1,141,148	1,122,370	522,249
Net Assets
Beginning of year	4,587,637	3,446,489	2,243,091	1,720,842
End of year	$5,234,503	$4,587,637	$3,365,461	$2,243,091

Unit Transactions:
Units Outstanding Beginning of Year	452,259	345,073	118,476	94,502
Units purchased	84,006	62,340	18,145	15,618
Units transferred between sub-accounts	10,282	85,135	25,274	19,259
Units withdrawn, surrendered, and redeemed for contract charges	(50,331)	(40,289)	(10,530)	(10,903)
Units Outstanding End of Year	496,216	452,259	151,365	118,476

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued

	SCV Sub-Account		DGO Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$7,965	$1,890	$-	$-
Net realized gains (losses)	93,555	27,879	11,416	3,009
Net unrealized gains (losses)	165,346	53,056	(4,838)	3,437
Net Increase (Decrease) in net assets from operations	266,866	82,825	6,578	6,446
Contract Owner Transactions:
Purchase payments received	228,263	75,257	60,545	24,730
Net transfers between sub-accounts and fixed account	623,363	626,190	(69,639)	76,095
Withdrawals and surrenders	4,057	(673)	(633)	(822)
Mortality and expense risk charges	(6,813)	(3,582)	(1,162)	(254)
Charges for life insurance protection and monthly administration charge	(63,876)	(38,103)	(11,296)	(5,989)
Net increase (decrease) in net assets from contract owner activity	784,994	659,089	(22,185)	93,760
Total increase (decrease) in net assets	1,051,860	741,914	(15,607)	100,206
Net Assets
Beginning of year	898,990	157,076	126,460	26,254
End of year	$1,950,850	$898,990	$110,853	$126,460

Unit Transactions:
Units Outstanding Beginning of Year	66,869	12,881	9,097	2,104
Units purchased	14,295	6,165	4,364	1,844
Units transferred between sub-accounts	39,038	51,293	(5,019)	5,675
Units withdrawn, surrendered, and redeemed for contract charges	(4,173)	(3,470)	(944)	(526)
Units Outstanding End of Year	116,029	66,869	7,498	9,097

	DMC Sub-Account		LA1 Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$12,279	$757	$18,011	$6,587
Net realized gains (losses)	582,192	44,405	54,911	44,121
Net unrealized gains (losses)	(318,759)	202,570	92,467	(30,090)
Net Increase (Decrease) in net assets from operations	275,712	247,732	165,389	20,618
Contract Owner Transactions:
Purchase payments received	605,814	463,776	167,969	38,978
Net transfers between sub-accounts and fixed account	490,047	390,686	595,338	516,741
Withdrawals and surrenders	(48,169)	(31,935)	1,474	(3,081)
Mortality and expense risk charges	(22,020)	(14,426)	(6,866)	(1,673)
Charges for life insurance protection and monthly administration charge	(269,069)	(213,701)	(69,627)	(30,464)
Net increase (decrease) in net assets from contract owner activity	756,603	594,400	688,288	520,501
Total increase (decrease) in net assets	1,032,315	842,132	853,677	541,119
Net Assets
Beginning of year	3,089,604	2,247,472	688,141	147,022
End of year	$4,121,919	$3,089,604	$1,541,818	$688,141

Unit Transactions:
Units Outstanding Beginning of Year	234,302	186,541	57,041	12,583
Units purchased	44,596	37,265	12,672	3,329
Units transferred between sub-accounts	36,074	31,392	44,915	44,137
Units withdrawn, surrendered, and redeemed for contract charges	(24,974)	(20,896)	(5,659)	(3,008)
Units Outstanding End of Year	289,998	234,302	108,969	57,041

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued

	LA2 Sub-Account		OCF Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$7,398	$5,346	$1,177	$1,995
Net realized gains (losses)	143,021	90,192	2,490	4,132
Net unrealized gains (losses)	5,790	(6,459)	27,364	6,978
Net Increase (Decrease) in net assets from operations	156,209	89,079	31,031	13,105
Contract Owner Transactions:
Purchase payments received	299,084	108,558	84,364	51,342
Net transfers between sub-accounts and fixed account	37,514	617,307	243,540	16,951
Withdrawals and surrenders	(41,902)	(907)	(599)	-
Mortality and expense risk charges	(8,000)	(4,713)	(2,396)	(1,422)
Charges for life insurance protection and monthly administration charge	(100,437)	(63,978)	(25,722)	(18,995)
Net increase (decrease) in net assets from contract owner activity	186,259	656,267	299,187	47,876
Total increase (decrease) in net assets	342,468	745,346	330,218	60,981
Net Assets
Beginning of year	1,186,695	441,349	281,027	220,046
End of year	$1,529,163	$1,186,695	$611,245	$281,027

Unit Transactions:
Units Outstanding Beginning of Year	90,528	36,437	23,682	19,488
Units purchased	21,538	8,948	6,777	4,498
Units transferred between sub-accounts	2,701	50,880	19,563	1,485
Units withdrawn, surrendered, and redeemed for contract charges	(10,826)	(5,737)	(2,307)	(1,789)
Units Outstanding End of Year	103,941	90,528	47,715	23,682

	VGI Sub-Account		TBC Sub-Account

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$5,224	$2,071	$8,690	$2,544
Net realized gains (losses)	39,112	11,929	49,847	26,422
Net unrealized gains (losses)	47,125	8,740	206,373	110,335
Net Increase (Decrease) in net assets from operations	91,461	22,740	264,910	139,301
Contract Owner Transactions:
Purchase payments received	104,231	48,566	455,787	314,354
Net transfers between sub-accounts and fixed account	203,538	167,100	178,865	335,905
Withdrawals and surrenders	(152)	(23)	(37,627)	(23,130)
Mortality and expense risk charges	(3,365)	(1,331)	(17,912)	(12,090)
Charges for life insurance protection and monthly administration charge	(35,769)	(21,417)	(206,662)	(168,066)
Net increase (decrease) in net assets from contract owner activity	268,483	192,895	372,451	446,973
Total increase (decrease) in net assets	359,944	215,635	637,361	586,274
Net Assets
Beginning of year	376,511	160,876	2,416,956	1,830,682
End of year	$736,455	$376,511	$3,054,317	$2,416,956

Unit Transactions:
Units Outstanding Beginning of Year	29,484	13,856	196,686	157,775
Units purchased	7,815	3,935	36,603	27,366
Units transferred between sub-accounts	15,261	13,538	14,364	29,242
Units withdrawn, surrendered, and redeemed for contract charges	(2,945)	(1,845)	(21,056)	(17,697)
Units Outstanding End of Year	49,615	29,484	226,597	196,686

See notes to financial statements

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT I

Notes to Financial Statements

(1)	Organization

Sun Life of Canada (U.S.) Variable Account I (the “Variable Account”), a separate account of Sun Life Assurance Company of Canada (U.S.) (the “Sponsor”) was established on August 25, 1999 as a funding vehicle for the variable portion of certain individual variable universal life insurance contracts.  The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended,.

The assets of the Variable Account are divided into Sub-Accounts.  Each Sub-Account is invested in shares of a single corresponding investment portfolio of one of the following mutual funds:

AIM V.I. Capital Appreciation Fund Sub-Account, AIM V.I. Core Equity Fund Sub-Account, AIM V.I. International Growth Fund Sub-Account, AIM V.I. Dynamics Fund Sub-Account, AIM V.I. Small Cap Growth Fund Sub-Account, Alger American Growth Portfolio Sub-Account, Alger American Income and Growth Portfolio Sub-Account, Alger American Small Capitalization Portfolio Sub-Account, Alger American Mid Cap Growth Portfolio Sub-Account, Goldman Sachs CORE Small Cap Equity Fund Sub-Account, Goldman Sachs Structured US Equity Sub-Account, Goldman Sachs Growth and Income Fund Sub-Account, Goldman Sachs International Equity Fund Sub-Account, Goldman Sachs Mid Cap Value Fund Sub-Account, MFS/Sun Life Series Trust Capital Appreciation Series Sub-Account, MFS/Sun Life Series Trust Massachusetts Investors Trust Series Sub-Account, MFS/Sun Life Series Trust Emerging Growth Series Sub-Account, MFS/Sun Life Series Trust Government Securities Series Sub-Account, MFS/Sun Life Series Trust High Yield Series Sub-Account, MFS/Sun Life Series Trust Massachusetts Investors Growth Stock Series Sub-Account, MFS/Sun Life Series Trust New Discovery Series Sub-Account, MFS/Sun Life Series Trust Total Return Series Sub-Account, MFS/Sun Life Series Trust Utilities Series Sub-Account, MFS/Sun Life Series Trust Value Series Sub-Account, OCC Accumulation Trust Equity Portfolio Sub-Account, OCC Accumulation Trust Mid Cap Portfolio Sub-Account, OCC Accumulation Trust Small Cap Portfolio Sub-Account, OCC Accumulation Trust Managed Portfolio Sub-Account, Sun Capital Money Market Fund Sub-Account, Sun Capital Investment Grade Bond Fund Sub-Account, Sun Capital Real Estate Fund Sub-Account, Sun Capital Blue Chip Mid-Cap Fund Sub-Account, Sun Capital Davis Venture Value Fund Sub-Account, Sun Capital Oppenheimer Main Street Small Cap Fund Sub-Account, Sun Capital All Cap Fund Sub-Account, AllianceBernstein VP Global Technology Portfolio Sub-Account, AllianceBernstein VP Growth and Income Portfolio Sub-Account, Fidelity VIP Index 500 Portfolio Sub-Account, Fidelity VIP Money Market Portfolio Sub-Account, Fidelity VIP Contrafund Portfolio Sub-Account, Fidelity VIP Overseas Portfolio Sub-Account, Fidelity VIP Growth Portfolio Sub-Account, Franklin Templeton Growth Securities Fund Sub-Account, Franklin Templeton Foreign Securities Sub-Account, PIMCO High Yield Portfolio Sub-Account, PIMCO Emerging Markets Bond Portfolio Sub-Account, PIMCO Real Return Portfolio Sub-Account, PIMCO Total Return Portfolio Sub-Account, PIMCO Low Duration Fund Sub-Account, Scudder VIT Small Cap Index Fund Sub-Account, Scudder SVS Dreman Small Cap Value Portfolio Sub-Account, Delaware VIP Growth Opportunities Series Sub-Account, Dreyfus MidCap Stock Portfolio Sub-Account, Lord Abbett Growth and Income Portfolio Sub-Account, Lord Abbett Mid-Cap Value Portfolio Sub-Account, Oppenheimer Capital Appreciation Fund Sub-Account, Van Kampen LIT Growth & Income Portfolio Sub-Account and T. Rowe Price Blue Chip Growth Portfolio Sub-Account.(collectively the “Funds” or “Sub-Accounts”).

The Variable Account exists in accordance with the regulations of the Delaware State Insurance Department.  The assets and liabilities of the Variable Account are clearly identified and distinguished from the Sponsor’s other assets and liabilities.  Assets applicable to the Variable Account are not chargeable with liabilities arising out of any other business the Sponsor may conduct.

(2)        Significant Accounting Policies

General
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Sponsor’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of investment income and realized and unrealized gains or losses during the reporting period.  Actual results could differ from those estimates.

Investment Valuations
Investments in the Funds are recorded at their net asset value and are carried at fair value.  Transactions are recorded on a trade date basis.  Realized gains and losses on sales of shares of the Funds are determined on the identified cost basis.  Dividend income and gains from realized gain distributions received by the Sub-Accounts are reinvested in additional Fund shares and are recognized on the ex-distribution date.

Federal Income Tax Status
The operations of the Variable Account are part of the operations of the Sponsor and are not taxed separately. The Sponsor qualifies for the federal income tax treatment granted to life insurance companies under Subchapter L of the Internal Revenue Code.  Under existing federal income tax law, investment income and realized gains earned by the Variable Account on contracts are not subject to tax, and therefore, no provision has been made for federal income taxes.  The Sponsor will review periodically the status of this policy in the event of changes in the tax law.  A provision may be made in future years for any federal income taxes that would be attributable to the contracts.

(3)	Contract Charges and Related Party Transactions

Contract Charges

The Sponsor sells both a Survivorship Variable Universal Life Insurance Product (“Survivorship Product”) and Single Life Variable Universal Life Products (“Single Life Products”) within the Variable Account.  The contract charges for these products are as follows:

Mortality and Expense Risk – A mortality and expense risk charge based on the value of the Sub-Account within the Variable Account is deducted at the monthly anniversary date from the contract’s account value, through the redemption of units for the mortality and expense risks assumed by the Sponsor.  The maximum deduction is at an effective annual rate of .60%, for policy years one through 10 for the Single Life Products, and policy years one through 15 for the Survivorship Product.  Thereafter, the effective annual rate is .10% for the Single Life Products and .20% for the Survivorship Product, respectively.

Administration Charges - For the Single Life Products, a monthly charge of $8 is deducted in all policy years, as well as a monthly charge based on the specified face amount is deducted in the first 10 policy years, and for the first 10 policy years following the effective date of each specified face amount increase.  For the Survivorship Product, the monthly expense charge is deducted for the first 10 policy years, and for the first 10 policy years following the effective date of each specified face amount increase.  The charge is based on the specified face amount or increase thereof, times a rate determined by the age, sex and rating class of each insured.  These monthly charges are deducted from each contract’s account value to cover administrative expenses and issuance costs.

Charges for Life Insurance Protection – A monthly cost of insurance charge is deducted from the contract’s account value to cover anticipated costs of providing insurance coverage.  The charge is based on the length of time a policy has been in force and other factors, including issue age, sex, and rating class of each insured, and will not exceed the guaranteed maximum monthly cost of insurance rates based on the 1980 Commissioner’s Standard Ordinary smoker and non-smoker mortality tables.

Sales Charge - The Sponsor deducts a sales charge from premiums at the time of purchase.  For the Single Life Products the current charge is 5.25% of the amount of premium.  The maximum charge is guaranteed not to exceed 7.25%.  For the Survivorship Product, the charge is based on certain factors, including the specified face amount, age, sex, and rating class of the insured.  The current charge is 6% of premiums, and is guaranteed not to exceed 8%.

Surrender Charge - A surrender charge may be deducted to cover certain expenses relating to the sale of the contract.  The surrender charge is based on certain factors, including the specified face amount, the insured’s age, sex and rating class. For the Survivorship Product, the surrender charge period will generally end after 15 policy years from the date of policy issue, or 15 policy years from the effective date of each specified face amount increase.  For the Single Life Products, the Futurity Protector II and Futurity Accumulator II products, the surrender charge applies to the first 12 and nine years respectively, from the date of policy issuance, or the respective policy years from the effective date of each specified face amount increase.  Surrender charges are deducted and retained by the Sponsor.   These amounts are included in the “Withdrawals and Surrenders” line on the Statement of Changes in Net Assets.

Related Party Transactions

Massachusetts Financial Services Company is the investment adviser to the MFS/Sun Life Series Trust.  Sun Capital Advisers Inc. is the investment adviser to Sun Capital Advisers Trust.  Both are affiliates of the Sponsor and charge management fees at an effective annual rate ranging from .50% to .75% and .50% to .95% of average net asset value, respectively.

Sun Life of Canada (U.S.) Variable Account I

Notes to Financial Statements - continued

(3) Contract Charges and Related Party Transactions
Surrender
Charges

AIM Variable Insurance Funds, Inc.:
V.I. Capital Appreciation Fund Sub-Account (“AIM1”)	1,760
V.I. Growth Fund Sub-Account Sub-Account (“AIM2”)	2,833
V.I. Core Equity Fund Sub-Account (“AIM3”)	60,710
V.I. International Growth Fund Sub-Account (“AIM4”)	4,589
V.I. Premier Equity Fund Sub-Account (“AIM5”)	830
V.I. Dynamics Fund Sub-Account (“IV1”)	160
V.I. Small Cap Growth Fund Sub-Account (“IV2”)	918
The Alger American Fund:
Growth Portfolio Sub-Account (“AL1”)	182
Income and Growth Portfolio Sub-Account (“AL2”)	19,957
Small Capitalization Portfolio Sub-Account (“AL3”)	26
Mid Cap Growth Portfolio Sub-Account (“AL4”)	23
Goldman Sachs Variable Insurance Trust:
CORE Small Cap Equity Fund Sub-Account (“GS2”)	154
Structured US Equity Fund Sub-Account (“GS3”)	17,125
Growth and Income Fund Sub-Account (“GS4”)	1,300
International Equity Fund Sub-Account (“GS5”)	808
Mid Cap Value Fund Sub-Account (“GS8”)	0
MFS/Sun Life Series Trust:
Capital Appreciation Series Sub-Account (“CAS”)	899
Massachusetts Investors Trust Series Sub-Account (“CGS”)	385
Emerging Growth Series Sub-Account (“EGS”)	947
Government Securities Series Sub-Account (“GSS”)	5,841
High Yield Series Sub-Account (“HYS”)	22,858
Massachusetts Investors Growth Stock Series Sub-Account (“MIS”)	3,238
New Discovery Series Sub-Account (“NWD”)	0
Total Return Series Sub-Account (“TRS”)	50,495
Utilities Series Sub-Account (“UTS”)	1,594
Value Series Sub-Account (“EIS”)	0
OCC Accumulation Trust:
Equity Portfolio Sub-Account (“OP1”)	0
Mid Cap Portfolio Sub-Account (“OP2”)	38
Small Cap Portfolio Sub-Account (“OP3”)	40
Managed Portfolio Sub-Account (“OP4”)	0
Sun Capital Advisers Trust:
Sun Capital Money Market Fund Sub-Account (“SCA1”)	66,095
Sun Capital Investment Grade Bond Fund Sub-Account (“SCA2”)	3,290
Sun Capital Real Estate Fund Sub-Account (“SCA3”)	10,513
Sun Capital Select Equity Fund Sub-Account (“SCA4”)	0
Sun Capital Blue Chip Mid-Cap Fund Sub-Account (“SCA5”)	7,359
Sun Capital Investors Foundation Fund Sub-Account (“SCA6”)	0
Sun Capital Davis Venture Value Fund Sub-Account (“SCA7”)	9,723
Sun Capital Davis Financial Fund Sub-Account (“SCA8”)	0
Sun Capital Value Equity Fund Sub-Account (“SCA9”)	0
Sun Capital Value Mid Cap Fund Sub-Account (“SCA “)	0
Sun Capital Value Small Cap Fund Sub-Account (“SCB”)	14,519
Sun Capital Value Managed Fund Sub-Account (“SCC”)	0
Sun Capital Neuberger Berman Mid Cap Value Fund Sub-Account (“SCH”)	0
Sun Capital Neuberger Berman Mid Cap Growth Fund Sub-Account (“SCI”)	0
Sun Capital Alger Growth Fund Sub-Account (“SCJ”)	0
Sun Capital Alger Income and Growth Fund Sub-Account (“SCK”)	0
Sun Capital Alger Small Capitalization Fund Sub-Account (“SCL”)	0
Sun Capital All Cap Fund Sub-Account (“SCM”)	0
AllianceBernstein Variable Product Series Fund, Inc.:
VP Global Technology Portfolio Sub-Account (“AN2”)	106
VP Growth and Income Portfolio Sub-Account (“AN3”)	16,538
Fidelity Variable Insurance Products Fund:
Fidelity VIP Index 500 Portfolio Sub-Account (“FL4”)	0
Fidelity VIP Money Market Portfolio Sub-Account (“FL5”)	38,463
Fidelity VIP ContrafundTM Portfolio Sub-Account (“FL6”)	34,198
Fidelity VIP Overseas Portfolio Sub-Account (“FL7”)	13,683
Fidelity VIP Growth Portfolio Sub-Account (“FL8”)	1,137
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton Growth Securities Fund Sub-Account (“FTG”)	6,420
Franklin Templeton Foreign Securities Fund Sub-Account (“FTI”)	10,989

(3) Contract Charges and Related Party Transactions - continued

Surrender
Charges

PIMCO Variable Insurance Trust:
PIMCO High Yield Portfolio Sub-Account (“PHY”)	915
PIMCO Emerging Markets Bond Portfolio Sub-Account (“PMB”)	3,211
PIMCO Real Return Portfolio Sub-Account (“PRR”)	0
PIMCO Total Return Portfolio Sub-Account (“PTR”)	0
PIMCO Low Duration Fund Sub-Account (“PLD”)	13,470
Scudder VIT Funds:
Scudder VIT Small Cap Index Fund Sub-Account (“SSC”)	0
Scudder Variable Series II:
SVS Dreman Small Cap Value Portfolio Sub-Account (“SCV”)
Delaware Variable Insurance Products Trust:
VIP Growth Opportunities Series Sub-Account (“DGO”)	114
Dreyfus Investment Portfolios:
MidCap Stock Portfolio Sub-Account (“DMC”)	7,917
Lord Abbett Series Fund, Inc.:
Growth and Income Portfolio Sub-Account (“LA1”)	0
Mid-Cap Value Portfolio Sub-Account (“LA2”)	7,537
Oppenheimer Variable Account Funds:
Capital Appreciation Fund Sub-Account (“OCF”)	108
Van Kampen Life Insurance Trust:
LIT Growth & Income Portfolio Sub-Account (“VGI”)	27
T. Rowe Price Equity Series, Inc.:
T. Rowe Price Blue Chip Growth Portfolio Sub-Account (“TBC”)	6,158

Sun Life of Canada (U.S.) Variable Account I

Notes to the Financial Statements - continued

(4) Investment Purchases and Sales

The following table shows the aggregate cost of mutual fund shares purchased and proceeds from the sale of investments for each Sub-Account for the year ended December 31, 2006.

	Purchases	Sales

AIM Variable Insurance Funds, Inc.:
V.I. Capital Appreciation Fund (“AIM1”)	$938,568	$311,669
V.I. Growth Fund (“AIM2”)	20	751,488
V.I. Core Equity Fund (“AIM3”)	763,203	729,971
V.I. International Growth Fund (“AIM4”)	2,632,840	915,753
V.I. Premier Equity Fund (“AIM5”)	7,819	781,873
V.I. Dynamics Fund (“IV1”)	-	34,698
V.I. Small Cap Growth Fund (“IV2”)	-	65,730
The Alger American Fund:
Growth Portfolio (“AL1”)	512	159,484
Income and Growth Portfolio (“AL2”)	4,614	162,078
Small Capitalization Portfolio (“AL3”)	-	13,697
Mid Cap Growth Portfolio (“AL4”)	175,401	107,285
Goldman Sachs Variable Insurance Trust:
CORE Small Cap Equity Fund (“GS2”)	91,483	64,341
Structured US Equity Fund (“GS3”)	296,728	285,524
Growth and Income Fund (“GS4”)	220,905	189,626
International Equity Fund (“GS5”)	134,357	209,571
Mid Cap Value Fund (“GS8”)	353,000	701,906
MFS/Sun Life Series Trust:
Capital Appreciation Series (“CAS”)	592	62,381
Massachusetts Investors Trust Series (“CGS”)	314,394	326,300
Emerging Growth Series (“EGS”)	1,927	66,299
Government Securities Series (“GSS”)	970,811	477,777
High Yield Series (“HYS”)	979,171	486,792
Massachusetts Investors Growth Stock Series (“MIS”)	281,954	145,559
New Discovery Series (“NWD”)	381,478	331,108
Total Return Series (“TRS”)	890,282	756,710
Utilities Series (“UTS”)	681,656	372,045
Value Series (“EIS”)	1,072,842	631,176
OCC Accumulation Trust:
Equity Portfolio (“OP1”)	40,341	357,358
Mid Cap Portfolio (“OP2”)	16,807	11,232
Small Cap Portfolio (“OP3”)	20,246	18,827
Managed Portfolio (“OP4”)	2,979	2,548
Sun Capital Advisers Trust:
Sun Capital Money Market Fund (“SCA1”)	731,436	542,027
Sun Capital Investment Grade Bond Fund (“SCA2”)	732,916	351,206
Sun Capital Real Estate Fund (“SCA3”)	832,877	692,428
Sun Capital Blue Chip Mid-Cap Fund (“SCA5”)	1,287,684	249,374
Sun Capital Davis Venture Value Fund (“SCA7”)	1,106,156	538,295
Sun Capital Oppenheimer Main Street Small Cap Fund (“SCB”)	293,206	226,088
Sun Capital All Cap Fund (“SCM”)	181,161	13,474
AllianceBernstein Variable Product Series Fund, Inc.:
VP Technology Portfolio (“AN2”)	-	15,323
VP Growth and Income Portfolio (“AN3”)	928,703	427,025
Fidelity Variable Insurance Products Fund:
Fidelity VIP Index 500 Portfolio (“FL4”)	3,471,717	1,018,402
Fidelity VIP Money Market Portfolio (“FL5”)	7,265,086	8,998,867
Fidelity VIP ContrafundTM Portfolio (“FL6”)	2,676,486	739,503
Fidelity VIP Overseas Portfolio (“FL7”)	1,466,037	729,425
Fidelity VIP Growth Portfolio (“FL8”)	1,043,306	176,678
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton Growth Securities Fund (“FTG”)	762,827	132,024
Franklin Templeton Foreign Securities Fund (“FTI”)	1,575,526	383,350
PIMCO Variable Insurance Trust:
PIMCO High Yield Portfolio (“PHY”)	461,586	87,495
PIMCO Emerging Markets Bond Portfolio (“PMB”)	866,727	227,386
PIMCO Real Return Portfolio (“PRR”)	581,816	354,887
PIMCO Total Return Portfolio (“PTR”)	2,622,073	536,392
PIMCO Low Duration Fund (“PLD”)	1,177,823	518,520

Sun Life of Canada (U.S.) Variable Account I

Notes to the Financial Statements – continued

(4) Investment Purchases and Sales – continued

	Purchases	Sales
Scudder VIT Funds:
Scudder VIT Small Cap Index Fund (“SSC”)	1,176,799	370,964
Scudder Variable Series II:
SVS Dreman Small Cap Value Portfolio (“SCV”)	1,024,858	154,648
Delaware Variable Insurance Products Trust:
VIP Growth Opportunities Series (“DGO”)	132,574	154,759
Dreyfus Investment Portfolios:
MidCap Stock Portfolio (“DMC”)	1,673,654	381,241
Lord Abbett Series Fund, Inc.:
Growth and Income Portfolio (“LA1”)	811,256	56,694
Mid-Cap Value Portfolio (“LA2”)	536,389	227,458
Oppenheimer Variable Account Funds:
Capital Appreciation Fund (“OCF”)	325,799	25,435
Van Kampen Life Insurance Trust:
LIT Growth & Income Portfolio (“VGI”)	380,927	78,263
T. Rowe Price Equity Series, Inc.:
T. Rowe Price Blue Chip Growth Portfolio (“TBC”)	626,383	245,242

Sun Life of Canada (U.S.) Variable Account I

Notes to Financial Statements - (Continued)

(5) Financial Highlights

A summary of unit values, units outstanding, investment income, and total return percentages for each of the five years ended December 31, 2006, as shown below. No expense ratio is presented as all charges currently relating to Variable Account I are made directly to contract owner accounts through the redemption of units. An expense ratio represents the annualized contract expenses of the separate account, and includes only those expenses that result in a direct reduction to unit values.

	As of December 31					For the Year Ended
		Unit
		Fair Value				Investment	Total Return ***
	Units	[lowest to highest]			Net Assets	Income Ratio **	[lowest to highest]
AIM Variable Insurance Funds, Inc.
V.I. Capital Appreciation Fund Sub-Account (“AIM1”)
December 31, 2006 [c]	186,833	$8.39	to	$ 10.51	$1,873,718	0.06%	5.68%	to	6.30%
December 31, 2005	124,767	7.94	to	9.94	1,184,367	0.07	8.20	to	8.84
December 31, 2004	111,629	7.33	to	9.19	979,175	-	6.00	to	6.63
December 31, 2003	99,063	6.91	to	8.67	828,821	-	28.77	to	29.52
December 31, 2002	91,280	5.36	to	6.73	593,724	-	(24.80)	to	(24.36)
V.I. Growth Fund Sub-Account (“AIM2”)
December 31, 2006 [c]	-		-		-	-			-
December 31, 2005	96,843	5.43	to	8.89	701,088	-	6.85	to	7.48
December 31, 2004 [a]	112,323	5.08	to	8.27	760,747	-	7.59	to	8.23
December 31, 2003	150,908	4.72	to	7.64	920,979	-	30.48	to	31.24
December 31, 2002	166,107	3.61	to	5.82	774,841	-	(31.37)	to	(30.97)
V.I. Core Equity Fund Sub-Account (“AIM3”)
December 31, 2006 [c]	116,873	9.36	to	11.48	1,249,292	0.65	16.02	to	16.70
December 31, 2005	115,293	8.06	to	9.83	1,006,051	1.34	4.70	to	5.31
December 31, 2004 [a]	153,704	7.69	to	9.34	1,297,259	0.93	8.33	to	8.97
December 31, 2003	170,920	7.09	to	8.57	1,336,477	1.10	23.70	to	24.42
December 31, 2002	159,842	5.73	to	6.89	999,784	0.41	(16.07)	to	(15.58)
V.I. International Equity Fund Sub-Account (“AIM4”)
December 31, 2006	351,267	13.09	to	17.32	5,892,590	1.26	27.49	to	28.23
December 31, 2005	240,420	10.26	to	13.51	3,108,700	0.74	17.24	to	17.93
December 31, 2004	191,021	8.74	to	11.45	2,068,325	0.62	23.28	to	24.00
December 31, 2003	226,906	7.08	to	9.24	1,971,499	0.59	28.31	to	29.06
December 31, 2002	218,318	5.52	to	7.16	1,473,780	0.76	(16.17)	to	(15.67)
V.I. Premier Equity Fund Sub-Account (“AIM5”)
December 31, 2006 [c]	-			-	-	1.04			-
December 31, 2005	87,260			8.49	741,083	0.80			5.65
December 31, 2004	108,115			8.04	869,052	0.45			5.77
December 31, 2003	114,028			7.60	868,442	0.34			25.08
December 31, 2002	106,705			6.08	648,320	0.51			30.26
V.I. Dynamics Fund Sub-Account (“IV1”)
December 31, 2006	30,465			10.53	320,935	-			16.11
December 31, 2005	34,056			9.07	308,975	-			10.72
December 31, 2004 [a]	38,477			8.19	315,286	-			13.34
December 31, 2003	38,780			7.23	280,977	-			37.82
December 31, 2002	28,387			5.25	148,911	-			(31.90)
V.I. Small Company Growth Fund Sub-Account (“IV2”)
December 31, 2006	34,509			10.38	357,259	-			14.13
December 31, 2005	41,152			9.09	374,143	-			5.19
December 31, 2004 [a]	50,367			8.64	435,311	-			13.9
December 31, 2003	51,985			7.59	394,856	-			33.43
December 31, 2002	30,392			5.69	172,843	-			(31.11)
The Alger American Fund
Growth Portfolio Sub-Account (“AL1”)
December 31, 2006	32,329	8.38	to	9.54	290,576	0.13	4.54	to	5.15
December 31, 2005	51,150	8.01	to	9.12	429,169	0.26	11.38	to	12.03
December 31, 2004	67,519	7.18	to	8.19	515,807	-	4.88	to	5.50
December 31, 2003	82,632	6.84	to	7.81	606,158	-	34.37	to	35.16
December 31, 2002	105,755	5.09	to	5.81	580,116	0.04	(33.38)	to	(32.99)
Income and Growth Portfolio Sub-Account (“AL2”)
December 31, 2006	25,907	9.20	to	11.82	267,204	1.28	8.67	to	9.31
December 31, 2005	43,301	8.45	to	10.87	397,580	1.13	2.84	to	3.44
December 31, 2004	51,380	8.21	to	10.57	461,602	0.56	7.22	to	7.85
December 31, 2003	72,533	7.66	to	9.86	597,304	0.33	29.08	to	29.84
December 31, 2002	87,095	5.93	to	7.64	557,055	0.78	(31.50)	to	(31.10)

Sun Life of Canada (U.S.) Variable Account I

Notes to Financial Statements - (Continued)

(5) Financial Highlights - continued

	As of December 31					For the Year Ended
		Unit
		Fair Value				Investment	Total Return ***
	Units	[lowest to highest]			Net Assets	Income Ratio **	[lowest to highest]
The Alger American Fund
Small Capitalization Portfolio Sub-Account (“AL3”)
December 31, 2006	11,152	10.00	to	14.27	142,682	-	19.32	to	20.02
December 31, 2005	12,298	8.37	to	11.89	131,262	-	16.20	to	16.88
December 31, 2004	15,537	7.20	to	10.17	140,158	-	15.89	to	16.57
December 31, 2003	17,371	6.21	to	8.72	135,653	-	41.51	to	42.34
December 31, 2002	22,527	4.38	to	6.13	122,787	-	(26.65)	to	(26.22)
Mid Cap Growth Portfolio Sub-Account (“AL4”)
December 31, 2006	23,352			15.24	355,866	-			10.14
December 31, 2005	21,906			13.84	303,096	-			9.82
December 31, 2004	3,770			12.60	47,492	-			25.98
December 31, 2003	-			-	-	-			-
December 31, 2002	-			-	-	-			-
Goldman Sachs Variable Insurance Trust
CORE Small Cap Equity Fund Sub-Account (“GS2”)
December 31, 2006	19,409	19.53	to	20.01	386,560	0.69	11.62	to	11.71
December 31, 2005	19,634	17.49	to	17.93	348,139	0.25	5.45	to	5.54
December 31, 2004	19,335	16.57	to	17.00	324,935	0.31	15.65	to	15.75
December 31, 2003	7,278	14.31	to	14.70	104,854	0.26	45.15	to	45.28
December 31, 2002	6,414	9.85	to	10.13	64,565	0.33	(15.46)	to	(15.39)
CORE US Equity Fund Sub-Account (“GS3”)
December 31, 2006	144,902	11.27	to	12.24	1,704,656	1.10	12.23	to	12.89
December 31, 2005	145,363	10.04	to	10.84	1,513,737	0.84	5.89	to	6.51
December 31, 2004	123,496	9.47	to	10.18	1,210,680	1.78	14.27	to	14.94
December 31, 2003	46,161	8.28	to	8.56	402,778	0.93	28.72	to	29.47
December 31, 2002	31,668	6.43	to	6.84	212,638	0.46	(22.35)	to	(21.89)
Growth and Income Fund Sub-Account (“GS4”)
December 31, 2006	39,319	13.78	to	14.48	557,007	1.74	21.92	to	22.02
December 31, 2005	39,112	11.30	to	11.87	448,410	1.79	3.33	to	3.41
December 31, 2004	35,174	10.94	to	11.48	391,361	2.19	18.10	to	18.21
December 31, 2003	17,603	9.26	to	9.71	163,772	1.49	23.64	to	23.74
December 31, 2002	12,714	7.49	to	7.85	96,192	1.71	(11.86)	to	(11.78)
International Equity Fund Sub-Account (“GS5”)
December 31, 2006	102,983	11.96	to	13.79	1,327,436	1.65	21.39	to	21.50
December 31, 2005	110,987	9.84	to	11.36	1,171,628	0.33	13.04	to	13.14
December 31, 2004	107,191	8.70	to	10.05	1,002,357	1.42	12.82	to	12.92
December 31, 2003	64,158	7.70	to	8.91	544,927	4.52	34.70	to	34.82
December 31, 2002	53,887	5.71	to	6.61	337,848	1.25	(18.81)	to	(18.74)
Mid Cap Value Fund Sub-Account (“GS8”)
December 31, 2006 [b]	68,934	15.57	to	15.79	1,086,429	0.81	15.49	to	16.16
December 31, 2005	101,376	13.48	to	13.59	1,375,110	0.78	12.17	to	12.83
December 31, 2004	38,922	12.02	to	12.05	468,562	0.85	20.20	to	20.48
December 31, 2003	-			-	-	-			-
December 31, 2002	-			-	-	-			-
MFS/Sun Life Series Trust
Capital Appreciation Series Sub-Account (“CAS”)
December 31, 2006	31,485	7.10	to	8.43	261,668	0.21	5.75	to	6.37
December 31, 2005	39,568	6.71	to	7.92	309,208	0.55	0.33	to	0.92
December 31, 2004 [a]	58,760	6.68	to	7.85	456,379	0.06	10.37	to	11.02
December 31, 2003	61,954	6.04	to	7.09	432,410	-	27.96	to	28.71
December 31, 2002	58,126	4.72	to	5.54	319,913	0.17	(32.79)	to	(32.39)
Massachusetts Investors Trust Series Sub-Account (“CGS”)
December 31, 2006	158,329	11.03	to	11.59	1,801,223	0.80	12.65	to	13.30
December 31, 2005	160,325	9.79	to	10.23	1,608,566	0.80	7.08	to	7.70
December 31, 2004	255,401	9.14	to	9.50	2,402,768	0.92	11.33	to	11.99
December 31, 2003	202,404	8.21	to	8.48	1,718,235	1.08	22.12	to	22.83
December 31, 2002	171,309	6.72	to	6.90	1,184,056	0.96	(21.68)	to	(21.22)

Sun Life of Canada (U.S.) Variable Account I

Notes to Financial Statements - (Continued)

(5) Financial Highlights - continued

As of December 31			For the Year Ended
Unit
	Fair Value		Investment	Total Return ***
Units	[lowest to highest]	Net Assets	Income Ratio **	[lowest to highest]

MFS/Sun Life Series Trust
Emerging Growth Series Sub-Account (“EGS”)
December 31, 2006	53,802	6.29	to	9.24	475,771	-	7.39	to	8.02
December 31, 2005	61,332	5.85	to	8.60	503,177	-	8.50	to	9.14
December 31, 2004 [a]	91,072	5.38	to	7.93	695,166	-	12.58	to	13.24
December 31, 2003	131,684	4.78	to	7.04	884,400	-	30.73	to	31.49
December 31, 2002	141,341	3.65	to	5.39	723,613	-	(34.53)	to	(34.15)
Government Securities Series Sub-Account (“GSS”)
December 31, 2006	256,685	12.94	to	14.24	3,372,649	4.64	3.08	to	3.68
December 31, 2005	228,634	12.48	to	13.81	2,904,730	4.46	1.71	to	2.30
December 31, 2004	207,719	12.20	to	13.58	2,578,231	5.05	3.15	to	3.76
December 31, 2003	216,241	11.76	to	13.16	2,604,745	4.09	1.55	to	2.15
December 31, 2002	188,842	11.51	to	12.96	2,228,605	4.57	9.16	to	9.80
High Yield Series Sub-Account (“HYS”)
December 31, 2006	219,625	14.17	to	14.95	3,267,820	7.75	9.75	to	10.39
December 31, 2005	200,681	12.90	to	13.54	2,704,033	8.34	1.60	to	2.19
December 31, 2004	172,603	12.69	to	13.25	2,274,083	8.03	8.91	to	9.54
December 31, 2003	200,016	11.64	to	12.09	2,411,709	8.24	20.73	to	21.44
December 31, 2002	172,449	9.63	to	9.96	1,711,051	8.78	2.10	to	2.70
Massachusetts Investors Growth Stock Series Sub-Account (“MIS”)
December 31, 2006	164,036	7.68	to	9.14	1,467,362	0.09	7.04	to	7.67
December 31, 2005	148,002	7.17	to	8.54	1,229,966	0.49	3.77	to	4.37
December 31, 2004	147,809	6.90	to	8.23	1,179,938	0.07	8.97	to	9.61
December 31, 2003	126,687	6.33	to	7.55	916,040	-	22.67	to	23.39
December 31, 2002	81,106	5.16	to	6.15	480,213	0.13	(28.47)	to	(28.05)
New Discovery Series Sub-Account (“NWD”)
December 31, 2006	127,257	10.59	to	16.09	1,411,591	-	12.51	to	13.17
December 31, 2005	123,740	9.35	to	14.30	1,210,548	-	4.59	to	5.21
December 31, 2004	114,708	8.89	to	13.68	1,085,097	-	6.86	to	7.49
December 31, 2003	116,920	8.27	to	12.80	1,032,949	-	34.50	to	35.29
December 31, 2002	79,180	6.11	to	9.52	531,512	-	(33.82)	to	(33.43)
Total Return Series Sub-Account (“TRS”)
December 31, 2006	336,951	13.85	to	16.22	4,942,494	2.73	11.57	to	12.22
December 31, 2005	350,371	12.34	to	14.52	4,561,624	2.53	2.42	to	3.02
December 31, 2004	338,880	11.98	to	14.17	4,287,717	2.49	10.82	to	11.47
December 31, 2003	344,082	10.75	to	12.77	3,897,759	3.27	16.47	to	27.72
December 31, 2002	274,812	9.18	to	10.68	2,697,529	3.06	(100.00)	to	(5.69)
Utilities Series Sub-Account (“UTS”)
December 31, 2006	99,015	15.97	to	19.83	1,685,709	2.62	31.51	to	32.28
December 31, 2005	82,133	12.07	to	15.07	1,069,705	0.98	16.61	to	17.29
December 31, 2004	70,699	10.29	to	12.93	808,395	2.01	29.61	to	30.37
December 31, 2003	57,320	7.89	to	9.97	482,718	4.21	35.46	to	36.26
December 31, 2002	47,288	5.79	to	7.36	308,086	3.71	(24.31)	to	(23.87)
Value Series Sub-Account (“EIS”)
December 31, 2006	133,384	14.76	to	14.97	1,990,815	1.34	20.25	to	20.96
December 31, 2005	107,101	12.27	to	12.38	1,322,436	1.37	5.98	to	6.60
December 31, 2004	28,237	11.58	to	11.61	327,493	-	15.82	to	16.09
December 31, 2003	-		-		-	-		-
December 31, 2002	-		-		-	-		-
OCC Accumulation Trust
Equity Portfolio Sub-Account (“OP1”)
December 31, 2006	25,041	13.26	to	14.60	367,064	0.46	14.61	to	14.71
December 31, 2005	49,614	11.57	to	12.73	629,649	0.41	6.42	to	6.51
December 31, 2004	51,267	10.87	to	11.95	610,685	1.09	11.27	to	11.37
December 31, 2003	66,493	9.77	to	10.73	708,868	1.33	27.82	to	27.93
December 31, 2002	70,029	7.64	to	8.39	582,242	0.94	(21.87)	to	(21.80)
Mid Cap Portfolio Sub-Account (“OP2”)
December 31, 2006	4,314	23.94	to	29.84	123,150	-	12.40	to	12.50
December 31, 2005	4,728	21.28	to	26.55	119,509	-	15.51	to	15.61
December 31, 2004	6,314	18.41	to	22.98	139,580	0.10	18.64	to	18.74
December 31, 2003	9,543	15.50	to	19.37	171,651	-	31.65	to	31.77
December 31, 2002	12,424	11.77	to	14.71	170,197	-	(7.68)	to	(7.60)

Sun Life of Canada (U.S.) Variable Account I

Notes to Financial Statements - (Continued)

(5) Financial Highlights - continued

	As of December 31					For the Year Ended
		Unit
		Fair Value				Investment	Total Return ***
	Units	[lowest to highest]			Net Assets	Income Ratio **	[lowest to highest]
OCC Accumulation Trust
Small Cap Portfolio Sub-Account (“OP3”)
December 31, 2006	16,571	23.61	to	24.32	402,870	-	23.36	to	23.47
December 31, 2005	17,428	19.14	to	19.70	341,336	-	(0.52)	to	(0.44)
December 31, 2004	22,473	19.24	to	19.78	440,215	0.05	17.19	to	17.29
December 31, 2003	28,428	16.42	to	16.87	476,584	0.05	41.82	to	41.94
December 31, 2002	31,605	11.58	to	11.88	372,684	0.07	(22.09)	to	(22.03)
Managed Portfolio Sub-Account (“OP4”)
December 31, 2006	1,829	12.97	to	13.48	23,948	1.74	9.02	to	9.11
December 31, 2005	2,037	11.90	to	12.36	24,280	1.21	4.67	to	4.76
December 31, 2004	2,258	11.37	to	11.80	25,755	1.60	10.12	to	10.21
December 31, 2003	3,811	10.33	to	10.70	40,081	1.92	21.04	to	21.15
December 31, 2002	4,691	8.53	to	8.83	40,526	1.74	(17.37)	to	(17.30)
Sun Capital Advisers Trust
Sun Capital Money Market Fund Sub-Account (“SCA1”)
December 31, 2006	167,099	11.50	to	11.75	1,963,728	4.52	3.99	to	4.08
December 31, 2005	157,841	11.05	to	11.30	1,774,297	2.73	2.16	to	2.25
December 31, 2004	158,525	10.81	to	11.06	1,743,749	0.81	0.15	to	0.23
December 31, 2003	107,943	10.78	to	11.05	1,570,196	0.56	(0.04)	to	0.05
December 31, 2002	151,139	10.78	to	11.05	1,656,791	1.12	0.54	to	0.62
Sun Capital Investment Grade Bond Fund Sub-Account (“SCA2”)
December 31, 2006	228,845	13.69	to	14.87	3,201,765	5.17	4.79	to	5.41
December 31, 2005	215,554	12.99	to	14.19	2,849,531	4.80	1.37	to	1.96
December 31, 2004	135,296	12.74	to	14.00	1,768,092	4.82	5.80	to	6.42
December 31, 2003	250,179	11.97	to	13.23	3,057,433	5.20	9.01	to	9.65
December 31, 2002	252,822	10.92	to	12.14	2,842,873	5.57	4.63	to	5.24
Sun Capital Real Estate Fund Sub-Account (“SCA3”)
December 31, 2006	137,110	32.01	to	39.45	4,479,936	1.66	38.16	to	38.96
December 31, 2005	139,612	23.04	to	28.55	3,294,424	1.67	9.03	to	9.67
December 31, 2004	122,604	21.00	to	26.19	2,650,303	1.65	32.54	to	33.32
December 31, 2003	93,289	15.75	to	19.76	1,521,942	-	35.16	to	35.95
December 31, 2002	73,335	11.59	to	14.62	891,543	6.36	3.44	to	4.04
Sun Capital Blue Chip Mid-Cap Fund Sub-Account (“SCA5”)
December 31, 2006	203,455	16.42	to	25.66	3,609,657	-	10.65	to	11.30
December 31, 2005	171,043	14.75	to	23.19	2,764,866	0.09	15.93	to	16.61
December 31, 2004	153,718	12.65	to	20.00	2,164,285	-	15.47	to	16. 14
December 31, 2003	237,573	10.89	to	17.32	2,846,103	-	35.30	to	36.09
December 31, 2002	193,905	8.00	to	12.80	1,754,504	-	(15.41)	to	(14.91)
Sun Capital Davis Venture Value Fund Sub-Account (“SCA7”)
December 31, 2006	284,851			13.89	3,954,847	0.77			14.77
December 31, 2005	241,536			12.11	2,923,925	0.75			9.73
December 31, 2004	193,725			11.03	2,137,277	0.68			12.45
December 31, 2003	121,794			9.81	1,194,587	0.66			30.50
December 31, 2002	70,206			7.52	527,790	-			(16.24)
Sun Capital Oppenheimer Main Street Small Cap Fund Sub-Account (“SCB”) [d]
December 31, 2006	131,940	14.23	to	16.03	2,071,236	-	12.94	to	13.60
December 31, 2005	132,167	12.60	to	14.11	1,832,530	-	3.72	to	4.33
December 31, 2004	136,275	12.15	to	13.53	1,811,446	-	17.74	to	18.43
December 31, 2003	201,256	10.32	to	11.42	2,265,709	0.06	40.80	to	41.62
December 31, 2002	149,387	7.33	to	8.07	1,189,036	-	(26.70)	to	(20.61)
Sun Capital All Cap Fund Sub-Account (“SCM”)
December 31, 2006	17,353			16.52	286,649	2.56			20.07
December 31, 2005	7,018			13.76	96,545	0.14			(0.72)
December 31, 2004	6,521			13.86	90,356	0.13			20.39
December 31, 2003	24,634			11.51	282,512	1.04			52.3
December 31, 2002	17,505			7.56	132,292	0.40			(24.43)
AllianceBernstein Variable Product Series Fund, Inc.
VP Global Technology Portfolio Sub-Account (“AN2”)
December 31, 2006	22,621			7.55	170,887	-			8.38
December 31, 2005	24,780			6.97	172,732	-			3.65
December 31, 2004 [a]	31,810			6.73	213,926	-			5.09
December 31, 2003	39,085			6.40	250,545	-			43.79
December 31, 2002	22,628			4.45	100,711	-			(41.81)

Sun Life of Canada (U.S.) Variable Account I

Notes to Financial Statements - (Continued)

(5) Financial Highlights - continued

	As of December 31			For the Year Ended
		Unit
		Fair Value		Investment	Total Return ***
	Units	[lowest to highest]	Net Assets	Income Ratio **	[lowest to highest]
AllianceBernstein Variable Product Series Fund, Inc.
VP Growth and Income Portfolio Sub-Account (“AN3”)
December 31, 2006	356,895	12.62	4,503,178	1.13	16.98
December 31, 2005	334,161	10.78	3,603,531	1.24	4.60
December 31, 2004	294,980	10.31	3,041,247	0.60	11.22
December 31, 2003	137,868	9.27	1,279,150	0.78	32.18
December 31, 2002	87,587	7.01	614,232	0.52	(22.27)
Fidelity Variable Insurance Products Fund
Fidelity VIP Index 500 Portfolio Sub-Account (“FL4”)
December 31, 2006	1,235,790	11.73	14,503,213	1.47	15.61
December 31, 2005	1,030,028	10.15	10,454,905	1.68	4.71
December 31, 2004	1,007,408	9.69	9,765,021	1.03	10.51
December 31, 2003	619,237	8.77	5,436,616	1.03	28.27
December 31, 2002	357,682	6.84	2,445,800	0.89	(22.32)
Fidelity VIP Money Market Portfolio Sub-Account (“FL5”)
December 31, 2006	890,859	11.40	10,150,547	4.66	4.77
December 31, 2005	1,092,670	10.88	11,884,328	2.90	2.93
December 31, 2004	918,254	10.57	9,703,636	1.15	1.10
December 31, 2003	869,135	10.45	9,001,425	0.88	0.90
December 31, 2002	772,471	10.36	8,001,083	1.59	1.61
Fidelity VIP ContrafundTM Portfolio Sub-Account (“FL6”)
December 31, 2006	414,771	16.25	6,730,499	1.18	11.59
December 31, 2005	326,818	14.56	4,759,899	0.15	16.85
December 31, 2004	219,538	12.46	2,736,419	0.21	15.34
December 31, 2003	164,605	10.81	1,775,416	0.25	28.35
December 31, 2002	88,676	8.42	746,648	0.41	(9.42)
Fidelity VIP Overseas Portfolio Sub-Account (“FL7”)
December 31, 2006	421,594	14.71	6,206,851	0.70	17.95
December 31, 2005	370,882	12.47	4,625,303	0.52	18.97
December 31, 2004	331,343	10.48	3,473,292	0.82	13.49
December 31, 2003	172,921	9.24	1,599,589	0.65	43.20
December 31, 2002	165,090	6.45	1,064,835	0.20	(20.34)
Fidelity VIP Growth Portfolio Sub-Account (“FL8”)
December 31, 2006	228,802	9.09	2,093,330	0.19	6.73
December 31, 2005	133,080	8.52	1,133,632	0.36	5.67
December 31, 2004	135,289	8.06	1,090,579	0.12	3.26
December 31, 2003	85,991	7.81	674,737	0.15	32.78
December 31, 2002	68,738	5.88	404,118	0.08	(30.20)
Franklin Templeton Variable Insurance Products Trust
Franklin Templeton Growth Securities Fund Sub-Account (“FTG”)
December 31, 2006	84,981	21.61	1,836,551	1.33	21.81
December 31, 2005	56,779	17.74	1,007,375	1.10	8.86
December 31, 2004	40,990	16.30	668,030	1.21	16.03
December 31, 2003	12,883	14.05	181,106	1.67	32.13
December 31, 2002	339	10.63	3,607	-	6.30
Franklin Templeton Foreign Securities Fund Sub-Account (“FTI”)
December 31, 2006	299,049	21.99	6,578,061	1.26	21.44
December 31, 2005	242,295	18.11	4,388,017	1.18	10.17
December 31, 2004	176,214	16.44	2,896,736	1.06	18.53
December 31, 2003	87,810	13.87	1,215,035	1.87	32.21
December 31, 2002	494	10.49	5,182	-	4.90
PIMCO Variable Insurance Trust
PIMCO High Yield Portfolio Sub-Account (“PHY”)
December 31, 2006	82,498	16.63	1,371,917	6.85	9.10
December 31, 2005	64,013	15.25	975,892	6.53	4.13
December 31, 2004	69,113	14.64	1,011,927	6.49	9.56
December 31, 2003	40,673	13.36	3	6.83	22.91
December 31, 2002	1,189	10.87	12,923	1.44	8.73
PIMCO Emerging Markets Bond Portfolio Sub-Account (“PMB”)
December 31, 2006	112,396	20.86	2,343,742	5.31	9.28
December 31, 2005	86,740	19.09	1,655,494	5.08	10.78
December 31, 2004	65,676	17.23	1,131,673	4.24	12.12
December 31, 2003	4,295	15.37	66,100	4.61	31.69
December 31, 2002	162	11.67	1,890	1.23	16.70

Sun Life of Canada (U.S.) Variable Account I

Notes to Financial Statements - (Continued)

(5) Financial Highlights - continued

As of December 31						For the Year Ended
		Unit
		Fair Value				Investment	Total Return ***
Units		[lowest to highest]			Net Assets	Income Ratio **	[lowest to highest]
PIMCO Variable Insurance Trust
PIMCO Real Return Portfolio Sub-Account (“PRR”)
December 31, 2006	133,728			12.34	1,649,374	4.23			0.72
December 31, 2005	124,133			12.25	1,520,305	2.80			2.10
December 31, 2004	119,846			12.00	1,437,641	1.02			8.92
December 31, 2003	70,429			11.01	775,844	1.90			8.85
December 31, 2002	3,614			10.12	36,570	0.84			1.19
PIMCO Total Return Portfolio Sub-Account (“PTR”)
December 31, 2006	455,277			12.02	5,471,351	4.41			3.85
December 31, 2005	296,124			11.57	3,427,039	3.48			2.45
December 31, 2004	202,924			11.30	2,292,255	1.91			4.89
December 31, 2003	122,353			10.77	1,307,443	2.71			5.04
December 31, 2002	24,233			10.25	248,429	0.83			2.52
PIMCO Low Duration Fund Sub-Account (“PLD”)
December 31, 2006	496,216	10.41	to	10.56	5,234,503	4.21	3.37	to	3.98
December 31, 2005	452,259	10.07	to	10.16	4,587,637	2.84	0.43	to	1.01
December 31, 2004	345,073	10.03	to	10.05	3,468,358	0.62			0.55
December 31, 2003	-			-	-	-			-
December 31, 2002	-			-	-	-			-
Scudder VIT Funds
Scudder VIT Small Cap Index Fund Sub-Account (“SSC”)
December 31, 2006	151,365			22.19	3,365,461	0.31			17.19
December 31, 2005	118,476			18.93	2,243,091	0.40			3.99
December 31, 2004	94,502			18.21	1,720,509	0.13			17.48
December 31, 2003	30,464			15.50	472,599	0.01			119.48
December 31, 2002	227			7.06	2,405	0.84			(29.39)
Scudder VIT EAFE Equity Index Sub-Account (“SEE”)
December 31, 2006	-			-	-	-			-
December 31, 2005	-			16.60	-	2.02			1.08
December 31, 2004	19,301			16.42	317,006	2.20			18.78
December 31, 2003	12,372			13.83	171,079	0.38			38.27
December 31, 2002	-			-	-	-			-
Scudder Variable Series II
SVS Dreman Small Cap Value Portfolio Sub-Account (“SCV”)
December 31, 2006	116,029			16.81	1,950,850	0.65			25.06
December 31, 2005	66,869			13.44	898,990	0.33			10.25
December 31, 2004	12,881			12.19	157,077	-			21.95
December 31, 2003	-			-	-	-			-
December 31, 2002	-			-	-	-			-
Delaware Variable Insurance Products Trust
VIP Growth Opportunities Series Sub-Account (“DGO”)
December 31, 2006	7,498			14.78	110,853	-			6.36
December 31, 2005	9,097			13.90	126,460	-			11.40
December 31, 2004	2,104			12.48	26,255	-			24.78
December 31, 2003	-			-	-	-			-
December 31, 2002	-			-	-	-			-
Dreyfus Investment Portfolios
MidCap Stock Portfolio Sub-Account (“DMC”)
December 31, 2006	289,998	14.02	to	14.22	4,121,919	0.35	7.12	to	7.75
December 31, 2005	234,302	13.09	to	13.20	3,089,604	0.03	8.54	to	9.17
December 31, 2004	186,541	12.06	to	12.09	2,254,469	0.40			20.88
December 31, 2003	-			-	-	-			-
December 31, 2002	-			-	-	-			-
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio Sub-Account (“LA1”)
December 31, 2006	108,969			14.15	1,541,818	1.73			17.27
December 31, 2005	57,041			12.06	688,141	2.08			3.25
December 31, 2004	12,583			11.68	147,022	0.87			16.85
December 31, 2003	-			-	-	-			-
December 31, 2002	-			-	-	-			-
Mid-Cap Value Portfolio Sub-Account (“LA2”)
December 31, 2006	103,941			14.71	1,529,163	0.56			12.23
December 31, 2005	90,528			13.11	1,186,695	0.64			8.22
December 31, 2004	36,437			12.11	441,350	0.41			21.13
December 31, 2003	-			-	-	-			-
December 31, 2002	-			-	-	-			-

Sun Life of Canada (U.S.) Variable Account I

Notes to Financial Statements - (Continued)

(5) Financial Highlights - continued

	As of December 31			For the Year Ended
		Unit
		Fair Value		Investment	Total Return ***
	Units	[lowest to highest]	Net Assets	Income Ratio **	[lowest to highest]
Oppenheimer Variable Account Funds
Capital Appreciation Fund Sub-Account (“OCF”)
December 31, 2006	47,715	12.81	611,245	0.31	7.95
December 31, 2005	23,682	11.87	281,027	0.83	5.10
December 31, 2004	19,488	11.29	220,045	-	12.91
December 31, 2003	-	-	-	-	-
December 31, 2002	-	-	-	-	-
Van Kampen Life Insurance Trust
LIT Growth & Income Portfolio Sub-Account (“VGI”)
December 31, 2006	49,615	14.84	736,455	0.94	16.23
December 31, 2005	29,484	12.77	376,511	0.88	9.99
December 31, 2004	13,856	11.61	160,875	0.00	16.11
December 31, 2003	-	-	-	-	-
December 31, 2002	-	-	-	-	-
T. Rowe Price Equity Series, Inc.
T. Rowe Price Blue Chip Growth Portfolio Sub-Account (“TBC”)
December 31, 2006	226,597	13.48	3,054,317	0.32	9.67
December 31, 2005	196,686	12.29	2,416,956	0.12	5.94
December 31, 2004	157,775	11.60	1,830,113	0.64	16.00
December 31, 2003	-	-	-	-	-
December 31, 2002	-	-	-	-	-

** These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses that result in the direct reduction in the unit values. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the underlying fund in which the Sub-Account invest. Balances have been annualized for sub-accounts in existence for less than one year.
*** These amounts represent the total return for the period indicated, including changes in the value of the underlying fund. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the Variable Account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

(a) This investment option is closed to new premiums or transfers.
(b) Effective May 1, 2006, this investment option is closed to new premiums or transfers.
(c) Effective April 30, 2006, AIM V.I. Premium Equity Fund [AIM5] was merged into AIM V.I. Core Equity Fund [AIM3] and AIM V.I. Growth Fund [AIM2] was merged into AIM V.I. Capital Appreciation Fund [AIM1].
(d) On January 9, 2006, OppenheimerFunds, Inc. will replace OpCap Advisors as subadvisor to the SC Oppenheimer Main Street Small Cap Fund.

(6)	Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, (FIN 48) “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109. “Accounting for Income Taxes”. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective during the first required financial reporting period for fiscal years beginning after December 15, 2006. Management of the Sub-Accounts is currently evaluating the impact of applying the various provisions of FIN 48.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, (FAS 157) “Fair Value Measurements”. FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosure about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. Management of the Sub-Accounts is currently evaluating the impact the adoption of FAS 157 will have on the Variable Account’s financial statement disclosures.

Report of Independent Registered Public Accounting Firm

To the Participants of Sun Life of Canada (U.S.) Variable Account I and the Board of Directors of Sun Life Assurance Company of Canada (U.S.):

We have audited the accompanying statements of condition of AIM V.I. Capital Appreciation Fund Sub-Account, AIM V.I. Growth Fund Sub-Account, AIM V.I. Core Equity Fund Sub-Account, AIM V.I. International Growth Fund Sub-Account, AIM V.I. Premier Equity Fund Sub-Account, AIM V.I. Dynamics Fund Sub-Account, AIM V.I. Small Cap Growth Fund Sub-Account, Alger American Growth Portfolio Sub-Account, Alger American Income and Growth Portfolio Sub-Account, Alger American Small Capitalization Portfolio Sub-Account, Alger American Mid Cap Growth Portfolio Sub-Account, Goldman Sachs CORE Small Cap Equity Fund Sub-Account, Goldman Sachs Structured US Equity Fund Sub-Account, Goldman Sachs Growth and Income Fund Sub-Account, Goldman Sachs International Equity Fund Sub-Account, Goldman Sachs Mid Cap Value Fund Sub-Account, MFS/Sun Life Series Trust Capital Appreciation Series Sub-Account, MFS/Sun Life Series Trust Massachusetts Investors Trust Series Sub-Account, MFS/Sun Life Series Trust Emerging Growth Series Sub-Account, MFS/Sun Life Series Trust Government Securities Series Sub-Account, MFS/Sun Life Series Trust High Yield Series Sub-Account, MFS/Sun Life Series Trust Massachusetts Investors Growth Stock Series Sub-Account, MFS/Sun Life Series Trust New Discovery Series Sub-Account, MFS/Sun Life Series Trust Total Return Series Sub-Account, MFS/Sun Life Series Trust Utilities Series Sub-Account, MFS/Sun Life Series Trust Value Series Sub-Account, OCC Accumulation Trust Equity Portfolio Sub-Account, OCC Accumulation Trust Mid Cap Portfolio Sub-Account, OCC Accumulation Trust Small Cap Portfolio Sub-Account, OCC Accumulation Trust Managed Portfolio Sub-Account, Sun Capital Money Market Fund Sub-Account, Sun Capital Investment Grade Bond Fund Sub-Account, Sun Capital Real Estate Fund Sub-Account, Sun Capital Blue Chip Mid-Cap Fund Sub-Account, Sun Capital Davis Venture Value Fund Sub-Account, Sun Capital Oppenheimer Main Street Small Cap Fund Sub-Account, Sun Capital All Cap Fund Sub-Account, AllianceBernstein VP Global Technology Portfolio Sub-Account, AllianceBernstein VP Growth and Income Portfolio Sub-Account, Fidelity VIP Index 500 Portfolio Sub-Account, Fidelity VIP Money Market Portfolio Sub-Account, Fidelity VIP Contrafund Portfolio Sub-Account, Fidelity VIP Overseas Portfolio Sub-Account, Fidelity VIP Growth Portfolio Sub-Account, Franklin Templeton Growth Securities Fund Sub-Account, Franklin Templeton Foreign Securities Fund Sub-Account, PIMCO High Yield Portfolio Sub-Account, PIMCO Emerging Markets Bond Portfolio Sub-Account, PIMCO Real Return Portfolio Sub-Account, PIMCO Total Return Portfolio Sub-Account, PIMCO Low Duration Fund Sub-Account, Scudder VIT Small Cap Index Fund Sub-Account, Scudder SVS Dreman Small Cap Value Portfolio Sub-Account, Delaware VIP Growth Opportunities Series Sub-Account, Dreyfus MidCap Stock Portfolio Sub-Account, Lord Abbett Growth and Income Portfolio Sub-Account, Lord Abbett Mid-Cap Value Portfolio Sub-Account, Oppenheimer Capital Appreciation Fund Sub-Account, Van Kampen LIT Growth & Income Portfolio Sub-Account and T. Rowe Price Blue Chip Growth Portfolio Sub-Account of Sun Life of Canada (U.S.) Variable Account I (collectively the “Sub-Accounts”), as of December 31, 2006, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for the periods presented.  These financial statements and financial highlights are the responsibility of the Sub-Accounts management.  Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement.  The Sub-Accounts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Sub-Accounts’ internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the custodian.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Sub-Accounts as of December 31, 2006, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

April 20, 2007
Boston, Massachusetts

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands)

For the nine-month periods ended September 30,

	Unaudited
	2007	2006

Revenues

Premiums and annuity considerations	$45,305	$45,753
Net investment income	837,827	898,397
Net derivative (loss) income	(12,298)	6,621
Net realized investment losses	(975)	(35,332)
Fee and other income	362,457	295,238
Subordinated notes early redemption premium	25,578	-

Total revenues	1,257,894	1,210,677

Benefits and Expenses

Interest credited	478,786	463,321
Interest expense	78,821	96,369
Policyowner benefits	115,472	116,179
Amortization of deferred policy acquisition costs and value of business acquired	193,563	253,363
Other operating expenses	205,334	174,159
Partnership capital securities early redemption payment	25,578	-

Total benefits and expenses	1,097,554	1,103,391

Income before income tax expense	160,340	107,286

Income tax expense	42,898	18,618

Net income	$117,442	$88,668

The accompanying notes are an integral part of the condensed consolidated financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands)

For the three-month periods ended September 30,

	Unaudited
	2007	2006

Revenues

Premiums and annuity considerations	$14,512	$15,125
Net investment income	304,701	384,445
Net derivative loss	(207,599)	(219,413)
Net realized investment losses	(5,098)	(12,890)
Fee and other income	139,572	104,682

Total revenues	246,088	271,949

Benefits and Expenses

Interest credited	153,318	161,058
Interest expense	17,524	33,118
Policyowner benefits	35,383	44,981
Amortization of deferred policy acquisition costs and value of business acquired	27,278	63,151
Other operating expenses	79,306	60,383

Total benefits and expenses	312,809	362,691

Loss before income tax benefit	(66,721)	(90,742)

Income tax benefit	(26,088)	(42,781)

Net loss	$(40,633)	$(47,961)

The accompanying notes are an integral part of the condensed consolidated financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)
	Unaudited
ASSETS	September 30, 2007	December 31, 2006
Investments
Available-for-sale fixed maturities at fair value (amortized cost of $12,335,754 and $13,623,450 at 2007 and 2006, respectively; fair value option elected for $14,593 in 2007)	$12,018,777	$13,637,973
Trading fixed maturities at fair value (amortized cost of $3,432,928 and $3,838,732 at 2007 and 2006, respectively)	3,391,315	3,856,053
Subordinated note from affiliate held-to-maturity (fair value of $630,751 at 2006)	-	600,000
Mortgage loans	2,304,429	2,273,176
Derivative instruments – receivable	607,987	653,854
Limited partnerships	181,540	193,728
Real estate	201,310	186,891
Policy loans	705,266	709,626
Other invested assets	605,759	950,226
Cash and cash equivalents	858,477	578,080
Total investments and cash	20,874,860	23,639,607

Accrued investment income	259,220	291,218
Deferred policy acquisition costs	1,441,585	1,234,206
Value of business acquired	38,357	47,744
Deferred tax asset	86,152	3,597
Goodwill	701,451	701,451
Receivable for investments sold	31,353	33,241
Reinsurance receivable	1,795,697	1,817,999
Other assets	194,927	153,230
Separate account assets	25,041,729	21,060,255

Total assets	$50,465,331	$48,982,548

LIABILITIES

Contractholder deposit funds and other policy liabilities	$18,113,640	$19,428,625
Future contract and policy benefits	723,878	750,112
Payable for investments purchased	218,197	218,465
Accrued expenses and taxes	218,000	144,695
Debt payable to affiliates	945,000	1,325,000
Partnership capital securities	-	607,826
Reinsurance payable to affiliate	1,594,169	1,605,626
Derivative instruments – payable	215,147	160,504
Other liabilities	877,103	1,178,086
Separate account liabilities	25,041,729	21,060,255

Total liabilities	47,946,863	46,479,194

Commitments and contingencies – Note 5

STOCKHOLDER’S EQUITY

Common stock, $1,000 par value – 10,000 shares authorized; 6,437 shares issued and outstanding	$6,437	$6,437
Additional paid-in capital	2,145,736	2,143,408
Accumulated other comprehensive (loss) income	(95,802)	14,030
Retained earnings	462,097	339,479

Total stockholder’s equity	2,518,468	2,503,354

Total liabilities and stockholder’s equity	$50,465,331	$48,982,548

The accompanying notes are an integral part of the condensed consolidated financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

For the nine-month periods ended September 30,

	Unaudited
	2007	2006

Net income	$117,442	$88,668

Other comprehensive (loss) income:
Net change in unrealized holding losses on available-for- sale securities, net of tax and policyholder amounts (1)	(115,619)	(69,371)
Minimum pension liability adjustment, net of tax (2)	-	1,289
Reclassification adjustments of realized investment losses into net income, net of tax (3)	5,787	53,332
Other comprehensive loss	(109,832)	(14,750)

Comprehensive income	$7,610	$73,918

(1)	Net of tax of $62.5 million and $37.4 million for the nine-month periods ended September 30, 2007 and 2006, respectively.
(2)	Net of tax of $(0.7) million for the nine-month period ended September 30, 2006.
(3)	Net of tax of $(3.1) million and $(28.7) million for the nine-month periods ended September 30, 2007 and 2006, respectively.

For the three-month periods ended September 30,

	Unaudited
	2007	2006

Net loss	$(40,633)	$(47,961)

Other comprehensive (loss) income:
Net change in unrealized holding (losses) gains on available-for- sale securities, net of tax and policyholder amounts (4)	(22,379)	107,827
Reclassification adjustments of realized investment losses into net income, net of tax (5)	3,709	30,567
Other comprehensive (loss) income	(18,670)	138,394

Comprehensive (loss) income	$(59,303)	$90,433

(4)	Net of tax of $11.7 million and $(58.1) million for the three-month periods ended September 30, 2007 and 2006, respectively.
(5)	Net of tax of $(2.0) million and $(16.5) million for the three-month periods ended September 30, 2007 and 2006, respectively.

The accompanying notes are an integral part of the condensed consolidated financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY
(in thousands)

For the nine-month periods ended September 30, 2007 and 2006
Unaudited

			Accumulated
		Additional	Other		Total
	Common	Paid-In	Comprehensive	Retained	Stockholder's
	Stock	Capital	(Loss) Income	Earnings	Equity

Balance at December 31, 2006	$6,437	$2,143,408	$14,030	$339,479	$2,503,354

Cumulative effect of accounting changes, net of taxes				5,176	5,176
Net income				117,442	117,442
Tax benefit from stock options		2,328			2,328
Other comprehensive loss			(109,832)		(109,832)

Balance at September 30, 2007	$6,437	$2,145,736	$(95,802)	$462,097	$2,518,468

Balance at December 31, 2005	$6,437	$2,138,880	$19,260	$561,187	$2,725,764

Net income				88,668	88,668
Dividends				(200,000)	(200,000)
Tax benefit from stock options		3,947			3,947
Other comprehensive loss			(14,750)		(14,750)

Balance at September 30, 2006	$6,437	$2,142,827	$4,510	$449,855	$2,603,629

The accompanying notes are an integral part of the condensed consolidated financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
For the nine-month periods ended September 30,

	Unaudited
	2007	2006
Cash Flows From Operating Activities:
Net income from operations	$117,442	$88,668
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
Amortization of discount and premiums	26,515	43,157
Amortization of deferred policy acquisition costs and value of business acquired	193,563	253,363
Depreciation and amortization	3,681	3,494
Non cash derivative activity	25,361	(18,537)
Net realized loss on investments	975	35,332
Net unrealized loss (gain) on trading investments	58,935	(13,128)
Net realized gains on trading investments	(4,095)	-
Net change in unrealized and undistributed gains in private
equity limited partnerships	(38,075)	(26,079)
Interest credited to contractholder deposits	478,786	463,321
Deferred federal income taxes	(24,014)	107,471
Changes in assets and liabilities:
Deferred acquisition cost additions	(245,104)	(187,679)
Accrued investment income	31,998	(38,371)
Future contract and policy benefits	(26,370)	(4,801)
Other, net	117,716	35,903
Net sales (purchases) of trading fixed maturities	404,563	(1,627,782)

Net cash provided by (used in) operating activities	$1,121,877	$(885,668)

Cash Flows From Investing Activities:
Sales, maturities and repayments of:
Available-for-sale fixed maturities	$3,394,431	$4,603,225
Mortgage loans	285,532	150,981
Other invested assets	594,780	106,037
Redemption of subordinated note from affiliate	600,000	-
Purchases of:
Available-for-sale fixed maturities	(2,113,698)	(3,017,843)
Mortgage loans	(316,529)	(591,627)
Real estate	(17,824)	(794)
Other invested assets	(52,398)	(732,208)
Net change in other investing activities	(325,730)	671,968
Net change in policy loans	4,360	(2,427)
Early redemption premium	25,578	-

Net cash provided by investing activities	$2,078,502	$1,187,312

Continued on next page

The accompanying notes are an integral part of the condensed consolidated financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(in thousands)

For the nine-month periods ended September 30,

	Unaudited
	2007	2006

Cash Flows From Financing Activities:
Additions to contractholder deposit funds	$1,558,308	$2,948,755
Withdrawals from contractholder deposit funds	(3,475,040)	(2,761,118)
Debt proceeds	-	200,000
Dividends paid to stockholder	-	(200,000)
Repayments of debt	(980,000)	-
Early redemption payment	(25,578)	-
Other, net	2,328	3,947

Net cash (used in) provided by financing activities	$(2,919,982)	$191,584

Net change in cash and cash equivalents	280,397	493,228

Cash and cash equivalents, beginning of period	578,080	347,654

Cash and cash equivalents, end of period	$858,477	$840,882

The accompanying notes are an integral part of the condensed consolidated financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

General

Sun Life Assurance Company of Canada (U.S.) (the "Company") and its subsidiaries are engaged in the sale of individual and group fixed and variable annuities, individual and group variable life insurance, individual universal life insurance, funding agreements, group life, group disability, and group stop loss insurance.  These products are distributed through individual insurance agents, financial planners, insurance brokers, and broker-dealers to both the tax qualified and non-tax-qualified markets.  The Company is authorized to transact business in 49 states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands.  In addition, the Company’s wholly-owned subsidiary, Sun Life Insurance and Annuity Company of New York ("SLNY"), is authorized to transact business in the State of New York.

The Company is a stock life insurance company incorporated under the laws of Delaware.  The Company is a direct wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc. (the "Parent").  The Company is also an indirect wholly-owned subsidiary of Sun Life Financial Inc. ("SLF"), a reporting company under the Securities Exchange Act of 1934.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") for stock life insurance companies and with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.  In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included.  Operating results for the nine-month period ended September 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.  These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.

The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries.  As of September 30, 2007, the Company owned directly or indirectly all of the outstanding shares or member interests of SLNY; Sun Life of Canada (U.S.) SPE 97-I, Inc.; Clarendon Insurance Agency, Inc.; SLF Private Placement Investment Company I, LLC; Sun Parkaire Landing LLC; 7101 France Avenue Manager, LLC; 7701 France Avenue, LLC; Independence Life and Annuity Company; Sun MetroNorth, LLC and SLNY Private Placement Investment Company I, LLC.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Basis of Presentation (continued)

Effective September 27, 2007, the Company dissolved Sun life of Canada (U.S.) Holdings General Partner, LLC (the “General Partner”) and Sun Life of Canada (U.S.) Limited Partnership (the “Partnership”).  The General Partner was the sole general partner in the Partnership and, as a result, the Partnership had been consolidated with the results of the Company.  The Partnership was organized to purchase subordinated debentures issued by the Parent and to issue partnership capital securities to an affiliated business trust, Sun Life of Canada (U.S.) Capital Trust I.  Effective May 6, 2007, the Parent redeemed $600 million of 8.526% subordinated debentures issued to the Partnership and paid the Partnership an early redemption premium of $25.6 million.  Also effective May 6, 2007, the Partnership redeemed $600 million of the 8.526% partnership capital securities issued to the Capital Trust and paid a premium of $25.6 million to the Capital Trust.  The redemption had no impact on the Company’s net income.

On September 6, 2006, the Company entered into an agreement with Credit and Repackaged Securities Limited Series 2006-10 Trust (the "Trust"), whereby the Company is the sole beneficiary of the Trust.  As of September 30, 2007, total assets and liabilities of the Trust were $56.9 million and $6.2 million, respectively. As the sole beneficiary of the Trust, the Company is required to consolidate this Trust under the requirements of Financial Accounting Standards Board ("FASB") Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51."  Accordingly, the assets and liabilities of the Trust are included in the Company’s consolidated financial statements.

All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates. The most significant estimates are those used in determining the fair value of financial instruments, goodwill, deferred policy acquisition costs (“DAC”), value of business acquired (“VOBA”), the liabilities for future contract and policyholder benefits, and other-than-temporary impairments of investments.  Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

New Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which permits entities to choose to measure many financial instruments and certain other items at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  The provisions of SFAS No. 159 are effective for the Company beginning on January 1, 2008. The Company is currently evaluating the impact, if any, which SFAS No. 159 may have on the Company’s consolidated financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company beginning on January 1, 2008.  The Company is currently evaluating the impact, if any, which SFAS No. 157 may have on the Company’s consolidated financial statements.

Adoption of New Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"), which became effective for fiscal years beginning after December 15, 2006.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company adopted FIN 48 on January 1, 2007.  As a result of the implementation of FIN 48, the Company recognized a decrease of $5.2 million in the liability for unrecognized tax benefits ("UTBs") and related net interest, which was accounted for as an increase to its January 1, 2007 balance of retained earnings.  As of the date of adoption and after the impact of recognizing the decrease in liability noted above, the Company’s UTBs totaled $45.1 million.  Of this total, $3.8 million represents the amount of UTBs that, if recognized, would favorably affect the Company’s effective income tax rate in future periods, exclusive of any related interest.  In addition, consistent with the provisions of FIN 48, the Company reclassified $41.3 million of income taxes from deferred tax liabilities to accrued expenses and taxes.

The Company files federal income tax returns and income tax returns in various state and local jurisdictions.  With few exceptions, the Company is no longer subject to examinations by the tax authorities in these jurisdictions for tax years before 2001.  In August 2006, the Internal Revenue Service ("IRS") issued the Company a Revenue Agent’s Report for the tax years 2001 and 2002.  The Company is currently at the Appeals Division of the IRS ("Appeals") with respect to the tax years 2001 and 2002.  In the first quarter of 2007, the IRS commenced an examination of the Company’s U.S. federal income tax returns for the tax years 2003 and 2004.  This examination is anticipated to be completed by August 1, 2008.

While the final outcome of the ongoing IRS examinations is not yet determinable, the Company does not believe that any adjustments would be material to its financial position.  It is reasonably possible, however, that the total amount of UTBs will significantly increase or decrease within twelve months of the reporting date, as a settlement with Appeals relating to the 2001 and 2002 tax years could occur.  It also is reasonably possible that UTBs for the separate account dividends received deduction (the “DRD”) could decrease by as much as $3.8 million plus related gross interest of $1.3 million.

The Company has elected on a prospective basis, with the adoption of FIN 48, to recognize interest and penalties accrued related to UTBs in interest expense.  The Company had accrued $10.8 million of gross interest as of January 1, 2007.   During the nine-month period ended September 30, 2007, the Company recognized an additional $4.1 million in gross interest related to UTBs.  The Company has not accrued any penalties.

In addition, the Company’s UTBs at September 30, 2007, did not change due to examination settlements with taxing authorities and did not change due to the expiration of the applicable statute of limitations.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Adoption of New Accounting Pronouncements (continued)

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140.”  This statement amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," and resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets."  The Company began applying SFAS No. 155 to all financial instruments acquired, issued or subject to a remeasurement event beginning January 1, 2007. The Company elected the fair value option for $14.6 million of available-for-sale securities during the nine-month period ended September 30, 2007.  The election did not have a material impact on the Company’s results of operations.

In September 2005, the American Institute of Certified Public Accountants (the "AICPA") issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1").  SOP 05-1 provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts. The adoption of SOP 05-1 on January 1, 2007 did not have a material impact on the Company’s consolidated financial condition and results of operations.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. TRANSACTIONS WITH AFFILIATES

Below is a summary of the affiliated transactions for those affiliates that are not included in these financial statements.

The Company has an agreement with Sun Life Assurance Company of Canada (“SLOC”) which provides that SLOC will furnish, as requested, certain services and facilities on a cost-reimbursement basis.  Expenses under this agreement amounted to approximately $15.8 million and $43.0 million for the three and nine-month periods ended September 30, 2007, respectively, and $11.9 million and $37.7 million for the three and nine-month periods ended September 30, 2006, respectively.

In accordance with a management service agreement between the Company and SLOC, the Company provides personnel and certain services to SLOC, as requested.  Reimbursements under this agreement, which are recorded as a reduction of other operating expenses, were approximately $59.9 million and $174.5 million for the three and nine-month periods ended September 30, 2007, respectively, and $55.6 million and $157.3 million for the three and nine-month periods ended September 30, 2006, respectively.

In accordance with a management service agreement between the Company and Genworth Life and Health Insurance Company (“GLHIC”), the Company provides personnel and certain services to GLHIC, as requested.  Reimbursements under this agreement, which are recorded as a reduction of other operating expenses, were approximately $31.0 million and $39.2 million for the three and nine-month periods ended September 30, 2007, respectively.

The Company leases office space to SLOC under lease agreements with terms expiring in December 2009 and options to extend the terms for each of twelve successive five-year terms at fair market rental not to exceed 125% of the fixed rent for the term that is then ending.  Under these leases, the Company received rent of $2.7 million and $8.0 million for the three and nine-month periods ended September 30, 2007 and 2006, respectively.

As more fully described in Note 4, the Company has a reinsurance agreement with SLOC.

The Company declared and paid a $200 million dividend to the Parent during the nine-month period ended September 30, 2006. The Company did not declare and pay any dividend to the Parent during the nine-month period ended September 30, 2007.

The Company has an administrative services agreement with Sun Life Assurance Company of Canada – U.S. Operations Holdings, Inc. (“U.S. Holdings”) under which the Company provides administrative and investor services with respect to certain open-end management investment companies for which an affiliate, Massachusetts Financial Services Company ("MFS"), serves as the investment adviser, and which are offered to certain of the Company’s separate accounts established in connection with the variable annuity contracts issued by the Company.  Amounts received under this agreement amounted to approximately $5.7 million and $16.8 million for the three and nine-month periods ended September 30, 2007, respectively, and $5.6 million and $16.8 million for the three and nine-month periods ended September 30, 2006, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. TRANSACTIONS WITH AFFILIATES (continued)

In 2002, the Company issued two promissory notes with a combined total of $460 million to Sun Life (Hungary) Group Financing Limited Company ("Sun Life (Hungary) LLC").  On May 24, 2007, the Company redeemed one of the notes with a principal balance of $380 million and paid $388.7 million to Sun Life (Hungary) LLC, including $8.7 million in accrued interest.  At September 30, 2007 and 2006, the Company had $80.0 million and $460.0 million, respectively, in promissory notes issued to Sun Life (Hungary) LLC.  The Company pays interest semi-annually to Sun Life (Hungary) LLC.  Total interest incurred was $1.1 million and $12.1 million for the three and nine-month periods ended September 30, 2007, respectively.  Total interest incurred was $6.6 million and $19.8 million for the three and nine-month periods ended September 30, 2006, respectively.

At September 30, 2007 and 2006, the Company had $565 million of surplus notes issued to Sun Life Financial (U.S.) Finance, Inc.  The Company incurred $10.6 million and $31.9 million in interest expense on these surplus notes for the three and nine-month periods ended September 30, 2007 and 2006, respectively.

Effective May 6, 2007, the Parent redeemed $600 million of 8.526% subordinated debentures issued to the Partnership and paid the Partnership an early redemption premium of $25.6 million.  Also effective May 6, 2007, the Partnership redeemed $600 million of the 8.526% partnership capital securities issued to the Capital Trust and paid a premium of $25.6 million to the Capital Trust.  The redemption had no impact on the Company’s net income.  The Company expensed $17.8 million for interest on these partnership capital securities for the nine-month period ended September 30, 2007, and $12.8 million and $38.4 million for the three and nine-month periods ended September 30, 2006, respectively.  The Company also earned, through the Partnership, $17.8 million in interest for the nine-month period ended September 30, 2007, and $12.8 million and $38.4 million for the three and nine-month periods ended September 30, 2006, respectively.

In September 2006, the Company issued two floating rate funding agreements with a combined total of $900 million to Sun Life Financial Global Funding III, L.L.C. ("LLC III"). Total interest credited for these funding agreements was $13.1 million and $38.8 million for the three and nine-month periods ended September 30, 2007, respectively, and $1.6 million for the three and nine-month periods ended September 30, 2006, respectively. The Company also issued a $100 million floating rate demand note payable to LLC III on September 19, 2006.  The Company expensed $1.5 million and $4.3 million for the three and nine-month periods ended September 30, 2007, respectively, and $0.2 million for the three and nine-month periods ended September 30, 2006, respectively, for interest on this demand note.

In May 2006, the Company issued a floating rate funding agreement of $900 million to Sun Life Financial Global Funding II, L.L.C. ("LLC II").  Total interest credited for this funding agreement was $12.9 million and $38.2 million for the three and nine-month periods ended September 30, 2007, respectively, and $12.6 million and $17.9 million for the three and nine-month periods ended September 30, 2006, respectively.  The Company also issued a $100 million floating rate demand note payable to LLC II on May 24, 2006.  The Company expensed $1.4 million and $4.3 million for the three and nine-month periods ended September 30, 2007, respectively, and $1.4 million and $2.0 million for the three and nine-month periods ended September 30, 2006, respectively.

In June 2005, the Company issued two floating rate funding agreements with a combined total of $900 million to Sun Life Financial Global Funding, L.L.C. ("LLC"). Total interest credited for these funding agreements was $13.1 million and $38.8 million for the three and nine-month periods ended September 30, 2007, respectively, and $13.3 million and $36.4 million for the three and nine-month periods ended September 30, 2006, respectively.  The Company also issued a $100.0 million floating rate demand note payable to LLC on June 10, 2005.  The Company expensed $1.5 million and $4.3 million for interest on this demand note for the three and nine-month periods ended September 30, 2007, respectively, and $1.5 million and $4.1 million for the three and nine-month periods ended September 30, 2006, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. TRANSACTIONS WITH AFFILIATES (continued)

The Company has an administrative services agreement with Sun Capital Advisers LLC ("SCA"), a registered investment adviser, under which the Company provides administrative services with respect to certain open-end management investment companies for which SCA serves as the investment adviser and which are offered to certain of the Company’s separate accounts established in connection with the variable contracts issued by the Company.  Amounts received under this agreement amounted to approximately $0.5 million and $1.4 million for the three and nine-month periods ended September 30, 2007, respectively, and $0.4 million and $1.1 million for the three and nine-month periods ended September 30, 2006, respectively. The Company paid $3.4 million and $11.5 million during the three and nine-month periods ended September 30, 2007, respectively, and $3.3 million and $11.5 million during the three and nine-month periods ended September 30, 2006, respectively, in investment management services fees to SCA.

The Company paid $8.2 million and $23.9 million for the three and nine-month periods ended September 30, 2007, respectively, and $5.8 million and $17.8 million for the three and nine-month periods ended September 30, 2006, respectively, in commission fees to Sun Life Financial Distributors, Inc. ("SLFD").  The Company also had an agreement with SLFD and the Parent whereby the Parent provided expense reimbursements to the Company for administrative services provided by the Company to SLFD. The Company received reimbursement of $0.6 million for the nine-month period ended September 30, 2007 related to this agreement.  This agreement was terminated on March 2, 2007.  In addition, the Company received fee income for administrative services provided to SLFD of $0.8 million and $2.2 million for the three and nine-month periods ended September 30, 2006, respectively.

The Company paid $6.9 million and $20.8 million for the three and nine-month periods ended September 30, 2007, respectively, and $5.1 million and $13.1 million for the three and nine-month periods ended September 30, 2006, respectively, in commission fees to Independent Financial Marketing Group, Inc (“IFMG”).  Effective November 7, 2007, IFMG was sold by the Parent and is no longer an affiliate of the Company.  IFMG will continue to distribute the Company’s products.

The Company has an administrative service agreement with Sun Life Information Services Canada, Inc. ("SLISC") under which SLISC provides administrative and support services to the Company in connection with the Company’s insurance and annuity business.  Expenses under this agreement amounted to approximately $6.3 million and $18.4 million for the three and nine-month periods ended September, 30 2007, respectively, and $5.2 million and $15.1 million for the three and nine-month periods ended September 30, 2006, respectively.

The Company has a service agreement with Sun Life Information Services Ireland Limited ("SLISIL") under which SLISIL provides various insurance related and information systems services to the Company.  Expenses under this agreement amounted to approximately $4.2 million and $11.2 million for the three and nine-month periods ended September 30, 2007, respectively, and $2.6 million and $7.9 million for the three and nine-month periods ended September 30, 2006, respectively.

The Company recorded a tax benefit of $2.3 million and $3.9 million through paid-in-capital for SLF stock options issued to employees of the Company for the nine-month periods ended September 30, 2007 and 2006, respectively.

Management believes intercompany revenues and expenses are calculated on a reasonable basis.  However, these amounts may not necessarily be indicative of the amounts that would be incurred if the Company operated on a stand-alone basis.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. SEGMENT INFORMATION

As described below, the Company conducts business principally in three operating segments and maintains a Corporate Segment to provide for the capital needs of the three operating segments and to engage in other financing related activities. Each segment is defined consistently with the way results are evaluated by the chief operating decision-maker.

Net investment income is allocated based on segmented assets, including allocated capital, by line of business.  Allocations of operating expenses among segments are made using both standard rates and actual expenses incurred.  Management evaluates the results of the operating segments on an after-tax basis.  The Company does not depend on one or a few customers, brokers or agents for a significant portion of its operations.

Wealth Management

The Wealth Management Segment markets, sells, and administers individual and group variable annuity products, individual and group fixed annuity products, funding agreements, and other retirement benefit products.  These contracts may contain any of a number of features including variable or fixed interest rates and equity index options and may be denominated in foreign currencies.  The Company uses derivative instruments to manage the risks inherent in the contract options.

Individual Protection

The Individual Protection Segment markets, sells, and administers a variety of life insurance products sold to individuals and corporate owners of life insurance. The products include whole life, universal life and variable life products.

Group Protection

The Group Protection Segment markets, sells, and administers group life, group long-term disability, group short-term disability and group stop loss insurance products to small and mid-size employers in the State of New York through the Company’s subsidiary, SLNY.

Corporate

The Corporate Segment includes the unallocated capital of the Company, its debt financing, and items not otherwise attributable to the other segments.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. SEGMENT INFORMATION (continued)

The following amounts pertain to the various business segments (in 000’s):

	Nine-month period ended September 30, 2007

	Wealth	Individual	Group
	Management	Protection	Protection	Corporate	Totals

Total revenues	$ 1,003,274	$117,397	$34,687	$102,536	$1,257,894
Total benefits and expenses	885,248	117,753	33,575	60,978	1,097,554
Income (loss) before income tax	118,026	(356)	1,112	41,558	160,340

Net income (loss)	$ 87,069	$(126)	$723	$29,776	$117,442

	Nine-month period ended September 30, 2006

Total revenues	$ 1,030,911	$74,233	$29,125	$76,408	$1,210,677
Total benefits and expenses	952,366	72,383	27,663	50,979	1,103,391
Income before income tax	78,545	1,850	1,462	25,429	107,286

Net income	$ 66,206	$1,307	$950	$20,205	$88,668

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. SEGMENT INFORMATION (continued)

	Three-month period ended September 30, 2007

	Wealth	Individual	Group
	Management	Protection	Protection	Corporate	Totals

Total revenues	$ 149,366	$54,325	$11,270	$31,127	$246,088
Total benefits and expenses	245,988	55,138	8,102	3,581	312,809
(Loss) income before income tax	(96,622)	(813)	3,168	27,546	(66,721)

Net (loss) income	$ (60,307)	$(493)	$2,060	$18,107	$(40,633)

	Three-month period ended September 30, 2006

Total revenues	$ 204,984	$30,936	$9,701	$26,328	$271,949
Total benefits and expenses	308,769	29,589	9,137	15,196	362,691
(Loss) income before income tax	(103,785)	1,347	564	11,132	(90,742)

Net (loss) income	$ (57,814)	$910	$366	$8,577	$(47,961)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4. REINSURANCE

The Wealth Management Segment manages a closed block of single premium whole life ("SPWL") insurance policies, a retirement-oriented tax-advantaged life insurance product.  The Company discontinued sales of the SPWL product in response to certain tax law changes in the 1980s.  The Company had SPWL policyholder balances of $1.6 billion as of September 30, 2007 and December 31, 2006.  This entire block of business was reinsured on a funds withheld basis with SLOC, an affiliate.

By reinsuring the SPWL product, the Company reduced net investment income by $7.8 million and $70.3 million for the three and nine-month periods ended September 30, 2007, respectively, and by $5.9 million and $73.5 million for the three and nine-month periods ended September 30, 2006, respectively.  The Company also reduced interest credited by $16.6 million and $54.1 million for the three and nine-month periods ended September 30, 2007, respectively, and by $18.5 million and $53.2 million for the three and nine-month periods ended September 30, 2006, respectively. In addition, the Company also increased net investment income relating to an experience rating refund under the reinsurance agreement with SLOC by $3.1 million and $9.5 million for the three and nine-month period ended September 30, 2007, respectively, and $0.7 million and $7.3 million for the three and nine-month periods ended September 30, 2006, respectively.  The liability for the SPWL policies is included in contractholder deposit funds and other policy liabilities.

The Company is contingently liable for the portion of policies reinsured under reinsurance agreements in the event that the reinsurers are unable to pay their portion of any reinsured claim. Management believes that any liability from this contingency is unlikely.  However, to limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

5. COMMITMENTS AND CONTINGENIES

Regulation and Regulatory Developments

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision.  This may result in an increase in mandatory assessments by state guaranty funds or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments.  Part of the assessments paid by the Company pursuant to these laws may be used as credits for a portion of the associated premium taxes.

Litigation, Income Taxes and Other Matters

In its Revenue Ruling 2007-61, issued on September 25, 2007, the IRS announced its intention to issue regulations with respect to certain computational aspects of the DRD on separate account assets held in connection with variable annuity contracts.  Revenue Ruling 2006-61 suspended Revenue Ruling 2007-54, issued on August 16, 2007, that purported to change accepted industry and IRS interpretations of the statutes governing computational questions impacting the DRD.  New DRD regulations that the IRS proposes for issuance on this matter will be subject to public comment, at which time the insurance industry and other interested parties will have the opportunity to raise comments and questions about the content, scope, and application of new regulations.  The timing, substance, and effective date of the new regulations are unknown, but they could result in the elimination of some or all of the separate account DRD tax benefit that the Company ultimately receives.  For the nine month period ended September 30, 2007, the Company recorded a benefit of $9 million related to the separate account DRD.

The Company is not aware of any contingent liabilities arising from litigation or other matters that could have a material effect upon the financial condition, results of operations or cash flows of the Company.

Indemnities

In the normal course of its business, the Company has entered into agreements that include indemnities in favor of third parties, such as contracts with advisors and consultants, outsourcing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, and service agreements.  The Company has also agreed to indemnify its directors and certain of its officers and employees in accordance with the Company’s by-laws.  The Company believes any potential liability under these agreements is neither probable nor estimatable. Therefore, the Company has not recorded any associated liability.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.  RETIREMENT PLANS

The following table sets forth the components of the net periodic pension (benefit) cost and other benefits for the nine-month periods ended September 30 (in 000’s):

	2007		2006
	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits
Components of net periodic pension (benefit) cost:
Service cost	$ 3,081	$ 880	$ 4,193	$ 983
Interest cost	11,816	2,153	10,079	2,225
Expected return on plan assets	(16,406)	-	(16,254)	-
Amortization of transition obligation asset	(1,570)	-	(1,570)	-
Amortization of prior service cost (credit)	253	(397)	207	(396)
Recognized net actuarial (gains) losses	(80)	684	123	1,088
Net periodic pension (benefit) cost	$ (2,906)	$ 3,320	$ (3,222)	$ 3,900
The Company’s share of net periodic pension (benefit) cost	$ (2,906)	$ 2,854	$ (3,222)	$ 3,369

The following table sets forth the components of the net periodic pension (benefit) cost and other benefits for the three-month periods ended September 30 (in 000’s):

	2007		2006
	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits
Components of net periodic pension (benefit) cost:
Service cost	$ 1,027	$ 354	$ 1,397	$ 327
Interest cost	3,939	762	3,359	741
Expected return on plan assets	(5,469)	-	(5,418)	-
Amortization of transition obligation asset	(523)	-	(524)	-
Amortization of prior service cost (credit)	84	(132)	69	(132)
Recognized net actuarial (gains) losses	(27)	228	41	362
Net periodic pension (benefit) cost	$ (969)	$ 1,212	$ (1,076)	$ 1,298
The Company’s share of net periodic pension (benefit) cost	$ (969)	$ 1,056	$ (1,076)	$ 1,126

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.  RETIREMENT PLANS (continued)

Prior to 2006, the Company participated in the staff nonqualified pension plan (the "UBF plan") which was sponsored by SLOC, an affiliate, and expensed the portion of the UBF plan cost that was allocated to the Company.  Effective January 1, 2006, the UBF plan was divided, with the Company taking over its pro rata share of pension benefit obligation ("PBO").

Included as a component of other comprehensive income in the Company’s December 31, 2006 Form 10-K was a $1.5 million after-tax transition provision adjustment related to the adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”.  SFAS No. 158 requires companies to record the transition amount as a direct adjustment to the ending balance of accumulated other comprehensive income and not as a component of comprehensive income for the year of adoption.  The Company intends to correct the other comprehensive income presentation in its December 31, 2007 Form 10-K.

7. GOODWILL

Goodwill represents the difference between the purchase price paid and the fair value of the net assets acquired in connection with the Company’s acquisition of Keyport Life Insurance Company (“Keyport”).  In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is tested for impairment on an annual basis.  The Company completed the required impairment tests of goodwill and indefinite-lived intangible assets during the second quarter of 2007 and concluded that these assets were not impaired.

8.  LIABILITIES FOR CONTRACT GUARANTEES

The Company offers various guarantees to certain policyholders including a return of no less than (a) total deposits made on the contract less any customer withdrawals, (b) total deposits made on the contract less any customer withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any customer withdrawals following the contract anniversary.  These guarantees include benefits that are payable in the event of death, upon annuitization, or at specified dates during the accumulation period of an annuity.

The table below represents information regarding the Company’s variable annuity contracts with guarantees at September 30, 2007 (in 000’s):

Benefit Type	Account Balance	Net Amount at Risk [1]	Average Attained Age
Minimum Death	$18,063,604	$1,305,614	66.7
Minimum Income	$368,161	$41,528	60.2
Minimum Accumulation and Withdrawal	$4,899,572	$386	62.5

1   Net amount at risk represents the difference between the guaranteed benefits and the account balance.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.  LIABILITIES FOR CONTRACT GUARANTEES (continued)

The following roll-forward summarizes the change in reserve for the guaranteed minimum death and income benefit for the nine-month period ended September 30, 2007 (in 000’s):

	Guaranteed Minimum Death Benefit	Guaranteed Minimum Income Benefit	Total

Balance at January 1, 2007	$ 39,923	$ 1,448	$ 41,371

Benefit ratio change / Assumption changes	(4,057)	4,208	151
Incurred guaranteed benefits	20,246	425	20,671
Paid guaranteed benefits	(23,161)	(5,662)	(28,823)
Interest	1,466	61	1,527

Balance at September 30, 2007	$ 34,417	$ 480	$ 34,897

The following roll-forward summarizes the change in reserve for the guaranteed minimum death and income benefit for the nine-month period ended September 30, 2006 (in 000’s):

	Guaranteed Minimum Death Benefit	Guaranteed Minimum Income Benefit	Total

Balance at January 1, 2006	$ 41,749	$ 3,000	$ 44,749

Benefit ratio change / Assumption changes	(5,133)	5,320	187
Incurred guaranteed benefits	26,827	1,350	28,177
Paid guaranteed benefits	(25,880)	-	(25,880)
Interest	1,026	336	1,362

Balance at September 30, 2006	$ 38,589	$ 10,006	$ 48,595

The liability for death and income benefit guarantees is established equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest, less contract benefit payments.  The benefit ratio is calculated as the estimated present value of all expected contract benefits divided by the present value of all expected contract charges.  The benefit ratio may be in excess of 100%.  For guarantees in the event of death, benefits represent the current guaranteed minimum death payments in excess of the current account balance.  For guarantees at annuitization, benefits represent the present value of the minimum guaranteed annuity benefits in excess of the current account balance.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.  LIABILITIES FOR CONTRACT GUARANTEES (continued)

Projected benefits and assessments used in determining the liability for contract guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected future gross profits.  Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based upon factors such as eligibility conditions and the annuitant’s attained age.

The liability for guarantees is re-evaluated regularly, and adjustments are made to the liability balance through a charge or credit to policyholder benefits.

Guaranteed minimum accumulation benefits (“GMABs”) and withdrawal benefits (“GMWBs”) are considered to be derivatives under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and are recorded at fair value through earnings.  The fair value of the embedded derivatives is calculated stochastically using risk neutral scenarios over a fifty-year projection.  Policyholder assumptions are based on experience studies and industry standards.  The net balance of GMABs and GMWBs constituted (a liability) an asset in the amount of $(6.4) million and $8.4 million at September 30, 2007 and December 31, 2006, respectively.

9.  CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The following condensed consolidating financial statements are provided in compliance with Regulation S-X of the U.S. Securities and Exchange Commission (the “SEC”) and in accordance with SEC Rule 12h-5.

The Company’s wholly-owned subsidiary, SLNY, sells, among other products, combination fixed and variable annuity contracts (the “contracts”) in the State of New York.  These contracts contain a fixed investment option, where interest is paid at a guaranteed rate for a specified period of time, and withdrawals made before the end of the specified period may be subject to a market value adjustment that can increase or decrease the amount of the withdrawal proceeds (the “fixed investment option period”).  Effective September 27, 2007, the Company provides a full and unconditional guarantee (the “guarantee”) of SLNY’s obligation related to SLNY contracts’ fixed investment option period related to policies currently in-force or sold on or after September 30, 2007.  The guarantee relieves SLNY of its obligation to file annual, quarterly, and current reports with the SEC on Form 10-K, Form 10-Q, and Form 8-K.

In the following presentation of condensed consolidating financial statements, the term "SLUS as Parent" is used to denote the Company as a stand alone entity, isolated from its subsidiaries and the term "Other Subs" is used to denote the Company's other subsidiaries, with the exception of SLNY.  All condensed consolidating financial statements are presented in thousands.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.  CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Condensed Consolidating Statements of Income
For the nine-month period ended September 30, 2007

	SLUS as Parent	SLNY	Other Subs	Elimination	Consolidated Company

Revenues

Premiums and annuity considerations	$12,176	$33,129	$-	$-	$45,305
Net investment income	742,730	71,271	23,826	-	837,827
Net derivative loss	(10,549)	(1,749)	-	-	(12,298)
Net realized investment (losses) gains	(1,936)	981	(20)	-	(975)
Fee and other income	342,204	17,940	2,313	-	362,457
Subordinated notes early redemption premium	-	-	25,578	-	25,578

Total revenues	1,084,625	121,572	51,697	-	1,257,894

Benefits and Expenses

Interest credited	437,629	39,181	1,976	-	478,786
Interest expense	61,056	-	17,763	2	78,821
Policyowner benefits	84,354	29,359	1,759	-	115,472
Amortization of DAC and VOBA	182,133	11,430	-	-	193,563
Other operating expenses	181,451	23,268	617	(2)	205,334
Partnership capital securities early redemption payment	-	-	25,578	-	25,578

Total benefits and expenses	946,623	103,238	47,693	-	1,097,554

Income (loss) before income tax expense (benefit)	138,002	18,334	4,004	-	160,340

Income tax expense (benefit)	35,494	6,190	1,214	-	42,898
Equity in the net income of subsidiaries	14,934	-	1,811	(16,745)	-

Net income	$117,442	$12,144	$4,601	$(16,745)	$117,442

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.  CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Condensed Consolidating Statements of Income
For the nine-month period ended September 30, 2006

	SLUS as Parent	SLNY	Other Subs	Elimination	Consolidated Company

Revenues

Premiums and annuity considerations	$17,477	$28,276	$-	$-	$45,753
Net investment income	780,672	73,644	44,720	(639)	898,397
Net derivative income (loss)	5,982	-	-	639	6,621
Net realized investment losses	(30,588)	(4,610)	(134)	-	(35,332)
Fee and other income	279,067	14,442	1,729	-	295,238

Total revenues	1,052,610	111,752	46,315	-	1,210,677

Benefits and Expenses

Interest credited	417,708	42,637	2,976	-	463,321
Interest expense	58,001	-	38,368	-	96,369
Policyowner benefits	92,064	22,939	1,176	-	116,179
Amortization of DAC and VOBA	243,397	9,966	-	-	253,363
Other operating expenses	155,990	17,803	366	-	174,159

Total benefits and expenses	967,160	93,345	42,886	-	1,103,391

Income before income tax expense	85,450	18,407	3,429	-	107,286

Income tax expense	11,521	6,103	994	-	18,618
Equity in the net income of subsidiaries	14,739	-	2,273	(17,012)	-

Net income	$88,668	$12,304	$4,708	$(17,012)	$88,668

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.  CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Condensed Consolidating Statements of Income
For the three-month period ended September 30, 2007

	SLUS as Parent	SLNY	Other Subs	Elimination	Consolidated Company

Revenues

Premiums and annuity considerations	$3,768	$10,744	$-	$-	$14,512
Net investment income	279,649	22,816	1,791	445	304,701
Net derivative loss	(205,405)	(1,749)	-	(445)	(207,599)
Net realized investment (losses) gains	(5,139)	30	11	-	(5,098)
Fee and other income	132,529	6,090	953	-	139,572

Total revenues	205,402	37,931	2,755	-	246,088

Benefits and Expenses

Interest credited	140,184	12,587	547	-	153,318
Interest expense	17,525	-	-	(1)	17,524
Policyowner benefits	27,558	7,521	304	-	35,383
Amortization of DAC and VOBA	24,132	3,146	-	-	27,278
Other operating expenses	70,813	8,252	240	1	79,306

Total benefits and expenses	280,212	31,506	1,091	-	312,809

(Loss) income before income tax (benefit) expense	(74,810)	6,425	1,664	-	(66,721)

Income tax (benefit) expense	(28,941)	2,277	576	-	(26,088)
Equity in the net income of subsidiaries	5,236	-	608	(5,844)	-

Net (loss) income	$(40,633)	$4,148	$1,696	$(5,844)	$(40,633)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.  CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Condensed Consolidating Statements of Income
For the three-month period ended September 30, 2006

	SLUS as Parent	SLNY	Other Subs	Elimination	Consolidated Company

Revenues

Premiums and annuity considerations	$5,723	$9,402	$-	$-	$15,125
Net investment income	345,378	24,242	14,862	(37)	384,445
Net derivative loss	(219,450)	-	-	37	(219,413)
Net realized investment (losses) gains	(10,371)	(2,561)	42	-	(12,890)
Fee and other income	98,925	5,144	613	-	104,682

Total revenues	220,205	36,227	15,517	-	271,949

Benefits and Expenses

Interest credited	147,206	14,012	(160)	-	161,058
Interest expense	20,328	-	12,790	-	33,118
Policyowner benefits	36,551	7,583	847	-	44,981
Amortization of DAC and VOBA	60,237	2,914	-	-	63,151
Other operating expenses	53,898	6,372	113	-	60,383

Total benefits and expenses	318,220	30,881	13,590	-	362,691

(Loss) income before income tax (benefits) expense	(98,015)	5,346	1,927	-	(90,742)

Income tax (benefit) expense	(44,949)	1,531	637	-	(42,781)
Equity in the net income of subsidiaries	5,105	-	858	(5,963)	-

Net (loss) income	$(47,961)	$3,815	$2,148	$(5,963)	$(47,961)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.  CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Condensed Consolidating Balance Sheets at September 30, 2007

	SLUS as Parent	SLNY	Other Subs	Elimination	Consolidated Company
ASSETS

Investments
Available-for-sale fixed maturities at fair value	$10,632,204	$1,329,409	$57,164	$-	$12,018,777
Trading fixed maturities at fair value	3,391,315	-	-	-	3,391,315
Investment in subsidiaries	393,922	-	-	(393,922)	-
Mortgage loans	2,138,336	166,093	-	-	2,304,429
Derivative instruments – receivable	607,987	-	-	-	607,987
Limited partnerships	181,540	-	-	-	181,540
Real estate	156,477	-	44,833	-	201,310
Policy loans	678,195	158	26,913	-	705,266
Other invested assets	516,590	89,169	-	-	605,759
Cash and cash equivalents	786,870	64,986	6,621	-	858,477
Total investments and cash	19,483,436	1,649,815	135,531	(393,922)	20,874,860

Accrued investment income	241,771	16,109	1,340	-	259,220
Deferred policy acquisition costs	1,337,118	104,467	-	-	1,441,585
Value of business acquired	38,357	-	-	-	38,357
Deferred tax asset	95,259	-	1,945	(11,052)	86,152
Goodwill	658,052	37,788	5,611	-	701,451
Receivable for investments sold	25,571	5,731	51	-	31,353
Reinsurance receivable	1,789,684	6,013	-	-	1,795,697
Other assets	182,268	14,142	1,866	(3,349)	194,927
Separate account assets	24,053,595	915,204	72,930	-	25,041,729

Total assets	$47,905,111	$2,749,269	$219,274	$(408,323)	$50,465,331

LIABILITIES

Contractholder deposit funds and other policy liabilities	$16,745,427	$1,332,213	$36,000	$-	$18,113,640
Future contract and policy benefits	666,676	56,947	255	-	723,878
Payable for investments purchased	210,100	7,676	421	-	218,197
Accrued expenses and taxes	217,829	-	673	(502)	218,000
Deferred tax liability	-	11,052	-	(11,052)	-
Debt payable to affiliates	945,000	-	-	-	945,000
Reinsurance payable to affiliate	1,594,169	-	-	-	1,594,169
Derivative instruments – payable	215,147	-	-	-	215,147
Other liabilities	738,700	114,773	26,477	(2,847)	877,103
Separate account liabilities	24,053,595	915,204	72,930	-	25,041,729

Total liabilities	45,386,643	2,437,865	136,756	(14,401)	47,946,863

STOCKHOLDER’S EQUITY

Common stock	$6,437	$2,100	$2,542	$(4,642)	$6,437
Additional paid-in capital	2,145,736	239,963	124,305	(364,268)	2,145,736
Accumulated other comprehensive loss	(95,802)	(9,426)	(1,439)	10,865	(95,802)
Retained earnings	462,097	78,767	(42,890)	(35,877)	462,097

Total stockholder’s equity	2,518,468	311,404	82,518	(393,922)	2,518,468

Total liabilities and stockholder’s equity	$47,905,111	$2,749,269	$219,274	$(408,323)	$50,465,331

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.  CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Condensed Consolidating Balance Sheets at December 31, 2006

	SLUS as Parent	SLNY	Other Subs	Elimination	Consolidated Company
ASSETS

Investments
Available-for-sale fixed maturities at fair value	$12,061,211	$1,463,043	$113,719	$-	$13,637,973
Trading fixed maturities at fair value	3,856,053	-	-	-	3,856,053
Subordinated note from affiliate held-to-maturity	-	-	600,000	-	600,000
Investment in subsidiaries	449,307	-	63,952	(513,259)	-
Mortgage loans	2,111,884	161,292	-	-	2,273,176
Derivative instruments – receivable	653,854	-	-	-	653,854
Limited partnerships	193,728	-	-	-	193,728
Real estate	157,281	-	29,610	-	186,891
Policy loans	672,553	139	36,934	-	709,626
Other invested assets	884,304	65,922	-	-	950,226
Cash and cash equivalents	513,190	54,231	10,659	-	578,080
Total investments and cash	21,553,365	1,744,627	854,874	(513,259)	23,639,607

Accrued investment income	266,141	15,125	9,952	-	291,218
Deferred policy acquisition costs	1,149,185	85,021	-	-	1,234,206
Value of business acquired	47,744	-	-	-	47,744
Deferred tax asset	8,587	-	1,963	(6,953)	3,597
Goodwill	658,052	37,788	5,611	-	701,451
Receivable for investments sold	30,146	1,244	1,851	-	33,241
Reinsurance receivable	1,812,093	5,906	-	-	1,817,999
Other assets	136,406	15,146	1,678	-	153,230
Separate account assets	20,190,709	796,827	72,719	-	21,060,255

Total assets	$45,852,428	$2,701,684	$948,648	$(520,212)	$48,982,548

LIABILITIES

Contractholder deposit funds and other policy liabilities	$17,945,270	$1,437,396	$45,959	$-	$19,428,625
Future contract and policy benefits	696,012	54,100	-	-	750,112
Payable for investments purchased	210,668	5,735	2,062	-	218,465
Accrued expenses and taxes	141,607	-	213	2,875	144,695
Deferred tax liability	-	6,953	-	(6,953)	-
Debt payable to affiliates	1,325,000	-	-	-	1,325,000
Partnership capital securities	-	-	607,826	-	607,826
Reinsurance payable to affiliate	1,605,626	-	-	-	1,605,626
Derivative instruments – payable	160,504	-	-	-	160,504
Other liabilities	1,073,678	90,517	16,766	(2,875)	1,178,086
Separate account liabilities	20,190,709	796,827	72,719	-	21,060,255

Total liabilities	43,349,074	2,391,528	745,545	(6,953)	46,479,194

STOCKHOLDER’S EQUITY

Common stock	$6,437	$2,100	$2,542	$(4,642)	$6,437
Additional paid-in capital	2,143,408	239,963	185,529	(425,492)	2,143,408
Accumulated other comprehensive income	14,030	1,432	1,369	(2,801)	14,030
Retained earnings	339,479	66,661	13,663	(80,324)	339,479

Total stockholder’s equity	2,503,354	310,156	203,103	(513,259)	2,503,354

Total liabilities and stockholder’s equity	$45,852,428	$2,701,684	$948,648	$(520,212)	$48,982,548

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.  CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Condensed Consolidating Statements of Cash Flow
For the nine-month period ended September 30, 2007

	SLUS as Parent	SLNY	Other Subs	Elimination	Consolidated Company

Cash Flows From Operating Activities:
Net income from operations	$117,442	$12,144	$4,601	$(16,745)	$117,442
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of discount and premiums	24,758	1,391	366	-	26,515
Amortization of DAC and VOBA	182,133	11,430	-	-	193,563
Depreciation and amortization	3,065	-	616	-	3,681
Non cash derivative activity	23,610	1,751	-	-	25,361
Net realized losses (gains) on investments	1,936	(981)	20	-	975
Net unrealized losses on trading investments	58,935	-	-	-	58,935
Net realized gains on trading investments	(4,095)	-	-	-	(4,095)
Net change in unrealized and undistributed gains in private equity limited partnerships	(38,075)	-	-	-	(38,075)
Interest credited to contractholder deposits	437,629	39,181	1,976	-	478,786
Deferred federal income taxes	(34,347)	9,947	386	-	(24,014)
Equity in net income of subsidiaries	(14,934)	-	(1,811)	16,745	-
Changes in assets and liabilities:
Deferred acquisition cost additions	(222,971)	(22,133)	-	-	(245,104)
Accrued investment income	24,370	(984)	8,612	-	31,998
Future contract and policy benefits	(29,782)	3,157	255	-	(26,370)
Dividends received from subsidiaries	63,995	-	-	(63,995)	-
Other, net	112,424	3,135	2,157	-	117,716
Net sales of trading fixed maturities	404,563	-	-	-	404,563

Net cash provided by operating activities	1,110,656	58,038	17,178	(63,995)	1,121,877

Cash Flows From Investing Activities:
Sales, maturities and repayments of:
Available-for-sale fixed maturities	3,057,295	271,007	66,129	-	3,394,431
Mortgage loans	253,394	32,138	-	-	285,532
Other invested assets	617,056	24	960	(23,260)	594,780
Redemption of subordinated note from affiliate	-	-	600,000	-	600,000
Purchases of:
Available-for-sale fixed maturities	(1,933,412)	(167,358)	(12,928)	-	(2,113,698)
Mortgage loans	(279,569)	(36,960)	-	-	(316,529)
Real estate	(1,985)	-	(15,839)	-	(17,824)
Other invested assets	(52,398)	(23,260)	-	23,260	(52,398)
Net change in other investing activities	(348,990)	23,260	-	-	(325,730)
Net change in policy loans	(5,642)	(19)	10,021	-	4,360
Early redemption premium	-	-	25,578	-	25,578

Net cash provided by investing activities	$1,305,749	$98,832	$673,921	$-	$2,078,502

Continued on next page

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.  CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Condensed Consolidating Statements of Cash Flow (continued)
For the nine-month period ended September 30, 2007

	SLUS as Parent	SLNY	Other Subs	Elimination	Consolidated Company

Cash Flows From Financing Activities:
Additions to contractholder deposit funds	$1,414,612	$144,346	$-	$(650)	$1,558,308
Withdrawals from contractholder deposit funds	(3,173,295)	(290,461)	(11,934)	650	(3,475,040)
Repayments of debt	(380,000)	-	(600,000)	-	(980,000)
Dividends paid to parent	-	-	(63,995)	63,995	-
Early redemption payment	-	-	(25,578)	-	(25,578)
Additional capital contributed to subsidiaries	(6,370)	-	6,370	-	-
Other, net	2,328	-	-	-	2,328

Net cash used in financing activities	(2,142,725)	(146,115)	(695,137)	63,995	(2,919,982)

Net change in cash and cash equivalents	273,680	10,755	(4,038)	-	280,397

Cash and cash equivalents, beginning of period	513,190	54,231	10,659	-	578,080

Cash and cash equivalents, end of period	$786,870	$64,986	$6,621	$-	$858,477

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.  CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Condensed Consolidating Statements of Cash Flow
For the nine-month period ended September 30, 2006

	SLUS as Parent	SLNY	Other Subs	Elimination	Consolidated Company

Cash Flows From Operating Activities:
Net income from operations	$88,668	$12,304	$4,708	$(17,012)	$88,668
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Amortization of discount and premiums	39,160	3,402	595	-	43,157
Amortization of DAC and VOBA	243,397	9,966	-	-	253,363
Depreciation and amortization	3,044	-	450	-	3,494
Non cash derivative activity	(17,898)	-	-	(639)	(18,537)
Net realized loss on investments	30,588	4,610	134	-	35,332
Net unrealized gains on trading investments	(13,128)	-	-	-	(13,128)
Net change in unrealized and undistributed gains in private equity limited partnerships	(26,079)	-	-	-	(26,079)
Interest credited to contractholder deposits	417,708	42,637	2,976	-	463,321
Deferred federal income taxes	99,063	8,884	(476)	-	107,471
Equity in net income of subsidiaries	(14,739)	-	(2,273)	17,012	-
Changes in assets and liabilities:
Deferred acquisition cost additions	(171,435)	(16,244)	-	-	(187,679)
Accrued investment income	(27,547)	2,063	(12,887)	-	(38,371)
Future contract and policy benefits	(7,219)	2,418	-	-	(4,801)
Other, net	39,667	(16,445)	12,042	639	35,903
Net purchases of trading fixed maturities	(1,627,782)	-	-	-	(1,627,782)

Net cash (used in) provided by operating activities	(944,532)	53,595	5,269	-	(885,668)

Cash Flows From Investing Activities:
Sales, maturities and repayments of:
Available-for-sale fixed maturities	3,929,855	623,467	49,903	-	4,603,225
Mortgage loans	126,377	24,604	-	-	150,981
Other invested assets	106,037	-	-	-	106,037
Purchases of:
Available-for-sale fixed maturities	(2,510,049)	(461,052)	(46,742)	-	(3,017,843)
Mortgage loans	(561,192)	(30,435)	-	-	(591,627)
Real estate	(677)	-	(117)	-	(794)
Other invested assets	(636,399)	(95,809)	-	-	(732,208)
Net change in other investing activities	576,163	95,805	-	-	671,968
Net change in policy loans	(4,526)	71	2,028	-	(2,427)

Net cash provided by investing activities	$1,025,589	$156,651	$5,072	$-	$1,187,312

Continued on next page

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.  CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Condensed Consolidating Statements of Cash Flow (continued)
For the nine-month period ended September 30, 2006

	SLUS as Parent	SLNY	Other Subs	Elimination	Consolidated Company

Cash Flows From Financing Activities:
Additions to contractholder deposit funds	$2,875,333	$71,721	$-	$1,701	$2,948,755
Withdrawals from contractholder deposit funds	(2,465,938)	(290,774)	(2,705)	(1,701)	(2,761,118)
Additional capital contributed to subsidiaries	(266)	-	266	-	-
Debt proceeds	200,000	-	-	-	200,000
Dividends paid to stockholder	(200,000)	-	-	-	(200,000)
Other, net	3,947	-	-	-	3,947

Net cash provided by (used in) financing activities	413,076	(219,053)	(2,439)	-	191,584

Net change in cash and cash equivalents	494,133	(8,807)	7,902	-	493,228

Cash and cash equivalents, beginning of period	281,340	54,540	11,774	-	347,654

Cash and cash equivalents, end of period	$775,473	$45,733	$19,676	$-	$840,882

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.  SUBSEQUENT EVENT

On October 31, 2007, the Company contributed $150 million of paid-in capital to a recently formed wholly-owned subsidiary, Sun Life Financial (U.S.) Reinsurance Company ("Sun Life Vermont").  Sun Life Vermont is a Vermont domiciled captive insurance company.

Pursuant to a reinsurance agreement (the "Reinsurance Agreement") with Sun Life Assurance Company of Canada ("SLOC"), the Company’s affiliate, Sun Life Vermont will fund statutory reserves required by Actuarial Guideline 38, as adopted by the National Association of Insurance Commissioners ("AXXX reserves"), attributable to certain universal life ("UL") policies sold by SLOC through its United States branch (the "Branch").  Sun Life Vermont is reinsuring, on a coinsurance basis, a 100% quota share of the Branch's risk on the UL policies covered under the Reinsurance Agreement.  Sun Life Vermont's obligations will be secured in part through a reinsurance trust and in part on a funds-withheld basis.  On November 8, 2007, Sun Life Vermont assumed approximately $550 million of contractholder deposits under the Reinsurance Agreement.

A long-term financing arrangement has been established with a financial institution (the "Lender") that will enable Sun Life Vermont to fund a portion of Sun Life Vermont’s obligations under the Reinsurance Agreement.  Under this arrangement, on November 8, 2007, Sun Life Vermont issued a $1 billion variable principal, floating rate surplus note (the “Surplus Note”) to a special-purpose entity (the “SPE”) affiliated with the Lender.  Additional surplus notes may be issued from time to time.  Pursuant to an agreement between the Lender and U.S. Holdings, an indirect parent of the Company, U.S. Holdings bears the ultimate obligation to repay the Lender and, as such, will consolidate the SPE for accounting purposes in accordance with FASB Interpretation 46 (revised December 2003), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51."  Sun Life Vermont has agreed to reimburse U.S. Holdings for certain costs incurred by U.S. Holdings in connection with the issuance of the Surplus Note.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Pursuant to General Instruction H(2)(a) to Form 10-Q, the registrant, Sun Life Assurance Company of Canada (U.S.) ("the Company"), elects to omit the Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Below is an analysis of the Company’s results of operations that explains material changes in the Statement of Operations between the nine-month periods ended September 30, 2007 and September 30, 2006, followed by an overview of the Company’s investment holdings and portfolio monitoring processes.

CAUTIONARY STATEMENT

This Form 10-Q includes forward-looking statements by the Company under the Private Securities Litigation Reform Act of 1995.  These statements are not matters of historical fact; they relate to such topics as future product sales, volume growth, market share, market and interest rate risk, and financial goals. It is important to understand that these forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those that the statements anticipate.  These risks and uncertainties may concern, among other things:

●	Heightened competition, particularly in terms of price, product features, and distribution capability, which could constrain the Company’s growth and profitability.

●	Changes in interest rates and capital market conditions.

●	Regulatory and legislative developments.

●	Developments in consumer preferences and behavior patterns.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

The Company has identified the following estimates as critical in that they involve a higher degree of judgment and are subject to a significant degree of variability:  deferred policy acquisition costs ("DAC"), the value of business acquired ("VOBA"), derivative instruments, the fair value of financial instruments, policy liabilities and accruals, other-than-temporary impairments of investments, and goodwill.  In developing these estimates, management makes subjective and complex judgments that are inherently uncertain and subject to material change as facts and circumstances develop. Although variability is inherent in these estimates, management believes the amounts provided are appropriate based upon the facts available upon compilation of the financial statements. For discussion of the Company’s critical accounting estimates, see Management’s Discussion and Analysis of Financial Condition and Result of Operations in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.

 SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

RESULTS OF OPERATIONS

Nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006:

Net Income

The Company’s net income was $117.4 million and $88.7 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  Income before income taxes was $160.3 million and $107.3 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  The significant changes are described below.

REVENUES

Total revenues were $1,257.9 million and $1,210.7 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  The increase of $47.2 million was primarily due to the following:

Premium and annuity considerations - were $45.3 million and $45.8 million for the nine-month periods ended September 30, 2007 and 2006, respectively.

Net investment income - was $837.8 million and $898.4 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  Investment income, excluding the mark to market of the trading portfolio and partnership income, was $853.5 million and $859.1 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  The decrease of $5.6 million during 2007, as compared to 2006, was the result of a decrease in average invested assets which decreased investment income by $17.9 million, offset by a higher average investment yield which increased investment income by $12.3 million.  Investment (loss) income related to the changes in the market value of securities in the trading portfolio and changes in the value of the partnership investments was $(15.7) million and $39.3 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  The change in the market value of the trading portfolio is primarily related to changes in the interest rate environment.

Net derivative (loss) income - was $(12.3) million and $6.6 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  Derivative losses primarily represent fair value changes of interest rate swaps resulting from decreasing interest rates and the net interest received or paid on swap agreements.  Generally, as interest rates decline, the market value of the Company's interest rate swaps decreases.  This is due to the fact that in most instances the Company is paying a fixed interest rate and receiving a floating rate on the swaps.

All derivatives are recognized on the balance sheet at fair value. Net interest received or paid on swap agreements and changes in the fair value of derivatives are reported in current period operations as a component of net derivative income.  The Company believes that these derivatives provide economic hedges, but the cost of formally documenting the effectiveness of the fair value of the hedged items to obtain hedge accounting treatment in accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is not justified at this time.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

RESULT OF OPERATIONS (Continued)

REVENUES (continued)

The Company issues annuity contracts and certain funding agreements that contain a derivative instrument that is "embedded" in the contract.  Upon issuing the contract, the embedded derivative is separated from the host contract (annuity contract or funding agreement) and is carried at fair value. The Company also purchases call options and futures on the Standard & Poor’s 500 Composite Stock Price Index ("S&P 500 Index") ("S&P", "S&P 500", and "Standard & Poor’s" are trademarks of The McGraw Hill Companies, Inc. and have been licensed for use by the Company) to economically hedge its obligations under certain fixed index annuity contracts.  Certain funding agreement contracts are highly-individualized and typically involve the issuance of foreign currency denominated contracts backed by cross currency swaps or equity linked cross currency swaps.  The combination of these swaps with interest rate swaps is intended to allow the Company to lock in U.S. dollar fixed rate payments for the life of the funding agreement.

As a component of its investment strategy and to reduce its exposure to interest rate risk, the Company utilizes interest rate swap agreements. Interest rate swap agreements are agreements to exchange with a counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for floating-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company also utilizes equity and interest derivatives to hedge against stock market exposure inherent in the guaranteed minimum living and death benefit features of the Company's variable annuities.

Net derivative (loss) income consisted of the following (in 000’s):

	Nine-month periods ended September 30,
	2007	2006

Net income (expense) on swap agreements	$ 12,300	$ (10,605)
Change in fair value of swap agreements (interest rate, currency, and equity)	(68,857)	7,114
Change in fair value of options, futures and embedded derivatives	44,259	10,112

Net derivative (loss) income	$ (12,298)	$ 6,621

Net realized investment losses - were $1.0 million and $35.3 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  The Company incurred write-downs of fixed maturities for other-than-temporary impairments of $2.8 million and $1.4 million for the nine-month periods ended September 30, 2007 and 2006, respectively.

Fees and other income - consist primarily of mortality and expense charges, rider fees, surrender charges, and other income. Mortality and expense charges and rider fees are based on the market values of the assets in the separate accounts supporting the contracts. Mortality and expense charges and rider fees combined were $230.0 million and $194.1 million for the nine-month periods ended September 30, 2007 and 2006, respectively, and represented 1.35% and 1.32% of the average separate account asset balances for the nine-month periods ended September 30, 2007 and 2006, respectively.  Average separate account assets were $22.7 billion and $19.6 billion for the nine-month periods ended September 30, 2007 and 2006, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

RESULT OF OPERATIONS (Continued)

REVENUES (continued)

Surrender charges represent revenues earned on the early withdrawal of fixed, fixed index and variable annuity policyholder balances.  Surrender charges on fixed, fixed index and variable annuity surrenders generally are assessed at declining rates applied to policyholder surrenders during the first four to ten years of the contract.  Total surrender charges were $15.7 million and $20.2 million for the nine-month periods ended September 30, 2007 and 2006, respectively.

Other income represents fees charged for cost of insurance, revenue sharing, and administrative service fees. Other income was $116.8 million and $80.9 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  Of the $35.9 million increase in other income for the nine-month period ended September 30, 2007, $23.0 million results from increased sales of bank-owned life insurance ("BOLI") and $12.9 million results from growth of in-force business, increased revenue sharing, and other fees.

Subordinated notes early redemption premium was the premium received from the Parent in connection with the early redemption of a $600 million subordinated note. The early redemption premium was $25.6 million for the nine-month period ended September 30, 2007.  For additional information, please refer to the early redemption payment described below under “Partnership capital securities early redemption payment.”

BENEFITS AND EXPENSES

Total benefits and expenses were $1,097.6 million and $1,103.4 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  The decrease of $5.8 million was primarily due to the following:

Interest credited - to policyholders was $478.8 million and $463.3 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  The $15.5 million increase was the result of a higher average crediting rate, increasing interest credited by $26.8 million, offset by lower average policyholder balances, which decreased interest credited by $11.3 million.

Interest expense - was $78.8 million and $96.4 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  The $17.6 million decrease in interest expense was primarily due to a $28.3 million decrease related to the redemption of $600 million of partnership capital securities and $380 million of promissory notes in May, 2007, offset by a $6.7 million increase related to the two $100 million floating rate demand notes that the Company issued on September and May, 2006. An additional $4.1 million increase related to the adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 48 "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48") on January 1, 2007.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

RESULT OF OPERATIONS (Continued)

BENEFITS AND EXPENSES (continued)

Policyholder benefits - were $115.5 million and $116.2 million for the nine-month periods ended September 30, 2007 and 2006, respectively.

Other operating expenses - were $205.3 million and $174.2 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  The $31.1 million increase in 2007 compared to 2006 was primarily due to $8.0 million increase in operating expenses and $24.1 million increase in premium tax from higher BOLI sales.

Amortization of DAC - relates to the costs of acquiring new business, which vary with and are primarily related to the production of new business.  Such acquisition costs include commissions, costs of policy issuance, and underwriting and selling expenses. Amortization expense was $184.6 million and $246.1 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  For the nine-month period ended September 30, 2007, DAC amortization included a decrease of $42.7 million resulting from updates to profitability projections due to actual changes in policies in force, and recent equity markets and interest rate experience.  Offsetting this decrease was an increase in DAC amortization for the nine-month period ended September 30, 2007, of $22.8 million compared to the nine-month period ended September 30, 2006, due to increased actual gross profits.  For the nine-month period ended September 30, 2006, DAC amortization included an increase of $43.8 million resulting from updates to profitability projections due to changes in policy lapse assumptions.

Amortization of VOBA - relates to the actuarially-determined value of in-force business at the date that the Company acquired Keyport Life Insurance Company (November 1, 2001).  This amount is amortized in proportion to the projected emergence of profits over the estimated lives of the contracts.  VOBA amortization was $8.9 million and $7.3 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  VOBA amortization increased due to updates to profitability projections due to actual changes in policies in force.

Partnership capital securities early redemption payment – was the penalty paid to Sun Life of Canada (U.S.) Capital Trust I, an affiliate, in connection with the early redemption of $600 million of partnership capital securities.  The early redemption payment was $25.6 million for the nine-month period ended September 30, 2007.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

RESULT OF OPERATIONS (Continued)

Results of Operations by Segment

The Company’s net income from operations reflects the operations of its four business segments: Wealth Management, Individual Protection, Group Protection, and Corporate.

The following provides a summary of net income from operations by segment.

Wealth Management Segment

The Wealth Management Segment sells a full range of retirement-oriented insurance products that provide fixed, indexed, or variable returns to policyholders.  Annuities are insurance products designed to offer individuals protection against the risk of outliving their financial assets during retirement.  Annuities offer a tax-deferred means of accumulating savings for retirement needs and provide a source of income in the payout period.  The Company earns spread income from fixed and indexed annuities; variable annuities primarily produce fee income.  This segment also markets funding agreements to both related and unrelated third parties.

The segment’s principal products are categorized as follows:

Fixed Annuities - Fixed annuity products are primarily single premium deferred annuities ("SPDA").  An SPDA policyholder typically makes a single premium payment at the time of issuance.  The Company obligates itself to credit interest to the policyholder's account at a rate that is guaranteed for an initial term and is reset annually thereafter, subject to a guaranteed minimum rate.

Variable Annuities - Variable annuities offer a selection of underlying investment alternatives that may satisfy a variety of policyholder risk/return objectives.  Under a variable annuity, the policyholder has the opportunity to select separate account investment options (consisting of underlying mutual funds), which pass the investment risk directly to the policyholder in return for the potential of higher returns.  Variable annuities also include guaranteed fixed interest options and benefits.  The Company has several different variable annuity products that offer various separate account investment choices, depending on the product, and guaranteed fixed interest options.

Fixed Index Annuities - Fixed index annuities credit interest to the policyholder using a formula based upon the positive change in value of a specified equity index.  The Company’s fixed index annuity products calculate interest earnings using the S&P 500 Index. The Company’s fixed index products also provide a guarantee of principal (less withdrawals) at the end of the term or surrender charge period.

Institutional Investment Contracts - Institutional investment contracts are funding agreements issued to institutional investors or to entities that in turn issue promissory notes to unrelated third parties.  These contracts may contain any of a number of features including variable or fixed interest rates and fixed index options, and may be denominated in foreign currencies.

In September 2006, the Company issued two floating rate funding agreements with a combined total of $900 million to an affiliate, Sun Life Financial Global Funding III, L.L.C. ("LLC III").  Total interest credited for these funding agreements was $38.8 million and $1.6 million for the nine-month period ended September 30, 2007 and 2006, respectively.  The Company also issued a $100 million floating rate demand note payable to LLC III on September 19, 2006.  The Company expensed $4.3 million and $0.2 million for interest on this demand note for the nine-month period ended September 30, 2007 and 2006, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

Wealth Management Segment (continued)

In May 2006, the Company issued a floating rate funding agreement of $900 million to an affiliate, Sun Life Financial Global Funding II, L.L.C. ("LLC II").  Total interest credited for this funding agreement was $38.2 million and $17.9 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  The Company also issued a $100 million floating rate demand note payable to LLC II on May 24, 2006.  The Company expensed $4.3 million and $2.0 million for the nine-month periods ended September 30, 2007 and 2006, respectively.

Other - The Wealth Management Segment currently manages a closed block of single premium whole life (“SPWL”) insurance policies, a retirement-oriented tax-advantaged life insurance product.  The Company discontinued sales of the SPWL product in response to certain tax law changes in the 1980s.  The Company had SPWL policyholder balances of $1.6 billion as of September 30, 2007 and December 31, 2006.  This entire block of business is reinsured on a funds withheld basis with Sun Life Assurance Company of Canada, an affiliate.

By reinsuring the SPWL product, the Company reduced net investment income by $70.3 million and $73.5 million, and interest credited by $54.1 million and $53.2 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  In addition, the Company also increased net investment income relating to an experience rating refund under the reinsurance agreement by $9.5 million and $7.3 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  The liability for the SPWL policies is included in contractholder deposit funds and other policy liabilities.

The Company sells its annuity products via two affiliated distribution organizations, Sun Life Financial Distributors, Inc. and Independent Financial Marketing Group, Inc. (“IFMG”).  Effective November 7, 2007, IFMG was sold by the Parent and is no longer an affiliate of the Company.  IFMG will continue to distribute the Company’s products.

The annuity products are also distributed through a variety of unaffiliated retail organizations including securities brokers, financial institutions, insurance agents, and financial advisers.  Investment options available under these products are managed by several investment managers, including Massachusetts Financial Services Company and Sun Capital Advisers LLC, affiliates of the Company.

On September 6, 2006, the Company entered into an agreement with Credit and Repackaged Securities Limited Series 2006-10 Trust (the "Trust"), whereby the Company is the sole beneficiary of the Trust.  As of September 30, 2007, total assets and liabilities of the Trust were $56.9 million and $6.2 million, respectively.  As the sole beneficiary of the Trust, the Company is required to consolidate the Trust under the requirements of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51."  Accordingly, the assets and liabilities of the Trust are included in the Company’s consolidated financial statements.

The following is a summary of operations for the Wealth Management Segment for the nine-month periods ended September 30 (in 000’s):

	2007	2006

Total revenues	$ 1,003,274	$ 1,030,911
Total benefits and expenses	885,248	952,366
Income before income tax expense	118,026	78,545

Net income	$ 87,069	$ 66,206

Pre-tax income was $118.0 million and $78.5 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  The significant changes are described below.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

Wealth Management Segment (continued)

REVENUES

Total revenues were $1,003.3 million and $1,030.9 million for the nine-month periods ended September 30, 2007 and 2006, respectively. The decrease of $27.6 million was primarily due to the following:

Net investment income - was $732.5 million and $793.8 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  Investment income, excluding the mark to market of the trading portfolio and partnership income, was $787.3 million and $780.6 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  The increase of $6.7 million during 2007, as compared to 2006, was the result of a higher average investment yield which increased investment income by $60.4 million, offset by a decrease in average invested assets which decreased investment income by $53.7 million.  Investment (loss) income related to changes in the market value of securities in the trading portfolio and changes in the value of partnership investments was $(54.8) million and $13.2 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  The change in the market value of the trading portfolio is primarily related to changes in the interest rate environment.

Net derivative (loss) income - was $(13.3) million and $5.1 million for the nine-month periods ended September 30, 2007 and 2006, respectively.

Net derivative (loss) income for the Wealth Management Segment consisted of the following (in 000’s):

	Nine-month periods ended September 30,
	2007	2006

Net income (expense) on swap agreements	$ 8,951	$ (9,654)
Change in fair value of swap agreements (interest rate, currency, and equity)	(66,202)	4,680
Change in fair value of options, futures and embedded derivatives	43,971	10,112

Net derivative (loss) income	$ (13,280)	$ 5,138

Net realized investment losses - were $1.9 million and $27.1 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  Net realized investment losses included write-downs of fixed maturities for other-than-temporary impairments of $2.8 million and $1.4 million for the nine-month periods ended September 30, 2007 and 2006, respectively.

Fees and other income - consist primarily of mortality and expense charges, rider fees, surrender charges, and other income.  Mortality and expense charges and rider fees are based on the market values of the assets in the separate accounts supporting the contracts.  Mortality and expense charges and rider fees combined were $206.1 million and $177.2 million for the nine-month periods ended September 30, 2007 and 2006, respectively, and represented 1.62% and 1.53% of the average variable annuity separate account balances for the nine-month periods ended September 30, 2007 and 2006, respectively.  Average separate account assets were $17.0 billion and $15.4 billion for the nine-month periods ended September 30, 2007 and 2006, respectively.

Surrender charges represent revenues earned on the early withdrawal of fixed, fixed index, and variable annuity policyholder balances.  Surrender charges on fixed, fixed index and variable annuity surrenders generally are assessed at declining rates applied to policyholder surrenders during the first five to seven years of the contract.  Total surrender charges were $15.6 million and $20.2 million for the nine-month periods ended September 30, 2007 and 2006, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

Wealth Management Segment (continued)

REVENUES (continued)

Other income primarily represents fees charged for administrative service fees and revenue sharing.  Other income was $51.5 million and $43.6 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  The increase in other income was due primarily to increased revenue sharing and new products with higher fees.
BENEFITS AND EXPENSES

Total benefits and expenses were $885.2 million and $952.4 million for the nine-month periods ended September 30, 2007 and 2006, respectively. The decrease of $67.2 million was primarily due to the following:

Interest credited - to policyholders was $459.2 million and $447.6 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  The increase of $11.6 million was the result of a higher average crediting rate which increased interest credited by $25.2 million, offset by lower average policyholder balances which decreased interest credited by $13.6 million.

Interest expense - was $44.1 million and $46.8 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  The $2.7 million decrease in interest expense was primarily due to a $7.7 million decrease related to the payment of a $380 promissory note on May 27, 2007 and a $1.7 million decrease related to interest allocated from the Corporate Segment offset by a $6.7 million increase related to the two $100 million floating rate demand notes issued in September and May 2006.

Policyholder benefits - were $84.2 million and $91.9 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  The $7.7 million decrease was primarily due to lower reserve requirements for guaranteed minimum benefits related to variable annuity contracts.

Other operating expenses - were $109.0 million and $118.3 million for the nine-month periods ended September 30, 2007 and 2006, respectively. The $9.3 million decrease in operating expenses was primarily due to a $7.5 million decrease in commission expense related to a decrease in premiums and a $1.8 million decrease in other operating expenses.

Amortization of DAC - was $179.9 million and $240.5 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  For the nine-month period ended September 30, 2007, DAC amortization included a decrease of $41.2 million resulting from updates to profitability projections due to actual changes in policies in force and recent equity markets and interest rate experience.  Offsetting this decrease was an increase in DAC amortization for the nine month period ending September 30, 2007, of $20.8 million compared to the nine month period ending September 30, 2006, due to increased actual gross profits.  For the nine-month period ended September 30, 2006, DAC amortization included an increase of $43.8 million resulting from updates to profitability projections due to changes in policy lapse assumptions.

Amortization of VOBA - was $8.9 million and $7.3 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  VOBA amortization increased due to updates to profitability projections due to actual changes in policies in force.

Individual Protection Segment

The Individual Protection Segment primarily markets variable life insurance products, including variable universal life ("VUL") products marketed to individuals, corporate-owned life insurance ("COLI"), and bank-owned life insurance ("BOLI").  VUL products allow for flexible premiums, and the policyholder directs how the cash value is invested and bears the investment risk.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

Individual Protection Segment (continued)

The following provides a summary of the operations for the Individual Protection Segment for the nine-month periods ended September 30 (in 000’s):

	2007	2006

Total revenues	$ 117,397	$ 74,233
Total benefits and expenses	117,753	72,383
(Loss) income before income tax (benefit) expense	(356)	1,850

Net (loss) income	$ (126)	$ 1,307

Total revenues were $117.4 million and $74.2 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  The $43.2 million increase was primarily attributed to a $33.6 million increase in fee and other income, an $8.6 million increase in net investment income, and a $1.5 million increase in net realized investment gains.  Of the $33.6 million increase in fee and other income, $28.4 million was due to an increase in charges from sales, cost of insurance, and mortality and expense charges from higher BOLI sales for the nine-month period ended September 30, 2007.  The net investment income increase was largely due to an increased investment income allocation from Corporate of $6.7 million and higher interest income on bonds of $2.9 million, partially offset by a decrease in interest income on mortgage loans of $0.9 million.

Total expenses were $117.8 million and $72.4 million for the nine-month periods ended September 30, 2007 and 2006, respectively.  The $45.4 million increase was primarily due to a $35.9 million increase in other operating expenses, a $3.9 million increase in policyowner benefits, a $3.8 million increase in interest credited, and a $2.5 million increase in interest expense.  Of the $35.9 million increase in other operating expenses, activity related to increased current year sales for BOLI caused premium taxes and general operating expenses to increase by $21.8 million and $5.2 million, respectively.  The remaining $8.9 million increase in other operating expenses is primarily attributable to increased commissions and premium taxes for COLI and VUL products of $4.3 million and $2.6 million, respectively.  Additionally, an expansion of sales and distribution for universal life products sold by the company’s subsidiary, Sun Life Insurance and Annuity Company of New York, (“SLNY”), increased other operating expenses by $1.1 million.

Group Protection Segment

The Group Protection Segment markets and administers group life insurance, group stop loss insurance, and group short-term and group long-term disability insurance products to small and mid-size employers.  This segment operates only in the State of New York through SLNY.

The following provides a summary of operations for the Group Protection Segment for the nine-month periods ended September 30 (in 000’s):

	2007	2006

Total revenues	$ 34,687	$ 29,125
Total benefits and expenses	33,575	27,663
Income before income tax expense	1,112	1,462

Net income	$ 723	$ 950

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

Group Protection Segment (continued)

The Group Protection Segment had income before income taxes of $1.1 million and $1.5 million for the nine-month periods ended September 30, 2007 and 2006, respectively.

Total revenues for the nine-month period ended September 30, 2007 increased by $5.6 million as compared to the nine-month period ended September 30, 2006.  The increase was primarily due to increased in-force business in group disability, group stop loss, and group life, with premium increases of $2.5 million, $1.5 million, and $1.4 million, respectively.

Total benefits and expenses for the nine-month period ended September 30, 2007 increased by $5.9 million in comparison to the nine-month period ended September 30, 2006.  The increase was primarily attributable to an increase in policyholder benefits for group disability, group stop loss and group life products of $0.7 million, $1.4 million, and $1.0 million, respectively, as well as an increase in general operating expenses of $2.8 million.  The increase in operating expenses resulted primarily from an increase in the level of in-force business.

Corporate Segment

The Corporate Segment consists of the unallocated capital of the Company, its debt financing, and items not otherwise attributable to the other segments.

The following provides a summary of operations for the Corporate Segment for the nine-month periods ended September 30 in (000’s):

	2007	2006

Total revenues	$ 102,536	$ 76,408
Total benefits and expenses	60,978	50,979
Income before income tax expense	41,558	25,429

Net income	$ 29,776	$ 20,205

Total revenues for the nine-month period ended September 30, 2007 increased by $26.1 million as compared to the nine-month period ended September 30, 2006.  The increase was primarily attributable to a $25.6 million premium related to the early redemption of a $600 subordinated note due from an affiliate (described above).

Total benefits and expenses for the nine-month period ended September 30, 2007 increased by $10.0 million in comparison to the nine-month period ended September 30, 2006. The increase was primarily due to a $25.6 million payment related to the early redemption of a $600 subordinated debenture and a $1.7 million increase in other operating expense, offset by a $17.3 million decrease in interest expense related to redemptions of notes due to affiliates during 2007.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

OVERVIEW OF THE COMPANY’S INVESTMENT HOLDINGS AND PORTFOLIO MONITORING PROCESSES

At September 30, 2007, the Company held $20.9 billion in invested assets and cash.  Of this balance, $15.4 billion was invested in fixed-maturity securities designated as either available-for-sale ($12.0 billion) or trading ($3.4 billion).  Of the $12.0 billion of available-for-sale fixed maturities, securities with a fair value of $8.4 billion were in an unrealized loss position totaling $432.5 million.  At September 30, 2007, 89.7% of securities in an unrealized loss position, based on fair value, were securities with fair value to amortized cost percentages of greater than or equal to 90%.  The total unrealized loss position for such securities was $276.7 million.

In the available-for-sale fixed maturity portfolio, securities with a fair value of $439.0 million, representing 2.1% of the total invested asset balance, were comprised of below-investment-grade or not-rated securities.  Of the total of the securities that were below-investment-grade or not-rated at September 30, 2007, securities with a fair value of $335.0 million, representing 1.6% of the total invested asset balance, were in an unrealized loss position that totaled $30.7 million.  At September 30, 2007, 72.9% of these securities in an unrealized loss position, based on fair value, were securities with fair value to amortized cost percentages of greater than or equal to 90%.

The Company’s portfolio monitoring process is designed to identify securities that may be other-than-temporarily impaired.  The Company has a Credit Committee comprised of professionals from the investment and accounting functions that meets at least quarterly to review individual issues or issuers that may be of concern.  The process involves a quarterly screening of all impaired securities to identify those securities whose fair value to amortized cost percentages have been less than 80% for an extended period of time.  Additionally, the Company screens all sales transactions which generated realized losses in excess of $1.5 million and 10% of amortized cost in order to identify identical securities or issuers which the Company continues to hold.  Discrete credit events, such as a ratings downgrade, are also used to identify securities that may be other-than-temporarily impaired.  The securities identified are then evaluated based on issuer-specific facts and circumstances, such as the issuer’s ability to meet current and future interest and principal payments, an evaluation of the issuer’s financial condition and its near term recovery prospects, difficulties being experienced by an issuer’s parent or affiliate, and management’s assessment of the outlook for the issuer’s sector.  Based on this evaluation, issues or issuers are considered for inclusion on one of the Company’s following credit lists:

“Monitor List” - Management has concluded that the fair value will increase enough to recover the Company’s amortized cost but that changes in issuer-specific facts and circumstances require monitoring on a quarterly basis.  As of September 30, 2007, securities with an amortized cost of $58.6 million and a fair value of $47.7 million were included on the Company’s Monitor List.

“Watch List” - Management has concluded that the fair value will increase enough to recover the Company’s amortized cost but that changes in issuer-specific facts and circumstances require continued monitoring during the quarter.  As of September 30, 2007, securities with an amortized cost of $58.7 million and a fair value of $55.8 million were included on the Company’s Watch List.  A security is moved from the Monitor List to the Watch List when changes in issuer-specific facts and circumstances increase the possibility that a security may become other-than-temporarily impaired within the next 24 months.

“Impaired List” - Management has concluded that the fair value will not increase enough to recover the Company’s amortized cost and an other-than-temporary-impairment charge is recorded to income or the security is sold and a realized loss is recorded as a charge to income.  For the nine-month period ended September 30, 2007, other-than-temporary impairments of $2.8 million were recorded as a charge to income.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

OVERVIEW OF THE COMPANY’S INVESTMENT HOLDINGS AND PORTFOLIO MONITORING PROCESSES (continued)

At each balance sheet date, management also evaluates securities in an unrealized loss position and determines whether the Company has the intent and ability to hold the securities until recovery.  If events or circumstances change, such as unexpected changes in the creditworthiness of the issuer, unanticipated changes in interest rates and/or credit spreads, changes in tax laws or accounting rules, changes in statutory capital requirements, or greater than expected liquidity needs, management will reconsider whether the Company has the intent and ability to hold a security until recovery.  If subsequent to the balance sheet date and due to an unexpected change in circumstances, the Company determines that it no longer intends to hold a security until recovery, a loss is recognized in net income in the period in which the intent to hold to recovery no longer exists, either through an other-than-temporary impairment or from the sale of the security.

There are inherent risks and uncertainties in management’s evaluation of securities for other-than-temporary impairment.  These risks and uncertainties include factors both external and internal to the Company, such as general economic conditions, an issuer’s financial condition or near-term recovery prospects, market interest rates, unforeseen events which affect one or more issuers or industry sectors, and portfolio management parameters, including asset mix, interest rate risk, portfolio diversification, duration matching, and greater than expected liquidity needs.  All of these factors could impact management’s evaluation of securities for other-than-temporary impairment.

If, subsequent to September 30, 2007, management were to conclude that all securities included on the Company’s Watch List were other-than-temporarily impaired, the Company’s after-tax earnings in the subsequent period would decrease by $0.6 million, based on the fair value of such securities as of September 30, 2007.  If, subsequent to September 30, 2007, management were to conclude that all securities included on both the Company’s Watch and the Monitor Lists were other-than-temporarily impaired, then the Company’s after-tax earnings in the subsequent period would decrease by $3.8 million, based on the fair value of such securities as of September 30, 2007.  Because the Company has not classified any of its unaffiliated fixed maturity investments as held-to-maturity, a later conclusion that Watch and Monitor List securities are other-than-temporarily impaired would not result in any change to the Company’s Total Stockholder’s Equity, but would result in a reclassification from Accumulated Other Comprehensive Income to Retained Earnings in the Stockholder’s Equity section of the Balance Sheet, due to the impact to net income described above.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

OVERVIEW OF THE COMPANY’S INVESTMENT HOLDINGS AND PORTFOLIO MONITORING PROCESSES (continued)

Unrealized Losses

The following table provides the fair value and gross unrealized losses of the Company’s available-for-sale fixed maturity investments, which are temporarily impaired, aggregated by investment category, industry sector and length of time that the individual securities had been in an unrealized loss position at September 30, 2007 (in thousands):

	Less Than Twelve Months		Twelve Months Or More		Total
Corporate Securities:	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Basic industry	$ 98,281	$ (2,461)	$ 26,566	$ (2,204)	$ 124,847	$ (4,665)
Capital goods	169,392	(5,618)	43,542	(3,016)	212,934	(8,634)
Communications	287,309	(6,969)	254,759	(21,739)	542,068	(28,708)
Consumer cyclical	285,067	(15,925)	407,547	(41,303)	692,614	(57,228)
Consumer noncyclical	113,756	(2,370)	51,869	(1,947)	165,625	(4,317)
Energy	141,357	(2,962)	56,125	(2,538)	197,482	(5,500)
Finance	1,630,941	(60,795)	625,752	(40,238)	2,256,693	(101,033)
Industrial other	74,389	(5,286)	2,836	(161)	77,225	(5,447)
Technology	50,253	(968)	13,133	(868)	63,386	(1,836)
Transportation	84,226	(2,710)	81,060	(3,948)	165,286	(6,658)
Utilities	286,304	(6,299)	333,040	(14,685)	619,344	(20,984)

Total Corporate	$3,221,275	$ (112,363)	$ 1,896,229	$ (132,647)	$ 5,117,504	$ (245,010)

Non-Corporate:
Asset backed and mortgage backed securities	$1,702,416	$ (93,673)	$ 1,499,672	$ (93,698)	$ 3,202,088	$ (187,371)
Foreign government & agency securities	-	-	11,985	(66)	11,985	(66)
U.S. Treasury & agency securities	11,326	(15)	7,603	(15)	18,929	(30)

Total Non-Corporate	$1,713,742	$ (93,688)	$ 1,519,260	$ (93,779)	$ 3,233,002	$ (187,467)

Grand Total	$4,935,017	$ (206,051)	$ 3,415,489	$ (226,426)	$ 8,350,506	$ (432,477)

The primary circumstances giving rise to the Company’s unrealized loss position at September 30, 2007 were changes in the market interest rates and changes in the credit condition of issuers or industry sectors.  Because the Company’s portfolio consists primarily of interest-sensitive assets, changes in market interest rates and credit spreads impact the fair value of the Company’s entire portfolio.  The Company does not believe it will experience any material losses as a result of its investments in asset backed securities with residential sub-prime and Alternative-a ("Alt-a") mortgage exposure.  Alt-a mortgages represent residential loans made to customers with credit profiles that are stronger than sub-prime, but weaker than prime.  Ninety-six percent of these investments were either issued before 2006 or have a AAA rating.  At September 30, 2007, the Company had indirect exposure to residential sub-prime and Alt-a mortgages of $364 million and $189 million, respectively, representing approximately 2.6% of the Company's total invested assets.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

OVERVIEW OF THE COMPANY’S INVESTMENT HOLDINGS AND PORTFOLIO MONITORING PROCESSES (continued)

Because securities issued by the same issuer with different CUSIP numbers typically have different investment characteristics, such as secured or unsecured, shorter or longer maturities, or different interest rates, management’s analyses of unrealized and realized losses are performed at the CUSIP number level.  The Company also considers the credit condition of issuers at the entity level and considers various issues affecting an issuer collectively as facts and circumstances warrant.

The table below provides the detail of the three largest unrealized losses in the Company’s fixed maturity portfolio at September 30, 2007.  Management does not consider any of these unrealized losses to be material to the Company’s financial position at September 30, 2007.  Management's reasons for concluding that the fair value will increase enough to recover the Company’s amortized cost of these securities follow the table.

(in thousands)

Issue/Sector	Amortized Cost	Fair Values	Unrealized Loss

A. Consumer cyclical	$ 31,156	$ 25,434	$ (5,722)
B. Consumer cyclical	41,009	35,448	(5,561)
C. Consumer cyclical	40,534	35,946	(4,588)

For all of the securities discussed below, based on the Company’s credit analysis, management does not believe that it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the investment.  Because the Company had and continues to have the intent and ability to hold these securities until recovery of fair value, which may be maturity, it did not consider these investments to be other-than-temporarily impaired at September 30, 2007.

Issue A. The unrealized loss on Issue A is primarily due to changes in the credit rating of the issue as evidenced by rating downgrades from the dates of the Company’s purchase (June 2004 and September 2006) to September 30, 2007.  A large casino company, the issuer has strong cash flows and the issue currently has an investment grade rating of BBB.

Issue B.  The unrealized loss on Issue B is primarily due to changes in credit concerns in the issuer’s industry sector, the U.S. homebuilding market, as well as credit rating agency downgrades from the dates of the Company’s purchase (December 2006, February 2007, and April 2007) to September 30, 2007.  This issue is a major supplier of home building and home improvement supplies to professional contractors and homeowners and currently has an investment grade rating of Baa1/BBB+.

Issue C.  The unrealized loss on Issue C is primarily due to changes in market interest rates and credit concerns in the issuer’s industry sector, the U.S. homebuilding market.  The issuer is a major homebuilder focused on the luxury market with a strong balance sheet.  The issue currently has an investment grade rating of BBB, which has not changed since the dates of purchase (June and August 2004).

Realized Losses

The sales of securities in that were in an unrealized loss position during the nine-month period ended September 30, 2007 were primarily due to unanticipated liquidity needs.  Management responded by selling certain securities that were in an unrealized gain position and by reconsidering the Company’s intent to hold certain securities that were in an unrealized loss position until recovery and selling them at a loss.  The objective of these sales was to keep the portfolio optimally balanced and diversified with respect to asset mix, interest rate risk, yield, duration, and credit quality.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

OVERVIEW OF THE COMPANY’S INVESTMENT HOLDINGS AND PORTFOLIO MONITORING PROCESSES (continued)

Realized Losses (continued)

During the nine-month period ended September 30, 2007, the Company recorded realized losses totaling $35.7 million.  These losses resulted from the sale of securities with an aggregate fair value of $1.5 billion.  The average percentage of selling price to amortized cost was 97.3%.  The largest single trading loss during the nine-month period ended September 30, 2007, was $1.5 million.  $23.6 million of the realized losses were generated by individual losses of $0.5 million or less.

At September 30, 2007, the Company had the ability to hold all of its securities in an unrealized loss position until recovery given that it held sufficient available-for-sale securities in a net unrealized gain position to provide for the Company’s expected liquidity requirements.  Throughout the nine-month period ended September 30, 2007, the Company reconsidered its intent to hold certain securities in unrealized loss positions in response to unexpected and significant changes in facts and circumstances, such as issuer-specific credit events and greater than expected redemptions in the Company’s fixed index and fixed annuity product segments, which drove significantly higher than expected portfolio liquidity needs.  If management’s response to these unexpected and significant changes in facts and circumstances were limited to selling only securities that were in an unrealized gain position, the result would have been to create imbalances in the portfolio with respect to asset mix, interest rate risk, yield, duration, and credit quality.  The decision to sell a security that was in an unrealized loss position was the result of management’s reconsideration of current events and circumstances.  None of these sales contradicted the Company’s previous assertions regarding its intent to hold the securities with unrealized losses until they recovered in value.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
CONSOLIDATED STATEMENTS OF INCOME
(in thousands)
For the years ended December 31,

	2006	2005	2004

Revenues:
Premiums and annuity considerations	$59,192	$51,982	$58,820
Net investment income	1,206,081	1,112,529	1,134,257
Net derivative income (loss)	9,089	16,474	(98,419)
Net realized investment (losses) gains	(44,511)	16,925	96,074
Fee and other income	398,622	362,275	357,011

Total revenues	1,628,473	1,560,185	1,547,743

Benefits and expenses:
Interest credited	633,405	637,502	673,442
Interest expense	130,802	123,279	128,522
Policyowner benefits	156,970	187,013	141,377
Amortization of deferred acquisition costs ("DAC") and value of business acquired ("VOBA")	399,182	243,821	82,876
Other operating expenses	231,434	196,543	214,495

Total benefits and expenses	1,551,793	1,388,158	1,240,712

Income before income tax (benefit) expense, minority interest and cumulative effect of change in accounting principles	76,680	172,027	307,031

Income tax (benefit) expense:
Federal	(1,717)	40,091	71,352
State	105	(2)	(98)
Income tax (benefit) expense	(1,612)	40,089	71,254

Income before minority interest and cumulative
effect of change in accounting principles	78,292	131,938	235,777

Minority interest share of (loss) income	-	(1,214)	5,561

Income before cumulative effect of change in accounting principles	78,292	133,152	230,216

Cumulative effect of change in accounting principles, net of tax benefit of $4,814 in 2004	-	-	(8,940)

Net income	$78,292	$133,152	$221,276

The accompanying notes are an integral part of the consolidated financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
CONSOLIDATED BALANCE SHEETS
(in thousands except per share data)

ASSETS	December 31, 2006	December 31, 2005
Investments
Available-for-sale fixed maturities at fair value (amortized cost of $13,623,450 and $15,620,827 in 2006 and 2005, respectively)	$13,637,973	$15,677,148
Trading fixed maturities at fair value (amortized cost of $3,838,732 and $1,982,762 in 2006 and 2005, respectively)	3,856,053	1,984,848
Subordinated note from affiliate held-to-maturity (fair value of $630,751 and $645,755 in 2006 and 2005, respectively)	600,000	600,000
Mortgage loans	2,273,176	1,739,370
Derivative instruments – receivable	653,854	487,947
Limited partnerships	193,728	222,148
Real estate	186,891	170,510
Policy loans	709,626	701,769
Other invested assets	950,226	554,917
Cash and cash equivalents	578,080	347,654
Total investments and cash	23,639,607	22,486,311

Accrued investment income	291,218	261,507
Deferred policy acquisition costs	1,234,206	1,341,377
Value of business acquired	47,744	53,670
Deferred federal income taxes	3,597	4,360
Goodwill	701,451	701,451
Receivable for investments sold	33,241	79,860
Reinsurance receivable	1,817,999	1,860,680
Other assets	153,230	122,239
Separate account assets	21,060,255	19,095,391

Total assets	$48,982,548	$46,006,846

LIABILITIES

Contractholder deposit funds and other policy liabilities	$19,428,625	$18,668,578
Future contract and policy benefits	750,112	768,297
Payable for investments purchased	218,465	248,733
Accrued expenses and taxes	144,695	150,318
Debt payable to affiliates	1,325,000	1,125,000
Partnership capital securities	607,826	607,826
Reinsurance payable to affiliate	1,605,626	1,652,517
Derivative instruments – payable	160,504	197,765
Other liabilities	1,178,086	766,657
Separate account liabilities	21,060,255	19,095,391

Total liabilities	46,479,194	43,281,082

Commitments and contingencies – Note 19

STOCKHOLDER’S EQUITY

Common stock, $1,000 par value – 10,000 shares authorized; 6,437 shares issued and outstanding in 2006 and 2005	$6,437	$6,437
Additional paid-in capital	2,143,408	2,138,880
Accumulated other comprehensive income	14,030	19,260
Retained earnings	339,479	561,187

Total stockholder’s equity	2,503,354	2,725,764

Total liabilities and stockholder’s equity	$48,982,548	$46,006,846

The accompanying notes are an integral part of the consolidated financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)
For the years ended December 31,

	2006	2005	2004

Net income	$78,292	$133,152	$221,276

Other comprehensive loss:
Net change in unrealized holding (losses) gains on available-for sale securities, net of tax and policyholder amounts (1)	(46,229)	(79,814)	23,103
Minimum pension liability adjustment, net of tax (2)	326	(1,842)	-
Reclassification adjustments of realized investment losses (gains) into net income, net of tax (3)	40,673	(79,722)	(70,146)

Other comprehensive loss	(5,230)	(161,378)	(47,043)

Comprehensive income (loss)	$73,062	$(28,226)	$174,233
(1)	Net of tax (benefit) expense of $(25.5) million, $(43.0) million and $12.4 million for the years ended December 31, 2006, 2005 and 2004, respectively.
(2)	Net of tax (expense) benefit of $(0.2) million and $1.0 million for the years ended December 31, 2006 and 2005, respectively.
(3)	Net of tax benefit (expense) of $ 21.9 million, $(42.9) million and $(37.8) million for the years ended December 31, 2006, 2005 and 2004, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY
(in thousands)
For the years ended December 31,

			Accumulated
		Additional	Other		Total
	Common	Paid-In	Comprehensive	Retained	Stockholder’s
	Stock	Capital	Income	Earnings	Equity

Balance at December 31, 2003	$ 6,437	$ 2,071,888	$ 227,681	$ 563,335	$ 2,869,341

Net income	-	-	-	221,276	221,276
Additional paid-in-capital		60,000			60,000
Dividends				(156,576)	(156,576)
Other comprehensive loss	-	-	(47,043)	-	(47,043)

Balance at December 31, 2004	$ 6,437	$ 2,131,888	$ 180,638	$ 628,035	$ 2,946,998

Net income	-	-	-	133,152	133,152
Additional paid-in-capital	-	6,992	-	-	6,992
Dividends	-	-	-	(200,000)	(200,000)
Other comprehensive loss	-	-	(161,378)	-	(161,378)

Balance at December 31, 2005	$ 6,437	$ 2,138,880	$ 19,260	$ 561,187	$ 2,725,764

Net income	-	-	-	78,292	78,292
Additional paid-in-capital	-	4,528	-	-	4,528
Dividends	-	-	-	(300,000)	(300,000)
Other comprehensive loss	-	-	(5,230)	-	(5,230)

Balance at December 31, 2006	$ 6,437	$ 2,143,408	$ 14,030	$ 339,479	$ 2,503,354

The accompanying notes are an integral part of the consolidated financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
For the years ended December 31,

	2006	2005	2004

Cash Flows From Operating Activities:
Net income from operations	$78,292	$133,152	$221,276
Adjustments to reconcile net income to net cash provided
by (used in) operating activities:
Minority interest share (loss) income	-	(1,214)	5,561
Net amortization of premiums on investments	58,379	60,195	82,123
Amortization of DAC and VOBA	399,182	243,821	82,876
Depreciation and amortization	4,608	3,985	3,025
Non cash derivative activity	(17,315)	(93,478)	(18,690)
Net realized losses (gains) on investments	44,511	(16,925)	(96,074)
Net (gains) losses on trading investments	(15,235)	80,324	7,237
Net change in unrealized and undistributed (gains) in private equity limited partnerships	(29,120)	(48,244)	(58,981)
Interest credited to contractholder deposits	633,405	637,502	671,101
Deferred federal income taxes	4,180	22,047	72,648
Cumulative effect of change in accounting principles, net of tax	-	-	8,940
Changes in assets and liabilities:
DAC additions	(262,895)	(261,917)	(346,996)
Accrued investment income	(29,711)	17,916	5,545
Future contract and policy benefits	(6,619)	25,123	(42,530)
Other, net	96,793	155,865	211,882
Net (purchases) sales of trading fixed maturities	(1,866,153)	(651,921)	27,801
Net cash (used in) provided by operating activities	(907,698)	306,231	836,744

Cash Flows From Investing Activities:
Sales, maturities and repayments of:
Available-for-sale fixed maturities	5,872,190	5,685,008	10,472,377
Mortgage loans	248,264	117,438	205,740
Real estate	-	947	-
Net cash from disposition of subsidiary	-	17,040	39,687
Other invested assets	184,646	483,700	144,145
Purchases of:
Available-for-sale fixed maturities	(4,002,244)	(5,269,211)	(10,367,260)
Mortgage loans	(780,592)	(390,376)	(698,776)
Real estate	(20,619)	(6,648)	(86,743)
Other invested assets	(489,493)	(171,539)	(910,784)
Net changes in other investing activities	399,514	(239,910)	728,637
Net change in policy loans	(7,857)	(5,464)	(3,418)
Net change in short-term investments	-	(4,576)	705

Net cash provided by (used in) investing activities	$1,403,809	$216,409	$(475,690)

The accompanying notes are an integral part of the consolidated financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
For the years ended December 31,

	2006	2005	2004

Cash Flows From Financing Activities:
Additions to contractholder deposit funds	$3,520,138	$2,720,141	$2,552,431
Withdrawals from contractholder deposit funds	(3,690,351)	(3,404,468)	(2,867,815)
Net cash of Sun Capital Advisers LLC	-	-	(2,910)
Debt proceeds	200,000	100,000	-
Dividends paid to stockholder	(300,000)	(150,600)	(150,000)
Additional capital contributed	-	-	60,000
Other, net	4,528	6,992	42,004
Net cash used in financing activities	(265,685)	(727,935)	(366,290)

Net change in cash and cash equivalents	230,426	(205,295)	(5,236)

Cash and cash equivalents, beginning of year	347,654	552,949	558,185

Cash and cash equivalents, end of year	$578,080	$347,654	$552,949

Supplemental Cash Flow Information
Interest paid	$130,686	$122,474	$120,195

Supplemental Schedule of non-cash investing and financing activities

In 2005, the Company declared and paid $200.0 million in dividends to its direct parent, Sun Life of Canada (U.S.) Holdings Inc. (the "Parent"), consisting of $150.6 million in cash and $49.4 million in notes.  In 2004, the Company declared and paid cash dividends in the amount of $150.0 million and transferred via dividend its ownership of Sun Capital Advisers LLC. valued at $6.6 million to its indirect parent, Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc..

On April 19, 2005, the Company sold its interest in a consolidated variable interest entity ("VIE"). As a result of the sale, bonds decreased by $42.5 million, short-term investments decreased by $28.5 million, investment income due and accrued decreased by $0.3 million, other invested assets decreased by $3.2 million, other liabilities decreased by $26.1 million, deferred tax liability decreased by $3.9 million, and notes payable decreased by $33.5 million.

On December 31, 2004, the Company distributed through a dividend to the Parent its interest in Sun Capital Advisers LLC.  As a result of the dividend, other assets decreased by $5.2 million, other liabilities decreased by $0.9 million, and accrued expenses and taxes decreased by $0.6 million in a non-cash transaction.

On June 30, 2004, the Company sold its interest in another consolidated VIE. As a result of the sale, bonds decreased by $51.0 million, other liabilities decreased by $11.1 million, deferred tax liability decreased by $3.8 million, notes payable decreased by $7.0 million, and other invested assets decreased by $0.6 million.

The accompanying notes are an integral part of the consolidated financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Sun Life Assurance Company of Canada (U.S.) (the "Company") and its subsidiaries are primarily engaged in the sale of individual and group variable life insurance, individual universal life insurance, individual and group fixed and variable annuities, funding agreements, group life, group disability, and group stop loss insurance.  These products are distributed through individual insurance agents, financial planners, insurance brokers and broker-dealers to both the tax qualified and non-tax-qualified markets.  The Company is authorized to transact business in 49 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands.  In addition, the Company’s wholly-owned subsidiary, Sun Life Insurance and Annuity Company of New York ("SLNY"), is authorized to transact business in the State of New York.

The Company is a stock life insurance company incorporated under the laws of Delaware.  The Company is a direct wholly-owned subsidiary of the Parent.  The Company is an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. ("SLC - U.S. Ops Holdings") and is an indirect wholly-owned subsidiary of Sun Life Financial Inc. ("SLF"), a reporting company under the Securities Exchange Act of 1934.  SLF and its subsidiaries are collectively referred to herein as "Sun Life Financial."

As of December 31, 2004, SLC - U.S. Ops Holdings was a direct wholly-owned subsidiary of Sun Life Assurance Company of Canada ("SLOC").  SLOC is a life insurance company incorporated in 1865 and a direct wholly-owned subsidiary of SLF.  On January 4, 2005, a reorganization was completed under which most of SLOC’s asset management businesses in Canada and the United States were transferred to Sun Life Financial Corp., a newly incorporated wholly-owned direct subsidiary of SLF.  The Company is now an indirect subsidiary of Sun Life Financial Corp., and continues to be an indirect subsidiary of SLF.

On April 19, 2005, the Company sold its interest in a consolidated variable interest entity ("VIE") and recognized a gain of $6.1 million.  The Company received net cash proceeds of $17.0 million and reduced consolidated assets and liabilities by $74.5 million and $63.6 million, respectively. The Company’s net income for the year ended December 31, 2005 included a net loss of $0.8 million related to this VIE.

On December 31, 2004, Sun Capital Advisers LLC ("SCA"), a registered investment adviser, was distributed in the form of a dividend to the Parent and became a consolidated subsidiary of the SLC - U.S. Ops Holdings. As a result of this transaction, SCA is no longer the Company’s wholly-owned subsidiary. As of December 31, 2004, SCA’s total assets were $8.1 million.  SCA’s net income was $1.9 million for the year ended December 31, 2004.

On June 30, 2004, the Company sold its interest in another consolidated VIE and recognized a gain of $9.7 million.  The Company received net cash proceeds of $39.7 million and reduced consolidated assets and liabilities by $51.6 million and $21.9 million, respectively. The Company’s net income related to this VIE for the year ended December 31, 2004, excluding the gain on the sale, was $7.1 million.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for stock life insurance companies.

The consolidated financial statements include the accounts of the Company and its subsidiaries.  As of December 31, 2006, the Company directly or indirectly owned all of the outstanding shares or members interest of SLNY, which issues individual fixed and variable annuity contracts, group life, long-term disability and stop loss insurance, and individual life insurance in New York; Independence Life and Annuity Company, a life insurance company that sold variable and whole life insurance products; Clarendon Insurance Agency, Inc., a register broker-dealer; Sun Life of Canada (U.S.) SPE 97-I, Inc., organized for the purpose of engaging in activities incidental to securitizing mortgage loans; Sun Life of Canada (U.S.) Holdings General Partner LLC (the "General Partner"), the sole general partner of Sun Life of Canada (U.S.) Limited Partnership I; SLF Private Placement Investment Company I, LLC; Sun Parkaire Landing LLC; 7101 France Avenue Manager, LLC; Sun MetroNorth, LLC; and SLNY Private Placement Investment Company I, LLC.  During 2005, Sun Benefit Services Company, Inc., an inactive subsidiary, was dissolved.

The General Partner is the sole general partner in Sun Life of Canada (U.S.) Limited Partnership I (the "Partnership") and, as a result, the Partnership is consolidated with the results of the Company.  The Partnership was established to purchase subordinated debentures issued by the Parent and to issue partnership capital securities to an affiliated business trust, Sun Life of Canada (U.S.) Capital Trust I (the "Capital Trust").

On September 6, 2006 the Company entered into an agreement with Credit and Repackaged Securities Limited Series 2006-10 Trust (the "Trust"), whereby the Company is the sole beneficiary of the Trust.  As the sole beneficiary of the Trust, the Company is required to consolidate the Trust under the requirements of Financial Accounting Standards Board ("FASB") Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51."  Accordingly, the assets and liabilities of the Trust are included in the Company’s consolidated financial statements.  As of December 31, 2006, the Company recorded in its consolidated balance sheets $55.3 million of trading fixed maturities, $1.2 million of accrued investment income and $56.8 million of liabilities.

In addition, the Company had consolidated a certain interest in a VIE.  The consolidation of the VIE required the Company to report its minority interest relating to the equity ownership not controlled by the Company.  The Company’s interest in the VIE was sold on April 19, 2005.

The Company has a greater than or equal to 20% involvement in five VIEs at December 31, 2006.  The Company is a creditor in three trusts and two limited liability companies that were used to finance commercial mortgages, franchise receivables and equipment used in utility generation.  The Company’s maximum exposure to loss related to all of these VIEs is the investments’ carrying value, which was $30.1 million and $40.2 million at December 31, 2006 and 2005, respectively.  The notes relating to the VIE’s mature between July 2007 and October 2024.  See Note 4 for additional information with respect to leveraged leases which is not included above.

All intercompany transactions have been eliminated in consolidation.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates. The most significant estimates are those used in determining the fair value of financial instruments, goodwill, DAC, VOBA, the liabilities for future contract and policyholder benefits and other-than-temporary impairments of investments.  Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including cash equivalents, fixed maturity investments, mortgage loans, equity securities, derivative financial instruments, debt, loan commitments and financial guarantees.  These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation.  The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents primarily include cash, commercial paper, money market investments and short-term bank participations.  All such investments have maturities of three months or less when purchased and are considered cash equivalents for purposes of reporting cash flows.

INVESTMENTS

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities."  At the time of purchase, fixed maturity securities are classified based on the Company’s intent as either held-to-maturity, trading or available-for-sale. In order for the security to be classified as held-to-maturity, the Company must have positive intent and ability to hold the securities to maturity. Securities held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts.  Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading.  Trading securities are carried at aggregate fair value with changes in unrealized gains or losses reported as a component of net investment income.  Securities that do not meet the held-to-maturity or trading criterion are classified as available-for-sale.  Included with available-for-sale fixed maturities are mortgage-backed securities in the To Be Announced form ("TBA").  The Company records TBA purchases on the trade date and the corresponding payable is recorded as an outstanding liability in the payable for investments purchased until the settlement date of the transaction.  Available-for-sale securities are carried at fair value with the unrealized gains or losses reported in other comprehensive income.

Fair values for publicly traded securities are obtained from external market quotations. For privately-placed fixed maturities, fair values are estimated by taking into account prices for publicly-traded securities of similar credit risk, maturities repayment and liquidity characteristics. All security transactions are recorded on a trade date basis.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS (CONTINUED)

The Company's accounting policy for impairment requires recognition of an other-than-temporary impairment write-down on a security if it is determined that the Company will be unable to recover all amounts due under the contractual obligation of the security. Once an impairment charge has been recorded, the Company continues to review the other-than-temporarily impaired security for additional impairment, if necessary.  Other-than-temporary impairments are reported as a component of net realized investment gains (losses).

Mortgage loans are stated at unpaid principal balances, net of provisions for estimated losses.  Mortgage loans acquired at a premium or discount are carried at amortized values net of provisions for estimated losses.  Mortgage loans, which include primarily commercial first mortgages, are diversified by property type and geographic area throughout the United States.  Mortgage loans are collateralized by the related properties and generally are no more than 75% of the property’s value at the time that the original loan is made.

A loan is recognized as impaired when it is probable that the principal or interest is not collectible in accordance with the contractual terms of the loan.  Measurement of impairment is based on the lower of the present value of expected future cash flows discounted at the loan's effective interest rate, or on the loan's observable market price.  A specific valuation allowance is established if the fair value of the impaired loan is less than the recorded amount.  Loans are also charged against the allowance when determined to be uncollectible.  The allowance is based on a continuing review of the loan portfolio, past loss experience and current economic conditions, which may affect the borrower's ability to pay.  While management believes that it uses the best information available to establish the allowance, future adjustments to the allowance may become necessary if economic conditions differ from the assumptions used in making the evaluation.

Real estate investments are held for the production of income or are held-for-sale.  Real estate investments held for the production of income are carried at the lower of cost adjusted for accumulated depreciation or fair value.  Depreciation of buildings and improvements is calculated using the straight-line method over the estimated useful life of the property, generally 40 to 50 years.  Real estate investments held-for-sale are primarily acquired through foreclosure of mortgage loans.  The cost of real estate that has been acquired through foreclosure is the estimated fair value less estimated costs to dispose at the time of foreclosure.  Real estate investments are diversified by property type and geographic area throughout the United States.

Policy loans are carried at the amount of outstanding principal balance.  Policy loans are collateralized by the related insurance policy and do not exceed the net cash surrender value of such policy.

Investments in private equity limited partnerships are accounted for by the equity method of accounting.

The Company uses derivative financial instruments including swaps, options and futures as a means of hedging exposure to interest rate, currency and equity price risk.  Derivatives are carried at fair value and changes in fair value are recorded as a component of derivative income.

Realized gains and losses on the sales of investments are recognized in operations at the date of sale and are determined using the average cost method.  When an impairment of a specific available-for-sale investment is determined to be other-than-temporary, a realized investment loss is recorded.  Changes in the provision for estimated losses on mortgage loans and real estate are included in net realized investment gains and losses.

Interest income is recorded on the accrual basis. Investments are placed in a non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of principal and interest is doubtful.  When an investment is placed in non-accrual status, all interest previously accrued is reversed against current period interest income.  Interest accruals are resumed on such investments only when the investments have performed on a sustained basis for a reasonable period of time and when, in the judgment of management, the investments are estimated to be fully collectible as to both principal and interest.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting and other costs, which vary with and are primarily related to the production of new business.  Acquisition costs related to investment-type contracts, primarily deferred annuity and guaranteed investment contracts ("GICs"), and universal and variable life products are deferred and amortized with interest in proportion to the present value of estimated gross profits to be realized over the estimated lives of the contracts. Estimated gross profits are composed of net investment income, net realized investment gains and losses, life and variable annuity fees, surrender charges, interest credited, policyholder benefits and direct variable administrative expenses.  This amortization is reviewed regularly and adjusted, as appropriate, retrospectively when the Company records actual profits and revises its estimate of future gross profits to be realized from this group of products, including realized gains and losses from investments.

Although realization of DAC is not assured, the Company believes it is more likely than not that all of these costs will be realized.  The amount of DAC considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced.

DAC is also adjusted for amounts relating to unrealized investment gains and losses.  This adjustment, net of tax, is included with unrealized investment gains or losses that are recorded in accumulated other comprehensive income (loss). DAC was increased (decreased) by $6.9 million and $(12.8) million at December 31, 2006 and 2005, respectively, to reflect unrealized losses and (gains).

VALUE OF BUSINESS ACQUIRED

VOBA represents the actuarially-determined present value of projected future gross profits from policies in force at the date of their acquisition.  This amount is amortized in proportion to the projected emergence of profits over the estimated life of the purchased block of business.

VOBA is also adjusted for amounts relating to unrealized investment gains and losses.  This adjustment, net of tax, is included with unrealized investment gains or losses that are recorded in accumulated other comprehensive income (loss).  VOBA was increased (decreased) by $0.5 million and $(1.2) million at December 31, 2006 and 2005, respectively, to account for unrealized investment losses and (gains).

GOODWILL

Goodwill represents the difference between the purchase price paid and the fair value of the net assets acquired in connection with the acquisition of Keyport Life Insurance Company ("Keyport") on November 1, 2001.  In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is tested for impairment on an annual basis.  The Company completed the required impairment tests of goodwill and indefinite-lived intangible assets during the second quarter of 2006 and concluded that these assets were not impaired.

OTHER ASSETS

Property, equipment, leasehold improvements and capitalized software costs that are included in other assets are stated at cost, less accumulated depreciation and amortization.  Depreciation and amortization are calculated using the straight-line or accelerated method over the estimated useful lives of the related assets, which generally range from 3 to 10 years.

Amortization of leasehold improvements is calculated using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements.  Intangible assets are also included in other assets.

Intangible assets acquired primarily consist of state insurance licenses that are not subject to amortization and of intangible assets related to product rights that have a weighted-average useful life of 7 years.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

POLICY LIABILITIES AND ACCRUALS

Future contract and policy benefit liabilities include amounts reserved for future policy benefits payable upon contingent events as well as liabilities for unpaid claims due as of the statement date.  Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force.

Policy reserves for annuity contracts include liabilities held for group pension and payout annuity payments and liabilities held for product guarantees on variable annuity products, such as guaranteed minimum death benefits.  Reserves for pension and payout annuity contracts are calculated using the best-estimate interest and decrement assumptions that were set at the time that loss recognition testing resulted in additional reserves.  Loss recognition testing is done periodically to make sure that these assumptions remain adequate.   Reserves for guaranteed minimum death benefits and guaranteed minimum income benefits are calculated according to the methodology of AICPA Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"), whereby the expected benefits provided by the guarantees are spread over the duration of the contract in proportion to the benefit assessments.

Policy reserves for universal life contracts are held for benefit coverages that are not fully provided for in the policy account value.  These include rider coverages, conversions from group policies, and benefits provided under market conduct settlements.

Policy reserves for group life and health contracts are calculated using standard actuarial methods recognized by the American Academy of Actuaries. For the tabular reserves, discount rates are based on the Company’s earned investment yield and the morbidity and mortality tables used are standard industry tables modified to reflect the Company’s actual experience when appropriate.  In particular, for the Company’s group known claim reserves, the mortality and morbidity tables for the early durations of claims are based exclusively on the Company’s experience, incorporating factors such as age at disability, sex and elimination period.  These reserves are computed at amounts that, with interest compounded annually at assumed rates, are expected to meet the Company’s future obligations.

Liabilities for unpaid claims consist of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported.  The amount reported is based upon historical experience, adjusted for trends and current circumstances.  Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses.  Revisions of these estimates are included in operations in the year such refinements are made.

Contractholder deposit funds consist of policy values that accrue to the holders of universal life-type contracts and investment-related products such as deferred annuities, single premium whole life policies ("SPWL") and GICs.  The liabilities consist of deposits received plus interest credited, less accumulated policyholder charges, assessments, partial withdrawals and surrenders.  The liabilities are not reduced by surrender charges.

REVENUE AND EXPENSES

Premiums for traditional individual life products are considered earned revenue when due. Premiums related to group life, group stop loss and group disability insurance are recognized as earned revenue pro-rata over the contract period. The unexpired portion of these premiums is recorded as unearned premiums. Revenue from universal life-type products and investment-related products includes charges for the cost of insurance (mortality), initiation and administration of the policy and surrender charges. Revenue is recognized when the charges are assessed except that any portion of an assessment that relates to services to be provided in future years is deferred and recognized over the period during which the services are provided.

Benefits and expenses related to traditional life, annuity and disability contracts, including group policies, are recognized when incurred in a manner designed to match them with related premium revenue and to spread income recognition over the expected life of the policy.  For universal life-type and investment-type contracts, expenses include interest credited to policyholders’ accounts and death benefits in excess of account values, which are recognized as incurred.

Fees from investment advisory services are recognized as revenues when the services are provided.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

For the years ended December 31, 2006, 2005 and 2004, the Company participated in a consolidated federal income tax return with SLC - US Ops Holdings and other affiliates.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by SFAS No. 109, "Accounting for Income Taxes."  These differences primarily relate from policy reserves, policy acquisition expenses and unrealized gains or losses on investments.

SEPARATE ACCOUNTS

The Company has established separate accounts applicable to various classes of contracts providing for variable benefits.  Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities.  Contracts for which funds are invested in separate accounts include variable life insurance and individual and group qualified and non-qualified variable annuity contracts.  Investment income and changes in mutual fund asset values are allocated to policyholders and therefore do not affect the operating results of the Company.  Assets held in the separate accounts are carried at fair value and the investment risk of such securities is retained by the contractholder.  The Company earns separate account fees for providing administrative services and bearing the mortality risks related to these contracts.  The activity of the separate accounts is not reflected in the consolidated financial statements except for:  (1) the fees the Company receives, which are assessed periodically and recognized as revenue when assessed; and (2) the activity related to the guaranteed minimum death benefit ("GMDB"), guaranteed minimum income benefit (‘GMIB’), guaranteed minimum accumulation benefit ("GMAB") and guaranteed minimum withdrawal benefit (‘GMWB’) which is reflected in the Company’s consolidated financial statements and accompanying notes.

ACCOUNTING PRONOUNCEMENTS

New and Adopted Accounting Pronouncements

On September 29, 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," which amends SFAS No. 87 and SFAS No. 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS No. 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS No. 87 and SFAS No. 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost.  The measurement date is required to be the company's fiscal year end. SFAS No. 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008.  See Note 9 with respect to the effects of adoption of SFAS No. 158 on the Company.

In September 2006, the Securities and Exchange Commission ("SEC") Staff issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"), which addresses how the effects of prior year uncorrected financial statement misstatements should be considered in current year financial statements. SAB No. 108 requires registrants to quantify misstatements using both balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relative quantitative and qualitative factors. The requirements of SAB No. 108 are effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The Company’s adoption of SAB No. 108 during the year ended December 31, 2006 had no impact on the Company’s consolidated financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING PRONOUNCEMENTS (CONTINUED)

New and Adopted Accounting Pronouncements (continued)

In November of 2005, the FASB issued FASB Staff Position ("FSP") 115-1 and 124-1 "The Meaning of Other-Than-Temporary Impairments and its Application to Certain Investments."  This FSP is effective for reporting periods beginning after December 15, 2005.  The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of the impairment loss.  The statement also includes accounting guidance for periods subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments.  Adoption of this FSP did not impact the methodology used by the Company to determine and measure impaired investments.  See disclosure in Note 4.

In May of 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154").  This statement is effective for fiscal years beginning after December 15, 2005. SFAS No. 154 changes the requirements for the accounting and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle.  The statement eliminates the requirement in APB 20 to include the cumulative effect of a change in accounting in the income statement in the period of change and requires retrospective applications to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the specific period effects or the cumulative effect of the change.  SFAS No. 154 applies to changes required by new accounting pronouncements only when the pronouncement does not include specific transition guidance.  The adoption of SFAS No. 154 did not have a material impact on the Company’s consolidated financial statements.

On January 1, 2004, the Company adopted SOP 03-1.  The major provisions of SOP 03-1 that affect the Company require:

o	Establishment of reserves primarily related to death benefit and income benefit guarantees provided under variable annuity contracts;
o	Deferral of sales inducements that meet certain criteria, and amortization using the same method used for DAC; and
o	Reporting and measuring the Company’s interest in its separate accounts as investments.

See Footnote 12 for additional information regarding the impact of adoption of SOP 03-1.

Accounting Standards Not Yet Adopted

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reporting earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and all interim periods within those fiscal years.  Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157, "Fair Value Measurements."  The Company is currently evaluating the impact, if any, that SFAS No. 159 may have on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and all interim periods within those fiscal years. Earlier application is permitted provided that the reporting entity has not yet issued interim or annual financial statements for that fiscal year. The Company is currently evaluating the impact, if any, that SFAS No. 157 may have on the Company’s consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48").

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING PRONOUNCEMENTS (CONTINUED)

Accounting Standards Not Yet Adopted (continued)

FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the impact, if any, of FIN 48 on its consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets" ("SFAS No. 156"), an amendment to SFAS No. 140.  SFAS No. 156 requires all separately recognized servicing assets and liabilities to be initially measured at fair value and permits entities to choose to either subsequently measure servicing rights at fair value and report changes in fair value in earnings, or amortize servicing rights in proportion to, and over the estimated net servicing income or loss and assess the rights for impairment or the need for an increased obligation.  The option to subsequently measure servicing rights at fair value will allow entities which utilize derivative instruments to hedge their servicing rights to account for such hedging relationships at fair value and avoid the complications of hedge accounting under SFAS No. 133.  SFAS No. 156 is effective for fiscal years beginning after September 15, 2006.  Earlier application is permitted provided that the reporting entity has not yet issued interim or annual financial statements for that fiscal year. The adoption of this statement will not have a material impact on the Company’s financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Instruments" ("SFAS No. 155"), an amendment to SFAS No. 133 and SFAS No. 140. Among other things, SFAS No. 155: (i) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; (ii) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; (iii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (iv) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (v) amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year beginning after September 15, 2006. At initial application of SFAS No. 155, the fair value election provided for in paragraph 4(c) may be applied for hybrid financial instruments that were bifurcated under paragraph 12 of SFAS No. 133 prior to the initial application of SFAS No. 155.

In January 2007, the FASB provided a scope exception under SFAS No. 155 for securitized interests that only contain an embedded derivative that is tied to the prepayment risk of the underlying prepayable financial assets, and for which the investor does not control the right to accelerate the settlement.  If a securitized interest contains any other embedded derivative (for example, an inverse floater), then it would be subject to the bifurcation tests in SFAS No. 133, as would securities purchased at a significant premium. Following the issuance of the scope exception by the FASB, changes in the market value of the Company’s investment securities would continue to be made through other comprehensive income, a component of stockholders’ equity. The Company does not expect that the January 1, 2007 adoption of SFAS No. 155 will have a material impact on the Company’s financial position, results of operations or cash flows. However, to the extent that certain of the Company’s future investments in securitized financial assets do not meet the scope exception adopted by the FASB, the Company’s future results of operations may exhibit volatility if such investments are required to be bifurcated or marked to market value in their entirety through the income statement, depending on the election made by the Company.

In September of 2005, the American Institute of Certified Public Accountants (the "AICPA") issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1").  SOP 05-1 provides guidance on accounting by insurance companies for DAC on internal replacements other than those specifically described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments."  SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.  The adoption of SOP 05-1 is not expected to have a material impact on the Company’s financial position or results of operations.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

2. MERGERS, ACQUISITIONS AND DISPOSITIONS

On September 6, 2006, the Company entered into an agreement with the Trust, whereby the Company is the sole beneficiary of the Trust.  As of December 31, 2006, total assets of the Trust were $56.6 million. As the sole beneficiary of the Trust, the Company is required to consolidate this Trust under the requirements of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51."  Accordingly, the assets and liabilities of the Trust are included in the Company’s consolidated financial statements.  As of December 31, 2006, the Company recorded in its consolidated balance sheets $55.3 million of trading fixed maturities, $1.2 million of accrued investment income and $56.8 million of liabilities.

On April 19, 2005, the Company sold its interest in a consolidated VIE and recognized a gain of $6.1 million.  The Company received net cash proceeds of $17.0 million and reduced consolidated assets and liabilities by $74.5 million and $63.6 million, respectively. The Company’s net income for the year ended December 31, 2005 includes a net loss of $0.8 million related to this VIE.

On December 31, 2004, SCA, a registered investment adviser and a wholly-owned subsidiary of the Company, was distributed in the form of a dividend to the Parent and became a consolidated subsidiary of SLC - U.S. Ops Holdings. As a result of this transaction, SCA is no longer the Company’s wholly-owned subsidiary. As of December 31, 2004, SCA’s net assets were $8.1 million.  SCA’s net income for the year ended December 31, 2004 was $1.9 million.

On June 30, 2004, the Company sold its interest in another consolidated VIE and recognized a gain of $9.7 million.  The Company received net cash proceeds of $39.7 and reduced consolidated assets and liabilities by $51.6 million and $21.9 million, respectively. The Company’s net income for the year ended December 31, 2004 includes net income of $7.1 million related to this VIE.

3. SIGNIFICANT TRANSACTIONS WITH AFFILIATES

Below is a summary of affiliated transactions for those affiliates that are not consolidated within the Company.

The Company and its subsidiaries have administrative services agreements with SLOC which provides that SLOC will furnish, as requested, certain services and facilities on a cost-reimbursement basis. Expenses under these agreements amounted to approximately $9.4 million, $11.3 million and $24.4 million for the years ended December 31, 2006, 2005 and 2004, respectively.

In accordance with an administrative service agreement between the Company and SLOC, the Company provides personnel and certain services to SLOC, as requested.  Reimbursements under this agreement, which are recorded as a reduction of other operating expenses, were approximately $212.4 million, $170.4 million and $136.8 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company has an administrative service agreement with Sun Life Information Services Canada, Inc. ("SLISC") under which SLISC provides administrative and support services to the Company in connection with the Company’s insurance and annuity business.  Expenses under this agreement amounted to approximately $10.7 million and $5.8 million for the years ended December 31, 2006 and 2005, respectively.  There were no expenses incurred for the year ended December 31, 2004.

The Company has a service agreement with Sun Life Information Services Ireland Limited ("SLISIL") under which SLISIL provides various insurance related and information systems services to the Company.  Expenses under this agreement amounted to approximately $19.6 million, $13.9 million and $10.4 million for the years ended December 31, 2006, 2005 and 2004, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

3. SIGNIFICANT TRANSACTIONS WITH AFFILIATES (CONTINUED)

The Company has an administrative services agreement with SLC - U.S. Ops Holdings under which the Company provides administrative and investor services with respect to certain open-end management investment companies for which an affiliate, Massachusetts Financial Services Company ("MFS"), serves as the investment adviser, and which are offered to certain of the Company’s separate accounts established in connection with the variable annuity contracts issued by the Company.  Amounts received under this agreement amounted to approximately $22.6 million, $23.4 million and $22.8 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company leases office space to SLOC under lease agreements with terms expiring in December 31, 2009 and options to extend the terms for each of twelve successive five-year terms at fair market value of the fixed rent for the term which is then ending.  Rent received by the Company under the leases amounted to approximately $10.6 million, $10.6 million, and $11.8 million in 2006, 2005 and 2004, respectively.  Rental income is reported as a component of net investment income.

As more fully described in Note 8, the Company has been involved in several reinsurance transactions with SLOC.

In 2006, the Company declared and paid $300.0 million in cash dividends to the Parent.  In 2005, the Company declared and paid $200.0 million in dividends to the Parent, consisting of $150.6 million in cash and $49.4 million in notes.  In 2004, the Company declared and paid cash dividends in the amount of $150.0 million and transferred via dividend its ownership of SCA valued at $6.6 million to its indirect parent, SLC - U.S. Ops Holdings.

On December 31, 2004, the Company received a $60.0 million capital contribution from its indirect parent, SLC - U.S. Ops Holdings.

In 2004, the employees of the Company became participants in a restricted share unit ("RSU") plan with its indirect parent, SLF.  Under the RSU plan, participants are granted units that are equivalent to one common share of SLF stock and have a fair market value of a common share of SLF stock on the date of grant.  RSUs earn dividend equivalents in the form of additional RSUs at the same rate as the dividends on common shares of SLF stock.  The redemption value, upon vesting, is the fair market value of an equal number of common shares of SLF stock.  The Company incurred expenses of $7.3 million, $7.0 million and $4.1 million relating to RSUs for the years ended December 31, 2006, 2005 and 2004, respectively.

In 2006, the Company recorded a tax benefit of $4.5 million through paid-in-capital for SLF stock options issued to employees of the Company for the year ended December 31, 2006.  In 2005, the Company recorded a tax benefit of $7.0 million through paid-in-capital for stock options issued to employees of the Company during 2001 through 2005.  The $7.0 million tax benefit is comprised of a $2.5 million tax benefit on expenses accrued at its indirect parent, SLF, and a $4.5 million adjustment to record the excess tax benefit over the recorded book expense for stock options exercised.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

3. SIGNIFICANT TRANSACTIONS WITH AFFILIATES (CONTINUED)

At December 31, 2006, the Company had $460.0 million in promissory notes maturing June 30, 2012 issued to an affiliate, Sun Life (Hungary) Group Financing Limited Liability Company ("Sun Life (Hungary) LLC").  The Company pays interest semi-annually to Sun Life (Hungary) LLC. The Company expensed $26.5 million for interest on these promissory notes for each of the years ended December 31, 2006, 2005 and 2004, respectively.  The proceeds of the notes were used to purchase fixed-rate government and corporate bonds.

At December 31, 2006 and 2005, the Company had $565.0 million of surplus notes issued to Sun Life Financial (U.S.) Finance, Inc., an affiliate of the Company.  The Company expensed $42.6 million for interest on these surplus notes for each of the years ended December 31, 2006, 2005 and 2004, respectively.

At December 31, 2006 and 2005, the Company, through the Partnership, had $600 million of 8.526% partnership capital securities issued to the Capital Trust.  The Company expensed $51.2 million for interest on these partnership capital securities for each of the years ended December 31, 2006, 2005 and 2004, respectively.

At December 31, 2006 and 2005, the Company, through the Partnership, owned $600 million of 8.526% subordinated notes issued by the Parent.  Interest earned on these notes was $51.2 million for each of the years ended December 31, 2006, 2005 and 2004, respectively.

The Company purchased a total of $140.0 million in promissory notes from MFS in 2004 and 2003.  Interest earned for the years ended December 31, 2005 and 2004 was $4.2 million and $4.0 million, respectively.  As of December 31, 2005, the Company sold and transferred these notes to affiliates.  On December 31, 2005, the Company sold notes with a par value of $90.0 million to an affiliate, Sun Life (Hungary) LLC, and recognized a loss of $3.3 million.  On September 23, 2005, the Company transferred notes with a par value of $50.0 million to the Parent as a dividend.  The Company recognized a loss of $0.6 million on the transfer of these notes to the Parent.

During the years ended December 31, 2006, 2005 and 2004, the Company paid $24.3 million, $23.2 million and $35.0 million, respectively, in commission fees to an affiliate, Sun Life Financial Distributors, Inc., ("SLFD").  The Company also has an agreement with SLFD and the Parent whereby the Parent provides expense reimbursements to the Company for administrative services provided by the Company to SLFD.  The Company received reimbursement of $3.2 million for the year ended December 31, 2006 related to this agreement.  In addition, the Company received fee income for administrative services provided to SLFD of $7.1 million and $5.9 million for the years ended December 31, 2005 and 2004, respectively.

During the years ended December 31, 2006, 2005 and 2004, the Company paid $20.1 million, $25.1 million and $45.1 million, respectively, in commission fees to Independent Financial Marketing Group, Inc., an affiliate.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

3. SIGNIFICANT TRANSACTIONS WITH AFFILIATES (CONTINUED)

The Company has an administrative services agreement with SCA under which the Company provides administrative services with respect to certain open-end management investment companies for which SCA serves as the investment adviser, and which are offered to certain of the Company’s separate accounts established in connection with the variable contracts issued by the Company.  Amounts received under this agreement amounted to approximately $1.5 million and $2.4 million for the year ended December 31, 2006 and 2005.  SCA was a consolidated entity of the Company through December 31, 2004.

The Company paid $14.9 million and $16.4 million for the years ended December 31, 2006 and 2005 in investment management services fees to SCA, an affiliate and registered investment adviser.

On September 12, 2006, the Company entered into a Terms Agreement (the "2006-B Terms Agreement") with its affiliates Sun Life Financial Global Funding III, L.P. (the "Issuer III"), Sun Life Financial Global Funding III, U.L.C. (the "ULC III") and Sun Life Financial Global Funding III, L.L.C. (the "LLC III"), and with Citigroup Global Markets, Inc., Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets Corporation and Wachovia Capital Markets (each, an "Initial Purchaser" and collectively, the "2006-B Initial Purchasers"), in connection with the offer and sale by the Issuer III of $750 million of Series 2006-1 Floating Rate Notes due 2013 ("2006-B Notes").  On September 21, 2006, the Company entered into another Terms Agreement (together with the original 2006-B Terms Agreement, the "2006-B Terms Agreements") with the same parties as the original 2006-B Terms Agreement in connection with the offer and sale by the Issuer III of a second tranche of $150 million of 2006-B Notes.  The payment obligations of the Issuer III for the full $900 million of 2006-B Notes are unconditionally guaranteed by the LLC III pursuant to a guarantee (the "2006-B Secured Guarantee") dated as of September 19, 2006, and the obligations of the LLC III under the 2006-B Secured Guarantee are secured by two floating rate funding agreements issued by the Company to the LLC III, one for $750 million issued on September 19, 2006 and another for $150 million issued on September 29, 2006.  Total interest credited for the funding agreements was $14.9 million for the year ended December 31, 2006.

The 2006-B Terms Agreements incorporate by reference the provisions of a Purchase Agreement dated as of September 5, 2006 by and among the Issuer III, the ULC III, the LLC III, the Company and all of the 2006-B Initial Purchasers. Pursuant to these incorporated provisions, the Company has agreed, among other things, to indemnify each 2006 Initial Purchaser against certain securities law liabilities related to the offering of the 2006-B Notes.

In addition, the Company issued a $100 million floating rate demand note payable to the LLC III on September 19, 2006.  The Company expensed $1.7 million for interest on this demand note for the year ended December 31, 2006.

The Company has entered into an interest rate swap agreement with the LLC III with an aggregate notional amount of $900 million that effectively converts the floating rate payment obligations under the funding agreements to fixed rate obligations.

On May 17, 2006, the Company entered into a Terms Agreement (the "2006-A Terms Agreement") with its affiliates Sun Life Financial Global Funding II, L.P. (the "Issuer II"), Sun Life Financial Global Funding II, U.L.C. (the "ULC II") and Sun Life Financial Global Funding II, L.L.C. (the "LLC II"), and with Citigroup Global Markets, Inc. ("Citigroup"), Morgan Stanley & Co. Incorporated ("Morgan Stanley"), Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets Corporation (collectively, with Citigroup and Morgan Stanley, the "2006-A Initial Purchasers"), in connection with the offer and sale by the Issuer II of $900 million of Series 2006-1 Floating Rate Notes due 2011 (the "2006-A Notes").  The payment obligations of the Issuer II are unconditionally guaranteed by the LLC II pursuant to a guarantee (the "2006-A Secured Guarantee"), and the obligations of the LLC II under the 2006-A Secured Guarantee are secured by a $900 million floating rate funding agreement issued by the Company to the LLC II.  The 2006-A Terms Agreement incorporates by reference the provisions of a Purchase Agreement dated as of May 15, 2006 by and among the Issuer II, the ULC II, the LLC II, the Company and the 2006-A Initial Purchasers.  Pursuant to these incorporated provisions, the Company has agreed, among other things, to indemnify each 2006 Initial Purchaser against certain securities law liabilities related to the offering of the 2006-A Notes.  Total interest credited for the funding agreement was $30.7 million for the year ended December 31, 2006.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

3. SIGNIFICANT TRANSACTIONS WITH AFFILIATES (CONTINUED)

On May 24, 2006, the Company also issued a $100 million floating rate demand note payable to the LLC II.  The Company expensed $3.4 million for interest on this demand note for the year ended December 31, 2006.

The Company has entered into an interest rate swap agreement with the LLC II with an aggregate notional amount of $900 million that effectively converts the floating rate payment obligations under the funding agreement to fixed rate obligations.  The net interest payable under this swap agreement was $0.2 million at December 31, 2006.

On June 3, 2005, the Company entered into a Terms Agreement (the "2005 Terms Agreement") with its affiliates, Sun Life Financial Global Funding, L.P. (the "Issuer"), Sun Life Financial Global Funding, U.L.C. (the "ULC") and Sun Life Financial Global Funding, L.L.C. (the "LLC"), and with Citigroup, Morgan Stanley, Banc of America Securities LLC, Credit Suisse First Boston LLC, J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets Corporation (collectively, the "2005 Initial Purchasers"), in connection with the offer and sale by the Issuer of $600 million of Series 2005-1 Floating Rate Notes due 2010 (the "First Tranche Notes").

On June 29, 2005, the Company entered into a Second Terms Agreement (the "Second 2005 Terms Agreement") with the Issuer, the ULC and the LLC, and with Citigroup and Morgan Stanley,  in connection with the offer and sale by the Issuer of $300 million of Series 2005-1 Floating Rate Notes due 2010 (the "Second Tranche Notes").

The payment obligations of the Issuer under the First Tranche Notes and the Second Tranche Notes are unconditionally guaranteed by the LLC pursuant to a guarantee (the "2005 Secured Guarantee") dated as of June 10, 2005, and the obligations of the LLC under the 2005 Secured Guarantee are secured by two floating rate funding agreements issued by the Company to the LLC, one for $600 million issued on June 10, 2005 and one for $300 million issued on July 5, 2005. The Company issued a total of $900 million funding agreements to the LLC in connection with the First Tranche Notes and Second Tranche Notes.  The Terms Agreement and the Second Terms Agreement incorporate by reference the provisions of a Purchase Agreement dated as of November 11, 2004 by and among the Issuer, the ULC, the LLC, the Company, and the 2005 Initial Purchasers. Pursuant to these incorporated provisions, the Company has agreed, among other things, to indemnify each 2005 Initial Purchaser against certain securities law liabilities related to the offering of the First Tranche Notes and the Second Tranche Notes.

Total interest credited for the funding agreements associated with the First Tranche Notes and Second Tranche Notes was $49.5 million and $20.7 million for the years ended December 31, 2006 and 2005, respectively.

On June 10, 2005, the Company issued a $100 million floating rate demand note payable to the LLC.   The Company expensed $5.5 million and $2.3 million for interest on the demand note for the years ended December 31, 2006 and 2005, respectively.

The Company has entered into two interest rate swap agreements with the LLC with an aggregate notional amount of $900 million that effectively convert the floating rate payment obligations under the funding agreements to fixed rate obligations.  The net interest (payable) receivable under these swap agreements was $(0.5) million and $0.1 million at December 31, 2006 and 2005, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

3. SIGNIFICANT TRANSACTIONS WITH AFFILIATES (CONTINUED)

Management believes inter-company revenues and expenses are calculated on a reasonable basis; however, these amounts may not necessarily be indicative of the costs that would be incurred if the Company operated on a stand-alone basis.

The following table lists the details of notes due to affiliates at December 31, 2006 (in 000’s):

Payees	Type	Rate	Maturity	Principal	Interest Expense

Sun Life Financial (U.S.) Finance, Inc.	Surplus	8.625%	11/06/2027	$ 250,000	$ 21,563
Sun Life Financial (U.S.) Finance, Inc.	Surplus	6.150%	12/15/2027	150,000	9,225
Sun Life Financial (U.S.) Finance, Inc.	Surplus	7.250%	12/15/2015	150,000	10,875
Sun Life Financial (U.S.) Finance, Inc.	Surplus	6.125%	12/15/2015	7,500	459
Sun Life Financial (U.S.) Finance, Inc.	Surplus	6.150%	12/15/2027	7,500	461
Sun Life (Hungary) LLC	Promissory	5.760%	06/30/2012	380,000	21,888
Sun Life (Hungary) LLC	Promissory	5.710%	06/30/2012	80,000	4,568
Sun Life Financial Global Funding I, L.L.C.	Demand	Libor plus 0.35%	07/6/2010	100,000	5,518
Sun Life Financial Global Funding II, L.L.C.	Demand	Libor plus 0.26%	07/6/2011	100,000	3,428
Sun Life Financial Global Funding III, L.L.C.	Demand	Libor plus 0.35%	10/6/2013	100,000	1,660
				$ 1,325,000	$ 79,645

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

4. INVESTMENTS

Fixed Maturities
The amortized cost and fair value of fixed maturities at December 31, 2006, was as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-sale fixed maturities:
Asset Backed and Mortgage Backed Securities	$ 4,415,712	$ 38,390	$ (58,980)	$ 4,395,122
Foreign Government & Agency Securities	79,319	3,512	(283)	82,548
States & Political Subdivisions	495	32	-	527
U.S. Treasury & Agency Securities	307,580	2,637	(4,027)	306,190

Corporate securities:
Basic Industry	204,355	4,217	(3,182)	205,390
Capital Goods	520,338	11,507	(3,973)	527,872
Communications	1,163,026	20,149	(24,077)	1,159,098
Consumer Cyclical	1,051,633	10,127	(28,599)	1,033,161
Consumer Noncyclical	364,459	7,847	(2,302)	370,004
Energy	350,930	6,226	(3,547)	353,609
Finance	3,201,774	43,217	(33,235)	3,211,756
Industrial Other	228,442	7,446	(629)	235,259
Technology	22,779	357	(852)	22,284
Transportation	307,542	10,418	(5,458)	312,502
Utilities	1,405,066	35,310	(17,725)	1,422,651
Total Corporate	8,820,344	156,821	(123,579)	8,853,586

Total available-for-sale fixed maturities	$ 13,623,450	$ 201,392	$ (186,869)	$ 13,637,973

Held-to-maturity fixed maturities:
Sun Life of Canada (U.S.) Holdings, Inc.,
8.526% subordinated debt, due 2027	$ 600,000	$ 30,751	$ -	$ 630,751

Total held-to-maturity fixed maturities	$ 600,000	$ 30,751	$ -	$ 630,751

	Amortized	Gross	Gross
	Cost	Gains	Losses	Fair Value
Trading fixed maturities:
Asset Backed and Mortgage Backed Securities	$ 353,571	$ 3,851	$ (3,479)	$ 353,943
Foreign Government & Agency Securities	40,274	710	(152)	40,832
U.S. Treasury & Agency Securities	796	10	-	806

Corporate securities:
Basic Industry	8,237	596	-	8,833
Capital Goods	71,060	540	-	71,600
Communications	735,753	5,378	(5,077)	736,054
Consumer Cyclical	279,856	2,628	(3,550)	278,934
Consumer Noncyclical	159,221	633	(901)	158,953
Energy	20,620	2,388	-	23,008
Finance	1,742,731	14,625	(7,385)	1,749,971
Industrial Other	55,950	405	(839)	55,516
Transportation	48,887	1,873	(672)	50,088
Utilities	321,776	7,476	(1,737)	327,515
Total Corporate	3,444,091	36,542	(20,161)	3,460,472

Total trading fixed maturities	$ 3,838,732	$ 41,113	$ (23,792)	$ 3,856,053

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

4. INVESTMENTS (CONTINUED)
The amortized cost and fair value of fixed maturities at December 31, 2005, was as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-sale fixed maturities:
Asset Backed and Mortgage Backed Securities	$ 5,234,792	$ 40,958	$ (74,124)	$ 5,201,626
Foreign Government & Agency Securities	86,360	2,965	(64)	89,261
States & Political Subdivisions	742	24	-	766
U.S. Treasury & Agency Securities	449,877	4,773	(4,286)	450,364

Corporate securities:
Basic Industry	228,782	6,192	(3,384)	231,590
Capital Goods	602,974	20,310	(4,507)	618,777
Communications	1,285,638	32,582	(24,476)	1,293,744
Consumer Cyclical	1,321,417	16,741	(62,470)	1,275,687
Consumer Noncyclical	548,636	16,985	(6,206)	559,415
Energy	445,207	15,281	(2,225)	458,264
Finance	3,167,168	50,719	(28,844)	3,189,043
Industrial Other	246,421	9,913	(1,029)	255,305
Technology	49,288	853	(1,127)	49,014
Transportation	409,812	17,786	(7,739)	419,859
Utilities	1,543,713	54,264	(13,544)	1,584,433
Total Corporate	9,849,056	241,626	(155,551)	9,935,131

Total available-for-sale fixed maturities	$ 15,620,827	$ 290,346	$ (234,025)	$ 15,677,148

Held-to-maturity fixed maturities:
Sun Life of Canada (U.S.) Holdings, Inc.,
8.526% subordinated debt, due 2027	$ 600,000	$ 45,755	$ -	$ 645,755

Total held-to-maturity fixed maturities	$ 600,000	$ 45,755	$ -	$ 645,755

	Amortized	Gross	Gross
	Cost	Gains	Losses	Fair Value
Trading fixed maturities:
Asset Backed and Mortgage Backed Securities	$ 209,548	$ 1,915	$ (3,776)	$ 207,687
Foreign Government & Agency Securities	19,516	-	(136)	19,380

Corporate securities:
Basic Industry	8,649	783	-	9,432
Capital Goods	15,651	751	-	16,402
Communications	343,647	3,607	(8,542)	338,712
Consumer Cyclical	246,522	2,615	(6,160)	242,977
Consumer Noncyclical	84,411	712	(2,370)	82,753
Energy	27,675	3,187	-	30,862
Finance	713,043	13,996	(8,285)	718,754
Industrial Other	47,464	798	(928)	47,334
Technology	3,801	82	-	3,883
Transportation	60,950	2,588	(4,696)	58,842
Utilities	201,885	8,244	(2,299)	207,830
Total Corporate	1,753,698	37,363	(33,280)	1,757,781

Total trading fixed maturities	$ 1,982,762	$ 39,278	$ (37,192)	$ 1,984,848

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

4. INVESTMENTS (CONTINUED)

The amortized cost and estimated fair value by maturity periods for fixed maturity investments are shown below.  Actual maturities may differ from contractual maturities on asset-backed securities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2006
	Amortized Cost	Fair Value
Maturities of available-for-sale fixed securities:
Due in one year or less	$ 410,397	$ 410,402
Due after one year through five years	2,206,629	2,226,776
Due after five years through ten years	3,807,300	3,791,183
Due after ten years	2,783,412	2,814,491
Subtotal – Maturities available-for-sale	9,207,738	9,242,852
Asset-backed securities	4,415,712	4,395,121
Total Available-for-sale	$ 13,623,450	$ 13,637,973

Maturities of trading fixed securities:
Due in one year or less	$ 138,476	$ 138,797
Due after one year through five years	1,342,987	1,345,899
Due after five years through ten years	1,757,081	1,764,447
Due after ten years	246,617	252,968
Subtotal – Maturities of trading	3,485,161	3,502,111
Asset-backed securities	353,571	353,942
Total Trading	$ 3,838,732	$ 3,856,053

Maturities of held-to-maturity fixed securities:
Due after ten years	$ 600,000	$ 630,751

Gross gains of $39.2 million, $61.0 million and $152.5 million and gross losses of $92.3 million, $38.9 million and $45.4 million were realized on the sale of fixed maturities for the years ended December 31, 2006, 2005 and 2004, respectively.

Fixed maturities with an amortized cost of approximately $12.0 million and $10.9 million at December 31, 2006 and 2005, respectively, were on deposit with federal and state governmental authorities as required by law.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

4. INVESTMENTS (CONTINUED)

As of December 31, 2006 and 2005, 96.5% and 94.7%, respectively, of the Company's fixed maturities were investment grade.  Investment grade securities are those that are rated "BBB" or better by nationally recognized statistical rating organizations.  During 2006, 2005 and 2004, the Company incurred realized losses totaling $6.3 million, $29.7 million and $32.5 million, respectively, for other-than-temporary impairment of value of some of its fixed maturities after determining that not all of the unrealized losses were temporary in nature.

The Company has discontinued accruing income on all of its holdings for issuers that are in default.  The termination of accrual accounting on these holdings reduced previously accrued income by $0.6 million, $1.7 million and $7.0 million for the years ended December 31, 2006, 2005 and 2004, respectively.  The fair market value of these investments was $24.4 million and $29.8 million for the years ended December 31, 2005 and 2004, respectively.  As of December 31, 2006, the Company did not have any holding for issuers that were in default.

The following table provides the fair value and gross unrealized losses of the Company’s available-for-sale fixed maturities investments, which were deemed to be temporarily impaired, aggregated by investment category, industry sector and length of time that individual securities have been in an unrealized loss position, at December 31, 2006:

	Less Than Twelve Months		Twelve Months Or More		Total
Corporate Securities
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Basic Industry	$ 7,750	$ (109)	$ 43,426	$ (3,073)	$ 51,176	$ (3,182)
Capital Goods	50,624	(399)	108,017	(3,574)	158,641	(3,973)
Communications	228,260	(4,389)	292,442	(19,688)	520,702	(24,077)
Consumer Cyclical	175,557	(3,380)	514,067	(25,219)	689,624	(28,599)
Consumer Noncyclical	138,379	(942)	33,801	(1,360)	172,180	(2,302)
Energy	75,777	(1,357)	43,064	(2,190)	118,841	(3,547)
Finance	482,642	(5,525)	874,370	(27,710)	1,357,012	(33,235)
Industrial Other	14,092	(15)	11,214	(614)	25,306	(629)
Technology	-	-	13,938	(852)	13,938	(852)
Transportation	30,905	(207)	111,423	(5,251)	142,328	(5,458)
Utilities	252,419	(3,303)	429,194	(14,422)	681,613	(17,725)

Total Corporate	1,456,405	(19,626)	2,474,956	(103,953)	3,931,361	(123,579)

Non-Corporate
Asset Backed and Mortgage Backed Securities	912,875	(5,565)	1,978,436	(53,415)	2,891,311	(58,980)
Foreign Government & Agency Securities	-	-	13,865	(283)	13,865	(283)
U.S. Treasury & Agency Securities	147,386	(2,026)	86,591	(2,001)	233,977	(4,027)

Total Non-Corporate	1,060,261	(7,591)	2,078,892	(55,699)	3,139,153	(63,290)

Grand Total	$2,516,666	$(27,217)	$ 4,553,848	$(159,652)	$7,070,514	$ (186,869)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

4. INVESTMENTS (CONTINUED)

The following table provides the fair value and gross unrealized losses of the Company’s available-for-sale fixed maturities investments, which were deemed to be temporarily impaired, aggregated by investment category, industry sector and length of time that individual securities have been in an unrealized loss position, at December 31, 2005:

	Less Than Twelve Months		Twelve Months Or More		Total
Corporate Securities
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Basic Industry	$ 62,351	$ (1,334)	$ 47,710	$ (2,050)	$ 110,061	$ (3,384)
Capital Goods	37,622	(476)	172,069	(4,031)	209,691	(4,507)
Communications	207,469	(12,291)	284,749	(12,185)	492,218	(24,476)
Consumer Cyclical	475,628	(31,554)	352,308	(30,916)	827,936	(62,470)
Consumer Noncyclical	82,655	(3,602)	116,271	(2,604)	198,926	(6,206)
Energy	44,087	(739)	56,103	(1,486)	100,190	(2,225)
Finance	754,646	(13,576)	685,785	(15,268)	1,440,431	(28,844)
Industrial Other	12,450	(535)	17,657	(494)	30,107	(1,029)
Technology	18,971	(829)	6,703	(298)	25,674	(1,127)
Transportation	64,664	(2,987)	95,889	(4,752)	160,553	(7,739)
Utilities	138,031	(3,438)	444,299	(10,106)	582,330	(13,544)

Total Corporate	1,898,574	(71,361)	2,279,543	(84,190)	4,178,117	(155,551)

Non-Corporate
Asset Backed and Mortgage Backed Securities	1,965,773	(43,011)	1,240,823	(31,113)	3,206,596	(74,124)
Foreign Government & Agency Securities	1,002	(3)	19,118	(61)	20,120	(64)
U.S. Treasury & Agency Securities	56,051	(633)	216,469	(3,653)	272,520	(4,286)

Total Non-Corporate	2,022,826	(43,647)	1,476,410	(34,827)	3,499,236	(78,474)

Grand Total	$ 3,921,400	$ (115,008)	$ 3,755,953	$ (119,017)	$ 7,677,353	$ (234,025)

The Company has a comprehensive process in place to identify potential problem securities that could have an impairment that is other-than-temporary. At the end of each quarter, all securities with an unrealized loss are reviewed.  An analysis is undertaken to determine whether this decline in market value is other-than-temporary. The Company’s process focuses on issuer operating performance and overall industry and market conditions.  Any deterioration in operating performance is assessed relative to the impact on financial ratios including leverage and coverage measures specific to an industry and relative to any investment covenants.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

4. INVESTMENTS (CONTINUED)

The Company’s analysis also assesses each issuer's ability to service its debts in a timely fashion, the length of time the security has been in an unrealized loss position, rating agency actions, and any other key developments as well as the Company’s ability and intention, if any, to dispose of its position prior to the fair value increasing so as to allow recovery of the Company’s cost. The Company has a Credit Committee that includes members from its investment, finance and actuarial functions.  The committee meets and reviews the results of the Company’s impairment analysis on a quarterly basis.

The following table provides the number of securities with gross unrealized losses, which were deemed to be temporarily impaired, at December 31, 2006 (not in thousands):

	Number of Securities Less Than Twelve Months	Number of Securities Twelve Months Or More	Total Number of Securities
Corporate Securities

Basic Industry	2	12	14
Capital Goods	9	15	24
Communications	22	64	86
Consumer Cyclical	28	57	85
Consumer Noncyclical	14	10	24
Energy	13	15	28
Finance	80	137	217
Industrial Other	3	2	5
Technology	-	3	3
Transportation	8	47	55
Utilities	39	55	94

Total Corporate	218	417	635

Non-Corporate
Asset Backed and Mortgage Backed Securities	368	741	1,109
Foreign Government & Agency Securities	-	3	3
U.S. Treasury & Agency Securities	10	25	35

Total Non-Corporate	378	769	1,147

Grand Total	596	1,186	1,782

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

4. INVESTMENTS (CONTINUED)

The following table provides the number of securities with gross unrealized losses, which were deemed to be temporarily impaired, at December 31, 2005 (not in thousands):

	Number of Securities Less Than Twelve Months	Number of Securities Twelve Months Or More	Total Number of Securities
Corporate Securities

Basic Industry	17	7	24
Capital Goods	6	18	24
Communications	46	44	90
Consumer Cyclical	71	40	111
Consumer Noncyclical	23	18	41
Energy	9	14	23
Finance	113	81	194
Industrial Other	1	6	7
Technology	2	1	3
Transportation	17	43	60
Utilities	32	42	74

Total Corporate	337	314	651

Non-Corporate
Asset Backed and Mortgage Backed Securities	696	353	1,049
Foreign Government & Agency Securities	1	2	3
U.S. Treasury & Agency Securities	16	32	48

Total Non-Corporate	713	387	1,100

Grand Total	1,050	701	1,751

The Company has made funding commitments of private placement bonds into the future.  The outstanding funding commitments for these private placement bonds amounted to $4.1 million at December 31, 2006.  There were no outstanding funding commitments for private placement bonds at December 31, 2005.

The Company had unfunded commitments with respect to funding of limited partnerships of approximately $53.3 million and $71.3 million at December 31, 2006 and 2005, respectively.

Mortgage Loans and Real Estate

The Company invests in commercial first mortgage loans and real estate throughout the United States.  Investments are diversified by property type and geographic area.  Mortgage loans are collateralized by the related properties and generally are no more than 75% of the property’s value at the time that the original loan is made.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

4. INVESTMENTS (CONTINUED)

Mortgage Loans and Real Estate (continued)

The carrying value of mortgage loans and real estate investments, net of applicable reserves and accumulated depreciation, was as follows:

	December 31,
	2006	2005

Total mortgage loans	$ 2,273,176	$ 1,739,370

Real estate:
Held for production of income	186,891	170,510
Total real estate	$ 186,891	$ 170,510

Accumulated depreciation on real estate was $27.2 million and $23.0 million at December 31, 2006 and 2005, respectively.

The Company monitors the condition of the mortgage loans in its portfolio.  In those cases where mortgages have been restructured, values are impaired or values are impaired but mortgages are performing, appropriate allowances for losses have been made.  The Company has impaired mortgage loans and impaired-but-performing mortgage loans totaling $3.9 million and $6.3 million at December 31, 2006 and 2005, respectively.

Activity for the investment valuation allowances was as follows:

	Balance at			Balance at
	January 1,	Additions	Subtractions	December 31,
2006
Mortgage loans	$ 6,272	$ 400	$ (2,744)	$ 3,928

2005
Mortgage loans	$ 7,646	$ 800	$ (2,174)	$ 6,272

Mortgage loans and real estate investments comprise the following property types and geographic regions at December 31:

	2006	2005
Property Type:
Office building	$ 864,486	$ 703,927
Residential	115,822	87,874
Retail	998,291	751,041
Industrial/warehouse	310,346	264,567
Other	175,050	108,743
Valuation allowances	(3,928)	(6,272)
Total	$ 2,460,067	$ 1,909,880

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

4.   INVESTMENTS (CONTINUED)

	2006	2005
Geographic region:

Alaska	$ 3,041	$ -
Alabama	7,824	8,070
Arizona	56,964	48,113
Arkansas	474	-
California	179,502	144,829
Colorado	32,294	33,238
Connecticut	15,016	30,026
Delaware	20,445	15,194
Florida	264,316	140,592
Georgia	86,510	80,802
Idaho	2,635	-
Illinois	47,777	23,118
Indiana	23,471	19,950
Iowa	364	-
Kansas	6,089	-
Kentucky	32,000	25,623
Louisiana	38,314	32,186
Maine	12,508	-
Maryland	58,318	64,724
Massachusetts	141,485	142,421
Michigan	15,522	6,799
Minnesota	40,259	53,157
Missouri	88,348	34,567
Mississippi	770	-
Montana	483	-
Nebraska	12,615	7,948
Nevada	7,304	7,509
New Hampshire	961	-
New Jersey	44,003	36,042
New Mexico	10,097	7,386
New York	313,204	240,390
North Carolina	44,866	43,111
North Dakota	2,150	-
Ohio	145,692	128,525
Oklahoma	4,900	-
Oregon	23,910	11,968
Pennsylvania	136,091	118,709
South Carolina	31,688	-
South Dakota	977	-
Tennessee	41,161	32,430
Texas	295,284	211,889
Utah	30,710	29,718
Virginia	16,825	17,386
Washington	77,525	73,326
West Virginia	4,874	-
Wisconsin	18,663	19,494
All other	25,766	26,912
Valuation allowances	(3,928)	(6,272)
Total	$ 2,460,067	$ 1,909,880

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

4. INVESTMENTS (CONTINUED)

At December 31, 2006, scheduled mortgage loan maturities were as follows:

2007	$ 31,619
2008	41,168
2009	42,433
2010	53,443
2011	150,548
Thereafter	1,953,965
Total	$ 2,273,176

Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced.

The Company has made funding commitments of mortgage loans on real estate and other loans into the future. The outstanding funding commitments for these mortgages amount to $99.0 million and $115.8 million at December 31, 2006 and 2005, respectively.

During 2004, the Company sold commercial mortgage loans in securitization transactions.  The mortgages were primarily sold to qualified special purpose entities that were established for the purpose of purchasing the assets and issuing trust certificates.  In these transactions, the Company retained investment tranches, which are considered available-for-sale securities, in addition to servicing rights. The securitizations are structured so that investors have no recourse to the Company’s other assets for failure of debtors to pay when due.  The value of the Company’s retained interests are subject to credit and interest rate risk on the transferred financial assets.  The Company recognized pre-tax gains of $3.0 million for its 2004 securitization transaction.  The Company did not sell any commercial mortgage loans in securitization transactions in 2005 or 2006.

The tranches retained through the 2004 securitization were considered interest only strips ("I/O").  Key economic assumptions used in measuring the retained interests at the date of securitization resulting from securitizations completed during the year ended December 31, 2004 were as follows:

	Exeter I/O	Fairfield I/O
Prepayment speed	-	-
Weighted average life in years	5.72-5.92	2.89-8.74
Expected credit losses	-	-
Residual cash flows discount rate	4.80%-4.84%	4.43%-5.28%
Treasury rate interpolated for average life	3.35%-3.39%	3.18%-4.03%
Spread over treasuries	1.45%	1.25%
Duration in years	6.64-10.14	1.45-4.92

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

4. INVESTMENTS (CONTINUED)

Key economic assumptions and the sensitivity of the current fair value of cash flows in those assumptions at December 31, 2006 were as follows:

	Exeter I/O	Fairfield I/O
Amortized cost of retained
Interests	$ 646	$ 275
Fair value of retained interests	674	109
Weighted average life in years	4.06 – 7.56	0.93

Expected Credit Losses
Fair value of retained interest as a result of a .20% of adverse change	674	109
Fair value of retained interest as a result of a .30% of adverse change	674	109

Residual Cash flows Discount Rate
Fair value of retained interest as a result of a 10% of adverse change	672	109
Fair value of retained interest as a result of a 20% of adverse change	670	109

The outstanding principal amount of the securitized commercial mortgage loans was $849.6 million at December 31, 2006, none of which were 60 days or more past due.  There were no net credit losses incurred relating to the securitized commercial mortgage loans at the dates of securitization through December 31, 2006.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

4. INVESTMENTS (CONTINUED)

Key economic assumptions and the sensitivity of the current fair value of cash flows in those assumptions at December 31, 2006 were as follows in regards to tranches retained for securitizations completed between the years 2000 and 2003:

Commercial Mortgages
Amortized cost of retained
Interests	$ 23,063
Fair value of retained interests	23,819
Weighted average life in years	2.98 – 13.73

Expected Credit Losses
Fair value of retained interest as a result of a .20% of adverse change	23,532
Fair value of retained interest as a result of a .30% of adverse change	23,406

Residual Cash flows Discount Rate
Fair value of retained interest as a result of a 10% of adverse change	23,074
Fair value of retained interest as a result of a 20% of adverse change	22,362

The outstanding principal amount of the securitized commercial mortgage loans was $872.8 million at December 31, 2006, none of which were 60 days or more past due.  There were no net credit losses incurred relating to the securitized commercial mortgage loans at the date of securitization through December 31, 2006.

Securities Lending

The Company is engaged in certain securities lending transactions, which require the borrower to provide collateral on a daily basis, in amounts in excess of 102% of the fair value of the applicable securities loaned.  The Company maintains effective control over all loaned securities and, therefore, continues to report such loaned securities as fixed maturities in its consolidated balance sheet.

Cash collateral received on securities lending transactions is reflected in other invested assets with an offsetting liability recognized in other liabilities for the obligation to return the collateral.  The fair value of collateral held and included in other invested assets was $895.3 million and $495.7 million at December 31, 2006 and 2005, respectively.  Fees earned on securities lending transactions were $2.3 million, $1.9 million and $1.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Leveraged Leases

The Company is a lessor in a leveraged lease agreement entered into on October 21, 1994, under which equipment having an estimated economic life of 25-40 years was originally leased through a VIE for a term of 9.78 years.  During 2001, the lease term was extended until 2010.  The Company's equity investment in this VIE represented 8.33% of the partnership that provided 22.9% of the purchase price of the equipment. The balance of the purchase price was furnished by third-party long-term debt financing, collateralized by the equipment, and is non-recourse to the Company. At the end of the lease term, the master lessee may exercise a fixed price purchase option to purchase the equipment.  The leveraged lease is included as a part of other invested assets.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

4. INVESTMENTS (CONTINUED)

Leveraged Leases (continued)

The Company's net investment in the leveraged lease is composed of the following elements:

	Year ended December 31,
	2006	2005
Lease contract receivable	$ 18,631	$ 25,914
Less: non-recourse debt	-	(1,410)
Net Receivable	18,631	24,504
Estimated value of leased assets	20,795	21,420
Less: unearned and deferred income	(6,506)	(9,178)
Investment in leveraged leases	32,920	36,746
Less: fees	(113)	(138)
Net investment in leveraged leases	$ 32,807	$ 36,608

Derivatives

The Company uses derivative financial instruments for risk management purposes to hedge against specific interest rate risk, to alter investment rate exposures arising from mismatches between assets and liabilities, and to minimize the Company's exposure to fluctuations in interest rates, foreign currency exchange rates and general market conditions. The Company does not hold or issue any derivative instruments for trading purposes.

As a component of its investment strategy and to reduce its exposure to interest rate risk, the Company utilizes interest rate swap agreements.  Interest rate swap agreements are agreements to exchange with a counter-party interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) as an economic hedge against interest rate changes. No cash is exchanged at the outset of the contract and no principal payments are made by either party.  A single net payment is usually made by one counter-party at each interest payment date. The net payment is recorded as a component of derivative income (loss). Because the underlying principal is not exchanged, the Company's maximum exposure to counter-party credit risk is the difference in payments exchanged.  The fair value of swap agreements is included with derivative instruments - receivable (positive position) or derivative instruments - payable (negative position) in the accompanying balance sheet.

The Company utilizes payer swaptions to hedge exposure to interest rate risk.  Swaptions give the buyer the option to enter into an interest rate swap per the terms of the original swaption agreement.  A premium is paid on settlement date and no further cash transactions occur until the positions expire.  The swaptions have a physical settlement at expiration for which an interest rate swap becomes effective.  Swaptions are carried at fair value which is included in derivative instruments - receivable (positive position) in the accompanying balance sheet and the change in value is offset to derivative income.

The Company utilizes over-the-counter ("OTC") put options and exchange traded futures on the Standard & Poor’s 500 Composite Stock Price Index ("S&P 500 Index") ("S&P", "S&P 500", and "Standard & Poor's" are trademarks of The McGraw Hill Companies, Inc. and have been licensed for use by the Company) and other indexes to hedge against stock market exposure inherent in the GMDB and living benefit features of the Company's variable annuities.  The Company also purchases OTC call options on the S&P 500 Index to economically hedge its obligation under certain fixed annuity contracts.  Options are carried at fair value and are included with derivative instruments - receivable in the Company’s balance sheet.

Standard & Poor’s indexed futures contracts are entered into for purposes of hedging fixed index products.  The interest credited on these 1, 5, 7 and 10 year term products is based on the changes in the S&P 500 Index.  On trade date, an initial cash margin is exchanged.  Daily cash is exchanged to settle the daily variation margin and the offset is recorded in derivative income.

The Company issues annuity contracts that contain a derivative instrument that is "embedded" in the contract.  Upon issuing the contract, the embedded derivative is separated from the host contract (annuity contract) and is carried at fair value.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

4. INVESTMENTS (CONTINUED)

From 2000 through 2002, the Company marketed GICs to unrelated third parties.  Each transaction is highly-individualized but typically involves the issuance of foreign currency denominated contracts backed by cross currency swaps or equity-linked cross currency swaps.  The combination of the currency swaps with interest rate swaps allows the Company to lock in U.S. dollar fixed rate payments for the life of the contract.

Included in derivative gains (losses) are gains (losses) on the translation of foreign currency denominated GIC liabilities of $(90.2) million, $197.1 million and $(83.3) million for the years ended December 31, 2006, 2005 and 2004, respectively.

Beginning in 2005, the Company marketed GICs to unrelated third parties and entered into funding agreements and interest rate swaps as part of this guaranteed investment program.  The interest rate swaps allow the Company to lock in U.S. dollar fixed rate payments for the life of the contracts.

The Company does not employ hedge accounting.  The Company believes that its derivatives provide economic hedges and the cost of formally documenting hedge effectiveness in accordance with the provisions of SFAS No.133, "Accounting for Derivative Instruments," is not justified.  As a result, all changes in the fair value of derivatives are recorded in the current period operations as a component of derivative income.

Net derivative income (loss) for the years ended December 31 consisted of the following:

	2006	2005	2004
Net expense on swap agreements	$(7,749)	$(64,915)	$(62,514)
Change in fair value of swap agreements (interest rate, currency, and equity)	8,392	101,320	(43,977)
Change in fair value of options, futures and embedded derivatives	8,446	(19,931)	8,072
Net derivative income (losses)	$9,089	$16,474	$(98,419)

The Company is required to pledge and receive collateral for open derivative contracts.  The amount of collateral required is determined by agreed upon thresholds with the counter-parties.  The Company currently pledges cash and U.S. Treasury bonds to satisfy this collateral requirement.  At December 31, 2006 and 2005, $43.0 million and $35.6 million, respectively, of fixed maturities were pledged as collateral and are included with fixed maturities.

The Company’s underlying notional or principal amounts associated with open derivatives positions were as follows for the years ended December 31:

	2006
	Notional	Fair Value
	Principal	Asset (Liability)
	Amounts

Interest rate swaps	$10,759,984	$ (84,860)
Currency swaps	488,377	169,618
Equity swaps	172,329	52,664
Currency forwards	3,570	2,493
Futures	1,008,792	(2,313)
Swaptions	1,500,000	1,428
S&P 500 index call options	4,166,184	337,441
S&P 500 index put options	1,103,502	16,879

Total	$19,202,738	$ 493,350

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

4. INVESTMENTS (CONTINUED)

	2005
	Notional	Fair Value
	Principal	Asset (Liability)
	Amounts

Interest rate swaps	$ 6,764,984	$ (115,333)
Currency swaps	534,916	116,070
Equity swaps	181,334	29,463
Currency forwards	2,571	(2,079)
Credit Default Swaps	10,000	(3)
Futures	745,009	(1,724)
Swaptions	2,500,000	8,979
S&P 500 index call options	3,410,279	225,243
S&P 500 index put options	1,160,202	29,566

Total	$ 15,309,295	$ 290,182

5. NET REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment (losses) gains consisted of the following for the years ended December 31:

	2006	2005	2004

Fixed maturities	$ (53,120)	$ 21,873	$ 108,603
Equity securities	519	(6)	3,375
Mortgage and other loans	1,543	614	858
Real estate	-	318	-
Other invested assets	(19)	12,741	(1,601)
Other than temporary declines	(6,329)	(29,707)	(32,494)
Sales on previously impaired assets	12,895	11,092	17,333

Total	$ (44,511)	$ 16,925	$ 96,074

6. NET INVESTMENT INCOME

Net investment income consisted of the following for the years ended December 31:

	2006	2005	2004

Fixed maturities	$ 991,738	$ 921,803	$ 1,030,973
Mortgage and other loans	135,515	103,253	83,986
Real estate	10,460	11,047	11,615
Policy loans	44,516	37,595	42,821
Other	38,858	55,245	(19,715)
Gross investment income	1,221,087	1,128,943	1,149,680
Less: Investment expenses	15,006	16,414	15,423
Net investment income	$ 1,206,081	$ 1,112,529	$ 1,134,257

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," excludes certain insurance liabilities and other non-financial instruments from its disclosure requirements.  The fair value amounts presented herein do not include the expected interest margin (interest earnings over interest credited) to be earned in the future on investment-type products or other intangible items.  Accordingly, the aggregate fair value amounts presented herein do not necessarily represent the underlying value to the Company.  Likewise, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31:

	2006		2005
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial assets:
Cash and cash equivalents	$ 578,080	$ 578,080	$ 347,654	$ 347,654
Fixed maturities	18,094,026	18,124,777	18,261,996	18,307,751
Equity securities	15,895	15,895	15,427	15,427
Mortgages	2,273,176	2,267,327	1,739,370	1,790,629
Derivatives instruments -receivables	653,854	653,854	487,947	487,947
Policy loans	709,626	709,626	701,769	701,769
Separate accounts	21,060,255	21,060,255	19,095,391	19,095,391

Financial liabilities:
Contractholder deposit funds and other policy liabilities	19,428,625	18,051,332	18,668,578	17,449,961
Derivative instruments - payables	160,504	160,504	197,765	197,765
Long-term debt to affiliates	1,325,000	1,370,223	1,125,000	1,178,918
Partnership capital securities	607,826	630,751	607,826	645,755
Separate accounts	21,060,255	21,060,255	19,095,391	19,095,391

The following methods and assumptions were used by the Company in determining the estimated fair value of its financial instruments:

Interest receivable on the above financial instruments is stated at carrying value which approximates fair value.

Cash and cash equivalents: The fair values of cash and cash equivalents are estimated to be cost plus accrued interest.

Fixed maturities, short term investments and equity securities: The fair values of short-term bonds are estimated to be amortized cost.  The fair values of publicly-traded fixed maturities are based upon market prices or dealer quotes.  For privately-placed fixed maturities, fair values are estimated by taking into account prices for publicly-traded securities of similar credit risk, maturity, repayment and liquidity characteristics.  The fair value of equity securities are based on quoted market prices.  Equity securities are included as a component of other invested assets.

Mortgage: The fair values of mortgage and other loans are estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Derivative instruments, receivables and payables: The fair values of swaps are based on current settlement values.  The current settlement values are based on dealer quotes and market prices.  Fair values for options and futures are based on dealer quotes and market prices.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

7. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Policy loans: Policy loans are stated at unpaid principal balances, which approximate fair value.

Separate accounts, assets and liabilities: The estimated fair value of assets held in separate accounts is based on quoted market prices.  The fair value of liabilities related to separate accounts is the amount payable on demand, which excludes surrender charges.

Contractholder deposit funds and other policy liabilities: The fair values of the Company's general account insurance reserves and contractholder deposits under investment-type contracts (insurance, annuity and pension contracts that do not involve mortality or morbidity risks) are estimated using discounted cash flow analyses or surrender values based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for all contracts being valued. Those contracts that are deemed to have short-term guarantees have a carrying amount equal to the estimated market value.  The fair values of other deposits with future maturity dates are estimated using discounted cash flows.  The fair values of S&P 500 Index and other equity linked embedded derivatives are produced using standard derivative valuation techniques.  GMABs or GMWBs are considered to be derivatives under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and are included in contractholder deposit funds.  The fair value of the embedded derivatives is calculated stochastically using risk neutral scenarios over a fifty-year projection.  Policyholder assumptions are based on experience studies and industry standards.

Long term debt: The fair value of notes payable and other borrowings are estimated using discounted cash flow analyses based upon the Company's current incremental borrowing rates for similar types of borrowings.

8. REINSURANCE

Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders.  The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreement.  To minimize its exposure to significant losses from reinsurer insolvencies, the Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk.  Management believes that any liability from this contingency is unlikely.  A brief discussion of the Company’s reinsurance agreements by segment follows (see Note 15 for segmented information).

Wealth Management Segment

The Wealth Management Segment manages a closed block of SPWL insurance policies, a retirement-oriented tax-advantaged life insurance product.  The Company discontinued sales of SPWL’s in response to certain tax law changes in the 1980s.  The Company had SPWL policyholder balances of approximately $1.6 billion and $1.7 billion as of December 31, 2006 and 2005, respectively.  On December 31, 2003, this entire block of business was reinsured on a funds withheld basis with SLOC, an affiliate.

By reinsuring the SPWL policies, the Company reduced net investment income by $97.0 million, $82.7 million and $91.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.  The reduction of net investment income resulting from interest paid on funds withheld includes the impact from net investment income, net derivative (loss) income and net realized investment gains.  The Company also reduced interest credited by $76.0 million, $57.5 million and $79.6 million for the years ended December 31, 2006, 2005 and 2004, respectively.  In addition, the Company also increased net investment income, relating to an experience rating refund under the reinsurance agreement with SLOC, by $13.0 million, $13.1 and $13.6 million for the years ended December 31, 2006, 2005 and 2004, respectively.  The liability for the SPWL policies is included in contractholder deposit funds and other policy liabilities.

Individual Protection Segment

The Company has agreements with SLOC and several unrelated companies, which provide for reinsurance of portions of the net-amount-at-risk under certain individual variable universal life, individual private placement variable universal life, bank owned life insurance ("BOLI"), and corporate owned life insurance ("COLI") policies. These amounts are reinsured on either a monthly renewable or a yearly renewable term basis.  Fee income was reduced by $37.8 million, $33.3 million and $28.7 million for the years ended December 31, 2006, 2005 and 2004, respectively, to account for these agreements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

8. REINSURANCE (CONTINUED)

Individual Protection Segment (continued)

Effective October 1, 2004, the Company no longer acts as the reinsurer of risk under the lapse protection benefit for certain universal life contracts issued by SLOC.

Group Protection Segment

The Company, through its affiliate SLNY, had an agreement with SLOC whereby SLOC reinsured the mortality risks of SLNY’s group life insurance contracts. Under this agreement, certain death benefits were reinsured on a yearly-renewable term basis.  The agreement provided that SLOC would reinsure mortality risks in excess of $50,000 per claim for group life contracts ceded by SLNY.  The treaty was commuted effective December 31, 2004.

The Company, through its affiliate SLNY, had an agreement with SLOC whereby SLOC reinsured morbidity risks of a block of SLNY’s group long-term disability contracts.  The treaty was commuted effective December 31, 2004.

The Company, through its affiliate SLNY, has an agreement with an unrelated company whereby the unrelated company reinsures the mortality risks of the Company’s group life contracts.  Under this agreement, certain group life mortality benefits are reinsured on a yearly-renewable term basis. The agreement provides that the unrelated company will reinsure amounts above $0.7 million per claim for group life contracts ceded by the Company.

The Company, through its affiliate SLNY, has an agreement with an unrelated company whereby the unrelated company reinsures the morbidity risks of SLNY’s group stop loss contracts.  Under this agreement, certain stop loss benefits are reinsured on a yearly- renewable term basis. The agreement provides that the unrelated company will reinsure specific claims for amounts above $1.0 million per claim for stop loss contracts ceded by SLNY.  The retention limit was raised to $1.5 million for policies sold or renewed on or after January 1, 2006.

The Company, through its affiliate SLNY, has an agreement with an unrelated company whereby the unrelated company reinsures the morbidity risks of SLNY’s group long-term disability contracts.  Under this agreement, certain long-term disability benefits are reinsured on a yearly-renewable term basis.   The agreement provides that the unrelated company will reinsure amounts in excess of $4,000 per claim per month for long-term disability contracts ceded by SLNY.  The retention limit was raised to $9,000 per claim per month for claims incurred or after January 1, 2006.

The Company, through its affiliate SLNY, has an agreement with an unrelated company whereby the unrelated company reinsures 100% of the risks on a quota share basis for certain specific group life and disability policies.

The effects of reinsurance were as follows:

	For the Years Ended December 31,
	2006	2005	2004
Premiums and annuity considerations:
Direct	$ 61,713	$ 54,915	$ 62,939
Ceded	2,521	2,933	4,119
Net premiums and annuity considerations:	$ 59,192	$ 51,982	$ 58,820

Policyowner benefits:
Direct	$ 197,872	$ 225,936	$ 170,381
Ceded	40,902	38,923	29,004
Net policyowner benefits:	$ 156,970	$ 187,013	$ 141,377

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

9.  RETIREMENT PLANS

The Company sponsors three non-contributory defined benefit pension plans for its employees and certain affiliated employees.  These plans are the staff qualified pension plan ("retirement plan"), the agent qualified pension plan ("agent pension plan") and the staff nonqualified pension plan ("UBF plan").   Expenses are allocated to participating companies based in a manner consistent with the allocation of employee compensation expenses.  The Company's funding policies for the two qualified pension plans are to contribute amounts which at least satisfy the minimum amount required by the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code of 1986.  Most qualified pension plan assets consist of separate accounts of SLOC or other insurance company contracts.

Prior to 2006, the Company participated in the UBF plan which was sponsored by SLOC and expensed the portion of the plan cost that was allocated to the Company.  Effective January 1, 2006, the plan was divided, with the Company taking over the pension benefit obligation ("PBO") and the associated unrecognized gain/loss and prior service cost/credit.  The Company has included the allocated PBO in a separate line in the PBO reconciliation, and accounted for the plan as the Company’s own from that point forward.

The Company uses a measurement date of September 30 for its pension and other post retirement benefit plans.

The Company amended the retirement plan effective January 1, 2006, including the following relating to the retirement plan:

(a) To provide that no one shall become a participant in the plan after December 31, 2005;

(b) To freeze accruals under the plan as of December 31, 2005 for all participants except (i) those participants (x) who are at least age 50 and whose age plus service on January 1, 2006 equals or exceeds 60 and (y) who in 2005 choose to continue their participation in the plan, (ii) those participants who are receiving on December 31, 2005 severance or termination payments and (iii) those participants who are receiving on December 31, 2005 amounts paid under the Long Term Disability plan sponsored by the Company;.

Due to the retirement plan changes, a $1.9 million curtailment charge was recognized in 2005.

Other post retirement benefit plans have been amended effective January 1, 2006, as follows:

To provide retiree medical coverage where the retiree pays the entire cost of coverage equal to the cost paid by active employees unless the participant is a retiree as of December 31, 2005, a "grandfathered employee" or a "Rule 75 employee."

A grandfathered employee shall mean an active employee (i) who retires on or after January 1,2006 and (ii) who as of January 1, 2006 is at least age 55 with 15 or more years of service and whose age plus service is at least 75.

A Rule 75 employee shall mean an active employee (i) who is not a grandfathered employee, ii) who retires on or after January 1, 2006, and (iii) who when they retire are at least age 55 with 15 or more years of service and whose age plus service is at least 75.

For grandfathered employees and Rule 75 employees, retiree medical coverage is provided at reduced cost.

On September 29, 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS No. 158"), which amends SFAS No. 87 and SFAS No. 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS No. 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS No. 87 and SFAS No. 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date -- the date at which the benefit obligation and plan assets are measured -- is required to be the Company's fiscal year end. SFAS No. 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008.  The Company has adopted the balance sheet recognition provisions of SFAS No. 158 at December 31, 2006 and will adopt the year end measurement date in 2008.  The Company recognized a liability of $2.3 million as a result of adoption of SFAS No. 158.  The statement does not affect the results of operations.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

9.  RETIREMENT PLANS (CONTINUED)

The following table sets forth the change in the retirement plan, agent pension plan and UBF plan projected benefit obligations and assets, as well as such plans’ funded status at December 31:

	2006	2005
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$ 229,545	$ 215,439
Other (uninsured benefit plan split)	28,118	-
Service cost	6,024	10,948
Interest cost	15,064	13,839
Actuarial loss (gain)	(9,862)	17,780
Benefits paid	(7,509)	(6,105)
Plan amendments	-	2,344
Curtailment loss (gain)	-	(24,700)
Projected benefit obligation at end of year	$ 261,380	$ 229,545

Change in fair value of plan assets:
Fair value of plan assets at beginning of year	$ 252,096	$ 233,551
Contributions	(496)	(1,250)
Actual return on plan assets	25,621	25,900
Benefits paid	(7,509)	(6,105)
Fair value of plan assets at end of year	$ 269,712	$ 252,096
Information on the funded status of the plan:
Funded status	$ 8,332	$ 22,551
Unrecognized net actuarial loss	-	7,802
Unrecognized transition obligation	-	(10,392)
Unrecognized prior service cost	-	3,945
4th quarter contribution	(1,108)	(1,550)
Prepaid benefit cost	$ 7,224	$ 22,356

The accumulated benefit obligation for the retirement plan, agent pension plan and UBF plan at December 31, 2006 and 2005 was $249.4 million and $222.4 million, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

9.  RETIREMENT PLANS (CONTINUED)

Amounts recognized in the Company’s Consolidated Balance Sheets consist of the following as of December 31:

	2006	2005
Other assets	$ 38,345	$ 26,600
Other liabilities	(31,121)	(4,245)
	$ 7,224	$ 22,355

Amounts recognized in the Company’s Consolidated Accumulated Other Comprehensive Income ("AOCI") consist of the following:

2006

Net actuarial gain	$ (1,923)
Prior service cost	3,564
Transition asset	(8,299)
$ (6,658)

Amounts included in the Company’s AOCI for the following periods:

	December 31, 2005	December 31, 2006 (before the adoption of statement 158)	December 31, 2006

Additional Minimum Liability included in AOCI	$ 2,834	$ -	$ -
Amount included in AOCI after the adoption of SFAS No. 158	$ -	$ -	$ (6,658)

The retirement plan and agent pension plan were overfunded at December 31, 2006.  The funded status of the UBF plan as of December 31, 2006 was as follows:

2006

Plan assets	$ -
Less: Projected benefit obligations	27,209
Funded status	$ (27,209)

Accumulated benefit obligation	$ 24,084

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

9.  RETIREMENT PLANS (CONTINUED)

The agent pension plan was overfunded at December 31, 2005.  The funded status of the retirement plan as of December 31, 2005 was as follows:

2005

Plan assets	$ 211,612
Less: Projected benefit obligations	219,802
Funded status	$ (8,190)

Accumulated benefit obligation	$ 212,630

The following table sets forth the components of the net periodic benefit cost and the Company’s share of net periodic benefit costs for the retirement plan, agent pension plan and UBF plan for the years ended December 31:

	2006	2005	2004

Components of net periodic benefit cost:
Service cost	$ 6,024	$ 10,948	$ 9,873
Interest cost	15,065	13,839	12,118
Expected return on plan assets	(21,672)	(20,092)	(17,704)
Amortization of transition obligation asset	(2,093)	(3,051)	(3,051)
Amortization of prior service cost	266	855	855
Curtailment loss	-	1,856	-
Recognized net actuarial loss	437	1,918	3,140
Net periodic benefit (benefit) cost	$ (1,973)	$ 6,273	$ 5,231
The Company’s share of net periodic benefit (benefit) cost	$ (1,973)	$ 4,116	$ 4,272

Prior to becoming the plan sponsor of the UBF plan, the cost recognized for the Company’s participation in the UBF plan was $2.9 million and $1.9 million for the years ended December 31, 2005 and 2004, respectively.

The estimated amounts that will be amortized from AOCI into net periodic benefit costs in 2007 are as follows:

Actuarial gain	$ (70)
Prior service cost	266
Transition asset	(2,093)
Total	$ (1,897)

Assumptions

Weighted average assumptions used to determine benefit obligations were as follows:

	Pension Benefits
	2006	2005	2004
Discount rate	6.0%	5.8%	6.2%
Rate of compensation increase	4.0%	4.0%	4.0%

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

9. RETIREMENT PLANS (CONTINUED)

Weighted average assumptions used to determine net periodic benefit cost were as follows:

	Pension Benefits
	2006	2005	2004

Discount rate	5.8%	6.2%	6.1%
Expected long term return on plan assets	8.75%	8.75%	8.75%
Rate of compensation increase	4.0%	4.0%	4.0%

The Company relies on historical market returns from Ibbotson Associates (1926-2006) to determine its overall long term rate of return on asset assumption.  Applying Ibbotson’s annualized market returns of 12.3% stock, 5.8% bonds and 3.8% cash to the Company’s target allocation results in an expected return consistent with the one used by the Company for purposes of determining the benefit obligation.

Plan Assets

The asset allocation for the Company’s retirement plan and agent pension plan assets for 2006 and 2005 measurement, and the target allocation for 2007, by asset category, are as follows:

	Target Allocation	Percentage of Plan Assets
Asset Category	2007	2006	2005

Equity Securities	60%	63%	61%
Debt Securities	25%	27%	30%
Commercial Mortgages	15%	10%	9%
Other	-%	-%	-%
Total	100%	100%	100%

The target allocations were established to reflect the Company’s investment risk posture and to achieve the desired level of return commensurate with the needs of the fund.  The target ranges are based upon a three to five year time horizon and may be changed as circumstances warrant.

The portfolio of investments should, over a period of time, earn a gross annualized rate of return that:
1)	exceeds the assumed actuarial rate;
2)	exceeds the return of customized index created by combining benchmark returns in appropriate weightings based on an average asset mix of funds; and
3)	generates a real rate of return of at least 3% after inflation, and sufficient income or liquidity to pay retirement benefits on a timely basis.

Cash Flow

Due to the over funded status of the retirement plan and the agent pension plan, the Company will not be making contributions to the plan in 2007. The Company will be making a contribution of $1.1 million to the UBF plan in 2007.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

9. RETIREMENT PLANS (CONTINUED)

The Company has estimated the following future benefit payments for the years 2007 through 2016:

Pension Benefits
2007	7,852
2008	8,438
2009	8,936
2010	9,447
2011	10,035
2012 to 2016	69,668

Savings and Investment Plan

The Company sponsors and participates in a savings account that qualifies under Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for which substantially all employees of at least age 21 are eligible to participate at date of hire. Under the 401(k) Plan, the Company matches, up to specified amounts, employee contributions to the plan.

On September 21, 2005, the Board of Directors of the Company approved amendments to the 401(k) Plan, including the following.

Effective January 1, 2006, the 401(k) Plan also includes a retirement investment account that qualifies under Section 401(a) of the Internal Revenue Code (the "RIA").  The Company contributes a percentage of participant’s eligible compensation as determined per the following chart based on the sum of the participant’s age and service on January 1 of the applicable plan year–

Age Plus Service	Company Contribution
Less than 40	3%
At least 40 but less than 55	5%
At least 55	7%

For RIA participants who are at least age 40 on January 1, 2006 and whose age plus service on January 1, 2006 equals or exceeds 45, the Company also contributes to the RIA from January 1, 2006 through December 31, 2015, a percentage of the participant’s eligible compensation as determined per the following chart based on the participant’s age and service on January 1, 2006 –

	Service
Age	Less than 5 years	5 or more years
At least 40 but less than 43	3.0%	5.0%
At least 43 but less than 45	3.5%	5.5%
At least 45	4.5%	6.5%

For RIA participants who did not become participants in the retirement plan before January 1, 2006, the Company made a one-time RIA contribution in January 2006 based on the applicable percentage from the first chart above as of January 1, 2006 and their eligible compensation paid during the period beginning on their hire date and ending on December 31, 2005.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

9. RETIREMENT PLANS (CONTINUED)

The amount of the 2006 employer contributions under the 401(k) Plan by the Company and its affiliates was $16.3 million.  Amounts are allocated to affiliates based on their respective employees’ contributions.  The Company’s portion of the expense was $10.8 million, $4.6 million and $2.8 million for the years ended December 31, 2006, 2005 and 2004, respectively.  The Company’s 2005 contribution includes a $1.6 million accrued retroactive adjustment related to the board approved amendments to the 401(k) Plan. This retroactive adjustment was funded in 2006.

Other Post-Retirement Benefit Plans

The Company sponsors a post-retirement benefit pension plan for its employees and certain affiliates employees providing certain health, dental and life insurance benefits ("post-retirement benefits") for retired employees and dependents (the "Retirement Plan").  Expenses are allocated to participating companies based on the number of participants.  Substantially all employees of the participating companies may become eligible for these benefits if they reach normal retirement age while working for the Company, or retire early upon satisfying an alternate age plus service condition.  Life insurance benefits are generally set at a fixed amount.

The following table sets forth the change in the Retirement Plan’s obligations and assets, as well as the plan’s funded status at December 31:

Change in benefit obligation:	2006	2005

Benefit obligation at beginning of year	$ 51,300	$ 48,453
Service cost	1,311	1,333
Interest cost	2,967	2,994
Actuarial (gain) loss	(7,220)	4,596
Benefits paid	(2,756)	(2,884)
Federal Subsidy	250	-
Plan Amendments	-	(3,192)
Benefit obligation at end of year	$ 45,852	$ 51,300

Change in fair value of plan assets:
Fair value of plan assets at beginning of year	$ -	$ -
Employer contributions	2,756	2,884
Benefits paid	(2,756)	(2,884)
Fair value of plan assets at end of year	$ -	$ -

Information on the funded status of the plan:
Funded Status	$ (45,852)	$ (51,301)
Unrecognized net actuarial loss	-	22,741
4th quarter contribution	600	686
Unrecognized prior service cost	-	(5,609)
Accrued benefit cost	$ (45,252)	$ (33,483)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

9. RETIREMENT PLANS (CONTINUED)

Amounts recognized in the Company’s Consolidated Balance Sheets Consist of the following:

	2006	2005

Other liabilities	$ (45,252)	$ (33,483)

Amounts recognized in the Company’s AOCI consist of the following:

2006

Net actuarial loss	$ 14,070
Prior service credit	(5,080)
Transition liability	$ 8,990

Amounts included in the Company’s AOCI for the following periods:

	December 31, 2005	December 31, 2006 (before the adoption of statement 158)	December 31, 2006

Additional Minimum Liability included in AOCI	$ -	$ -	$ -
Amount included in AOCI after the adoption of SFAS No. 158	$ -	$ -	$ 8,990

The following table sets forth the components of the net periodic post-retirement benefit costs and the Company’s allocated share for the year ended December 31:

	2006	2005
Components of net periodic benefit cost
Service cost	$ 1,311	$ 1,333
Interest cost	2,967	2,994
Amortization of prior service cost	(529)	(241)
Recognized net actuarial loss	1,450	1,273
Net periodic benefit cost	$ 5,199	$ 5,359

The Company’s share of net periodic benefit cost	$ 4,501	$ 4,947

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

9. RETIREMENT PLANS (CONTINUED)

The estimated amounts that will be amortized from AOCI into net periodic benefit costs in 2007 are as follows:

Actuarial (gain)/loss	$ 912
Prior service (credit)/cost	(529)

Total	$ 383

Assumptions

Weighted average assumptions used to determine benefit obligations were as follows:

	Other Benefits
	2006	2005	2004
Discount Rate	6.0%	5.8%	6.2%
Rate of Compensation increase	4.0%	4.0%	4.0%

Weighted average assumptions used to determine net cost for the years ended December 31 were as follows:

	Other Benefits
	2006	2005	2004
Discount rate	5.8%	6.2%	6.1%
Rate of compensation increase	4.0%	4.0%	4.0%

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

9. RETIREMENT PLANS (CONTINUED)

In order to measure the post-retirement benefit obligation for 2006, the Company assumed a 10% annual rate of increase in the per capita cost of covered health care benefits.  In addition, medical cost inflation is assumed to be 9% in 2007 and assumed to decrease gradually to 5.00% for 2011 and remain at that level thereafter.  Assumed healthcare cost trend rates have a significant effect on the amounts reported for the health care plans.  A one-percentage point change in assumed health care cost trend rates would have the following effect:

	1- Percentage-Point	1- Percentage-Point
	Increase	Decrease
Effect on Post retirement benefit obligation	$ 4,100	$ (3,674)

Effect on total of service and interest cost	$ 357	$ (335)

The Company has estimated the following future benefit payments for the years 2007 through 2016:

	Other Benefits	Expected Federal Subsidy
2007	$ 3,074	$ 238
2008	3,186	247
2009	3,300	254
2010	3,386	256
2011	3,416	257
2012 to 2016	$ 17,914	$ 1,214

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

10. FEDERAL INCOME TAXES

In June 2006, the FASB issued FIN 48.  FIN 48 establishes a comprehensive reporting model which addresses how a business entity should recognize, measure, present and disclose uncertain tax positions that the entity has taken or plans to take on a tax return.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company is currently assessing the impact, if any, of FIN 48 on its consolidated financial statements.

The Company will file a consolidated return with SLC -U.S. Ops Holdings for the year ended December 31, 2006, as the Company did for the years ended December 31, 2005 and 2004.  The Company’s subsidiary, SLNY, will file a stand-alone federal income tax return for the year ended December 31, 2006 as it did for the years 2005 and 2004.  A summary of the components of federal income tax expense (benefit) in the Company’s consolidated statements of income for the years ended December 31 is as follows:

	2006	2005	2004
Federal income tax (benefit) expense:
Current	$ (5,897)	$ 11,239	$ (5,331)
Deferred	4,180	28,852	76,683

Total federal income tax (benefit) expense	$ (1,717)	$ 40,091	$ 71,352
Federal income taxes attributable to the Company’s consolidated operations are different from the amounts determined by multiplying income before federal income taxes by the statutory federal income tax rate at 35%. The Company's effective rate differed from the statutory federal income tax rate as follows:

	2006	2005	2004

Federal income tax expense at statutory rate	$ 26,838	$ 60,210	$ 107,446
Low income housing credit	(6,225)	(5,947)	(6,021)
Separate account dividend received deduction	(13,090)	(10,150)	(10,500)
Prior year items, including settlements	(8,396)	(2,802)	(17,351)
Other items	(844)	(1,220)	(2,222)

Federal income tax (benefit) expense	$ (1,717)	$ 40,091	$ 71,352

The deferred income tax asset (liability) represents the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax assets and (liabilities) as of December 31 were as follows:

	2006	2005
Deferred tax assets:
Actuarial liabilities	$ 128,848	$ 250,818
Net operating loss	7,954	-
Investments, net	146,116	40,866
Other	-	281
Total deferred tax assets	282,918	291,965

Deferred tax liabilities:
Deferred policy acquisition costs	(250,469)	(287,605)
Other	(28,852)	-
Total deferred tax liabilities	(279,321)	(287,605)

Net deferred tax asset	$ 3,597	$ 4,360

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

10. FEDERAL INCOME TAXES (CONTINUED)

The Company makes payments under certain tax sharing agreements as if it were filing as a separate company. The Company made income tax payments of $22.7 million in 2006 and received income tax refunds of $32.0 million in 2005.  The Company did not have any net income tax payments for 2004.  At December 31, 2006, the Company has $8.0 million of tax benefit on operating loss carryforwards that begin to expire in 2017.

The Company’s federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"), and provisions are made in the consolidated financial statements in anticipation of the results of these audits. In August of 2006 the Company was issued a Revenue Agent’s Report for the tax years 2001 and 2002.  The IRS is currently conducting a federal income tax audit of the Company for the tax years 2003 and 2004.  In the Company’s opinion, adequate tax liabilities have been established for all years and any adjustments that might be required for the years under audit will not have a material effect on the Company’s consolidated financial statements.  However, the amounts of these tax liabilities are estimates and could be revised in the future.

11.  LIABILITY FOR UNPAID CLAIMS AND CLAIMS ADJUSTMENT EXPENSES

Activity in the liability for unpaid claims and claims adjustment expenses, included within future contract and policy benefits,  related to the Company’s group life, group disability insurance and stop loss products is summarized below:

	2006	2005

Balance at January 1	$ 33,141	$ 32,571
Less reinsurance recoverable	(5,886)	(6,381)
Net balance at January 1	27,255	26,190
Incurred related to:
Current year	26,644	23,881
Prior years	(1,294)	(3,143)
Total incurred	25,350	20,738
Paid losses related to:
Current year	(14,881)	(13,860)
Prior years	(6,941)	(5,813)
Total paid	(21,822)	(19,673)

Balance at December 31	36,689	33,141
Less reinsurance recoverable	(5,906)	(5,886)

Net balance at December 31	$ 30,783	$ 27,255

The Company regularly updates its estimates of liabilities for unpaid claims and claims adjustment expenses as new information becomes available and events occur which may impact the resolution of unsettled claims.   Changes in prior estimates are recorded in results of operations in the year such changes are made.

As a result of changes in estimates of insured events in prior years, the liability for unpaid claims and claims adjustment expense decreased by $1,294 and $3,143 in 2006 and 2005, respectively.  The favorable development experienced in both years was driven mainly by better than expected loss experience in group life.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

12.  LIABILITIES FOR CONTRACT GUARANTEES

On January 1, 2004, the Company adopted the AICPA’s SOP 03-1.  The major provisions of SOP 03-1 that affect the Company require:

o	Establishment of reserves primarily related to death benefit and income benefit guarantees provided under variable annuity contracts;
o	Deferral of sales inducements that meet certain criteria, and amortization using the same method used for DAC; and
o	Reporting and measuring the Company’s interest in its separate accounts as investments.

The cumulative effect, reported after tax and net of related effects on DAC, upon adoption of SOP 03-1 at January 1, 2004, decreased net income and stockholder’s equity by $8.9 million and reduced accumulated other comprehensive income by $2.1 million.  The decrease in net income was comprised of an increase in future contract and policy benefits (primarily for variable annuity contracts) of $46.7 million, pretax, an increase in DAC of $29.5 million, pretax, and the recognition of the unrealized gain on investments in separate accounts of $3.5 million, pretax.

The Company offers various guarantees to certain policyholders including a return of no less than (a) total deposits made on the contract adjusted for any customer withdrawals, (b) total deposits made on the contract adjusted for any customer withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any customer withdrawals following the contract anniversary.  These guarantees include benefits that are payable in the event of death, upon annuitization, or at specified dates during the accumulation period of an annuity.

The table below represents information regarding the Company’s variable annuity contracts with guarantees at December 31, 2006:

Benefit Type	Account Balance	Net Amount at Risk [1]	Average Attained Age
Minimum Death	$ 16,848,818	$ 1,612,783	66.4
Minimum Income	$ 387,699	$ 56,526	60.0
Minimum Accumulation or Withdrawal	$ 3,068,060	$ 41	61.9

The table below represents information regarding the Company’s variable annuity contracts with guarantees at December 31, 2005:

Benefit Type	Account Balance	Net Amount at Risk [1]	Average Attained Age
Minimum Death	$ 16,316,183	$ 2,126,214	66.1
Minimum Income	$ 385,378	$ 68,802	59.3
Minimum Accumulation or Withdrawal	$ 1,669,284	$ 182	61.2

1 Net amount at risk represents the difference between guaranteed benefits and account balance.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

12.  LIABILITIES FOR CONTRACT GUARANTEES (CONTINUED)

The following roll-forward summarizes the reserve for the GMDB’s and GMIB’s at December 31, 2006:

	Guaranteed Minimum Death Benefit	Guaranteed Minimum Income Benefit	Total
Balance at January 1, 2006	$ 41,749	$ 3,000	$ 44,749

Benefit Ratio Change / Assumption Changes	(6,594)	(925)	(7,519)
Incurred guaranteed benefits	51,255	383	51,638
Paid guaranteed benefits	(49,242)	(1,153)	(50,395)
Interest	2,755	143	2,898

Balance at December 31, 2006	$ 39,923	$ 1,448	$ 41,371

The following roll-forward summarizes the reserve for the GMDB’s and GMIB’s at December 31, 2005:

	Guaranteed Minimum Death Benefit	Guaranteed Minimum Income Benefit	Total
Balance at January 1, 2005	$ 28,313	$ 2,422	$ 30,735

Benefit Ratio Change / Assumption Changes	15,205	(172)	15,033
Incurred guaranteed benefits	35,559	560	36,119
Paid guaranteed benefits	(39,308)	-	(39,308)
Interest	1,980	190	2,170

Balance at December 31, 2005	$ 41,749	$ 3,000	$ 44,749

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

12.  LIABILITIES FOR CONTRACT GUARANTEES (CONTINUED)

The liability for death and income benefit guarantees is established equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest less contract benefit payments.  The benefit ratio is calculated as the estimated present value of all expected contract benefits divided by the present value of all expected contract charges.  The benefit ratio may be in excess of 100%.  For guarantees in the event of death, benefits represent the current guaranteed minimum death payments in excess of the current account balance.  For guarantees at annuitization, benefits represent the present value of the minimum guaranteed annuity benefits in excess of the current account balance.

Projected benefits and assessments used in determining the liability for guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected future gross profits.  Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based upon factors such as eligibility conditions and the annuitant’s attained age.

The liability for guarantees is re-evaluated regularly, and adjustments are made to the liability balance through a charge or credit to policyholder benefits.

GMAB’s or GMWB’s are considered to be derivatives under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and are recorded at fair value through earnings.  The fair value of the embedded derivatives is calculated stochastically using risk neutral scenarios over a fifty-year projection.  Policyholder assumptions are based on experience studies and industry standards.  The GMAB’s or GMWB’s constituted an asset in the amount of $8.4 million and $0.2 million at December 31, 2006 and 2005, respectively.

Sales Inducements

The Company currently offers enhanced or bonus crediting rates to policyholders on certain of its annuity products.  Effective January 1, 2004, upon adoption of SOP 03-1, the expenses associated with offering a bonus are deferred and amortized over the life of the related contract in a pattern consistent with the amortization of DAC.  Previously some bonuses were deferred and amortized while others were expensed.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

13. DEFERRED POLICY ACQUISITION COSTS (DAC)

The changes in DAC for the years ended December 31 were as follows:

	2006	2005
Balance at January 1	$ 1,341,377	$ 1,147,181
Acquisition costs deferred	264,648	261,058
Amortized to expense during the year	(391,585)	(226,355)
Adjustment for unrealized investment losses during the year	19,766	159,493
Balance at December 31	$ 1,234,206	$ 1,341,377

14. VALUE OF BUSINESS ACQUIRED (VOBA)

The changes in VOBA for the years ended December 31 were as follows:

	2006	2005
Balance at January 1	$ 53,670	$ 24,130
Amortized to expense during the year	(7,597)	(17,467)
Adjustment for unrealized investment losses during the year	1,671	47,007
Balance at December 31	$ 47,744	$ 53,670

15. SEGMENT INFORMATION

As described below, the Company conducts business principally in three operating segments and maintains a Corporate Segment to provide for the capital needs of the three operating segments and to engage in other financing related activities. Each segment is defined consistently with the way results are evaluated by the chief operating decision-maker.

Net investment income is allocated based on segmented assets by line of business.  Allocations of operating expenses among segments are made using both standard rates and actual expenses incurred.  Management evaluates the results of the operating segments on an after-tax basis.  The Company does not depend on one or a few customers, brokers or agents for a significant portion of its operations.

Effective January 1, 2006, the Company adopted a new capital allocation methodology for measurement of segment operating results to more closely align with rating agency standards.  The changes impact the amount of capital and income on capital that is allocated to the Wealth Management, Individual Protection and Group Protection segments from the Corporate segment.

Wealth Management

The Wealth Management Segment markets, sells and administers individual and group variable annuity products, individual and group fixed annuity products and other retirement benefit products, and funding agreements.  These contracts may contain any of a number of features including variable or fixed interest rates and equity index options and may be denominated in foreign currencies.  The Company uses derivative instruments to manage the risks inherent in the contract options.  Additionally, the Company consolidates the Trust as a component of the Wealth Management Segment.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

15. SEGMENT INFORMATION (CONTINUED)

Individual Protection

The Individual Protection Segment markets, sells and administers a variety of life insurance products sold to individuals and corporate owners of life insurance. The products include whole life, universal life and variable life products.

Group Protection

The Group Protection Segment markets, sells and administers group life, long-term disability, short-term disability and stop loss insurance to small and mid-size employers in the State of New York through the Company’s subsidiary, SLNY.

Corporate

The Corporate Segment includes the unallocated capital of the Company, its debt financing, certain consolidated investments in VIEs, and items not otherwise attributable to the other segments.

The following amounts pertain to the various business segments:

	Year ended December 31, 2006

	Wealth	Individual	Group
	Management	Protection	Protection	Corporate	Totals

Total revenues	$ 1,386,626	$ 101,447	$ 39,833	$ 100,567	$ 1,628,473
Total expenditures	1,354,554	95,815	35,356	66,068	1,551,793
Income before income tax expense	32,072	5,632	4,477	34,499	76,680

Net income	39,857	3,801	2,910	31,724	78,292

Total assets	$ 41,485,295	$ 5,784,705	$ 78,838	$1,633,710	$ 48,982,548

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

15. SEGMENT INFORMATION (CONTINUED)

The following amounts pertain to the various business segments:

	Year ended December 31, 2005

	Wealth	Individual	Group
	Management	Protection	Protection	Corporate	Totals

Total revenues	$ 1,342,509	$ 74,535	$ 32,604	$ 110,537	$ 1,560,185
Total expenditures	1,220,198	70,991	32,333	64,636	1,388,158
Income before income tax expense and minority interest	122,311	3,544	271	45,901	172,027

Net income	93,570	2,443	176	36,963	133,152

Total assets	$ 38,631,963	$ 6,005,424	$ 55,319	$1,314,140	$ 46,006,846

	Year ended December 31, 2004

	Wealth	Individual	Group
	Management	Protection	Protection	Corporate	Totals

Total revenues	$ 1,284,873	$ 65,366	$ 34,908	$ 162,596	$ 1,547,743
Total expenditures	1,054,852	60,785	31,605	93,470	1,240,712
Income before income tax expense, minority interest and cumulative effect of change in accounting principle	230,021	4,581	3,303	69,126	307,031

Net income	166,309	3,118	2,147	49,702	221,276

Total assets	$ 40,961,145	$ 4,111,638	$ 53,131	$1,561,629	$ 46,687,543

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

15. SEGMENT INFORMATION (CONTINUED)

As described earlier, effective January 1, 2006, the Company adopted a new capital allocation methodology for measurement of segment operating results to be more closely aligned with rating agency standards.  The following provides a summary of the amounts allocated from the Corporate segment to the other segments related to the allocation of income on capital for the years presented:

Year ended December 31, 2006

	Wealth	Individual	Group
	Management	Protection	Protection	Corporate	Totals
Income (loss) before income tax expense and minority interest	$38,474	$5,397	$775	$(44,646)	$-

Year ended December 31, 2005

	Wealth	Individual	Group
	Management	Protection	Protection	Corporate	Totals
Income (loss) before income tax expense and minority interest	$37,108	$1,429	$362	$(38,899)	$-

Year ended December 31, 2004

	Wealth	Individual	Group
	Management	Protection	Protection	Corporate	Totals
Income (loss) before income tax expense and minority interest	$31,482	$1,015	$277	$(32,774)	$-

16.  REGULATORY FINANCIAL INFORMATION

The Company and its insurance subsidiaries are required to file annual statements with state regulatory authorities prepared on a statutory accounting basis prescribed or permitted by such authorities.  Statutory surplus differs from stockholder's equity reported in accordance with GAAP primarily because policy acquisition costs are expensed when incurred, policy liabilities are based on different assumptions, investments are valued differently, post-retirement benefit costs are based on different assumptions, and deferred income taxes are calculated differently.  The Company’s statutory financials are not prepared on a consolidated basis.

At December 31, the Company and its insurance subsidiaries’ combined statutory capital and surplus, and net income were as follows:

	Unaudited for the Years ended December 31,
	2006	2005	2004

Statutory capital and surplus	$ 1,610,425	$ 1,778,241	$ 1,822,812
Statutory net income	123,305	140,827	249,010

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

17. DIVIDEND RESTRICTIONS

The Company’s and its insurance company subsidiaries’ ability to pay dividends is subject to certain statutory restrictions. Delaware, New York, and Rhode Island have enacted laws governing the payment of dividends to stockholders by domestic insurers.

Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that a domestic insurer may pay in any twelve-month period without prior approval of the Delaware Commissioner of Insurance is limited to the greater of (i) ten percent of its statutory surplus as of the preceding December 31, or (ii) the individual company's statutory net gain from operations for the preceding calendar year.  Any dividends to be paid by an insurer from a source other than statutory surplus, whether or not in excess of the aforementioned threshold, would also require the prior approval of the Delaware Commissioner of Insurance.  The Company is permitted to pay dividends up to a maximum of $171.2 million in 2007 without prior approval from the Delaware Commissioner of Insurance.

In 2006, the Company’s board of directors approved and the Company paid $300.0 million in dividends to the Parent with the prior approval of the Delaware Commissioner of Insurance.  In 2005, the Company’s board of directors approved and the Company paid $200.0 million in dividends to the Parent, consisting of $150.6 million in cash and $49.4 million in notes.  In 2004, the Company’s board of Directors approved and the Company paid $150.0 million of cash dividends to the Parent.  On December 31, 2004, SCA was distributed in the form of a dividend of $6.6 million to the Parent and became a consolidated subsidiary of SLC - U.S. Ops Holdings.

New York law permits a domestic stock life insurance company to distribute a dividend to its shareholders without prior notice to the New York Superintendent of Insurance, where the aggregate amount of such dividends in any calendar year does not exceed the lesser of:  (i) ten percent of its surplus to policyholders as of the immediately preceding calendar year; or (ii) its net gain from operations for the immediately preceding calendar year, not including realized capital gains.  No dividends were paid by SLNY during 2006, 2005 or 2004.

Rhode Island law requires prior regulatory approval for any dividend where the amount of such dividend paid during the preceding twelve-month period would exceed the lesser of (i) ten percent of the insurance company’s surplus as of the December 31 next preceding, or (ii) its net gain from operations, not including realized capital gains, for the immediately preceding calendar year, excluding pro rata distributions of any class of the insurance company’s own securities.  No dividends were paid by Independence Life during 2006, 2005 or 2004.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

18. COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income as of December 31 were as follows:

	2006	2005	2004
Unrealized gains on available-for-sale securities	$ 38,400	$ 56,493	$ 485,553
Reserve allocation	(9,346)	(22,039)	-
Minimum pension liability adjustment	(1,516)	(2,834)	-
DAC allocation	(2,719)	(12,842)	(172,945)
VOBA allocation	470	(1,201)	(48,208)
Tax effect and other	(11,259)	1,683	(83,762)

Accumulated Other Comprehensive Income	$ 14,030	$ 19,260	$ 180,638

19. COMMITMENTS AND CONTINGENCIES

Regulatory and Industry Developments

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision.  This may result in an increase in mandatory assessments by state guaranty funds or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments.  Part of the assessments paid by the Company pursuant to these laws may be used as credits for a portion of the associated premium taxes.

Litigation

The Company is not aware of any contingent liabilities arising from litigation, income taxes and other matters that could have a material effect upon the financial condition, results of operations or cash flows of the Company.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)
For the years ended December 31, 2006, 2005 and 2004

19. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Indemnities

In the normal course of its business, the Company has entered into agreements that include indemnities in favor of third parties, such as contracts with advisors and consultants, outsourcing agreements, underwriting and agency agreements, information technology agreements, distribution agreements and service agreements.  The Company has also agreed to indemnify its directors and certain of its officers and employees in accordance with the Company’s by-laws.  The Company believes any potential liability under these agreements is neither probable nor estimatable. Therefore, the Company has not recorded any associated liability.

Lease Commitments

The Company leases various facilities and equipment under operating leases with terms of up to six years. As of December 31, 2006, minimum future lease payments under such leases were as follows:

2007	$ 5,421
2008	2,554
2009	1,472
2010	1,072
2011	1,031
Total	$ 11,550

Total rental expense for the years ended December 31, 2006, 2005 and 2004 was $7.6 million, $8.5 million and $16.3 million, respectively.

The Company has four noncancelable sublease agreements that expire on March 31, 2008.  As of December 31, 2006, the minimum future lease payments under the sublease agreements were as follows:

2007	$ 1,887
2008	293
Total	$ 2,180

20. SUBSEQUENT EVENT

On March 21, 2007, the Parent notified the Partnership that it would redeem the $600 million of 8.526% subordinated debentures and the Partnership notified the Capital Trust, the holders of the $600 million of 8.526% partnership capital securities, that it will use the proceeds from the redemption of the subordinated debentures to redeem the partnership capital securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Sun Life Assurance Company of Canada (U.S.)
Wellesley Hills, Massachusetts

We have audited the accompanying consolidated balance sheets of Sun Life Assurance Company of Canada (U.S.) and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2006.  Our audits also included the financial statement schedules listed in the Index at Item 15.  These financial statements and financial statement schedules are the responsibility of the Company's management.  Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sun Life Assurance Company of Canada (U.S.) and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2004, the Company adopted the provisions of the American Institute of Certified Public Accountants’ Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts."

DELOITTE & TOUCHE LLP

Boston, Massachusetts
March 27, 2007

PART C

ITEM 26.  EXHIBITS

A.
Resolution of the Board of Directors of Sun Life Assurance Company of Canada (U.S.), dated October 29, 1998, authorizing the establishment of Sun Life of Canada (U.S.) Variable Account I (Incorporated herein by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-68601, filed with the Securities and Exchange Commission on December 9, 1998.)

B.	None.

C.
Principal Underwriting Agreement (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-94359, filed with the Securities and Exchange Commission on March 31, 2000.)

D.
(1)  Flexible Premium Combination Fixed and Variable Life Insurance Policy.  (Incorporated herein by reference to Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form N-6, File No. 333-148178, filed with the Securities and Exchange Commission on December 19, 2007.)

(2)  Estate Preservation Rider. (Incorporated herein by reference to Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form N-6, File No. 333-148178, filed with the Securities and Exchange Commission on December 19, 2007.)

(3)  Policy Split Option Rider. (Incorporated herein by reference to Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form N-6, File No. 333-148178, filed with the Securities and Exchange Commission on December 19, 2007.)

(4)  Supplemental Insurance Rider. (Incorporated herein by reference to Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form N-6, File No. 333-148178, filed with the Securities and Exchange Commission on December 19, 2007.)

(5)  Charitable Giving Benefit Rider.  (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form N-6, File No. 333-143353, filed with the Securities and Exchange Commission on September 19, 2007.)

(6)  Enhanced Cash Surrender Value Rider. (Incorporated herein by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form N-6, File No. 333-143354, filed with the Securities and Exchange Commission on May 30, 2007.)

(7)  Loan Lapse Protection Rider. (Incorporated herein by reference to Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form N-6, File No. 333-148178, filed with the Securities and Exchange Commission on December 19, 2007.)

(8)  Long Term Accumulation Rider. (Incorporated herein by reference to Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form N-6, File No. 333-148178, filed with the Securities and Exchange Commission on December 19, 2007.)

(9) Travel Assistance Endorsement. (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form N-6, File No. 333-143353, filed with the Securities and Exchange Commission on September 19, 2007.)

E.
Application for Flexible Premium Combination Fixed and Variable Life Insurance Policy. (Incorporated herein by reference to Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form N-6, File No. 333-148178, filed with the Securities and Exchange Commission on December 19, 2007.)

F.
(1)  Certificate of Incorporation of Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to the Depositor's Form 10-K, File No. 333-82824, filed with the Securities and Exchange Commission on March 29, 2004.)

(2)  Bylaws of the Depositor, as amended March 19, 2004 (Incorporated herein by reference to the Depositor's Form 10-K, File No. 333-82824, filed with the Securities and Exchange Commission on March 29, 2004.)

G.
Specimen Reinsurance Contract. (Incorporated herein by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form N-6, File No. 333-100829, filed with the Securities and Exchange Commission on October 30, 2002.)

H.           (1)      Participation Agreement, dated February 17, 1998, by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., Sun Life Assurance Company of Canada (U.S.), and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4, Exhibit 8d, File No. 333-82957, filed with the Securities and Exchange Commission on February 3, 2000.)

(2)      Amended and Restated Participation Agreement, dated December 13, 2004, by and among Sun Capital Advisers Trust, Sun Capital Advisers, Inc., Sun Life Insurance and Annuity Company of New York and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, Exhibit 8e, File No. 333-83516, filed with the Securities and Exchange Commission on April 29, 2005.)

(3)      Amended and Restated Participation Agreement, dated September 1, 2004, by and among Sun Life Assurance Company of Canada (U.S.), Variable Insurance Products Fund and Fidelity Distributors Corporation (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, Exhibit 8g, File No. 333-83516, filed with the Securities and Exchange Commission on April 28, 2005.)

(4)      Participation Agreement, dated May 1, 2001, by and among Sun Life Assurance Company of Canada (U.S.), Clarendon Insurance Agency, Inc., Alliance Capital Management L.P. and Alliance Fund Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, Exhibit 8k, File No. 333-82957, filed with the Securities and Exchange Commission on April 23, 2004.)

(5)      Participation Agreement, dated September 16, 2002, by and among the Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc, Sun Life Insurance and Annuity Company of New York and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to the Registration Statement of KBL Variable Account A on Form N-4, Exhibit 8g, File No. 333-102278, filed with the Securities and Exchange Commission on December 31, 2002.)

(6)      Participation Agreement, dated February 17, 1998, by and among Goldman Sachs Variable Insurance Trust, Goldman, Sachs & Co., and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to Post-Effective Amendment No. 13 to the Registration Statement on Form N-4, Exhibit 8b, File No. 033-41628, filed with the Securities and Exchange Commission on April 26, 1999.)

(7)      Amended and Restated Participation Agreement, dated November 6, 2002, by and among MFS/Sun Life Series Trust, Sun Life Insurance and Annuity Company of New York, Sun Life Assurance Company of Canada (U.S.) and Massachusetts Financial Services Company (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, Exhibit 8a, File No. 333-107983, filed with the Securities and Exchange Commission on May 28, 2004.)

(8)      Participation Agreement, dated July 15, 2002, by and among Sun Life Assurance Company of Canada (U.S.), Deutsche Asset Management VIT Funds and Deutsche Asset Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form S-6, Exhibit 8o, File No. 333-65048, filed with the Securities and Exchange Commission on July 3, 2002.)

(9)      Participation Agreement, dated September 30, 2002, by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, First Eagle Sogen Variable Funds, Inc. and Arnhold and S. Bleichroeder, Inc. (Incorporated herein by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form N-6, File No. 333-143354, filed with the Securities and Exchange Commission on May 30, 2007.)

(10)
Participation Agreement, dated September 16, 2002, by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-6, Exhibit H10, File No. 333-59662, filed with the Securities and Exchange Commission on February 26, 2003.)

(11)    Participation Agreement, dated December 1, 2004, by and among Wanger Advisors Trust, Columbia Funds Distributor, Inc., Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York.  (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, Exhibit H20, File No. 333-136435, filed with the Securities and Exchange Commission on August 9, 2006.)

(12)
Participation Agreement, dated February 17, 1998, by and among Sun Life Assurance Company of Canada (U.S.) and Lord, Abbett & Co. (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form S-6, Exhibit 8i, File No. 333-13087, filed with the Securities and Exchange Commission on April 26, 2002.)

(13)
Participation Agreement, dated August 6, 2004, by and among Sun Life Assurance Company of Canada (U.S.), Van Kampen Life Investments Trust, Van Kampen Funds Inc., Van Kampen Asset Management. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-6, Exhibit H16, File No. 333-100831, filed with the Securities and Exchange Commission on May 2, 2005).

(14)
Participation Agreement, dated December 31, 2002, by and among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and Sun Life Assurance Company of Canada (U.S.). (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-6, Exhibit H17, File No. 333-100831, filed with the Securities and Exchange Commission on May 2, 2005).

(15)
Restated Participation Agreement, dated April 1, 2007, by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, Independence Life and Annuity Company, Columbia Funds Variable Insurance Trust I, Columbia Management Advisors, LLC and Columbia Management Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-6, Exhibit H22, File No. 333-111688, filed with the Securities and Exchange Commission on April 27, 2007.)

(16)
Participation Agreement, dated April 1, 2007, by and among Sun Life Assurance Company of Canada (U.S.), M Fund, Inc., M Financial Investment Advisers, Inc. and Sun Life Insurance and Annuity Company of New York. (Incorporated herein by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form N-6, File No. 333-143354, filed with the Securities and Exchange Commission on May 30, 2007.)

I.
Third Party Administration Agreement between Sun Life Assurance Company of Canada (U.S.) and McCamish Systems, LLC.  (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form N-6, File No. 333-143354, filed with the Securities and Exchange Commission on October 10, 2007.)

J. (1)
Powers of Attorney. (Incorporated herein by reference to Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form N-6, File No. 333-148178, filed with the Securities and Exchange Commission on December 19, 2007.)

(2)
Resolution of the Board of Directors of the Depositor dated July 24, 2003, authorizing the use of Powers of Attorney for Officer signatures. (Incorporated herein by reference to the Registration Statement of Keyport Variable Account A on Form N-4, File No. 333-112506, filed with the Securities and Exchange Commission on February 5, 2004.)

K.           Legal Opinion.

L.           None.

M.           None.

N.           Consent of Independent Registered Public Accounting Firm.

O.           None.

P.           None.

Q.           None.

ITEM 27.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name and Principal Business Address	Positions and Offices With Depositor
Thomas A. Bogart Sun Life Assurance Company of Canada 150 King Street West Toronto, ON M5H 1J9	Director and Chairman
Ronald H. Friesen Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Director and Senior Vice President and Chief Financial Officer and Treasurer
Scott M. Davis Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Director and Senior Vice President and General Counsel
Richard P. McKenney Sun Life Assurance Company of Canada 150 King Street West Toronto, Ontario Canada M5H 1J9	Director
Mary M. Fay Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Director and Senior Vice President and General Manager, Annuities
Robert C. Salipante Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Director and President
Michele G. Van Leer Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Senior Vice President and General Manager, Individual Insurance
James M.A. Anderson Sun Life Assurance Company of Canada 150 King Street West Toronto Ontario Canada M5H 1J9	Executive Vice President and Chief Investment Officer
Keith Gubbay Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Senior Vice President and Chief Actuary
Michael S. Bloom Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Assistant Vice President and Senior Counsel and Secretary
Michael K. Moran Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Vice President and Chief Accounting Officer
John R. Wright Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Executive Vice President, Sun Life Financial U.S. Operations
Michael E. Shunney Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Senior Vice President and General Manager, Sun Life Financial Distribution Group

ITEM 28.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

No person is directly or indirectly controlled by the Registrant.  The Registrant is a separate account of Sun Life Assurance Company of Canada (U.S.), which is ultimately controlled by Sun Life Financial.

The organization chart of Sun Life Financial is incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-6 of Sun Life of Canada (U.S.) Variable Account I, File No. 333-143353, filed September 19, 2007.

None of the companies listed in such organization chart is a subsidiary of the Registrant; therefore, the only financial statements being filed are those of Sun Life Assurance Company of Canada (U.S.).

ITEM 29.  INDEMNIFICATION

Pursuant to Section 145 of the Delaware Corporation Law, Article 8 of the By-laws of Sun Life Assurance Company of Canada (U.S.) provides for the indemnification of directors, officers and employees of Sun Life Assurance Company of Canada (U.S.).  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Sun Life Assurance Company of Canada (U.S.) pursuant to the certificate of incorporation, by-laws, or otherwise, Sun Life (U.S.) has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by Sun Life (U.S.) of expenses incurred or paid by a director, officer, controlling person of Sun Life (U.S.) in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Sun Life (U.S.) will submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act, unless in the opinion of their counsel the matter has been settled by controlling precedent, and will be governed by the final adjudication of such issue.

ITEM 30.  PRINCIPAL UNDERWRITERS

Clarendon Insurance Agency, Inc., which is a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.), acts as general distributor for the Registrant, Sun Life of Canada (U.S.) Variable Accounts C, D, E, F, G and K, Keyport Variable Account A, KMA Variable Account, Keyport Variable Account I, KBL Variable Account A, KBL Variable Annuity Account, Sun Life (N.Y.) Variable Accounts A, B, C, D, J and N and Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account and Total Return Variable Account.

Name and Principal	Position and Offices
Business Address*	with Underwriter

Katherine E. Sarvary	President
Scott M. Davis	Director
Michele G. Van Leer	Director
Mary M. Fay	Director
Ann B. Teixeira	Assistant Vice President, Compliance
Michael S. Bloom	Secretary
Kathleen T. Baron	Chief Compliance Officer
Michael L. Gentile	Vice President
Raymond Scanlon	Vice President
William T. Evers	Assistant Vice President and Senior Counsel
Nancy C. Atherton	Assistant Vice President & Tax Officer
Jane F. Jette	Financial/Operations Principal and Treasurer
Amy E. Mercer	Assistant Secretary
Alyssa M. Gair	Assistant Secretary

*The principal business address of all directors and officers of the principal underwriter is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained, in whole or in part, by Sun Life Assurance Company of Canada (U.S.) at its offices at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481 or at the offices of Clarendon Insurance Agency, Inc., at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

ITEM 32.  MANAGEMENT SERVICES

Not applicable.

ITEM 33.  FEE REPRESENTATION

Sun Life Assurance Company of Canada (U.S.)("Sun Life of Canada (U.S.)") hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Sun Life of Canada (U.S.).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Registration Statement on Form N-6 to be signed on its behalf, in the Town of Wellesley Hills, and Commonwealth of Massachusetts on this 11th day of March, 2008.

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT I
(Registrant)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Depositor)

By: ___/s/ Robert C. Salipante______________
Robert C. Salipante
President

Attest:	__/s/ Sandra M. DaDalt_________________
Sandra M. DaDalt
Assistant Vice President & Senior Counsel

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities with the Depositor, Sun Life Assurance Company of Canada (U.S.), and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Robert C. Salipante	Director and President	March 11, 2008
Robert C. Salipante	(Principal Executive Officer)

/s/ Ronald H. Friesen	Director and Senior Vice President and Chief Financial	March 11, 2008
Ronald H. Friesen	Officer and Treasurer
(Principal Financial Officer)

/s/ Michael K. Moran	Vice President and Chief Accounting Officer	March 11, 2008
Michael K. Moran
(Principal Accounting Officer)

/s/ Richard P. McKenney	Director	March 11, 2008
Richard P. McKenney

/s/ Thomas A. Bogart	Director	March 11, 2008
Thomas A. Bogart

/s/ Scott M. Davis	Director	March 11, 2008
Scott M. Davis

/s/ Mary M. Fay	Director	March 11, 2008
Mary M. Fay

*Sandra M. DaDalt has signed this document on the indicated date on behalf of the above Directors and Officers for the Depositor pursuant to powers or attorney duly executed by such persons and a resolution of the Board of Directors authorizing use of powers of attorney for Officer signatures.  Resolution of the Board of Directors is incorporated herein by reference to the Registration Statement of Keyport Variable Account A on Form N-4, File No. 333-112506, filed on or about February 5, 2004. Powers of attorney are enclosed herein.

EXHIBIT INDEX

K	Legal Opinion

N	Consent of Independent Registered Public Accounting Firm